                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-48033


                              PROXY STATEMENT FOR
                             STATE SAVINGS COMPANY

                        SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 18, 1998
                            ------------------------

                       PROSPECTUS OF FIFTH THIRD BANCORP
                               20,250,000 SHARES
                           COMMON STOCK, NO PAR VALUE
                            ------------------------

    This Proxy Statement/Prospectus and the accompanying notice and form of proxy are first being mailed on or about April 14, 1998 to the shareholders of State Savings Company, an Ohio corporation which is a registered multiple savings and loan holding company under the Home Owners' Loan Act ("State Savings"), in connection with the solicitation of proxies by the Board of Directors of State Savings for use at a Special Meeting of Shareholders to be held on May 18, 1998 (the "Special Meeting").

    At the Special Meeting, holders of common shares of State Savings, $100 par value ("State Savings Common Shares"), will be asked to approve and adopt the Affiliation Agreement dated as of January 2, 1998 between Fifth Third Bancorp ("Fifth Third") and State Savings, a copy of which is attached hereto as Annex A and is incorporated herein by reference (the "Affiliation Agreement"), and the transactions contemplated thereby. If the Affiliation Agreement is approved and adopted, and if all other conditions are satisfied or waived, State Savings will merge into Fifth Third (the "Merger"). Each State Savings Common Share will be canceled at the time the Merger becomes effective (the "Effective Time") in consideration and exchange for the right to receive 2,770.89 (the "Exchange Ratio") shares of Fifth Third common stock, no par value per share ("Fifth Third Common Stock"). No fractional shares will be issued. Any State Savings shareholder otherwise entitled to receive a fractional share will receive cash in lieu thereof based upon the applicable market value per share of Fifth Third Common Stock at the Effective Time. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Effects of Merger" and "-- Termination; Fee; Amendment; Waiver."

    In accordance with the Affiliation Agreement, the Exchange Ratio has been adjusted to reflect the three-for-two stock split to be effected in the form of a stock dividend declared by Fifth Third on March 17, 1998 and to be distributed on April 15, 1998 (the "1998 Fifth Third Stock Split"). In the event of any other stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock or any other event or action which has a similar economic effect before the Effective Time, the Exchange Ratio will be adjusted further so as to give shareholders of State Savings the economic benefit of such event or action. In addition, in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the State Savings Board of Directors may have the right to terminate the Affiliation Agreement. If such right is exercised, Fifth Third would then have the option to increase the Exchange Ratio in accordance with the formula set forth in the Affiliation Agreement in lieu of such termination. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Termination; Fee; Amendment; Waiver".

    The approval and adoption of the Affiliation Agreement by the shareholders of State Savings at the Special Meeting will authorize the State Savings Board of Directors to determine in its sole discretion whether to terminate the Affiliation Agreement in accordance with the terms thereof, including the termination of the Affiliation Agreement in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions. Such determination may be made without notice to, or the resolicitation of proxies from, the shareholders of State Savings.

    HOLDERS OF STATE SAVINGS COMMON SHARES MAY BE ENTITLED TO RELIEF AS DISSENTING SHAREHOLDERS UNDER OHIO REVISED CODE SECTION 1701.85. See
"PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Dissenters' Rights of Appraisal."

    Under the rules and regulations of the Securities and Exchange Commission (the "Commission"), the solicitation of State Savings' shareholders to approve and adopt the Affiliation Agreement and the transactions contemplated thereby, including the Merger, constitutes an offering of Fifth Third Common Stock to be issued in connection with the Merger. Accordingly, Fifth Third has filed with the Commission a Registration Statement (File No. 333-48033) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering, and this Proxy Statement/Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

    This Proxy Statement/Prospectus shall not constitute a prospectus for public reoffering of the Fifth Third Common Stock issuable pursuant to the Merger.

THE SECURITIES OF FIFTH THIRD TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
  COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         The date of this Proxy Statement/Prospectus is April 7, 1998.

                             AVAILABLE INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH, WITH THE EXCEPTION OF THE 1997 ANNUAL REPORT TO STOCKHOLDERS FOR FIFTH THIRD, ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM PAUL L. REYNOLDS, ASSISTANT SECRETARY, FIFTH THIRD BANCORP, FIFTH THIRD CENTER, CINCINNATI, OHIO 45263 (TELEPHONE NUMBER: (513) 579-5300). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 11, 1998.

     No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Fifth Third or State Savings. This Proxy Statement/Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus at any time, nor any offer or solicitation made hereunder, shall under any circumstances imply that the information set forth herein or incorporated herein is correct as of any time subsequent to its date.

     Fifth Third is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by Fifth Third can be inspected and copied at Room 1024 of the Offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Fifth Third files its reports, proxy statements and other information with the Commission electronically, and the Commission maintains a website located at http://www.sec.gov containing such information.

     Fifth Third Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market (the "Nasdaq National Market") under the symbol "FITB". Documents filed by Fifth Third with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     State Savings is not subject to the information requirements or proxy rules contained in or adopted pursuant to the Exchange Act.

     All information contained in this Proxy Statement/Prospectus with respect to State Savings was supplied by State Savings and all information contained or incorporated in this Proxy Statement/Prospectus with respect to Fifth Third was supplied by Fifth Third.

     Although neither State Savings nor Fifth Third has any knowledge that would indicate that any statements or information relating to the other party contained herein is inaccurate or incomplete, neither State Savings nor Fifth Third can warrant the accuracy or completeness of such statements or information as they relate to the other party.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Fifth Third with the Commission (File No. 0-8076) are hereby incorporated into this Proxy Statement/Prospectus by reference:

          (a) Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1997;

          (b) Pages 1 and 13 through 38 of Fifth Third's 1997 Annual Report to Stockholders (enclosed with this Proxy Statement/Prospectus);

          (c) Fifth Third's Proxy Statement dated February 9, 1998; and

          (d) Fifth Third's Current Report on Form 8-K filed March 17, 1998.

     In addition, all subsequent documents filed with the Commission by Fifth Third pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the Special Meeting are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     This Proxy Statement/Prospectus (including information included or incorporated by reference herein) contains or may contain forward-looking statements that involve risks and uncertainties. This Proxy Statement/Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Fifth Third and State Savings and of Fifth Third on a pro forma combined basis following the consummation of the Merger, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions.

     These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) expected cost savings from the Merger cannot be fully realized or realized within the expected time frame; (2) revenues following the Merger are lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Merger are greater than expected; (3) competitive pressures among depository and other financial institutions increase significantly; (4) costs or difficulties related to the integration of the businesses of Fifth Third and State Savings are greater than expected; (5) changes in the interest rate environment reduce margins; (6) general economic or business conditions, either nationally or in the states in which Fifth Third will be doing business, are less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes adversely affect the businesses in which Fifth Third will be engaged; and (8) changes in the securities markets.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    3
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING
  INFORMATION...............................................    3
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................    6
THE SPECIAL MEETING.........................................   16
  Purpose of the Special Meeting............................   16
  Voting and Revocability of Proxies........................   16
  Vote Required.............................................   16
  Miscellaneous.............................................   17
PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD........   17
  General...................................................   17
  Background and Reasons for the Merger.....................   17
  Opinion of Financial Advisor to State Savings.............   20
  Effective Time............................................   24
  Effects of Merger.........................................   24
  Exchange of Certificates..................................   25
  Federal Income Tax Consequences...........................   26
  Accounting Treatment......................................   27
  Dissenters' Rights of Appraisal...........................   27
  Conduct Pending Merger; Representations and Warranties....   28
  Conditions to Closing.....................................   29
  Termination; Fee; Amendment; Waiver.......................   30
  Effect on State Savings Employees.........................   32
  Interests of Certain Persons in the Merger................   33
  Resale of Fifth Third Common Stock by Affiliates..........   35
FIFTH THIRD BANCORP.........................................   36
  Description of Business...................................   36
  Recent Developments.......................................   36
  Additional Information....................................   37
STATE SAVINGS COMPANY.......................................   38
  General...................................................   38
  Lending Activities........................................   39
  Investment Activities.....................................   50
  Deposits and Borrowing....................................   51
  Asset/Liability Management................................   53
  Interest Rate Swaps, Caps and Floors......................   56
  Competition...............................................   56
  Subsidiary Activities.....................................   57
  Taxation..................................................   57
  Personnel.................................................   59
UNAUDITED PRO FORMA FINANCIAL INFORMATION...................   60
SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD...........   66
SELECTED HISTORICAL FINANCIAL DATA OF STATE SAVINGS.........   68
MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF STATE SAVINGS................   70
CERTAIN BENEFICIAL OWNERS OF STATE SAVINGS COMMON STOCK.....   80
STATE SAVINGS MANAGEMENT....................................   80

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

                                                              PAGE
                                                              ----
DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE
  RIGHTS OF SHAREHOLDERS....................................   83
  Voting Rights.............................................   83
  Dividends.................................................   84
  Preemptive Rights.........................................   84
  Rights Upon Liquidation...................................   85
  Indemnification and Personal Liability of Directors and
     Officers...............................................   85
  Shareholders' Meetings; Quorum............................   85
  Subscription, Conversion, Redemption Rights; Stock
     Nonassessable..........................................   85
  Change of Control Provisions..............................   85
EFFECT OF GOVERNMENTAL POLICIES.............................   87
REGULATION OF FINANCIAL INSTITUTIONS........................   88
  Holding Company Regulation................................   88
  Capital Requirements......................................   90
  Regulation of Banks.......................................   92
  Regulation of Savings Banks...............................   92
LEGAL MATTERS...............................................   96
EXPERTS.....................................................   96
INDEX TO FINANCIAL STATEMENTS OF STATE SAVINGS..............  F-1
ANNEXES:
  Annex A:  Affiliation Agreement dated as of January 2,
            1998 between Fifth Third Bancorp and State
            Savings Company (excluding exhibits)
  Annex B:  Form of Shareholder Support Agreement
  Annex C:  Fairness Opinion of Keefe, Bruyette & Woods,
            Inc.
  Annex D:  Section 1701.85 of the Ohio Revised Code
  Annex E:  Acquiring Person Statement

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

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the documents incorporated herein by reference and/or enclosed herewith. This summary is not intended to be a summary of all information relating to the Merger and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained elsewhere in this Proxy Statement/ Prospectus, including the Annexes hereto, and the documents incorporated by reference in, and/or enclosed with, this Proxy Statement/Prospectus.

     UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROXY
STATEMENT/PROSPECTUS GIVES EFFECT TO THE 1998 FIFTH THIRD STOCK SPLIT.

PARTIES TO THE TRANSACTION:

FIFTH THIRD:                 Fifth Third is a registered multi-bank holding
                             company, incorporated under Ohio law, which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third's nine subsidiary banks operate a general banking business from 411 offices located throughout Ohio, Indiana, Kentucky and Florida. At December 31,
                             1997, on a consolidated basis, Fifth Third had consolidated assets, deposits and stockholders' equity of approximately $21.4 billion, $14.9 billion and $2.3 billion, respectively. Fifth Third
                             Common Stock is traded on the Nasdaq National
                             Market under the symbol "FITB." Fifth Third's principal executive offices are located at Fifth
                             Third Center, Cincinnati, Ohio 45263, and its telephone number is (513) 579-5300.

STATE SAVINGS:               State Savings is a registered multiple savings and
                             loan holding company incorporated under Ohio law.
                             State Savings owns all of the stock of State
                             Savings Bank, a state savings bank which is incorporated under the laws of the State of Ohio and which is headquartered in Columbus, Ohio
                             ("SSB"); substantially all of the stock of Century
                             Bank, a state savings bank which is incorporated under the laws of the State of Ohio and which is headquartered in Upper Arlington, Ohio ("Century");
                             and all of the stock of State Savings Bank, FSB, a federal savings bank which is incorporated under federal law and which is headquartered in Phoenix, Arizona ("FSB"). SSB operates its main office and 36 full service branch offices in Franklin, Delaware, Fairfield, Licking and Marion Counties in
                             Ohio; three lending offices in Cuyahoga, Summit and Lake Counties in Ohio; and one lending office in Indianapolis, Indiana. Century operates its main office and two full service branch offices in Hamilton County, Ohio; two full service offices in Lucas County, Ohio; one full service office in Franklin County, Ohio; and one lending office in Ft. Wright, Kentucky. FSB operates its main office and ten full service branch offices in Maricopa, Prima and Yavapai Counties in Arizona. SSB, Century and FSB are sometimes collectively referred to herein as the "Thrift Subsidiaries." At December
                             31, 1997, State Savings, on a consolidated basis, had total assets, total deposits and shareholders' equity of approximately $2.8 billion, $2.3 billion and $267 million, respectively. State Savings' principal executive offices are located at 20 East
                             Broad Street, Columbus, Ohio, and its telephone number is (614) 460-6100.

SPECIAL MEETING OF STATE SAVINGS SHAREHOLDERS:

TIME AND DATE:               5:00 p.m., Eastern Daylight Savings Time, on May
                             18, 1998

PLACE:                       The offices of State Savings, 20 East Broad Street,
                             Columbus, Ohio.

PURPOSE: To consider and vote upon the proposal to approve and adopt the Affiliation Agreement and the transactions contemplated thereby, including the Merger. Pursuant to the Affiliation Agreement and as adjusted for the 1998 Fifth Third Stock Split, State Savings' shareholders will receive 2,770.89 shares of Fifth Third Common Stock in exchange for each State Savings Common Share and cash in lieu of any fractional shares of Fifth Third Common Stock. See "THE SPECIAL MEETING -- Purpose of the Special Meeting," "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD," and "FIFTH THIRD BANCORP -- Recent Developments."

VOTE REQUIRED:               The Affiliation Agreement and the transactions
                             contemplated thereby, including the Merger, must be approved and adopted by the affirmative vote of at least two-thirds of the State Savings Common Shares outstanding as of the close of business on April 6, 1998 (the "Record Date"). In addition, the control share acquisition by Fifth Third of more than a majority of the voting power of State Savings pursuant to the Affiliation Agreement must be approved by a majority of the voting power of State
                             Savings represented in person or by proxy at a separate special meeting and a majority of the portion of such voting power, excluding any State
                             Savings Common Shares owned by any officer of State
                             Savings or any director of State Savings who is also an employee of State Savings and excluding certain other State Savings Common Shares. Such separate control share acquisition special meeting will be held immediately before the Special
                             Meeting. A notice and a proxy for such separate control share acquisition special meeting will be mailed to shareholders of State Savings separate and apart from this Proxy Statement/Prospectus.

                             The approval and adoption of the Affiliation
                             Agreement by the shareholders of State Savings at the Special Meeting will authorize the Board of Directors of State Savings to determine in its sole discretion whether to terminate the Affiliation Agreement in accordance with the terms thereof. An abstention or failure to vote will have the same effect as voting against the proposal. Accordingly, shareholders are urged to sign and return their proxies. See "THE SPECIAL MEETING -- Vote Required" and "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS -- Change of Control Provisions -- Ohio Control Share Acquisition Act."

                             It is expected that substantially all of the 2,262.506 State Savings Common Shares beneficially owned by directors and executive officers of State Savings at the Record Date (37.7% of the 6,000 total outstanding State Savings Common Shares at that date) will be voted for approval and adoption of the Affiliation Agreement and the transactions contemplated thereby, including the Merger. Additionally, in connection with the execution of the Affiliation Agreement, certain directors of State Savings (who hold approximately 1,765.765, or 29.4%, of the outstanding State Savings Common Shares) have executed Shareholder Support Agreements dated January 2, 1998 with Fifth Third (the "Shareholder Support Agreements"). The 1,765.765 shares subject to the Shareholder Support Agreements are included in the 2,262.506 shares held by the directors and executive officers of State Savings. A copy of the form of Shareholder Support Agreement is attached hereto as Annex B, and is incorporated by reference herein. Pursuant to the Shareholder Support Agreements, each of these holders have agreed to vote their shares in favor of the proposal to approve and adopt the Affiliation Agreement and the transactions contemplated thereby, including the Merger, and have waived all rights available to them under the Ohio Revised Code to demand appraisal of their State Savings Common Shares. See "THE SPECIAL MEETING -- Voting and Revocability of Proxies," and "-- Vote Required."

BENEFICIAL OWNERSHIP BY
  OFFICERS AND DIRECTORS:    As of the close of business on the Record Date, the
                             executive officers and directors of State Savings beneficially owned 2,262.506 State Savings Common
                             Shares, or approximately 37.7%, of the then outstanding State Savings Common Shares. See "THE
                             SPECIAL MEETING -- Vote Required" and "STATE
                             SAVINGS MANAGEMENT."

PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD:

BACKGROUND AND REASONS FOR
THE MERGER AND
  RECOMMENDATION OF THE
  BOARD OF DIRECTORS OF
  STATE SAVINGS:             On the basis of the various factors and other
                             considerations described in "PROPOSAL -- MERGER OF
                             STATE SAVINGS INTO FIFTH THIRD -- Background and
                             Reasons for the Merger," including the opinion of Keefe, Bruyette & Woods, Inc. ("Keefe Bruyette"), that the Exchange Ratio is fair to shareholders of State Savings from a financial point of view, the Board of Directors of State Savings concluded that the Merger is in the best interests of State
                             Savings and its shareholders and recommends unanimously that the shareholders of State Savings approve and adopt the Affiliation Agreement and the transactions contemplated thereby.

OPINION OF FINANCIAL
ADVISOR: Keefe Bruyette, the financial advisor to State Savings, has issued its opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the shareholders of State Savings. The full text of the opinion of Keefe Bruyette, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken, is attached to this Proxy Statement/Prospectus as Annex C and is incorporated herein by reference. Shareholders are urged to read the opinion in its entirety. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Opinion of Financial Advisor to State Savings" and Annex C hereto.

EFFECTIVE TIME:              Unless the parties agree otherwise, the Effective
                             Time will occur on a Friday which is as soon as is reasonably possible following the date on which all of the conditions precedent to the consummation of the Merger, including receipt of all regulatory approvals and the expiration of any applicable waiting periods, have been fully met or effectively waived. The parties anticipate that the Effective
                             Time will occur in June 1998. State Savings and
                             Fifth Third each will have the right to terminate the Affiliation Agreement, among other reasons, if the Effective Time does not occur on or before September 30, 1998, subject to certain conditions.
                             See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
                             THIRD -- Effective Time."

TERMS OF THE MERGER:
  CONVERSION OF STATE
  SAVINGS COMMON SHARES;
  CONSIDERATION:             At the Effective Time, each shareholder of State
                             Savings will receive, for each State Savings Common
                             Share canceled and extinguished as a result of the Merger, the right to receive 2,770.89 shares (as adjusted to reflect the 1998 Fifth Third Stock
                             Split) of Fifth Third Common Stock, subject to adjustment under certain circumstances. Based on the closing price per share of Fifth Third Common
                             Stock on the Nasdaq National Market on April 6,
                             1998, the value of 2,770.89 shares of Fifth Third
                             Common Stock was $162,097.

                             In the event of any other stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock or any other event or action which has a similar economic effect before the Effective Time, the Exchange Ratio will be adjusted further so as to give shareholders of State Savings the economic benefit of such event or action. In addition, in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the State Savings Board of Directors may have the right to terminate the Affiliation Agreement. If such right is exercised, Fifth Third would then have the option to increase the Exchange Ratio in accordance with the formula set forth in the Affiliation Agreement in lieu of such termination. See "SUMMARY OF THE PROXY STATEMENT/ PROSPECTUS -- Right to Terminate" and "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Effects of Merger -- State Savings Common Shares" and "-- Termination; Fee; Amendment; Waiver."

                             THE VALUE OF THE FIFTH THIRD COMMON STOCK TO BE RECEIVED BY STATE SAVINGS SHAREHOLDERS WILL DEPEND ON THE MARKET PRICE OF SHARES OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME. THE MARKET PRICE OF FIFTH THIRD COMMON STOCK IS SUBJECT TO CHANGE AT ALL TIMES BASED ON THE FUTURE FINANCIAL CONDITION AND OPERATING RESULTS OF FIFTH THIRD, FUTURE MARKET CONDITIONS AND OTHER FACTORS, AND THE MARKET PRICE OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME OF THE MERGER MAY BE SUBSTANTIALLY HIGHER OR LOWER THAN RECENT PRICES.

NO FRACTIONAL SHARES:        No fractional shares will be issued in connection
                             with the Merger. State Savings shareholders will receive cash in lieu of any fractional shares which they otherwise would be entitled to receive based on the applicable per share market value of Fifth
                             Third Common Stock at the Effective Time. See
                             "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
                             THIRD -- Effects of Merger."

PROCEDURE FOR EXCHANGE
  OF SHARES:                 Promptly after the Effective Time, Fifth Third will
                             mail to each shareholder of State Savings a form of transmittal letter and instructions for the surrender of certificates representing State
                             Savings Common Shares for certificates representing the shares of Fifth Third Common Stock to which each such shareholder is entitled. Certificates for shares of Fifth Third Common Stock will be issued to shareholders of State Savings only after their certificates for State Savings Common Shares have been surrendered in accordance with such instructions. See "PROPOSAL -- MERGER OF STATE
                             SAVINGS INTO FIFTH THIRD -- Exchange of
                             Certificates."

FEDERAL INCOME TAX
  CONSEQUENCES:              The Merger is conditioned, in part, upon the
                             receipt of an opinion of State Savings' counsel to State Savings with respect to certain tax matters, including an opinion that the transactions contemplated by the Affiliation Agreement constitute a tax free reorganization under Section
                             368(a) of the Code. See "PROPOSAL -- MERGER OF
                             STATE SAVINGS INTO FIFTH THIRD -- Federal Income
                             Tax Consequences." SHAREHOLDERS ARE URGED TO
                             CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC
                             CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL,
                             STATE, LOCAL, FOREIGN AND ANY OTHER APPLICABLE TAX
                             LAWS.

ACCOUNTING:                  The Merger is intended to qualify for
                             pooling-of-interests accounting treatment. The consummation of the Merger is conditioned, in part, upon receipt by both Fifth Third and State Savings of a letter from Deloitte & Touche LLP, independent public accountants, to the effect that the Merger will qualify for such treatment. See
                             "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
                             THIRD -- Accounting Treatment" and "FIFTH THIRD
                             BANCORP -- Recent Developments."

DISSENTERS' RIGHTS OF
APPRAISAL:                   Any shareholder of State Savings who does not vote
                             in favor of the approval and adoption of the Affiliation Agreement and who delivers a written demand for payment of the fair cash value of such shareholder's State Savings Common Shares not later than ten days after the Special Meeting and in the manner provided by Ohio Revised Code Section
                             1701.85, a copy of which is attached hereto as Annex D, shall be entitled, if and when the Merger is consummated and upon strict compliance with certain procedures set forth in Ohio Revised Code
                             Section 1701.85, to receive the fair cash value of such State Savings Common Shares. A shareholder of
                             State Savings who wishes to submit a written demand for payment of the fair cash value of State Savings
                             Common Shares should deliver such demand to Mark K.
                             Milligan, Secretary, State Savings Company, 20 East
                             Broad Street, Columbus, Ohio 43215. See
                             "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
                             THIRD -- Dissenters' Rights of Appraisal."

CONDITIONS OF CLOSING:       The Merger is subject to the satisfaction of
                             certain conditions, including but not limited to, the approval of the shareholders of State Savings, the Board of Governors of the Federal Reserve
                             System and the Ohio Division of Financial
                             Institutions. Applications for such regulatory approvals have been filed. See "PROPOSAL -- MERGER
                             OF STATE SAVINGS INTO FIFTH THIRD -- Conditions to
                             Closing."

RIGHT TO TERMINATE:          The Affiliation Agreement may be terminated at any
                             time prior to the Effective Time by written notice of either Fifth Third or State Savings to the other upon: the mutual written consent of Fifth Third and State Savings; a material breach of the Affiliation
                             Agreement; a material and adverse change in the business or financial condition of either Fifth
                             Third or State Savings; the failure to close the Merger by September 30, 1998; the failure of the State Savings shareholders to approve and adopt the Affiliation Agreement; the perfection of the rights of dissenting sharehold-ers pursuant to Sections 1701.84 and 1701.85 (a copy of which is attached hereto as Annex D) of the Ohio Revised Code by the holders of ten percent or more of the outstanding State Savings Common
                             Shares; the withdrawal or modification by the Board of Directors of State Savings of its recommendation to the shareholders of State Savings; or the occurrence of any event which renders impossible the satisfaction of one or more conditions to the obligations of the other party to effect the Merger and such conditions are not waived by the unaffected party. If State Savings terminates the Affiliation Agreement under certain circumstances,
                             State Savings may be required to pay Fifth Third a $28.0 million termination fee. See
                             "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
                             THIRD -- Termination; Fee; Amendment; Waiver."

                             In the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the State Savings Board of Directors may have the right to terminate the Affiliation Agreement. If such right is exercised, Fifth Third would then have the option to increase the Exchange Ratio in accordance with the formula set forth in the Affiliation Agreement in lieu of such termination. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Termination; Fee; Amendment; Waiver."

                             The approval and adoption of the Affiliation
                             Agreement by the shareholders of State Savings at the Special Meeting will authorize the State Savings Board of Directors to determine in its sole discretion whether to terminate the Affiliation Agreement in accordance with the terms thereof, including the termination of the Affiliation Agreement in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions. Such determination may be made without notice to, or the resolicitation of proxies from, the shareholders of State Savings.

EFFECT ON STATE SAVINGS
  EMPLOYEES:                 Fifth Third will use its best efforts to employ at
                             Fifth Third or other Fifth Third subsidiaries or affiliates as many of the employees of State
                             Savings and the Thrift Subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies.
                             The Affiliation Agreement contains provisions for the treatment of employees of State Savings and its subsidiaries, including provisions for participation in benefit and retirement plans as well as for severance payments in certain circumstances. See "PROPOSAL -- MERGER OF STATE
                             SAVINGS INTO FIFTH THIRD -- Effects on State
                             Savings Employees" and the Affiliation Agreement for more detailed information concerning the effect of the Merger on employees of State Savings and its subsidiaries.

INTERESTS OF CERTAIN
PERSONS IN THE MERGER:       State Savings Common Shares held by or for the
                             benefit of directors and executive officers of State Savings will be converted into Fifth Third
                             Common Stock under the Affiliation Agreement on the same basis as shares held by other shareholders of State Savings (for additional information, see
                             "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
                             THIRD -- Effects of Merger" and the Affiliation
                             Agreement attached hereto as Annex A). In addition, certain directors and executive officers of

                             State Savings may be deemed to have interests in the Merger that are different from, or in addition to, those of employees or shareholders of State Savings.

                             Fifth Third has agreed in the Affiliation Agreement to enter into employment contracts effective as of the Effective Time with David Reese, the Chairman of State Savings; Donald Shackelford, the Vice Chairman of State Savings; William Robert, the President of FSB; and Stephen Kambeitz, the Controller of State Savings (the "Fifth Third Employment Contracts" and each a "Fifth Third Employment Contract"). Under their Fifth Third Employment Contracts, each of Messrs. Reese, Shackelford, Robert and Kambeitz will receive an annual base salary of $550,000, $550,000, $250,000 and $190,000, respectively, for three years and a grant of stock options to acquire 75,000, 75,000, 18,000 and 18,000 shares of Fifth Third Common Stock, respectively.

                             Executive officers of State Savings may also be entitled to certain benefits under State Savings' retirement plans and 1995 Key Employee Incentive Compensation Plan (the "Key Employee Plan"). As a result of the Merger, Fifth Third will provide a retirement benefit to each of Messrs. Reese, Shackelford, Robert and Kambeitz of approximately $5.5 million, $5.5 million, $4.1 million and $1.1 million, respectively. Under the Key Employee Plan, each of Messrs. Reese, Shackelford, Robert and Kambeitz will receive approximately $3.7 million, $3.7 million, $2.5 million and $1.9 million, respectively. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Interests of Certain Persons in the Merger."

                             The Affiliation Agreement also provides that all provisions for indemnification and limitation of liability now existing in favor of the directors or officers of State Savings and its subsidiaries will survive the Merger, will be assumed by Fifth Third and will continue in full force and effect with respect to acts or omissions occurring on or prior to the Effective Time. Fifth Third also will purchase and keep in force for a three-year period, a policy of directors' and officers' liability insurance having liability limits and providing coverage for acts or omissions of the type currently covered by Fifth Third's existing directors' and officers' liability insurance for acts or omissions occurring at or prior to the Effective Time. Fifth Third has agreed that all rights to indemnification existing in favor of officers, directors and employees of Fifth Third affiliates will be accorded to officers and directors and employees of State Savings or any of its subsidiaries who become affiliated with any Fifth Third affiliate in such capacities after the Effective Time and that such indemnification will relate to covered actions or inactions only after the Effective Time. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Interests of Certain Persons in the Merger" and "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS -- Indemnification and Personal Liability of Directors and Officers."

MERGER: At the Effective Time, State Savings will merge with and into Fifth Third and State Savings will cease to exist as a separate entity. Simultaneously with the Merger, Fifth Third plans to have SSB merge with and into The Fifth Third Bank of Columbus, Century merge with and into The Fifth Third Bank, and FSB to change its name to "Fifth Third Bank of the

                             Southwest, FSB." See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Effects of Merger."

SECURITIES INVOLVED:         For a comparative analysis of State Savings Common
                             Shares and Fifth Third Common Stock, see
                             "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE
                             RIGHTS OF SHAREHOLDERS."

RECENT DEVELOPMENTS:         In addition to the Affiliation Agreement, Fifth
                             Third has also recently agreed to acquire, in two separate transactions, The Ohio Company and CitFed
                             Bancorp. Such transactions require the payment by Fifth Third of consideration having an aggregate value of approximately $844 million. Fifth Third will pay such consideration by issuing approximately 1,500,000 shares of Fifth Third
                             Common Stock to the shareholders of The Ohio
                             Company and 13,067,825 shares of Fifth Third Common
                             Stock to the shareholders of CitFed Bancorp. Fifth
                             Third also plans to issue up to 4.2 million shares of Fifth Third Common Stock prior to the Effective
                             Time in order to enable Fifth Third to account for the Merger as a pooling-of-interests, which may include shares of Fifth Third Common Stock issued in The Ohio Company acquisition if it is completed prior to the Effective Time. In March 1998, Fifth
                             Third declared the 1998 Fifth Third Stock Split.
                             See "FIFTH THIRD BANCORP -- Recent Developments" and "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
                             THIRD -- Effects of Merger."

UNAUDITED PRO FORMA
FINANCIAL INFORMATION:       See "UNAUDITED PRO FORMA FINANCIAL INFORMATION."

HISTORICAL FINANCIAL DATA:   See "SELECTED HISTORICAL FINANCIAL DATA OF FIFTH
                             THIRD," the Consolidated Financial Statements and the Notes thereto for Fifth Third, incorporated herein by reference, "SELECTED HISTORICAL FINANCIAL
                             DATA OF STATE SAVINGS," "MANAGEMENT'S DISCUSSION
                             AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS OF STATE SAVINGS" and the Consolidated
                             Financial Statements and Notes thereto for State
                             Savings included herein.

MARKET PRICE AND
  DIVIDEND DATA:             Fifth Third Common Stock is traded on the Nasdaq
                             National Market under the symbol "FITB." On January
                             2, 1998, the business day immediately preceding the public announcement of the execution of the Affiliation Agreement setting forth the terms of the Merger, and on April 6, 1998, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the market prices of Fifth Third Common Stock were $54.33 and $58.50, respectively (as adjusted to reflect the 1998 Fifth
                             Third Stock Split).

                             The following table sets forth (in per share amounts), for the quarterly periods indicated, the high and low sales prices and the dividends declared during each quarterly period:

                          FIFTH THIRD COMMON STOCK(1)

                                                                                  DIVIDENDS
                                                               HIGH      LOW      DECLARED
                                                              ------    ------    ---------
1996:
First Calendar Quarter......................................  $26.45    $19.33     $0.116
Second Calendar Quarter.....................................  $25.83    $22.00     $0.116
Third Calendar Quarter......................................  $25.95    $22.11     $0.129
Fourth Calendar Quarter.....................................  $33.00    $25.55     $0.129

1997:
First Calendar Quarter......................................  $39.78    $27.00     $0.129
Second Calendar Quarter.....................................  $38.05    $30.95     $0.147
Third Calendar Quarter......................................  $44.33    $36.33     $0.147
Fourth Calendar Quarter.....................................  $55.67    $41.08     $0.147

1998:
First Calendar Quarter......................................  $58.83    $49.50     $0.170
Second Calendar Quarter
  (through April 6, 1998)...................................  $59.50    $56.17     $   --

---------------
(1) Per share amounts of Fifth Third Common Stock reflect the 1998 Fifth Third Stock Split.

                             State Savings Common Shares do not trade in any established public market. State Savings has declared quarterly dividends on its State Savings Common Shares of $60.00, $30.00, $30.00 and $0 in
                             the first, second, third and fourth calendar quarters of 1996, respectively, and $160.00, $30.00, $30.00 and $0 in the first, second, third and fourth calendar quarters of 1997, respectively.

COMPARATIVE PER SHARE DATA:  The following table sets forth certain per share information for both Fifth Third and State Savings at the dates indicated and for the periods then ended. The equivalent values of such information are based on the Exchange Ratio of 2,770.89 shares of Fifth Third Common Stock for each State Savings Common Share. Neither State Savings nor Fifth Third can give any assurances that the following table will accurately reflect figures and values applicable at the date of consummation of the Merger.

                                                                                                            EQUIVALENT SHARE
                                                                                      STATE SAVINGS             BASIS -
                                                        FIFTH THIRD(1)                   COMPANY           2,770.89 SHARES OF
                                              ----------------------------------   -------------------        FIFTH THIRD
                                                HISTORICAL         PRO FORMA           HISTORICAL           COMMON STOCK(1)
                                              ---------------   ----------------   -------------------   ----------------------
                                              BASIC   DILUTED   BASIC    DILUTED     BASIC     DILUTED     BASIC       DILUTED
                                              -----   -------   ------   -------   ---------   -------   ----------   ---------
EARNINGS PER SHARE
Twelve months ended December 31:
  1997......................................  $1.73    $1.69    $ 1.75    $1.72    $5,508.83    $  --    $ 4,793.64   $4,682.80
  1996......................................  1.43      1.41      1.46     1.43     5,353.83       --      3,962.37    3,906.95
  1995......................................  1.29      1.26      1.32     1.28     4,437.67       --      3,574.45    3,491.32
DIVIDENDS DECLARED PER SHARE
Twelve months ended December 31:
  1997......................................  $.569       --        --       --    $     220       --    $ 1,576.36          --
  1996......................................  .489        --        --       --          120       --      1,354.41          --
  1995......................................  .427        --        --       --           90       --      1,182.34          --
BOOK VALUE PER SHARE
At December 31:
  1997......................................  $9.78       --    $11.17       --    $  44,445       --    $27,099.30          --

---------------
(1) Per share amounts of Fifth Third Common Stock reflect the 1998 Fifth Third Stock Split.

                              THE SPECIAL MEETING

     This Proxy Statement/Prospectus and the accompanying form of proxy are being furnished to the shareholders of State Savings in connection with the solicitation by the Board of Directors of State Savings of proxies to be used at the Special Meeting to be held on May 18, 1998, at 5:00 p.m., Eastern Daylight Savings Time, at the offices of State Savings, located at 20 East Broad Street, Columbus, Ohio, and at any adjournments thereof. This Proxy Statement/Prospectus, the enclosed Fifth Third 1997 Annual Report to Stockholders and the enclosed form of proxy are first being sent to shareholders of State Savings on or about April 14, 1998.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, shareholders of State Savings of record at the Record Date will be asked to approve and adopt the Affiliation Agreement, and the transactions contemplated thereby, including the merger of State Savings with and into Fifth Third (the "Merger"). See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD." Holders of State Savings Common Shares also may consider and vote upon such other matters as are properly brought before the Special Meeting, including a proposal to adjourn the Special Meeting to permit further solicitation of proxies by the State Savings Board of Directors in the event that there are not sufficient votes to approve and adopt the Affiliation Agreement at the time of the Special Meeting. However, no proxy which is voted against the Affiliation Agreement will be voted in favor of adjournment to solicit further proxies for such proposal. As of the date hereof, the State Savings Board of Directors knows of no business that will be presented for consideration at the Special Meeting, other than matters described in this Proxy Statement/Prospectus.

VOTING AND REVOCABILITY OF PROXIES

     Shareholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by such proxies will be voted at the Special Meeting and all adjournments thereof. Proxies may be revoked by written notice to Mark K. Milligan, Secretary of State Savings, at 20 East Broad Street, Columbus, Ohio 43215-3416, by filing a later dated proxy prior to a vote being taken on a particular proposal at the Special Meeting or by attending the Special Meeting and voting in person.

     Proxies solicited by the Board of Directors of State Savings will be voted in accordance with the directions given therein. WHERE NO INSTRUCTIONS ARE INDICATED, PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE AFFILIATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. The proxy confers discretionary authority on the persons named therein to vote State Savings Common Shares with respect to matters incident to the conduct of the Special Meeting. If any other business is presented at the Special Meeting, proxies will be voted by those named therein in accordance with the determination of a majority of the Board of Directors. Proxies marked as abstentions will not be counted as votes cast.

VOTE REQUIRED

     THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE STATE SAVINGS COMMON SHARES OUTSTANDING AS OF THE RECORD DATE IS REQUIRED FOR THE APPROVAL AND ADOPTION OF THE AFFILIATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. Failures to vote and abstentions will not be treated as votes cast and, therefore, will have the same effect as a vote against the proposal.

     In addition, as discussed under "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS -- Change of Control Provisions -- Ohio Control Share Acquisition Act," under Ohio's Control Share Acquisition Act, the affirmative votes of the holders of a majority of the State Savings Common Shares represented in person or by proxy at a separate special meeting and a majority of the portion of such voting power, excluding any State Savings Common Shares owned by executive officers of State Savings and any director of State Savings who is also an employee of State Savings and excluding certain other State Savings Common Shares, are required to approve the control share acquisition by Fifth Third of more than a majority of the voting power of State Savings pursuant to the Affiliation Agreement. Such separate control share acquisition special meeting will be held immediately before the Special Meeting. A notice and a proxy for such separate control share acquisition special meeting will be mailed to shareholders of State Savings separate and apart from this Proxy Statement/Prospectus.

     It is expected that substantially all of the 2,262.506 State Savings Common Shares beneficially owned by directors and executive officers of State Savings at the Record Date (37.7% of the 6,000 total outstanding shares at that date) will be voted for the approval and adoption of the Affiliation Agreement and the transactions contemplated thereby. Additionally, in connection with the execution of the Affiliation Agreement, certain directors of State Savings (who hold approximately 1,765.765, or 29.4%, of the outstanding State Savings Common Shares) have executed Shareholder Support Agreements in which such holders have agreed to vote their shares in favor of the proposal to approve and adopt the Affiliation Agreement and the transactions contemplated thereby, including the Merger, and have waived all rights available to them under the Ohio Revised Code to demand appraisal of their State Savings Common Shares. The 1,765.765 shares subject to the Shareholder Support Agreements are included in the 2,262.506 shares held by the directors and executive officers of State Savings.

MISCELLANEOUS

     The cost of soliciting proxies will be borne by State Savings, except Fifth Third has agreed to pay all expenses of printing and mailing this Proxy Statement/Prospectus. State Savings will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of State Savings may solicit proxies personally or by telegraph or telephone without additional compensation.

              PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD

GENERAL

     The following description contains, among other information, summaries of certain provisions of the Affiliation Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which is appended as Annex A to this Proxy Statement/Prospectus. All shareholders are urged to read the Affiliation Agreement in its entirety.

     Pursuant to the Affiliation Agreement and as adjusted for the 1998 Fifth Third Stock Split, at the Effective Time, all of the State Savings Common Shares will be canceled and each shareholder of State Savings will receive for each State Savings Common Share which such shareholder holds at the effective time of the Merger (the "Effective Time"), the right to receive 2,770.89 shares of Fifth Third Common Stock. The Exchange Ratio is subject to adjustment in certain circumstances. Based on the closing price per share of Fifth Third Common Stock on the Nasdaq National Market on April 6, 1998, the value of 2,770.89 shares of Fifth Third Common Stock was $162,097. In accordance with the Affiliation Agreement, the Exchange Ratio has been adjusted to reflect the 1998 Fifth Third Stock Split. In the event of any other stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock, or any other event or action which has a similar economic effect before the Effective Time, the Exchange Ratio will be adjusted further so as to give shareholders of State Savings the economic benefit of such event or action. See also "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Termination; Fee; Amendment; Waiver."

BACKGROUND AND REASONS FOR THE MERGER

     For 25 years before June 1997, the executive officers of State Savings consisted of Donald B. Shackelford, Chairman of the Board of Directors; David E. Reese, Vice Chairman of the Board of Directors; and Allan B. McFarland, President. In June 1997, Mr. McFarland retired at age 70 as President and Mr. Shackelford resigned at age 65 as Chairman of the Board of Directors in order to allow for the appointment of David E. Reese as Chairman and Chief Executive Officer. At the same time, Mr. Shackelford was elected Vice Chairman of the

Board of Directors. Certain other management changes at State Savings and at State Savings Bank, Columbus, were also made in June 1997.

     Following the management changes, the Board of Directors and senior officers of State Savings took a fresh look at the ways by which State Savings could continue to compete effectively with banks and thrifts for loans, deposits and other banking products and services. Technological changes in the financial institutions industry, year 2000 computer issues and the cost of maintaining and introducing a broad line of new banking products and services were all matters which concerned the Board of Directors and senior officers as State Savings faced a rapidly changing industry environment. In July 1997, after the management changes, directors and officers of State Savings began to consider whether the maintenance of the independence of State Savings was advisable in a rapidly changing financial environment. During such time, the market value of both bank and thrift stocks generally continued to appreciate.

     As a result of the foregoing, Messrs. Reese and Shackelford began to focus more sharply in October 1997 on the future of State Savings as an independent entity. They both began to monitor the terms and conditions of announced mergers and acquisitions involving thrift holding companies and made general inquiries of investment banking firms about the nature of retaining such firms to assist them in an investigation of strategic alternatives for State Savings. In November 1997, the discussions with one investment banking firm, Keefe, Bruyette & Woods, Inc. ("Keefe Bruyette"), evolved into negotiations for the retention of Keefe Bruyette as advisor. While the talks among Messrs. Shackelford, Reese and representatives of Keefe Bruyette centered primarily on the future of the thrift industry, a general proposal for the retention of Keefe Bruyette as the investment banking firm of State Savings was executed in late November 1997. Such proposal contemplated the investigation of the possibility of pursuing a merger or acquisition. At its first meeting following such execution, the Board of Directors of State Savings ratified the retention of Keefe Bruyette.

     With the assistance of Keefe Bruyette, State Savings initially identified bank and thrift holding companies which might logically have an interest in combining with State Savings. After brief contacts on a confidential basis with such companies, Keefe Bruyette sent financial information to them following the receipt of a suitable confidentiality agreement. Subsequently, four entities, including Fifth Third, expressed an interest in pursuing a possible merger with State Savings. At a meeting of the Board of Directors on December 15, 1997, the directors reviewed in detail the indications of interest, each of which proposed a merger of State Savings into the proponent in a transaction in which the shares of State Savings would be exchanged for a fixed number of shares of the proponent. None of the preliminary proposals called for the payment of cash in exchange for shares of State Savings. The value of the Fifth Third shares proposed for exchange for the shares of State Savings equaled $800 million.

     The directors commenced their analysis of the foregoing proposals by considering, with the assistance of Keefe Bruyette, the value of State Savings on the basis of various valuation methodologies, each of which is discussed below. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Opinion of Financial Advisor to State Savings." After analyzing such value, the directors reviewed the differences between the four proposals from the perspective of the value of the shares of each of the four proponents. Specifically, the directors reviewed the multiples of earnings and book value at which each of the proponents was trading publicly and the financial, market and dividend history of each, as well as other factors.

     Upon the conclusion of such analysis, the directors determined that the preliminary proposals of Fifth Third and one other company were each very attractive and decided to invite them to conduct a confidential due diligence examination of the books and records of State Savings on certain dates and at certain times. In conjunction with such due diligence, Messrs. Reese, Shackelford and senior management of State Savings met separately with representatives of Fifth Third and the other company to conduct the due diligence of State Savings on each company. In addition, the Board of Directors reviewed various materials and related information on Fifth Third and the other company, including their Annual Reports to Stockholders for the year ended December 31, 1996; their Annual Reports on Form 10-K for the year ended December 31, 1996; their proxy materials for the annual meetings of stockholders in 1997; and their Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997.

     Following the completion of the due diligence examinations of, and subsequent discussions with, Fifth Third and the other company, Fifth Third increased the value of its proposal, as a result of which State Savings elected to focus on Fifth Third. The Fifth Third proposal provided for one of the two following alternatives: (1) a fixed exchange rate whereby Fifth Third would issue 1,787.59 shares of Fifth Third Common Stock in exchange for each State Savings Common Share (i.e. a value of $141,666.67 per State Savings Common Share based on the $79.25 (before the adjustment to reflect the 1998 Fifth Third Stock Split) per share price of Fifth Third on December 19, 1997 and a total value of $850,000,000 as of December 19, 1997); or (2) a fixed value whereby Fifth Third would issue such shares of Fifth Third Common Stock equal in value immediately before the closing of the merger to $137,500 per share in exchange for all of the outstanding State Savings Common Shares (i.e. a total value of $825,000,000).

     During a meeting on December 22, 1997, the directors evaluated the difference between Fifth Third's alternative proposals. The directors recognized that the selection of the fixed exchange rate alternative could result in the fluctuation of the per share and aggregate value of the transaction between December 22, 1997, and the date of the closing of the merger, depending on the fluctuation in the market value of Fifth Third Common Stock. If the market price of Fifth Third Common Stock equaled or exceeded $79.25 (before the adjustment to reflect the 1998 Fifth Third Stock Split) per share on the date of the closing, then the per share and the aggregate values to shareholders of State Savings would be equal to or greater than $141,666.67 and $850,000,000, respectively. If the market price of Fifth Third Common Stock was less than $79.25 per share on the date of the closing of the merger, then the value to State Savings shareholders would be less. In view of the inexact period of time between December 22, 1997, and the date of the closing, fluctuations in value were a distinct possibility.

     The directors understood that the selection of the fixed value alternative would substantially reduce the possibility of fluctuations in value. However, the fixed value alternative would lock in a value which was lower than the fixed exchange rate at the then current Fifth Third market value. As the directors considered the alternatives, Keefe Bruyette made an extensive presentation on Fifth Third's financial, market and dividend history, as well as on other Fifth Third facts and circumstances. In addition, Keefe Bruyette analyzed the alternative offers from various valuation methodologies, each of which is summarized below. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
THIRD -- Opinion of Financial Advisor to State Savings." The directors also examined the relative contribution of State Savings to a combined Fifth Third entity and concluded that State Savings was an extremely attractive acquisition for Fifth Third because of the significant contribution of State Savings to the assets, earnings per share and capital of a combined entity. Moreover, the directors recognized that a combination of the two entities at the $850 million level would result in a dilution in the book value, earnings and deposits of State Savings. In view of such contribution and dilution and the high multiples of earnings and book value at which Fifth Third shares were traded, the Board of Directors believed that Fifth Third should be asked to increase the value of its proposal.

     In a telephone conversation between Mr. Reese and Fifth Third that occurred simultaneously while the meeting was in progress, Mr. Reese explained to Fifth Third the concerns of the directors over the contribution and dilution issues. Following an analysis of such concerns, Fifth Third increased its offer to approximately $890 million, but only on a fixed exchange rate basis. The $890 million value represented an increase of $40 million over the first December 22 proposal and of $90 million over the December 15 proposal. As a result of the increase, the directors concluded that the final Fifth Third proposal was sufficiently high to accept the possibility of fluctuations in the value of Fifth Third shares because of a fixed exchange rate.

     The Board of Directors then unanimously approved moving forward in negotiations exclusively with Fifth Third. Based upon the adjusted value of $53.65 (which has been adjusted to reflect the 1998 Fifth Third Stock Split) closing price of Fifth Third shares on December 22, 1997, the value of the 2,770.89 Fifth Third shares to be issued in exchange for each share of State Savings equaled $148,658, for a total aggregate value of $891,949,491.

     Commencing immediately after the December 22, 1997, meeting of the Board of Directors, State Savings and Fifth Third entered into arms-length negotiations in respect of the terms and conditions of the Affiliation Agreement. A draft of the Affiliation Agreement was disseminated to the members of the Board of Directors for their review on December 31, 1997. On January 2, 1998, the Board of Directors met to consider the terms and conditions of the transaction as evidenced by the Affiliation Agreement. At such meeting, the Board of Directors again reviewed the Fifth Third proposal, including the financial terms and conditions of the fixed exchange rate, and revisited the financial, market and dividend history of State Savings. After an extensive consideration of the terms and conditions of the Affiliation Agreement and other related matters, including the proposed employment contracts with certain executive officers of State Savings, the Board of Directors unanimously approved the terms and conditions of the Affiliation Agreement, at which time the Affiliation Agreement was executed.

     THE BOARD OF DIRECTORS OF STATE SAVINGS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF STATE SAVINGS AND ITS SHAREHOLDERS AND RECOMMENDS UNANIMOUSLY THAT STATE SAVINGS SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE AFFILIATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. For information regarding interests of directors and executive officers of State Savings in the Merger, see "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Effect on State Savings Employees" and "-- Interests of Certain Persons in the Merger."

     Fifth Third's primary reason for consummating the Merger is to further a long range commitment of realigning and expanding its branch system to better meet and satisfy the needs of its customers, including those in State Savings' service area. Fifth Third's acquisition strategy has generally been to fill in its markets along the interstate highways in Ohio, Kentucky and Indiana. These acquisitions are designed to strengthen Fifth Third's ability to compete in these markets by increasing their presence, consumer access and sales force. Fifth Third also believes that State Savings' operations in Arizona provide an attractive opportunity to enter rapidly growing new markets.

OPINION OF FINANCIAL ADVISOR TO STATE SAVINGS

     At the January 2, 1998, meeting of the Board of Directors of State Savings, Keefe Bruyette delivered an oral opinion to the effect that, as of such date, the Exchange Ratio was fair to the shareholders of State Savings from a financial point of view. Keefe Bruyette has delivered to State Savings the updated written opinion dated as of the date of this Proxy Statement/Prospectus to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the shareholders of State Savings. In connection with its opinion, Keefe Bruyette updated certain analyses performed in connection with its opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

     Keefe Bruyette's opinion is addressed to the Board of Directors of State Savings and does not constitute a recommendation as to how any shareholder of State Savings should vote with respect to the Affiliation Agreement. No limitations were imposed by the Board of Directors of State Savings upon Keefe Bruyette with respect to the investigations made or procedures followed by Keefe Bruyette in rendering its opinions.

     THE FULL TEXT OF THE OPINION OF KEEFE BRUYETTE, WHICH SETS FORTH A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/ PROSPECTUS AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In rendering its opinion, Keefe Bruyette (i) reviewed, among other things, the Affiliation Agreement, Audited Financial Statements of State Savings and Annual Reports to Stockholders and Annual Report on Form 10-K of Fifth Third Bancorp for the four years ended December 31, 1996, certain interim reports of State Savings and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Fifth Third and certain internal financial analyses and forecasts for State Savings prepared by management; (ii) held discussions with members of senior management of State Savings and Fifth Third regarding past and current business operations, regulatory relationships, financial condition and future prospects of the respective companies; (iii) compared certain financial and stock market information for Fifth Third with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the banking industry; and (v) performed such other studies and analyses as it considered appropriate.

     In conducting its review and arriving at its opinions, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and Keefe Bruyette did not attempt to verify such information independently. Keefe Bruyette relied upon the management of State Savings as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to Keefe Bruyette and assumed that such forecasts and projections reflected the best available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such management. Keefe Bruyette also assumed, without independent verification, that the aggregate allowances for loan losses for State Savings and Fifth Third were adequate to cover such losses. In rendering its opinion, Keefe Bruyette did not make or obtain any evaluations or appraisals of the property of State Savings or Fifth Third, nor did Keefe Bruyette examine any individual credit files.

     The following is a summary of the material financial analyses employed by Keefe Bruyette in connection with providing its oral opinion of January 2, 1998, and the written opinion as of the date of this Proxy Statement/ Prospects, and does not purport to be a complete description of all analyses employed by Keefe Bruyette.

     (a) Analysis of the Fifth Third Offer. Keefe Bruyette calculated multiples which were based on the assumed per share purchase price of $151,014 (derived by multiplying the Exchange Ratio of 1,847.26 by $81.75, the last reported sale price per share for Fifth Third Common Stock on December 31, 1997. The September 30, 1997, stated and tangible book value of State Savings were $43,370 and $43,320, respectively, and its 1997 and 1998 earnings per share estimates (provided by State Savings) were $6,087 and $6,718 per share, respectively. Based on such data, the price to stated and fully diluted tangible book value multiple was 3.48 times and 3.49 times respectively, and the price to the 1997 and 1998 earnings estimates per share was 24.81 and 22.48 times, respectively.

     (b) Analysis of Selected Merger Transactions. Keefe Bruyette reviewed certain financial data related to fifteen thrift holding company acquisitions in the Midwest region announced from August 2, 1996, to December 17, 1997 (the "Midwest Thrift Acquisitions"), and ten such acquisitions in the United States announced from February 28, 1997, to November 3, 1997 (the "Nationwide Thrift Transactions"). The Midwest Thrift Acquisitions analyzed were Alliance Bancorp/Southwest Bancshares, Magna Group, Inc./Charter Financial, Inc., Marshall & Ilsley/Advantage Bancorp, Star Banc Corp/Great Financial Corp., Commercial Federal/Mid Continent Bancshares, Union Planters Corp/Sho-Me Financial, Associated Bancorp/First Financial Corp, Charter One Financial/Haverfield Corp., TCF Financial Corp./Standard Financial, Marshall & Ilsley/Security Capital Corp, Mercantile Bancorp/Roosevelt Financial, ABN AMRO Holding/Standard Federal Bank, Pinnacle Financial/Indiana Federal Corp., Mutual Savings Bank/First Federal Bancshares, and Hinsdale Financial Corp./Liberty Bancorp acquisitions. The Nationwide Thrift Acquisitions analyzed were Marshall & Ilsley/Advantage Bancorp, Peoples Heritage Financial Group/CFX Corporation, North Fork Bancorp/New York Bancorp, HF Ahmanson & Company/Coast Savings Financial, Star Banc Corp./Great Financial Corp, Charter One Financial/RCSB Financial, TCF Financial Corp/Standard Financial, Marshall & Ilsley/Security Capital Corp, Washington Mutual/ Great Western Financial and Summit Bancorp/Collective Bancorp acquisitions.

     For the Midwest Thrift Acquisitions, Keefe Bruyette calculated an average multiple of price to the targets' earnings (trailing 12 months) as 19.04 times, compared to a multiple of 24.81 times estimated 1997 earnings per share for the Merger; an average premium to the targets' stated book value of 185%, compared to a premium of 348% associated with the Merger; and an average premium to the targets' tangible book value of 194%, compared to a premium of 349% associated with the Merger.

     For the Nationwide Thrift Transactions, Keefe Bruyette calculated an average multiple of price to the targets' earnings (trailing 12 months) of 18.74 times, compared to a multiple of 24.81 times associated with the Merger; an average premium to the targets' stated book value of 239%, compared to a premium of 348% associated with the Merger; and an average premium to the targets' tangible book value of 250%, compared to a premium of 349% associated with the Merger.

     No company or transaction used as a comparison in the above analysis is identical to State Savings, Fifth Third or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical. Rather, such analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

     (c) Selected Peer Group Analysis. Keefe Bruyette compared the financial performance and market performance of Fifth Third based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of a group of comparable holding companies. For purposes of such analysis, the financial information used by Keefe Bruyette was as of and for the quarter ended September 30, 1997, and the market price information was as of December 31, 1997. The companies in the peer group were nationwide banks which had total assets ranging from approximately $9 billion to $36 billion and included Comerica Incorporated, State Street Corporation, Mercantile Bancorporation, Inc. South Trust Corporation, Summit Bancorp, BB&T Corporation, Northern Trust Corporation, Huntington Bancshares, Incorporated, Crestar Financial Corporation, Regions Financial Corporation, Firstar Corporation, AmSouth Bancorporation, First Security Corporation, Marshall & Ilsley Corporation, Union Planters Corporation, First Tennessee National Corporation, Star Banc Corporation, First American Corporation and Synovus Financial Corp.

     Keefe Bruyette's analysis showed the following concerning Fifth Third's financial performance: that its return on equity on an annualized basis was 20.24%, compared with an average of 18.80% for the peer group; that its return on assets on an annualized basis was 2.03%, compared with an average of 1.50% for the group; that its net interest margin on an annualized basis was 4.14%, compared with an average of 4.15%; that its efficiency ratio on an annualized basis was 39.72%, compared with an average of 56.34%; that its equity to assets ratio was 10.24%, compared to an average of 7.89%; that its ratio of nonperforming assets to total loans and other real estate owned was 0.33%, compared to an average of 0.54%; and that its ratio of loan loss reserve to nonperforming loans was 495%, compared to an average of 347%.

     Keefe Bruyette's analysis further showed the following concerning Fifth Third's market performance: that Fifth Third's price to earnings multiple based on 1997 and 1998 estimated earnings was 32.06 and 27.71 times, respectively, compared to an average for the group of 22.60 and 20.02 times; that its price to book value multiple was 5.91 times, compared to a group average of 4.02 times; and that its dividend yield was 1.08%, compared to an average for the group of 1.71%. For purposes of the above calculations, all earnings estimates were based upon the published estimates of Keefe Bruyette's equity research department.

     (d) Contribution Analysis. Keefe Bruyette analyzed the relative contribution of each of Fifth Third and State Savings to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, market capitalization, deposits and 1997 estimated net income. Keefe Bruyette compared the relative contribution of such balance sheet and income statement items with the estimated pro forma ownership of 6.5% for State Savings shareholders based on an Exchange Ratio of 1,847.26. The contribution showed that State Savings would contribute approximately 11.8% of the combined assets, 10.0% of the combined common equity (assuming the reissuance of shares), 13.4% of the combined deposits and 8.7% of the combined estimated 1998 net income.

     (e) Discounted Cash Flow Analysis. Keefe Bruyette estimated the present value of future cash flows that would accrue to a holder of a share of State Savings assuming State Savings were to remain independent and the shareholder held the stock through the year 2002 and then sold such share at the end of year 2002. The analysis was based on several assumptions, including six million shares outstanding, versus the actual 6,000 shares outstanding and earnings per share in 1997 of $6.09 and $6.72 in 1998 and 12% earnings per share growth rate thereafter. A 10% dividend growth rate was assumed for State Savings through the year 2002. There were two different scenarios used in determining a terminal value in 2002. In one case, a market multiple (equivalent of book value per share) of 7.1 times 2002 earnings per share was assumed and, in another scenario, an acquisition multiple of 20.0 times 2002 earnings per share was assumed. The terminal valuation and the estimated dividends were discounted at a rate of 11%, producing a present value of $41.43 and $114.20, respectively, based on market and acquisition multiples. Keefe Bruyette also presented a table showing the foregoing analysis on a stand-alone basis with a range of discount rates from 10% to 15% and a range of market multiples of 10 times to 20 times 2002 earnings per share, resulting in a range of present values for a share of State Savings of $46.73 to $120.54. Such values were determined by adding (i) the present value of the estimated future dividend stream that State

Savings could generate over the period beginning 1998 and ending in 2002, and
(ii) the present value of the terminal value of the State Savings Common Shares.

     Keefe Bruyette also estimated the present value of future cash flows that would accrue to a holder 1,847.26 shares of Fifth Third Common Stock, assuming the Merger were to occur and assuming the shareholder held the stock through the year 2002 and then sold it at the end of 2002. Such analysis was based on several assumptions, including Fifth Third's 1997 earnings per share of $2.55, 1998 earnings per share of $2.95 and a 15% earnings per share growth rate thereafter. A 15% dividend growth rate was assumed for Fifth Third's pro forma through the year 2002. There were two different scenarios used in determining a terminal value in 2002. In one case, a market multiple of 32 times 2002 earnings per share was assumed, and in another scenario, an acquisition multiple value of 27 times 2002 earnings per share was assumed. The terminal valuation and the estimated dividends were discounted at a rate of 11%. The result of this analysis was a present value of $172.98 and $147.20 (based upon 6 million shares outstanding versus the actual 6,000 shares outstanding), respectively, based on market and acquisition multiples. These values were determined by adding (i) the present value of the estimated future dividend stream from 1,847.26 shares of Fifth Third beginning 1998 and ending in 2002 and (ii) the present value of the terminal value of 1,847.26 shares of Fifth Third Bancorp Common Stock.

     Keefe Bruyette stated that the discounted cash flow analysis is a widely-used valuation methodology, but noted that such analysis relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of State Savings Common Shares.

     (f) Other Analysis. Keefe Bruyette also reviewed Fifth Third's five year financial highlights, business segment financial information, loan composition, deposit composition, historical stock price performance relative to the S&P 500 and to an index of bank and thrift stocks, historical price to earnings multiples relative to the Keefe Bruyette Bank Index and the S&P 500, the pro-forma deposit market shares in the Columbus metropolitan statistical area and the State of Ohio and the pro forma earnings per share and book value projections for 1997 to 1999 pro forma for the merger of State Savings with Fifth Third.

     The summary contained herein provides a description of the material analyses prepared by Keefe Bruyette in connection with the rendering of its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by Keefe Bruyette in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Keefe Bruyette believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Keefe Bruyette's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Keefe Bruyette's view of the actual value of State Savings and Fifth Third. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analyses.

     In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of State Savings and Fifth Third. The analyses performed by Keefe Bruyette are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Keefe Bruyette's analysis of the fairness, from a financial point of view, of the Exchange Ratio in the Merger. These analyses were provided to the Board of Directors of State Savings in connection with the delivery of Keefe Bruyette's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Keefe Bruyette's opinion, along with its presentation to the Board of Directors of State Savings, was just one of many factors taken into consideration by the Board of Directors of State Savings in unanimously approving the Affiliation Agreement.

     Keefe Bruyette, as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to Fifth Third Bancorp and as a market maker in securities Keefe Bruyette may from time to time have a long or short position in, and buy or sell, debt or equity securities of Fifth Third for Keefe Bruyette's own account and for the accounts of its customers.

     State Savings has agreed to pay Keefe Bruyette a base fee ("Cash Fee") of $500,000, plus an incentive fee of .50% of the market value of the aggregate consideration offered in the transaction at Closing in excess of 250% of the book value of State Savings as of December 31, 1997. Assuming that the market price per share of Fifth Third Common Stock at the Effective Time is $58.50, the same as the closing price per share of Fifth Third Common Stock on April 6, 1998 (as adjusted to reflect the 1998 Fifth Third Stock Split), such incentive fee would equal $2.0 million. Pursuant to the Keefe Bruyette engagement agreement, State Savings also agreed to reimburse, from time to time upon request, Keefe Bruyette for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with this retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

EFFECTIVE TIME

     Unless the parties agree otherwise, the Effective Time will occur on a Friday which is as soon as is reasonably possible following the date on which all conditions precedent contained in the Affiliation Agreement have been met or waived, including the expiration of all applicable waiting periods. It is anticipated that the Effective Time will occur in June 1998, although no assurance can be given in this regard. State Savings and Fifth Third each will have the right, but not the obligation, to terminate the Affiliation Agreement if the Effective Time does not occur on or before September 30, 1998, subject to certain conditions.

EFFECTS OF MERGER

     CORPORATE STRUCTURE AND GOVERNANCE. Upon consummation of the Merger, State Savings will merge with and into Fifth Third and State Savings will cease to exist as a separate entity. In related simultaneous transactions, SSB will merge with and into The Fifth Third Bank of Columbus, Century will merge with and into The Fifth Third Bank and FSB will change its name to "Fifth Third Bank of the Southwest, FSB."

     The respective Boards of Directors of Fifth Third, The Fifth Third Bank and The Fifth Third Bank of Columbus after the Merger is consummated will consist of all of the members of such Boards of Directors who are in office at the Effective Time, each of whom will continue to serve as directors for the term for which such directors were elected, subject to the applicable Code of Regulations and in accordance with law. In the Affiliation Agreement, Fifth Third has agreed to appoint David Reese and Donald Shackelford to positions on the Fifth Third Board of Directors. The officers of Fifth Third, The Fifth Third Bank of Columbus and The Fifth Third Bank after the Merger is consummated will be those officers who are in office at the Effective Time, subject to the applicable Code of Regulations and in accordance with law. Fifth Third has agreed to appoint Donald Shackelford as Chairman of The Fifth Third Bank of Columbus; Stephen Kambeitz as an officer of The Fifth Third Bank of Columbus and William Robert as an officer of Fifth Third Bank of the Southwest, FSB. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Interests of Certain Persons in the Merger."

     STATE SAVINGS COMMON SHARES. Each State Savings Common Share (excluding treasury shares) that is issued and outstanding immediately prior to the Effective Time will be canceled and converted, by virtue of the Merger and without further action, into the right to receive 2,770.89 shares of Fifth Third Common Stock. In accordance with the Affiliation Agreement, the Exchange Ratio has been adjusted to reflect the 1998 Fifth Third Stock Split. In the event of any other stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock or any other event or action which has a similar economic effect before the Effective Time, the Exchange Ratio will be adjusted further so as to give shareholders of State Savings the economic benefit of such event or action. In addition, in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the State Savings Board of Directors may have the right to terminate the Affiliation Agreement. If such right is exercised, Fifth Third would then have the option to increase the Exchange Ratio in accordance with the formula set forth in the Affiliation Agreement in lieu of such termination. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD-Termination; Fee; Amendment; Waiver".

     THE VALUE OF THE FIFTH THIRD COMMON STOCK TO BE RECEIVED BY STATE SAVINGS SHAREHOLDERS WILL DEPEND ON THE MARKET PRICE OF SHARES OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME OF THE MERGER. THE MARKET PRICE OF FIFTH THIRD COMMON STOCK IS SUBJECT TO CHANGE AT ALL TIMES BASED ON THE FUTURE FINANCIAL CONDITION AND OPERATING RESULTS OF FIFTH THIRD, FUTURE MARKET CONDITIONS AND OTHER FACTORS. ON JANUARY 2, 1998, THE DATE STATE SAVINGS AND FIFTH THIRD EXECUTED THE AFFILIATION AGREEMENT, FIFTH THIRD'S COMMON STOCK CLOSED AT $54.33 (AS ADJUSTED TO REFLECT THE 1998 FIFTH THIRD STOCK SPLIT). BETWEEN JANUARY 2 AND APRIL 6, 1998, FIFTH THIRD'S COMMON STOCK (AS ADJUSTED TO REFLECT THE 1998 FIFTH THIRD STOCK SPLIT) TRADED AS HIGH AS $59.50 AND AS LOW AS $49.50. ON APRIL 6, 1998, FIFTH THIRD'S COMMON STOCK CLOSED AT $58.50 (AS ADJUSTED TO REFLECT THE 1998 FIFTH THIRD STOCK SPLIT). THE MARKET PRICE OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME MAY BE SUBSTANTIALLY HIGHER OR LOWER THAN RECENT PRICES.

     NO FRACTIONAL SHARES. Only whole shares of Fifth Third Common Stock will be issued in connection with the Merger. In lieu of fractional shares, each holder of State Savings Common Shares otherwise entitled to a fractional share of Fifth Third Common Stock will be paid therefor in cash (without interest) in an amount equal to the amount of such fraction multiplied by the applicable market value per share of Fifth Third Common Stock at the Effective Time. No such shareholder will be entitled to dividends, voting rights or other rights in respect of any such fractional share.

EXCHANGE OF CERTIFICATES

     After the Effective Time, holders of certificates previously representing State Savings Common Shares will cease to have any rights as shareholders of State Savings, and their sole rights will pertain to the rights to receive shares of Fifth Third Common Stock and cash in lieu of fractional shares, if any, into which their State Savings Common Shares will have been converted pursuant to the Affiliation Agreement. Within seven business days after the Effective Time, Fifth Third will send to each former State Savings shareholder a letter of transmittal for use in submitting to Fifth Third, acting as Exchange Agent (the "Exchange Agent"), certificates (or with instructions for handling lost State Savings share certificates) formerly representing State Savings Common Shares to be exchanged for certificates representing Fifth Third Common Stock (and, to the extent applicable, cash in lieu of fractional shares of Fifth Third Common Stock) which the former shareholders of State Savings are entitled to receive as a result of the Merger. Shareholders who become holders of Fifth Third Common Stock in the Merger will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Fifth Third Common Stock following the Effective Time until they have surrendered and exchanged their certificates evidencing ownership of State Savings Common Shares. Any dividends payable on Fifth Third Common Stock after the Effective Time will be paid to the Exchange Agent and, upon receipt of the certificates representing State Savings Common Shares, the Exchange Agent will forward to State Savings shareholders (i) certificates representing their shares of Fifth Third Common Stock, (ii) dividends declared thereon subsequent to the Effective Time (without interest) and (iii) the cash value of any fractional shares (without interest). STATE SAVINGS' SHAREHOLDERS ARE REQUESTED NOT TO SUBMIT SHARE CERTIFICATES UNTIL THEY HAVE RECEIVED WRITTEN INSTRUCTIONS TO DO SO.

     At the Effective Time, the stock transfer books of State Savings will be closed and no transfer of State Savings Common Shares will thereafter be made on such books. If a certificate formerly representing State Savings Common Shares is presented to State Savings or Fifth Third, it will be forwarded to the Exchange Agent for cancellation and exchange for a certificate representing shares of Fifth Third Common Stock.

FEDERAL INCOME TAX CONSEQUENCES

     State Savings will receive an opinion from its tax counsel, Vorys, Sater, Seymour and Pease LLP, that for Federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and Fifth Third and State Savings will each be a party to such reorganization within the meaning of
Section 368(b) of the Code; (ii) no gain or loss will be recognized by State Savings as a result of the Merger; (iii) no gain or loss will be recognized by Fifth Third as a result of the Merger; (iv) no gain or loss will be recognized by a shareholder of State Savings who receives solely Fifth Third Common Stock in exchange for State Savings Common Shares pursuant to the terms of the Affiliation Agreement (except to the extent of any cash received for any fractional share interest in Fifth Third Common Stock to which the shareholder may be entitled); (v) the aggregate tax basis of the Fifth Third Common Stock received by a State Savings shareholder who receives solely Fifth Third Common Stock in exchange for State Savings Common Shares pursuant to the terms of the Affiliation Agreement will be, in each instance, the same as the aggregate Federal income tax basis of the State Savings Common Shares surrendered in exchange therefor (reduced by any amount allocated to a fractional share of Fifth Third Common Stock with respect to which cash is received); (vi) the holding period of the Fifth Third Common Stock received (including any fractional share deemed received) by a State Savings shareholder will include, in each case, the period during which the State Savings Common Shares surrendered in exchange therefor was held, provided that the State Savings Common Shares was held as a capital asset by such shareholder on the date of the exchange; and (vii) a holder of State Savings Common Shares who receives cash in lieu of a fractional share of Fifth Third Common Stock will be deemed to have received such fractional share of Fifth Third Common Stock and then as having received such cash in redemption of such fractional share subject to the provisions of Section 302 of the Code.

     As to any holder of State Savings Common Shares who perfects dissenters' rights and receives solely cash in exchange for his or her shares of State Savings Common Shares, such cash will be treated as having been received by such shareholder as a distribution in redemption of his or her stock subject to the provisions of Section 302 of the Code; where, as a result of such distribution, a shareholder owns no Fifth Third Common Stock, either directly or through the application of the constructive ownership rules of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of
Section 302(b)(3) of the Code, and the cash will be treated as a distribution in full payment in exchange for State Savings Common Shares redeemed as provided in
Section 302(a) and gain or loss will be realized and recognized to such shareholder in an amount equal to the difference between the redemption price and the adjusted basis of the State Savings Common Shares surrendered in exchange therefor.

     In rendering its opinion, Vorys, Sater, Seymour and Pease LLP will rely upon representations contained in letters from Fifth Third and State Savings delivered for purposes of the opinion, and upon letters from certain shareholders of State Savings which contain, among other things, representations that, as of the Effective Time, each such shareholder (i) is not bound by any agreement, understanding or contract to sell, transfer or otherwise dispose of the Fifth Third Common Stock to be received by such shareholder pursuant to the Affiliation Agreement and (ii) has no current plan or intention to sell, transfer or otherwise dispose of the Fifth Third Common Stock to be received pursuant to the Affiliation Agreement. The opinion of Vorys, Sater, Seymour and Pease LLP will also be based on the assumption that the Merger will be consummated in accordance with the provisions of the Affiliation Agreement, that the Merger will qualify as a statutory merger under state law and that the representations made by Fifth Third, State Savings and certain shareholders of State Savings are accurate.

     The foregoing discussion is intended only as a summary of certain Federal income tax consequences of the Merger and does not purport to be a complete analysis or description of all potential tax effects of the Merger. The foregoing discussion, for example, does not address the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances (for example, individuals who receive Fifth Third Common Stock in exchange for State Savings Common Shares acquired as a result of the exercise of employee stock options or otherwise as compensation) or to taxpayers subject to special treatment under the Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships, or other foreign entities and individuals who are not citizens or residents of the United States).

     No information is provided herein with respect to the tax consequences, if any, of the Merger under applicable state, local, foreign, and other tax laws. The foregoing discussion is based upon the provisions of the Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings, and judicial decisions as in effect as of the date hereof. There can be no assurance that future legislative, administrative, or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of such discussion. No rulings have been or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger.

     EACH SHAREHOLDER OF STATE SAVINGS IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE MERGER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     The Merger is intended to qualify for pooling-of-interests accounting treatment and consummation of the Merger is conditioned, in part, upon receipt by both Fifth Third and State Savings of a letter from Deloitte & Touche LLP, independent public accountants, to the effect that the Merger will qualify for pooling-of-interests accounting treatment. See "UNAUDITED PRO FORMA FINANCIAL INFORMATION." In order to meet the requirements necessary to account for the Merger as a pooling-of-interests and to satisfy such condition in the Affiliation Agreement, Fifth Third intends to take certain actions as described under "FIFTH THIRD BANCORP -- Recent Developments."

DISSENTERS' RIGHTS OF APPRAISAL

     Holders of State Savings Common Shares who so desire are entitled to relief as dissenting shareholders under Ohio Revised Code Section 1701.85. A shareholder of State Savings will be entitled to such relief, however, only if such shareholder complies strictly with all of the procedural and other requirements of Section 1701.85. The following summary does not purport to be a complete statement of the method of compliance with, and is qualified in its entirety by reference to, the copy of Section 1701.85 attached hereto as Annex D.

     A State Savings shareholder who wishes to perfect such shareholder's rights as a dissenting shareholder in the event the Affiliation Agreement is approved and adopted:

          (a) Must have been a record holder of the State Savings Common Shares as to which he seeks relief on the Record Date;

          (b) Must not have voted his State Savings Common Shares in favor of approval and adoption of the Affiliation Agreement; and

          (c) Must deliver to State Savings, not later than ten days after the Special Meeting, a written demand for payment of the fair cash value of the shares as to which he seeks relief. Such written demand must state the name of the shareholder, his address, the number of shares as to which he seeks relief and the amount claimed as the fair cash value thereof.

     A vote against the approval and adoption of the Affiliation Agreement will not satisfy the requirements of a written demand for payment. Any written demand for payment should be mailed or delivered to: Mark K. Milligan, Secretary, State Savings Company, 20 East Broad Street, Columbus, Ohio 43215. As the written demand must be delivered to State Savings within the ten-day period following the Special Meeting, it is recommended, although not required, that a shareholder using the mails should use certified or registered mail, return receipt requested, to confirm that he has made a timely delivery.

     If State Savings sends the dissenting shareholder, at the address specified in his demand, a request for the certificate(s) representing his shares, such dissenting shareholder must deliver the certificate(s) to State Savings within 15 days of the sending of such request. State Savings may endorse the certificate(s) with a legend to the effect that the shareholder has demanded the fair cash value of the shares represented by the certificate(s). Failure to deliver the certificate(s) within 15 days of the request terminates the shareholder's rights as a dissenting shareholder. State Savings must notify the shareholder of its election to terminate his rights as a dissenting shareholder within 20 days after the lapse of the 15-day period.

     Unless the dissenting shareholder and State Savings agree on the fair cash value per share of the State Savings Common Shares, either may, within three months after the service of the written demand by the shareholder, file a petition in the Court of Common Pleas of Franklin County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

     Fair cash value: (i) will be determined as of the day prior to the Special Meeting, (ii) will be the amount a willing seller and willing buyer would accept or pay with neither being under compulsion to sell or buy, (iii) will not exceed the amount specified in the shareholder's written demand, and (iv) will exclude any appreciation or depreciation in market value resulting from the Merger. The court will make a finding as to the fair cash value of a share and render judgment against State Savings for its payment with interest at such rate and from such date as the court considers equitable. The costs of proceedings shall be assessed or apportioned as the court considers equitable.

     The rights of any dissenting shareholder will terminate if (a) the dissenting shareholder has not complied with Section 1701.85, unless State Savings, by its Board of Directors, waives such failure, (b) State Savings abandons or is finally enjoined or prevented from carrying out, or the shareholders of State Savings rescind their adoption of, the Affiliation Agreement, (c) the dissenting shareholder withdraws his written demand with the consent of State Savings, by its Board of Directors, or (d) State Savings and the dissenting shareholder have not agreed upon the fair cash value per share of the State Savings Common Shares and neither has timely filed or joined in a petition in an appropriate court for a determination of the fair cash value of the shares. For a discussion of the tax consequences to a shareholder who exercises dissenters' rights, see "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Federal Income Tax Consequences."

     Because a proxy which does not contain voting instructions will be voted for the approval and adoption of the Affiliation Agreement, a shareholder who wishes to exercise dissenters' rights must either (i) not sign and return his proxy or (ii) if he signs and returns his proxy, vote against or abstain from voting on the approval and adoption of the Affiliation Agreement.

     In connection with the execution of the Affiliation Agreement, the directors of State Savings holding approximately 1,765.765 shares or 29.4% of the outstanding State Savings Common Shares have executed Shareholder Support Agreements to vote their shares in favor of the Merger and have waived all rights available to them under the Ohio Revised Code to demand appraisal of their State Savings Common Shares.

CONDUCT PENDING MERGER; REPRESENTATIONS AND WARRANTIES

     State Savings has agreed, among other things, that prior to the Effective Time it will carry on its business in the ordinary course. State Savings also has agreed to give Fifth Third and Fifth Third's representatives reasonable access during business hours to its facilities and personnel. State Savings further has agreed that, without Fifth Third's prior written consent, it will not, among other things: make any changes in its capital or corporate structures; issue any additional State Savings Common Shares or any other equity securities; issue as borrower any long term debt or convertible or other securities of any kind, or right to acquire any of its securities; or make any material changes in its method of business operations. State Savings also has agreed not to make or become obligated to make any capital expenditures in excess of $100,000 (except in the ordinary course of business consistent with past practices), nor make or renew any agreement for services to be provided to State Savings, any of the Thrift Subsidiaries or any of the other direct or indirect subsidiaries of State Savings (collectively, the "Other State Savings Subsidiaries"), or permit the automatic renewal of any such agreement, except any agreement for services having a term of not more than six months or requiring the expenditure of not more than $50,000. State Savings additionally has agreed not to: declare or pay any cash dividends on its stock other than quarterly or special cash dividends consistent with past practices; pay any stock dividends or make any other distributions on its stock; provide any increases in employee salaries or benefits other than in the ordinary course of business; sell or otherwise dispose of or encumber any portion of its assets, business or properties including the shares of the capital stock of any of the Thrift Subsidiaries or any of the Other State Savings Subsidiaries which are now owned by State Savings; or acquire all or any portion of the assets, business or properties of any other entity which is material to State Savings and its subsidiaries on a consolidated basis (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith).

     In addition, State Savings agreed in the Affiliation Agreement that, except with the prior approval of Fifth Third, State Savings will not and will use reasonable efforts to cause the officers, directors, employees or other agents of State Savings not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any merger of either State Savings or the Thrift Subsidiaries or any sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction involving State Savings or the Thrift Subsidiaries, other than the Merger (each, an "Acquisition Transaction") or (ii) subject to the fiduciary duties of the State Savings Board of Directors under applicable law as advised by counsel to State Savings, engage in negotiations with, or disclose any nonpublic information relating to State Savings or the Thrift Subsidiaries to, or afford access to the properties, books or records of State Savings or the Thrift Subsidiaries to, any person that may be considering making, or has made, a proposal to enter into an Acquisition Transaction. However, nothing contained in the Affiliation Agreement will prevent State Savings or its Board of Directors from furnishing nonpublic information to, or affording access to the properties, books or records of State Savings or any subsidiary to, or entering into discussions or an agreement with, any third party person or recommending an unsolicited proposal regarding an Acquisition Transaction to the shareholders of State Savings, if and only to the extent that (i) State Savings' directors determine in good faith after consultation with outside legal counsel that such action is necessary to comply with their fiduciary duties to the shareholders of State Savings under applicable law and (ii) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such third party, State Savings' directors receive from such third party an executed confidentiality agreement with customary terms. State Savings also agreed in the Affiliation Agreement to promptly communicate to Fifth Third the terms of any proposal which it may receive in respect of an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto. Under certain circumstances, even if the Affiliation Agreement has been terminated, if State Savings enters into an Acquisition Transaction, State Savings may be required to pay a termination fee to Fifth Third. See "PROPOSAL-MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Termination; Fee; Amendment; Waiver."

     Fifth Third and State Savings have made numerous representations and warranties to each other with respect to financial and other matters. These include, without limitation, representations and warranties to the effect that both Fifth Third and State Savings have the corporate power and authorization to enter into the proposed transaction, that each will have provided the other with financial statements and that Fifth Third has enough authorized Fifth Third Common Stock with which to accomplish the proposed transaction. No representations or warranties made by either State Savings or Fifth Third will survive beyond the Effective Time. For more detailed information concerning the representations and warranties made by Fifth Third and State Savings to each other, see the Affiliation Agreement attached hereto as Annex A.

CONDITIONS TO CLOSING

     The Affiliation Agreement must be approved and adopted by the affirmative vote of holders of at least two-thirds of the outstanding State Savings Common Shares entitled to vote and a majority of the State Savings Common Shares represented in person or by proxy at the Special Meeting (excluding any State Savings Common Shares owned by any executive officer of State Savings or any director of State Savings who is also an employee of State Savings). The Merger also must be approved in writing by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Ohio Division of Financial Institutions, applications for which have been filed, and must comply with any applicable waiting periods. No assurance can be given that the required governmental approvals will be forthcoming.

     Fifth Third's and State Savings' obligations to consummate the Merger are subject to additional conditions set forth in the Affiliation Agreement, including, but not limited to, the absence at the Effective Time of any material actions, proceedings or investigations of any kind pending or threatened with respect to the transactions contemplated by the Affiliation Agreement and both institutions having performed all of the obligations required of them under the Affiliation Agreement. Additionally, the obligations of each of State Savings and Fifth Third to consummate the Merger are subject to the receipt by each party of a letter from Deloitte & Touche LLP, independent public accountants, to the effect that the Merger will qualify for the pooling-of-interests method of accounting. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Accounting Treatment."

     Fifth Third's obligation to consummate the Merger is further subject to conditions set forth in the Affiliation Agreement, unless waived by Fifth Third, including, but not limited to, the continuing truth and accuracy in all material respects of all of the representations and warranties of State Savings; the delivery by State Savings' counsel of a certain legal opinion addressed to Fifth Third; the aggregate amount of consolidated shareholders' equity of State Savings immediately prior to the Effective Time, as shown by and reflected on its books and records of accounts on a consolidated basis in accordance with generally accepted accounting principles consistently applied, of not less than that reflected in State Savings' November 30, 1997 financial statements delivered to Fifth Third; Century having redeemed all of its shares not owned by State Savings; and the total issued and outstanding State Savings Common Shares not exceeding 6,000 shares. Certain extraordinary events identified in the Affiliation Agreement are excluded expressly by the Affiliation Agreement from affecting these latter calculations.

     State Savings' obligation to consummate the Merger is further subject to conditions set forth in the Affiliation Agreement, unless waived by State Savings, including, but not limited to, the continuing truth and accuracy in all material respects of Fifth Third's representations and warranties; the delivery by counsel employed by Fifth Third of a certain legal opinion addressed to State Savings; the registration by Fifth Third of the shares of Fifth Third Common Stock to be issued to State Savings shareholders and the listing of those shares on the Nasdaq National Market; the receipt by State Savings of an opinion from Keefe Bruyette to the effect that the transactions contemplated by the Affiliation Agreement are fair to the shareholders of State Savings from a financial point of view; the execution by Fifth Third of certain employment agreements; and the payment of, or provision for, certain severance payments by Fifth Third. The obligation of State Savings to consummate the Merger also is subject to receipt of an opinion of counsel to State Savings with respect to certain tax matters. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
THIRD -- Federal Income Tax Consequences."

TERMINATION; FEE; AMENDMENT; WAIVER

     The Affiliation Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by written notice delivered by Fifth Third to State Savings or by State Savings to Fifth Third in the following instances: (i) by Fifth Third or State Savings, if there has been a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties and covenants set forth in the Affiliation Agreement and such misrepresentation, breach or failure to comply has not been cured within thirty (30) days after notice, provided the party in default has no right to terminate for its own default; (ii) by Fifth Third or State Savings if the business or assets or financial condition of the other party and its subsidiaries on a consolidated basis have materially and adversely changed from that in existence at September 30, 1997; (iii) by Fifth Third or State Savings, if the Merger has not been consummated by September 30, 1998, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the Affiliation Agreement on the date of such termination; (iv) by the mutual written consent of Fifth Third and State Savings; (v) automatically if State Savings' shareholders fail to approve and adopt the Affiliation Agreement; (vi) by Fifth Third or State Savings, if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of the other party to effect the Merger, and non-compliance is not waived by the unaffected party; or (vii) by Fifth Third if the holders of ten percent (10%) or more of the outstanding State Savings Common Shares shall have perfected their rights as dissenting shareholders pursuant to Section 1701.84 and 1701.85 of the Ohio Revised Code; or (viii) if the Board of Directors of State Savings withdraws or modifies its recommendation to its shareholders regarding the Merger as contemplated by the Affiliation Agreement.

     If the Affiliation Agreement is terminated pursuant to clauses (v), (vii) or (viii) of the preceding paragraph and (i) at or prior to the holding of the Special Meeting any person or entity (other than Fifth Third or its affiliates) shall have made a proposal, or disclosed to State Savings or its shareholders that such person or entity will consider or is considering making a proposal, to effect an Acquisition Transaction, and (ii) (A) State Savings shall have entered into a written understanding in principle or a definitive agreement with respect to such Acquisition Transaction within twelve (12) months after the earlier of
(x) the date the Affiliation Agreement is terminated or (y) September 30, 1998, or (B) the Board of Directors of State Savings shall have withdrawn its recommendation to the shareholders of State Savings regarding the Merger as a result of such proposal to effect such Acquisition Transaction, then (unless at the time of termination State Savings had the right to terminate the Affiliation Agreement pursuant to a clause in the preceding paragraph other than (v), (vii) or (viii)) State Savings will be required, pursuant to the Affiliation Agreement, to pay Fifth Third a termination fee of $28.0 million, which fee shall be payable immediately upon entering into such written understanding in principle or definitive agreement or upon the withdrawal by the Board of Directors of such recommendation, whichever is earlier. In no event shall more than one such termination fee be payable.

     In addition to the foregoing circumstances under which the Affiliation Agreement may be terminated, State Savings may also have the right to terminate the Affiliation Agreement under certain circumstances if there is a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
THIRD -- Effects of Merger." The provisions in the Affiliation Agreement governing such right are complex and are designed to permit either a termination of the Affiliation Agreement or an adjustment to the Exchange Ratio if, and only if, the market value of Fifth Third Common Stock has declined substantially from the $54.33 market value on January 2, 1998 (as adjusted to reflect the 1998 Fifth Third Stock Split) and the market value of Fifth Third Common Stock has declined substantially more than an index of 19 bank stocks on a comparative basis.

     The right of State Savings to terminate the Affiliation Agreement in accordance with the foregoing will exist if both the following occur (the "Termination Conditions"):

          (i) For the 20 trading days ending the tenth trading day before the Effective Time (the "Determination Date"), the average closing price of Fifth Third Common Stock as reported on the Nasdaq National Market (the "Average Closing Price") is less than $43.47; and

          (ii) (a) the Average Closing Price divided by $54.33 (the closing price of Fifth Third Common Stock on January 2, 1998 as adjusted for the 1998 Fifth Third Stock Split) is less than (b) the "Index Ratio", which is defined as (x) the weighted average closing price of the 19 bank holding companies identified below (the "Index Price") on the Determination Date divided by $53.99 (the Index Price on January 2, 1998) minus (y) .20.

     The 19 bank holding companies are: Northern Trust Corp., Star Banc Corp., First Tennessee National Corp., State Street Corp., Marshall & Ilsley Corp., BB&T Corporation, Mercantile Bancorp, First American Corp., Summit Bancorp, South Trust Corp., First Security Corp., Comerica Inc., AmSouth Bancorporation, Union Planters Corp., Regions Financial Corp., Firstar Corporation, Crestar Financial Corp., Synovus Financial Corp., and Huntington Bancshares, Inc.

     If both of the Termination Conditions exist, then State Savings will have the right to terminate the Affiliation Agreement. If State Savings exercises such right, then Fifth Third will have the right to adjust the Exchange Ratio in lieu of such termination to the lesser of:

          (i) (a) the product of $43.47 multiplied by 2,770.89 (the Exchange Ratio) or the Exchange Ratio as otherwise further adjusted pursuant to the Affiliation Agreement, divided by (b) the Average Closing Price; and

          (ii) (a) the product of the Index Ratio multiplied by 2,770.89 (the Exchange Ratio) or the Exchange Ratio as otherwise further adjusted pursuant to the Affiliation Agreement, divided by (b) the Average Closing Price divided by $54.33 (the "Fifth Third Ratio").

     The adjustment of the Exchange Ratio in accordance with the foregoing formula is designed to increase the number of shares of Fifth Third Common Stock to be issued in exchange for each State Savings Common Share if the Termination Conditions exist.

     ILLUSTRATION. For purposes of the following illustration, assume that the Average Closing Price is $40 and that the Index Price on the Determination Date is $53.33. Under these assumptions, State Savings would have the right to terminate the Affiliation Agreement because both Termination Conditions would be met, as follows:

          (i) the Average Closing Price of $40.00 would be less than $43.47; and

          (ii) the Average Closing Price of $40.00 divided by $54.33 would equal .7362 and would be less than the Index Ratio of 1.28.

     Fifth Third would then have the right to adjust the Exchange Ratio in lieu of terminating the Affiliation Agreement to the lesser of the following:

          (i) 3,011.26, which is the product of $43.47 multiplied by the Exchange Ratio of 2,770.89, divided by the Average Closing Price of $40.00; and

          (ii) 4,817.63, which is the Index Ratio of 1.28 multiplied by the Exchange Ratio of 2,770.89, divided by the Fifth Third Ratio of .7362.

     Therefore, Fifth Third could elect to increase the exchange ratio to 3,011.26 and proceed with the Merger. In the event of such election, each State Savings Common Share would be canceled at the Effective Time in exchange for the right to receive 3,011.26 shares of Fifth Third Common Stock. Alternatively, Fifth Third could elect to not increase the Exchange Ratio and the Affiliation Agreement would then terminate.

     The average closing price of Fifth Third Common Stock for the 20 trading days before April 7, 1998 was $55.68. Based on such price, neither Termination Condition would be triggered and State Savings would not have had any right to terminate the Affiliation Agreement.

     The determinations of whether the above tests are met, whether to terminate the Affiliation Agreement and whether to override any such termination are all subject to market conditions at the Determination Date and accordingly, such determinations cannot be made until after the date of this Proxy Statement/Prospectus. If the above tests are met, there can be no assurances that the State Savings Board of Directors will elect to exercise its right to terminate the Affiliation Agreement or, in the event of such election, that Fifth Third will override such termination and increase the Exchange Ratio.

     The Affiliation Agreement may be amended, modified or supplemented by the written agreement of each of the parties, upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger by State Savings shareholders, without further approval of State Savings' shareholders, except that no amendment, modification or supplement may be effected without State Savings shareholder approval if such amendment, modification or supplement would change in any manner adverse to such shareholders the consideration provided pursuant to the Affiliation Agreement.

EFFECT ON STATE SAVINGS EMPLOYEES

     Fifth Third is obligated to use its best efforts to employ at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the employees of State Savings and the Thrift Subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies.

     The Affiliation Agreement provides for the payment of severance amounts to employees of State Savings under certain conditions upon termination of employment or specific other circumstances. Such amounts will equal two weeks salary for each year of service to State Savings, up to a maximum of $75,000 ("Regular Severance Payments").

     In addition, the Affiliation Agreement provides for a separate $2.7 million fund out of which severance payments may be made under certain circumstances to employees identified by State Savings as Senior

Managers. For each such Senior Manager, State Savings will determine an appropriate portion of the fund for payment upon employment termination. A Senior Manager who receives such a payment may not receive any Regular Severance Payments.

     See the Affiliation Agreement attached hereto as Annex A for more detailed information concerning the effect of the Merger on employees of State Savings and its subsidiaries.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     State Savings Common Shares held by or for the benefit of directors and executive officers of State Savings will be canceled and converted into the right to receive shares of Fifth Third Common Stock under the Affiliation Agreement on the same basis as shares held by other shareholders of State Savings. For additional information, see "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH THIRD -- Effects of Merger." In addition, directors and executive officers of State Savings may be deemed to have the following interests in the Merger that are different from, or in addition to, those of employees or shareholders of State Savings:

     EMPLOYMENT AGREEMENTS. Fifth Third has agreed in the Affiliation Agreement to enter into employment contracts effective as of the Effective Time with David Reese, the Chairman of the Board of Directors of State Savings; Donald Shackelford, the Vice Chairman of State Savings; William Robert, the President of FSB; and Stephen Kambeitz, the Controller of State Savings (the "Fifth Third Employment Contracts" and each a "Fifth Third Employment Contract").

     Mr. Reese's Fifth Third Employment Contract states that Mr. Reese will be employed as the Chairman of Fifth Third Savings Bank of the Southwest, FSB and will be named as a director of Fifth Third. Mr. Reese's Fifth Third Employment Contract also provides for an initial payment to Mr. Reese of $500,000, a base salary of $550,000 per year, a grant within 10 days after the Effective Time of options to acquire 75,000 shares of Fifth Third Common Stock at an exercise price per share equal to the fair market value of a share of Fifth Third Common Stock on the date of the grant and a retirement benefit in the form of annuity payments having a present value equal to $5,485,000.

     Mr. Shackelford's Fifth Third Employment Contract states that Mr. Shackelford will be employed as the Chairman of Fifth Third Bank of Columbus and will be named as a director of Fifth Third. Mr. Shackelford's Fifth Third Employment Contract also provides for an initial payment to Mr. Shackelford of $500,000, a base salary of $550,000 per year, a grant within 10 days after the Effective Time of options to acquire 75,000 shares of Fifth Third Common Stock at an exercise price per share equal to the fair market value of a share of Fifth Third Common Stock on the date of the grant and a retirement benefit in the form of annuity payments having a present value equal to $5,485,000.

     Mr. Robert's Fifth Third Employment Contract states that Mr. Robert will be employed as an officer of Fifth Third Bank of the Southwest, FSB. Mr. Robert's Fifth Third Employment Contract also provides for an initial payment to Mr. Robert of $150,000, a base salary of $250,000 per year, a grant within 10 days after the Effective Time of options to acquire 18,000 shares of Fifth Third Common Stock at an exercise price per share equal to the fair market value of a share of Fifth Third Common Stock on the date of the grant and a retirement benefit in the form of annuity payments having a present value equal to $4,146,528.

     Mr. Kambeitz's Fifth Third Employment Contract states that Mr. Kambeitz will be employed as an officer of The Fifth Third Bank of Columbus. Mr. Kambeitz's Fifth Third Employment Contract also provides for an initial payment to Mr. Kambeitz of $130,000, a base salary of $190,000 per year, a grant within 10 days after the Effective Time of options to acquire 18,000 shares of Fifth Third Common Stock at an exercise price per share equal to the fair market value of a share of Fifth Third Common Stock on the date of the grant and a retirement benefit in the form of annuity payments having a present value equal to $1,103,536.

     Each of the Fifth Third Employment Contracts is for a period of three years from and after the Effective Time and contains a non-competition provision which covers the states of Ohio, Indiana, Kentucky, Florida and Arizona and which lasts for two years after the termination of employment. Additionally, Fifth Third has agreed that, in the event of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock or any other event or action which has a similar economic effect before the Effective Time (other than the 1998 Fifth Third Stock Split which has been reflected in the foregoing descriptions of the Employment Agreements), the options granted pursuant to the Fifth Third Employment Contracts will be further adjusted in a manner similar to the adjustment to the Exchange Ratio under the same circumstances.

     DEFERRED COMPENSATION AGREEMENTS. Fifth Third has also agreed to honor the obligations, in effect on the Effective Time, of State Savings under the State Savings Company 1995 Key Employee Incentive Compensation Plan (the "Key Employee Plan"). The Key Employee Plan is a cash-based plan of deferred compensation which is not qualified under Section 401(a) of the Code. Under the provisions of the Key Employee Plan, each participant has an account to which a specified number of "units" is credited, the number of which is determined in the discretion of the Executive Compensation Committee of the Board of Directors (the "Committee"). At the time such units are initially credited to a participant's account, they are "valued," based upon a fraction of the then book value of the State Savings Common Shares . At the time that a participant is eligible for a distribution from the plan, such participant receives a cash payment equal to the difference between (1) the value of the units credited to his or her account, determined by use of a fraction of the book value of the State Savings Common Shares at time of distribution and (2) the initial value of such units. Distributable events under the plan are determined, based upon specific provisions contained in agreements entered into between plan participants and the Committee. Payments under the Key Employee Plan will be made by Fifth Third at the Effective Time. The payments under the Key Employee Plan will not exceed a total of Nineteen Million Seven Hundred Fifty Thousand Dollars ($19,750,000). See "STATE SAVINGS MANAGEMENT -- Summary Compensation Table" for benefits under the Key Compensation Plan for Messrs. Reese and Shackelford.

     EMPLOYEE BENEFIT PLANS. Each employee of State Savings and the Thrift Subsidiaries who becomes an employee of Fifth Third or any of its subsidiaries or affiliates at or immediately subsequent to the Merger, including the executive officers of State Savings, shall be entitled to participate in all employee benefit plans sponsored by Fifth Third or its subsidiaries or affiliates on the same terms and to the same extent as similarly situated employees of Fifth Third. However, with respect to any such continuing employee who was covered, as of the Effective Time, under a benefit plan sponsored by State Savings or the Thrift Subsidiaries for which Fifth Third sponsors an employee benefit plan which provides the same type of benefit (e.g. life insurance, disability, etc.), such continuing employee shall participate, as of the Effective Time, in such Fifth Third Plan. Under each employee benefit plan sponsored or maintained by Fifth Third, prior service with State Savings and any of the Thrift Subsidiaries will be taken into account for purposes of determining eligibility, vesting and, with the exception of any defined benefit pension plan sponsored by Fifth Third, the accrual of benefits.

     The Affiliation Agreement also provides that State Savings will take all actions necessary to freeze the State Savings Bank Profit Sharing Plan ("Profit Sharing Plan"), and all non-qualified deferred compensation plans ("Deferred Compensation Plans") (collectively all of such plans shall be referred to as the "Retirement Plans") and any other qualified or non-qualified retirement plans, as of a date at least 60 days preceding the Effective Time such that no further benefits shall accrue under the Retirement Plans. However, with respect to the Profit Sharing Plan, participant salary deferral contributions under Section 401(k) of the Code and employer matching contributions under Section 401 (m) of the Code may continue until such time as the Profit Sharing Plan is either terminated or merged into a qualified retirement plan maintained by Fifth Third and State Savings may accrue a profit sharing contribution for the period between January 1, 1998 and the Effective Time, unless Fifth Third allows former employees of State Savings or the Thrift Subsidiaries to accrue benefits under the Fifth Third Profit Sharing Plan as of January 1, 1998. In addition, with respect to the State Savings Non-Qualified Deferred Compensation Plan, for the period between January 1, 1998 and the Effective Time, State Savings may credit participant accounts with earnings equal to ten percent (10%) per annum (pro-rated monthly). Within sixty (60) days of the Effective Time, Fifth Third will make a determination either to direct State Savings to terminate the Profit Sharing Plan as of the day preceding the Effective Time or to merge the Profit Sharing Plan into a qualified retirement plan sponsored by Fifth Third as of the Effective Time.

     In no event will any of the executive officers of State Savings receive any payment that would be considered an "Excess Parachute Payment" under Section 280G of the Internal Revenue Code of 1986, as amended.

     INDEMNIFICATION AND LIABILITY INSURANCE. The Affiliation Agreement provides that all provisions for indemnification and limitation of liability now existing in favor of the directors or officers of State Savings and its subsidiaries, arising under applicable Ohio and federal law and under the State Savings Amended Articles of Incorporation and Code of Regulations, or under the Articles, Charter, Constitution, Code of Regulations or Bylaws of its subsidiaries, shall survive the Merger, shall be assumed by Fifth Third and shall continue in full force and effect with respect to acts or omissions occurring on or prior to the Effective Time. Fifth Third must also purchase and keep in force for a three-year period, a policy of directors' and officers' liability insurance having liability limits and providing coverage for acts or omissions of the type currently covered by Fifth Third's existing directors' and officers' liability insurance for acts or omissions occurring at or prior to the Effective Time. Fifth Third has agreed that all rights to indemnification existing in favor of officers and directors and employees of Fifth Third affiliates shall be accorded to officers and directors and employees of State Savings or any of its subsidiaries who become affiliated with any Fifth Third affiliate in such capacities after the Effective Time and that such indemnification will relate to covered actions or inactions only after the Effective Time. See also "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS -- Indemnification and Personal Liability of Directors and Officers."

RESALE OF FIFTH THIRD COMMON STOCK BY AFFILIATES

     The shares of Fifth Third Common Stock to be issued to shareholders of State Savings in connection with the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" (as defined under the Securities Act, but generally including directors, certain executive officers and 10 percent or more stockholders) of State Savings or Fifth Third at the time of the Special Meeting.

     Rules 144 and 145 promulgated under the Securities Act restrict the sale of Fifth Third Common Stock received in the Merger by affiliates and certain of their family members and related interests. Generally speaking, during the one year following the Effective Time, affiliates of Fifth Third and State Savings may not resell publicly the Fifth Third Common Stock received by them in connection with the Merger except in compliance with certain limitations as to the amount of Fifth Third Common Stock sold in any three-month period and as to the manner of sale. After the one-year period, such affiliates of State Savings who are not affiliates of Fifth Third may resell their shares without restriction. The ability of affiliates to resell shares of Fifth Third Common Stock received in the Merger under Rule 144 or 145 as summarized herein generally will be subject to Fifth Third having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell Fifth Third Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act covering such shares or an available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus does not cover any resales of Fifth Third Common Stock received by persons who may be deemed to be affiliates of Fifth Third or State Savings.

     The Affiliation Agreement provides that State Savings will use its best efforts to cause each director, executive officer and other person who is deemed by State Savings to be an affiliate (for purposes of Rule 145 and for purposes of qualifying the Merger for pooling-of-interests accounting treatment) of State Savings to execute and deliver to Fifth Third a written agreement intended to ensure compliance with the Securities Act and to ensure that the Merger will qualify as a pooling-of-interests.

     Commission guidelines regarding qualifying for pooling-of-interests accounting treatment also limit sales by affiliates of Fifth Third and State Savings in the Merger. Commission guidelines indicate that pooling-of-interests accounting treatment generally will not be challenged on the basis of sales by affiliates if they do not dispose of any of the shares of either combining company they owned prior to the consummation of a merger or shares of the surviving company received in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the surviving company have been published.

                              FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

     Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and subject to regulation by the Federal Reserve Board. Fifth Third, with its principal office located in Cincinnati, owns all of the outstanding stock of nine commercial banks with 411 offices in Ohio, Kentucky, Indiana and Florida. Those banks are: The Fifth Third Bank, The Fifth Third Bank of Columbus, The Fifth Third Bank of Northwestern Ohio, N.A., The Fifth Third Bank of Southern Ohio, The Fifth Third Bank of Western Ohio, Fifth Third Bank of Florida, Fifth Third Bank of Northern Kentucky, Inc., Fifth Third Bank of Kentucky, Inc., and The Fifth Third Bank of Central Indiana.

     At December 31, 1997, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of approximately $21.4 billion, consolidated total deposits of approximately $14.9 billion and consolidated total stockholders' equity of approximately $2.3 billion.

     Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Midwest Payment Systems, Inc. ("MPS"), Fifth Third International Company and Heartland Capital Management, Inc. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation ("FDIC") through the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF").

     Fifth Third, through its banking subsidiaries, operates for itself and other financial institutions a proprietary automated teller machine ("ATM") network, Jeanie(R). The Jeanie system participates in a shared ATM network called "Money Station(R)," which includes several Ohio bank holding companies and over 1,000 ATM's. The "Money Station" network participates in another shared ATM network called "PLUS System(R)," which is a nationwide network with over 17,000 participating ATM's. The Fifth Third Bank, through its wholly owned subsidiary, MPS, also provides electronic switch services for several regional banks and bank holding companies in Ohio, Kentucky and Illinois.

     Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS."

RECENT DEVELOPMENTS

     In addition to entering into the Affiliation Agreement with State Savings relating to the Merger, Fifth Third has also recently agreed to acquire The Ohio Company and CitFed Bancorp, Inc. In March 1998, Fifth Third also announced the 1998 Fifth Third Stock Split.

     On December 22, 1997, Fifth Third agreed to acquire The Ohio Company, a company that provides broker/dealer services, investment banking services and investment advisory services. A newly formed wholly owned acquisition subsidiary of Fifth Third will merge with and into The Ohio Company such that The Ohio Company will become a wholly owned Fifth Third subsidiary upon completion of that merger. In connection with the acquisition of The Ohio Company, Fifth Third will issue in exchange for all of the outstanding shares of capital stock of The Ohio Company such number of shares of Fifth Third Common Stock having a fair market value of $80.0 million. Fifth Third anticipates that approximately 1,500,000 shares of Fifth Third Common Stock would be issued to the shareholders of The Ohio Company. Fifth Third expects that its acquisition of The Ohio Company will be completed in mid-1998 prior to the Effective Time and that such acquisition will be accounted for as a purchase.

     On January 13, 1998, Fifth Third agreed to acquire CitFed Bancorp, Inc. ("CitFed"), a savings and loan holding company based in Dayton, Ohio which owns Citizens Federal Bank, F.S.B. and certain related subsidiaries. CitFed will merge with and into Fifth Third, and the various CitFed subsidiaries will become wholly owned subsidiaries of Fifth Third. Subject to adjustment as provided in the affiliation agreement between Fifth Third and CitFed, each share of CitFed common stock will be converted into the right to receive 1.005 shares of Fifth Third Common Stock. Based on the 13,002,811 shares of CitFed common stock outstanding as of January 13, 1998, Fifth Third would issue approximately 13,067,825 shares of Fifth Third Common Stock in that merger. Based on the fair market value per share of Fifth Third Common Stock as of April 6, 1998, the value of such shares would have an aggregate value of $764 million. Fifth Third expects that its acquisition of CitFed will be completed after The Ohio Company acquisition, but either prior to or after the Effective Time, and that such acquisition will be accounted for as a pooling-of-interests.

     In order to enable Fifth Third to account for both the Merger and/or the acquisition of CitFed as a pooling-of-interests, Fifth Third will issue and sell up to 4.2 million shares of Fifth Third Common Stock prior to the consummation of such mergers. The number of shares issued for this purpose may include shares issued in connection with Fifth Third's acquisition of The Ohio Company, if completed prior to the Effective Time. Fifth Third anticipates that some or all of the shares of Fifth Third Common Stock issued to enable pooling-of-interests accounting treatment may be offered pursuant to a registration statement to be filed with the Commission. The exact number of shares of Fifth Third Common Stock to be offered, the price and the timing of any such offering has not yet been determined and will only be made pursuant to a separate prospectus. In addition, in January 1998, Fifth Third rescinded its previously announced open market share repurchase programs which would otherwise preclude pooling-of-interests accounting treatment.

     The consummation of the Merger is not contingent upon the closing of either The Ohio Company acquisition or the CitFed merger. There can be no assurances that either or both transactions will be successfully consummated.

ADDITIONAL INFORMATION

     For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference, and to the Fifth Third 1997 Annual Report to Stockholders which accompanies this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                             STATE SAVINGS COMPANY

GENERAL

     State Savings Company was originally incorporated as a savings and loan association in 1900 under the name "The Fidelity Building Loan & Savings Co." In 1944, the name of the company was changed to "The State Savings & Loan Co." Upon the consummation of the merger of The North High Savings & Loan Company into State Savings in 1954, the name was changed to "State Savings Company."

     In 1982, State Savings acquired the outstanding shares of Century Bank, then an Ohio savings and loan association ("Century"). In 1992, State Savings formed as a subsidiary a federal savings bank in Arizona under the name State Savings Bank, FSB ("FSB"). After such formation, FSB acquired certain assets and liabilities of a Phoenix, Arizona, thrift institution owned by the Resolution Trust Corporation.

     As a result of the foregoing acquisitions, State Savings, then an Ohio savings and loan association, owned two financial institutions as wholly owned subsidiaries. Although the ownership of a financial institution by a financial institution was permissible under law, such ownership was not typical. In order to realign the corporate structure in a manner similar to most bank and thrift holding companies, State Savings reorganized in 1995 in accordance with shareholder approval. In such reorganization: (i) State Savings transferred substantially all of its thrift related assets and liabilities to a newly formed, wholly-owned Ohio savings bank subsidiary ("SSB"); and (ii) State Savings adopted Amended Articles of Incorporation to change State Savings from an Ohio savings and loan association to a general Ohio corporation.

     As a result of the foregoing, State Savings is now a registered multiple thrift holding company under the Home Owners' Loan Act of 1934 and owns 100% of the outstanding shares of SSB and FSB and 99.6% of the outstanding shares of Century. Approximately .4% of Century's outstanding stock are qualifying directors' shares which will be repurchased by Century in connection with the Merger. SSB and Century operate primarily in Ohio, with mortgage lending offices in Kentucky and Indiana, and FSB operates solely in Arizona.

     State Savings also owns, directly or indirectly through intermediate subsidiaries, fourteen non-financial institution subsidiaries. Such subsidiaries were formed and are operated as a natural incidence of State Savings' principal businesses. See "STATE SAVINGS COMPANY -- Subsidiary Activities."

     Through SSB, FSB and Century, State Savings is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of one- to four-family residential real estate or other real property located in its primary market areas. Loan funds are obtained primarily from savings deposits, which are insured up to applicable limits by the FDIC, loan repayments and advances from the Federal Home Loan Bank of Cincinnati (the "FHLB of Cincinnati"). Interest earned on such loans is the primary source of revenue of State Savings. In addition to originating loans, State Savings invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities.

     State Savings conducts its principal business activities through the Thrift Subsidiaries primarily in Ohio, Indiana, Kentucky and Arizona. SSB operates thirty-six full service branch offices in central Ohio (Franklin, Delaware, Fairfield, Licking and Marion Counties); three lending offices in northern Ohio (Cuyahoga, Summit, and Lake Counties); and one lending office in Indianapolis, Indiana (Marion County). Century operates two full service branch offices in the Cincinnati market (Hamilton County); two full service offices in the Toledo market (Lucas County); one full service office in the Columbus market (Franklin County); and one lending office in Ft. Wright, Kentucky. FSB operates ten full service branch offices in Maricopa (metropolitan Phoenix), Pima (Tucson and Green Valley), and Yavapai (Sedona and Prescott) Counties.

     As a savings and loan holding company, State Savings is subject to regulation, examination, and supervision by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS") and by the Division of Financial Institutions of the Ohio Department of Commerce (the "Division"). As savings banks incorporated under the laws of the State of Ohio, SSB and Century are subject to regulation, supervision and examination by the FDIC and the Division and are members of the FHLB of Cincinnati. As a federal savings bank, FSB is subject to regulation, supervision and examination by the OTS and the FDIC and is a member of the FHLB of San Francisco. See "REGULATION OF FINANCIAL INSTITUTIONS."

     The operations of State Savings are limited to owning the outstanding shares of its subsidiaries and to investing its cash and cash equivalents. SSB, Century and FSB together contribute 90.9% and 97.4% of the consolidated assets and revenues, respectively, of State Savings. Accordingly, the following description of the business activities of State Savings centers primarily on the consolidated business activities of SSB, Century and FSB.

LENDING ACTIVITIES

     GENERAL. The principal lending activity of State Savings is the origination of conventional fixed-rate and variable-rate mortgage loans for the acquisition or construction of one- to four-family residences located in the primary markets of State Savings. State Savings also originates mortgage loans insured by the Federal Housing Administration and guaranteed by the Veterans Administration, most of which are sold into the secondary mortgage market. Loans secured by multi-family properties, including construction and permanent mortgage loans on condominiums and apartment buildings, and by nonresidential properties, including retail, office and other types of business facilities, are also originated by State Savings. In addition to residential, multi-family and nonresidential real estate lending, State Savings originates consumer loans (secured and unsecured), including automobile, home improvement, credit card and home equity line of credit loans, as well as small business loans, including lines of credit, term loans and business leases. State Savings' portfolio of loans, loans held for sale and mortgage-backed and related securities totaled approximately $2.5 billion at December 31, 1997, and represented 89.3% of total assets.

     LOAN PORTFOLIO MATURITY SCHEDULE. The following table sets forth certain information as of December 31, 1997, regarding the dollar amount of loans (excluding residential mortgage and consumer loans) maturing in the portfolio of State Savings based on their contractual terms to maturity, before giving effect to net items. Demand loans and loans having no stated schedule of repayments or without stated maturity are reported as due in one year or less.

                                                                DUE AFTER 1
                                                                 YEAR TO 5       DUE OVER 5
                                             DUE IN 1 YEAR      YEARS AFTER      YEARS AFTER
                                                OR LESS          12/31/97         12/31/97       TOTALS
                                             -------------    ---------------    -----------    --------
                                                                   (IN THOUSANDS)
Multifamily and other real estate loans....    $ 43,114          $ 99,905         $176,658      $319,677
Construction loans(1)......................     135,661            74,767          145,250       355,678
Business loans.............................      16,135            12,629            3,543        32,307
                                               --------          --------         --------      --------
Total loans................................    $194,910          $187,301         $325,451      $707,662
                                               ========          ========         ========      ========

---------------
(1) Includes construction loans for which $157 million has been committed to a permanent mortgage loan.

     The following table sets forth at December 31, 1997, the dollar amount of loans due after one year (excluding residential mortgage and consumer loans), before net items, which have predetermined interest rates and floating or adjustable interest rates:

                                                                        FLOATING OR
                                               PREDETERMINED RATES    ADJUSTABLE RATES
                                               -------------------    ----------------
                                                           (IN THOUSANDS)
Multifamily and other real estate loans......        $23,137              $253,426
Construction loans...........................         18,296               201,721
Business loans...............................          2,256                13,916
                                                     -------              --------
Total........................................        $43,689              $469,063
                                                     =======              ========

     LOAN PORTFOLIO COMPOSITION. The following table sets forth certain information concerning the composition of the loan portfolio of State Savings at the dates indicated.

                                                           AT DECEMBER 31
                              -------------------------------------------------------------------------
                                     1997                 1996                 1995             1994
                              ------------------   ------------------   ------------------   ----------
                                AMOUNT       %       AMOUNT       %       AMOUNT       %       AMOUNT
                              ----------   -----   ----------   -----   ----------   -----   ----------
                                                       (DOLLARS IN THOUSANDS)
TYPE OF LOAN:
  Real estate -- one- to
    four-family.............  $1,373,391    60.5%  $1,156,596    56.8%  $1,003,020    54.7%  $  746,157
  Real estate -- multifamily
    and other...............     319,677    14.1      350,831    17.2      350,394    19.1      362,315
  Real
   estate -- construction...     355,678    15.7      354,356    17.4      349,884    19.1      298,619
  Consumer (including equity
    lines)..................     187,707     8.3      145,215     7.1       99,455     5.4       81,880
  Business..................      32,307     1.4       30,914     1.5       31,352     1.7       14,466
                              ----------   -----   ----------   -----   ----------   -----   ----------
  Total Loans...............   2,268,760   100.0%   2,037,912   100.0%   1,834,105   100.0%   1,503,437
                                           =====                =====                =====
LESS:
  Undisbursed loans in
    process.................    (155,539)            (142,293)            (134,910)            (148,399)
  Unamortized discounts on
    purchased loans.........        (216)                (252)                (297)                (295)
  Deferred net loan
    origination and
    commitment fees.........     (13,091)             (13,452)             (13,482)             (11,191)
  Allowance for loan
    losses..................     (34,487)             (29,702)             (30,416)             (30,309)
                              ----------           ----------           ----------           ----------
  Loans receivable, net.....  $2,065,427           $1,852,213           $1,655,000           $1,313,243
                              ==========           ==========           ==========           ==========

                                    AT DECEMBER 31
                              --------------------------
                              1994           1993
                              -----   ------------------
                                %       AMOUNT       %
                              -----   ----------   -----
                                (DOLLARS IN THOUSANDS)
TYPE OF LOAN:
  Real estate -- one- to
    four-family.............   49.6%  $  594,808    49.4%
  Real estate -- multifamily
    and other...............   24.1      342,186    28.4
  Real
   estate -- construction...   19.9      174,749    14.5
  Consumer (including equity
    lines)..................    5.4       75,985     6.3
  Business..................    1.0       16,673     1.4
                              -----   ----------   -----
  Total Loans...............  100.0%   1,204,401   100.0%
                              =====                =====
LESS:
  Undisbursed loans in
    process.................             (89,294)
  Unamortized discounts on
    purchased loans.........                (452)
  Deferred net loan
    origination and
    commitment fees.........              (8,490)
  Allowance for loan
    losses..................             (28,415)
                                      ----------
  Loans receivable, net.....          $1,077,750
                                      ==========

     The above amounts do not include loans available for sale at the dates indicated. Loans available for sale totaled approximately $47 million at December 31, 1997; $24 million at December 31, 1996; $41 million at December 31, 1995; $13 million at December 31, 1994; and $107 million at December 31, 1993.

     REAL ESTATE LOANS -- ONE- TO FOUR-FAMILY. The primary lending activity of State Savings is the origination of conventional loans for the acquisition or construction of one- to four-family residential properties located within the primary markets of State Savings. Each of such loans is secured by a mortgage or deed of trust on the underlying real estate and improvements thereon.

     OTS and FDIC regulations and Ohio law limit the amount which State Savings may lend in relationship to the appraised value of the real estate and improvements thereon at the time of loan origination. In accordance with such regulations, State Savings makes loans on single-family residences up to 95% of the value of the real estate improvements (the "Loan-to-Value Ratio" or "LTV"). While State Savings makes loans in excess of a 95% LTV, most of such loans are either sold in the secondary mortgage market without recourse or insured by a third party to reduce exposure to a 90% LTV or less. Generally, State Savings requires private mortgage insurance and/or charges premium interest rates for loans over 80% LTV.

     State Savings offers fixed-rate loans and adjustable-rate mortgage loans ("ARMs") with initial interest rate adjustment periods generally of one year, three years or five years. The new rate of interest at each adjustment date is determined by adding a stated margin to an index identified at the time the loan is originated. The longer the period before adjustment, the higher the rate of interest to compensate State Savings for the increased exposure to risk resulting from interest-rate fluctuations during the fixed-rate period. The maximum adjustment at each adjustment date for one-year ARMs is usually 2%, with a maximum adjustment of 6% over the term of the loan. Of the total mortgage loans originated by State Savings during the year ended December 31, 1997, 66% were ARMs and 34% had fixed rates of interest.

     Residential mortgage loans offered by State Savings are usually for terms of 10 to 30 years. Due to the general long-term nature of an investment in mortgage loans, such loans could have an adverse effect upon the earnings spread of any lender if such loans do not reprice as quickly as the lender's cost of funds. See "STATE SAVINGS COMPANY -- Deposits and Borrowings." To minimize such effect, State Savings emphasizes the origination of ARMs. In addition, experience during recent years demonstrates that, as a result of prepayments in connection with refinancing and sales of the underlying properties, residential loans generally remain outstanding for periods which are substantially shorter than the stated maturity of such loans.

     One- to four-family loans constituted approximately $706 million, or 57.2% of the $1.2 billion of loans originated in the year ended December 31, 1997. At such date, the nonperforming one- to four-family loans of State Savings equaled $16.1 million, or 1.2%, of the total $1.4 billion in one- to four-family loans. See "Delinquent Loans, Nonperforming Assets and Classified Assets" below.

     REAL ESTATE -- MULTIFAMILY AND OTHER. State Savings originates loans secured by other real estate, including multifamily dwellings, land and lots for single-family homes, land for commercial uses, and office, retail and other types of facilities.

     For improved properties, loans are made primarily on an adjustable-rate basis, with loan terms generally up to a maximum of 25 years. Such loans are typically made at a maximum 80% LTV, although a higher LTV is occasionally approved for an established borrower or one with minimal credit risk. To enable State Savings to monitor the loans, State Savings requests rent rolls and financial statements for credits of significant size.

     Loans secured by multifamily dwellings and commercial facilities generally are considered to involve a higher degree of risk than one- to four-family lending due to the relatively larger loan amounts and effects of general economic conditions on the successful operation of income-producing properties. If the cash flow on the property is reduced, for example, as leases are not obtained or renewed, the borrower's ability to repay may be impaired. State Savings has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the management constructing and operating the property, the debt service ratio, the quality and characteristics of the income stream generated by the property and appraisals confirming the property's valuation.

     For unimproved property, developed building lot loans are generally made to customers at a maximum LTV of 75%. For home builders, the rate is generally tied to the Citibank base lending rate and the term is one to two years. For consumers, the adjustable-rate index is typically the Federal Cost of Funds with a term of 10 to 15 years. Raw land loans are limited to a 65% loan to value and are typically short-term credits.

     Loans on unimproved real estate are generally considered to be subject to a higher degree of risk, because the borrower typically depends on a sale of the property or the later improvement of the property to cover debt service. The ability to sell or develop unimproved real estate is affected by economic conditions, government policies, local zoning approvals, access to road, water and sewer and other factors beyond the control of the borrower. State Savings reviews the viability of the unimproved real estate for improvement and sale and evaluates the credit-worthiness of the borrowers for these loans.

     Multifamily and other real estate loans constituted approximately $37 million, or 3%, of the $1.2 billion of loans originated in the year ended December 31, 1997. At such date, the nonperforming other real estate loans of State Savings equaled $2.8 million, or .88% of the total $320 million in other real estate loans. See "Delinquent Loans, Nonperforming Assets and Classified Assets" below. The largest real estate loan outstanding equaled $6.7 million at December 31, 1997, was secured by a retirement home and was performing in accordance with its terms.

     Federal regulations limit the amount of nonresidential real estate loans that an association may make to 400% of its capital. At December 31, 1997, each of SSB, Century Bank and FSB was in compliance with such regulations.

     CONSTRUCTION LOANS. State Savings offers residential construction loans both to owner-occupants and to homebuilders. State Savings also makes construction loans to persons constructing properties and buildings for investment purposes, for development of raw land into single or multifamily building lots and for multifamily and small commercial construction purposes. At December 31, 1997, a total of $355.7 million, or approximately 15.7%, of total loans and 12.7% of total assets, consisted of construction loans.

     Construction loans generally involve greater underwriting and default risks than do loans secured by mortgages on existing properties that have completed structures on them due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on real estate developments, developers, managers and builders. In addition, such loans are more difficult to evaluate and monitor. Loan funds are advanced upon the security of the project under construction, which is more difficult to value before the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, the accurate evaluation of the LTVs and the total loan funds required to complete a project is difficult. In the event a default on a construction loan occurs and foreclosure follows, State Savings would have to take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project. Almost all of State Savings' construction loans are secured by properties in State Savings' primary market. The economy of such lending areas has been relatively stable during the three years ended December 31, 1997.

     Generally, construction loans have terms ranging from one to 36 months and rates at 1% to 2% over the published base lending rate of Citibank, N.A. Permanent residential construction loans and nonresidential construction loans automatically convert to permanent fixed- or adjustable-rate loans at the end of the construction period.

     Construction loans constituted $372.2 million, or 30.2% of the $1.2 billion of loans originated in the year ended December 31, 1997. At such date, the nonperforming construction loans of State Savings equaled $3.2 million, or .90% of the total $355.7 million in construction loans. See "Delinquent Loans, Nonperforming Assets and Classified Assets" below. The largest construction loan commitment equaled $9.6 million at December 31, 1997, was secured by a condominium development and was performing in accordance with its terms.

     CONSUMER LOANS. State Savings makes various types of consumer loans, including loans made to depositors secured by their savings deposits, automobile loans, loans secured by second mortgages, home equity lines of credit, credit cards and unsecured personal loans. At December 31, 1997, consumer loans constituted 8.3% of State Savings' total loans and 6.7% of total assets.

     Consumer loans are generally made at adjustable rates of interest tied to the base lending rate of Citibank, N.A., or fixed rates for terms of from 90 days to ten years. Consumer loans, particularly consumer loans that are unsecured or are secured by rapidly depreciating assets such as automobiles, may entail greater risk than residential loans. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance. For second mortgages, amounts due on prior mortgages have a prior claim. The risk of default on consumer loans increases during periods of recession, higher unemployment and other adverse economic conditions that limit the borrower's ability to repay.

     Consumer loans constituted approximately $92.3 million, or 7.5% of the $1.2 billion of loans originated in the year ended December 31, 1997. At December 31, 1997, the nonperforming consumer loans of State Savings equaled $1.4 million, or
 .75% of the total $187.7 million in consumer loans. See "Delinquent Loans, Nonperforming Assets and Classified Assets" below.

     BUSINESS LOANS. State Savings offers various business loan products, including lines of credit, term loans, SBA loans, leases and stock loans to individuals. Such loans are typically secured by business assets, second mortgages on the borrower's residence, stock of entities other than State Savings or other collateral. At December 31, 1997, business loans and leases constituted $32.3 million, or 1.4%, of State Savings' total loans and 1.2% of total assets.

     Business loans are generally made at adjustable rates of interest tied to the base lending rate of Citibank, N.A., for terms of 90 days to five years. Business loans generally are underwritten based upon the cash flow projections of the business, and personal guarantees are usually required. Typically, business loans involve greater underwriting and default risk than our mortgage loan products, because loans that are unsecured or secured by rapidly depreciating assets such as business equipment may not provide an adequate source of repayment of the outstanding loan balance. If a second mortgage is foreclosed upon, the first mortgage has a prior claim. Income and expenses, prior credit history, debt service coverage and management quality are reviewed, among other pertinent borrower characteristics, when underwriting a business borrower.

     Business loans constituted $26 million, or 2.1%, of the $1.2 billion of loans originated in the year ended December 31, 1997. At such date, the non-performing business loans of State Savings totaled $.9 million, or

2.9% of the total $32.3 million in business loans. See "Delinquent Loans, Nonperforming Assets and Classified Assets."

     MORTGAGE-BACKED AND RELATED SECURITIES. In the ordinary course of business, State Savings purchases or creates mortgage-backed securities. Mortgage-backed securities generally entitle State Savings to receive the cash flows from an identified pool of mortgages underlying the securities. Freddie Mac ("FHLMC"), Ginnie Mae ("GNMA") and Fannie Mae ("FNMA") mortgage-backed securities of State Savings are each guaranteed or insured by the respective agencies as to principal and interest.

     State Savings has also invested significant amounts in collateralized mortgage obligations ("CMOs"), securities which are backed by pools of mortgages, that are, in most instances, insured or guaranteed by FNMA or FHLMC. State Savings has no ownership interest in the mortgages, except to the extent they serve as collateral. Payment streams from the mortgages serving as collateral are reconfigured with varying terms and timing of payment to the CMO investor. Though they can be used for hedging and investment, CMOs can expose investors to higher risk of loss than direct investments in mortgage-backed pass-through securities, particularly with respect to price and average life sensitivity in such securities. The Federal Financial Institutions Examination Council ("FFIEC") has developed methods of measuring the suitability of CMOs and other mortgage derivative products intended for financial institution portfolios. CMOs that do not meet the standards of the FFIEC test are deemed "high-risk." None of State Savings' CMOs are in the "high-risk" category.

     At December 31, 1997, the amortized cost of mortgage-backed and related securities of State Savings totaled approximately $386.9 million, or 15.46% of loans receivable, loans available for sale and mortgage-backed and related securities. Of the total of such securities at December 31, 1997, $375.7 million were designated as being available for sale. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, the mortgage-backed and related securities designated as being available for sale are carried on State Savings' balance sheet at fair value, with unrealized gains or losses carried as an adjustment to shareholders' equity, net of applicable taxes. The remaining $11.2 million in mortgage-backed and related securities at December 31, 1997, were designated as held to maturity and, in accordance with SFAS No. 115, are carried on the balance sheet of State Savings at amortized cost. The estimated fair value of the $11.2 million in mortgage backed securities held to maturity approximates amortized cost.

     A portion of State Savings' mortgage-backed securities portfolio consists of adjustable-rate mortgage-backed securities and CMO's as part of its effort to reduce its interest rate risk. In a period of declining interest rates, State Savings is subject to prepayment risk on such adjustable-rate mortgage-backed securities and CMOs. State Savings attempts to mitigate this prepayment risk by purchasing mortgage-backed securities at or near par. If interest rates rise in general, the interest rates on the loans backing the mortgage-backed securities and CMOs will also adjust upward subject to interest rate caps. However, State Savings is still subject to interest rate risk on such securities if interest rates rise faster than the 1% to 2% maximum annual interest rate adjustments on the underlying loans. See "STATE SAVINGS COMPANY -- Deposits and
Borrowings -- Asset/Liability Management."

     At December 31, 1997, $200 million, or 51.7%, of State Savings' mortgage-backed and related securities had adjustable rates. Although adjustable-rate securities generally have a lower yield at the time of origination than fixed-rate securities, the interest rate risk associated with adjustable-rate securities is lower. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management." The following table sets forth certain information regarding State Savings' mortgage-backed securities at the dates indicated:

                                                  AT DECEMBER 31, 1997                  AT DECEMBER 31, 1996
                                    ------------------------------------------------   ----------------------
                                                  GROSS        GROSS                                 GROSS
                                    AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED    AMORTIZED   UNREALIZED
                                      COST        GAINS        LOSSES     FAIR VALUE     COST        GAINS
                                    ---------   ----------   ----------   ----------   ---------   ----------
                                                             (DOLLARS IN THOUSANDS)
Mortgage-backed and related
  securities held to maturity:
  FHLMC participation
    certificates..................  $     --      $   --      $    --      $     --    $     --      $   --
  FNMA participation
    certificates..................        --          --           --            --          --          --
  GNMA participation
    certificates..................        --          --           --            --          --          --
  CMOs............................     4,996          --         (134)        4,862       4,996          --
  Other mortgage-backed
    securities....................     6,166      $   66           --         6,232       7,487      $   82
                                    --------      ------      -------      --------    --------      ------
        Subtotal..................    11,162          66         (134)       11,094      12,483          82
Mortgage-backed and related
  securities available for sale:
  FHLMC participation
    certificates..................    22,740          56         (153)       22,643      29,090         135
  FNMA participation
    certificates..................    30,211         177         (112)       30,276      36,511          83
  GNMA participation
    certificates..................    67,164       3,057           --        70,221      47,378       2,330
  CMOs............................   214,226       1,060         (894)      214,392     171,036         620
  Other mortgage-backed
    securities....................    41,386          --           --        41,386      55,412          --
                                    --------      ------      -------      --------    --------      ------
        Subtotal..................   375,727       4,350       (1,159)      378,918     339,427       3,168
                                    --------      ------      -------      --------    --------      ------
    Total.........................  $386,889      $4,416      $(1,293)     $390,012    $351,910      $3,250
                                    ========      ======      =======      ========    ========      ======

                                     AT DECEMBER 31, 1996                   AT DECEMBER 31, 1995
                                    -----------------------   ------------------------------------------------
                                      GROSS                                 GROSS        GROSS
                                    UNREALIZED   ESTIMATED    AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                      LOSSES     FAIR VALUE     COST        GAINS        LOSSES     FAIR VALUE
                                    ----------   ----------   ---------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Mortgage-backed and related
  securities held to maturity:
  FHLMC participation
    certificates..................   $    --      $     --    $     --      $   --      $    --      $     --
  FNMA participation
    certificates..................        --            --          --          --           --            --
  GNMA participation
    certificates..................        --            --          --          --           --            --
  CMOs............................      (181)        4,815       4,996          --         (101)        4,895
  Other mortgage-backed
    securities....................        --         7,569       8,742      $  119           --         8,861
                                     -------      --------    --------      ------      -------      --------
        Subtotal..................      (181)       12,384      13,738         119         (101)       13,756
Mortgage-backed and related
  securities available for sale:
  FHLMC participation
    certificates..................      (735)       28,490      35,520         293          (88)       35,725
  FNMA participation
    certificates..................      (944)       35,650      43,605         459         (295)       43,769
  GNMA participation
    certificates..................        --        49,708     107,993       5,314           --       113,307
  CMOs............................    (2,742)      168,914     183,214       1,557       (1,292)      183,479
  Other mortgage-backed
    securities....................        --        55,412          --          --           --            --
                                     -------      --------    --------      ------      -------      --------
        Subtotal..................    (4,421)      338,174     370,332       7,623       (1,675)      376,280
                                     -------      --------    --------      ------      -------      --------
    Total.........................   $(4,602)     $350,558    $384,070      $7,742      $(1,776)     $390,036
                                     =======      ========    ========      ======      =======      ========

                                           AT DECEMBER 31, 1994                                AT DECEMBER 31, 1993
                             -------------------------------------------------   ------------------------------------------------
                                           GROSS        GROSS                                  GROSS        GROSS
                             AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED    AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                               COST        GAINS        LOSSES      FAIR VALUE     COST        GAINS        LOSSES     FAIR VALUE
                             ---------   ----------   ----------    ----------   ---------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
Mortgage-backed and related
  securities held to
  maturity:
  FHLMC participation
    certificates...........  $ 14,925      $   69      $   (193)     $ 14,801    $ 84,308      $1,069      $  (250)     $ 85,127
  FNMA participation
    certificates...........    24,469          66          (549)       23,986      71,490       1,303         (175)       72,618
  GNMA participation
    certificates...........   120,133       1,354        (3,448)      118,039      73,372       5,218                     78,590
  CMOs.....................   193,302         116       (11,790)      181,628     157,315         907         (124)      158,098
  Other mortgage-backed
    securities.............     9,748         134                       9,882      12,728         175                     12,903
                             --------      ------      --------      --------    --------      ------      -------      --------
        Subtotal...........   362,577       1,739       (15,980)      348,336     399,213       8,672         (549)      407,336
Mortgage-backed and related
  securities available for
  sale:
  FHLMC participation
    certificates...........    27,173          --        (2,935)       24,238          --          --           --            --
  FNMA participation
    certificates...........    27,217          --        (3,210)       24,007          --          --           --            --
  GNMA participation
    certificates...........        --          --            --            --          --          --           --            --
  CMOs.....................     3,908          --           (58)        3,850          --          --           --            --
  Other mortgage-backed
    securities.............        --          --            --            --          --          --           --            --
                             --------      ------      --------      --------    --------      ------      -------      --------
        Subtotal...........    58,298           0        (6,203)       52,095           0           0            0             0
                             --------      ------      --------      --------    --------      ------      -------      --------
    Total..................  $420,875      $1,739      $(22,183)     $400,431    $399,213      $8,672      $  (549)     $407,336
                             ========      ======      ========      ========    ========      ======      =======      ========

     The combined amortized cost of mortgage-backed and related securities designated as held to maturity or available for sale at December 31, 1997 and 1996, by contractual terms to maturity are shown below. Actual maturities will differ from contractual maturities because borrowers generally may prepay obligations without prepayment penalties. Also, the timing of cash flows will be affected by management's intent to sell securities designated as available for sale under certain economic conditions.

                                                              AMORTIZED COST AT
                                                              DECEMBER 31, 1997
                                                              -----------------
                                                               (IN THOUSANDS)
Due within one year.........................................      $    966
Due after one through three years...........................        35,184
Due after three through five years..........................         1,078
Due after five through ten years............................        22,621
Due after ten through twenty years..........................        73,433
Due after twenty years......................................       253,607
                                                                  --------
Total:......................................................      $386,889
                                                                  ========

     LOAN SOLICITATION AND PROCESSING. Loan originations are developed from a number of sources, including commissioned loan originators, calls to local realtors, loan brokers, continuing business with depositors, other borrowers and real estate developers, solicitations by the officers and lending staff of State Savings and walk-in customers.

     Loan applications for permanent mortgage loans are taken by loan personnel. State Savings generally obtains a credit report, verification of employment and other documentation concerning the credit worthiness of the borrower. Each appraisal of the fair market value of the real estate which will be used as security for the loan is generally prepared by an independent fee appraiser approved by the Boards of Directors of State Savings. An environmental study is conducted only if the appraiser or management has reason to believe that an environmental problem may exist.

     For multifamily and nonresidential mortgage loans, a personal guarantee is generally required, unless other underwriting considerations merit otherwise. State Savings also obtains information with respect to prior projects completed by the borrower. Upon the completion of the appraisal and the receipt of information on the borrower, the application for a loan is submitted either to a Loan Committee or its designees or the Boards of Directors of State Savings for approval or denial.

     If a mortgage loan application is approved, a title insurance policy or title report is obtained on the real estate which will secure the mortgage loan. Borrowers are required to carry fire and casualty insurance and flood insurance, if applicable, and to name the State Savings affiliate institution as loss payee.

     The procedure for approval of construction loans is the same as for permanent mortgage loans, except that the building plans, construction specifications and estimates of construction costs are analyzed. State Savings also evaluates the feasibility of the proposed construction project and the experience and record of the builder.

     Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan and the value of the collateral, if any.

     Small business loans are underwritten on the basis of the borrower's historic income and expenses, projections of future cash flows, ability to repay the loan and credit history, as well as on the value of the collateral, if any.

     Most State Savings loans carry provisions that the entire balance of the loan is due upon sale of the property securing the loan.

     LOAN ORIGINATIONS, PURCHASES AND SALES. State Savings has been actively originating new 30-year, 20-year and 15-year fixed-rate and adjustable-rate loans. Virtually all residential fixed-rate loans made by State Savings (excluding second mortgages) are originated on documentation that will permit a possible sale of such loans to the FNMA, FHLMC or other secondary mortgage market participants. When mortgage loans are sold to FNMA, FHLMC or other secondary mortgage market participants, State Savings either retains the servicing on such loans by collecting monthly payments of principal and interest and forwarding such payments to the investor or other secondary mortgage market participants, net of a servicing fee, or sells both the loan and its servicing into the secondary market. Fixed-rate loans not sold in the secondary market and generally all of the ARMs originated by State Savings are held in State Savings' portfolio.

     Management sold $273 million of whole loans during 1997, as compared to sales of $333 million of whole loans in 1996. Management believes secondary market activities will increase if interest rates decline.

     From time to time, State Savings sells participation interests in mortgage loans originated by State Savings or purchases participation interests in loans originated by other lenders. During the fiscal years ended December 31, 1997, 1996 and 1995, State Savings sold participations in loans totaling $3.3 million, $.7 million and $2.6 million, respectively. State Savings held whole loans as well as participation interests in loans originated by other lenders of approximately $22.0 million at December 31, 1997; $24.6 million at December 31, 1996; and $27.4 million at December 31, 1995. Loans in which State Savings purchases participation interests must meet or exceed the underwriting standards for the loans which State Savings originates.

     The following table sets forth certain information in respect of loan originations, participations and sales:

                                                       YEAR ENDED DECEMBER 31
                                  -----------------------------------------------------------------
                                         1997                   1996                   1995
                                  -------------------    -------------------    -------------------
LOANS ORIGINATED:                   AMOUNT       %         AMOUNT       %         AMOUNT       %
-----------------                 ----------   ------    ----------   ------    ----------   ------
                                                       (DOLLARS IN THOUSANDS)
  Real estate -- one- to
     four-family................  $  705,733    57.25%   $  644,001    57.18%   $  685,442    62.23%
  Real estate -- multifamily and
     other......................      36,550     2.97        47,930     4.25        53,046     4.82
  Real estate -- construction...     372,236    30.19       338,303    30.04       298,485    27.10
  Consumer......................      92,271     7.48        71,894     6.38        42,972     3.90
  Business......................      26,021     2.11        24,198     2.15        21,471     1.95
                                  ----------   ------    ----------   ------    ----------   ------
          Total loans
            originated..........  $1,232,811   100.00%   $1,126,326   100.00%   $1,101,416   100.00%
                                  ----------   ======    ----------   ======    ----------   ======

Loans and mortgage-backed
  securities purchased:
  Loans.........................       9,445                      0                 18,463
  Mortgage-backed securities....     131,482                173,744                222,426
                                  ----------             ----------             ----------
          Total purchases.......     140,927                173,744                240,889
                                  ----------             ----------             ----------
Loans and mortgage-backed
  securities sold:
  Loans.........................    (273,038)              (332,867)              (357,971)
  Participations................      (3,300)                  (700)                (2,600)
  Mortgage-backed securities....     (35,822)              (144,993)              (211,067)
                                  ----------             ----------             ----------
          Total sales...........    (312,160)              (478,560)              (571,638)
                                  ----------             ----------             ----------
Principal Repayments:
  Loans.........................    (712,087)              (606,111)              (400,720)
  Mortgage-backed securities....     (60,681)               (60,911)               (48,164)
                                  ----------             ----------             ----------
          Total repayments......    (772,768)              (667,022)              (448,884)
Increase (decrease) in other
  items, net....................     (17,634)                (6,594)                11,089
                                  ----------             ----------             ----------
Net increase (decrease).........  $  271,176             $  147,894             $  332,872
                                  ==========             ==========             ==========

     FEDERAL LENDING LIMIT. OTS and FDIC regulations impose a lending limit on the aggregate amount that a savings association can lend to one borrower to an amount equal to 15% of the association's total capital for risk-based capital purposes plus any loan reserves not already included in total capital (the "Lending Limit Capital"). A savings association may lend to one borrower an additional amount not to exceed 10% of the association's Lending Limit Capital, if the additional amount is fully secured by certain forms of "readily marketable collateral." Real estate is not considered "readily marketable collateral." In applying this limit, the regulations require that loans to certain related or affiliated borrowers be aggregated.

     Based on the 15% limit, each insured institution was subject to the following lending limits as of December 31, 1997.

                  SSB........................... $25.4 million
                  Century....................... $ 3.0 million
                  FSB........................... $ 5.2 million

None of SSB, Century or FSB had outstanding loans in excess of such limits at December 31, 1997.

     LOAN ORIGINATION AND OTHER FEES. State Savings realizes loan origination fee and other fee income from its lending activities and also realizes income from late payment charges, default interest, application fees, and fees for other miscellaneous services.

     Loan origination fees and other fees are a volatile source of income, varying with the volume of lending, loan repayments and general economic conditions. All nonrefundable loan origination fees and certain direct loan origination costs are deferred and recognized in accordance with SFAS No. 91 as an adjustment to yield over the life of the related loan.

     DELINQUENT LOANS, NONPERFORMING ASSETS AND CLASSIFIED ASSETS. When a borrower fails to make a required payment on a loan, State Savings attempts to cause the deficiency to be cured by contacting the borrower. In most cases, deficiencies are cured promptly.

     State Savings attempts to minimize loan delinquencies through the assessment of late charges and interest rate increases and adherence to its established collection procedures. After a mortgage loan payment is 15 days delinquent, a late charge of 5% of the amount of the payment is usually assessed, and State Savings will contact the borrower by mail or phone to request payment. In certain limited instances, State Savings may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs. If the loan continues in a delinquent status for 90 days or more, State Savings generally will initiate foreclosure proceedings. If a loan is delinquent for 30 days, the rate of interest is generally increased by 3% per annum until the delinquency is cured unless the loan is sold in the secondary market.

     Real estate acquired by State Savings as a result of foreclosure or by deed in lieu of foreclosure is classified as "real estate owned" until it is sold. When property is so acquired, it is recorded at the lower of the loan's unpaid principal balance or fair value at the date of foreclosure less estimated selling expenses. Periodically, real estate owned is reviewed to ensure that fair value less estimated costs to sell is not less than carrying value, and any allowance resulting therefrom is charged to earnings as a provision for losses on real estate acquired through foreclosure. Costs to develop or improve real estate are capitalized; costs of holding real estate are expensed.

     The following table reflects the amount of loans in delinquent status as of December 31, 1997:

                                          30-59 DAYS             60-89 DAYS           90 DAYS OR MORE
                                       -----------------   -----------------------   -----------------
                                       NUMBER    AMOUNT     NUMBER        AMOUNT     NUMBER    AMOUNT
                                       ------    -------   ---------    ----------   ------    -------
                                                           (DOLLARS IN THOUSANDS)
One- to four-family real estate......   525      $29,505      132        $ 7,361      241      $16,087
Multifamily and other real estate....    32        8,811       12         10,839       16        2,801
Construction.........................    37        9,795        8          1,770       15        3,152
Consumer.............................   364        2,597      199            929      258        1,441
Business.............................    41        3,083       27            903       36          945
                                        ---      -------      ---        -------      ---      -------
          Total......................   999      $53,791      378        $21,802      566      $24,426
                                        ===      =======      ===        =======      ===      =======
Percentage of total to total loans...               2.37%                    .96%                 1.08%
                                                 =======                 =======               =======

     All delinquent loans are reviewed on a regular basis and are placed on nonaccrual status when the loans are 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. The amount of interest which would have been earned on non-accruing loans, had such loans been current, for the year ended December 31, 1997, was approximately $2 million. State Savings received interest income of approximately $105,000 with respect to such loans during the year ended December 31, 1997.

                                                               DECEMBER 31
                                           ---------------------------------------------------
                                            1997       1996       1995       1994       1993
                                           -------    -------    -------    -------    -------
                                                         (DOLLARS IN THOUSANDS)
Loans accounted for on a nonaccrual
  basis(1)
  One- to four-family real estate........  $16,087    $13,282    $12,165    $ 6,247    $ 6,637
  Multi family and other real estate.....    2,801      6,338(4)   5,226      1,847      1,502
  Construction...........................    3,152      9,324(3)   2,354      4,789      6,716
  Consumer...............................    1,441        949        515        175        126
  Business...............................      945        909      1,276        178        576
                                           -------    -------    -------    -------    -------
Total nonaccrual loans...................  $24,426    $30,802    $21,536    $13,236    $15,557
                                           -------    -------    -------    -------    -------
Other nonperforming assets (2)...........    3,425      4,344      5,938      6,087      7,947
                                           -------    -------    -------    -------    -------
Total nonperforming assets...............  $27,851    $35,146    $27,474    $19,323    $23,504
                                           =======    =======    =======    =======    =======
Total nonaccrual loans as a percentage of
  total loans............................     1.08%      1.51%      1.17%       .88%      1.29%
                                           =======    =======    =======    =======    =======
Total nonperforming assets as a
  percentage of loans plus REO...........     1.23%      1.72%      1.49%      1.28%      1.94%
                                           =======    =======    =======    =======    =======

---------------
(1) Nonaccrual loans include loans 90 days or more past due or loans 90 days or more past maturity that may be current on interest payments and loans that meet nonaccrual criteria as established by FASB and/or regulatory authorities. Payments received are either applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the collectibility of the loan.

(2) Consists of real estate acquired through foreclosure which is carried at the lower of cost or fair value less estimated selling expenses.

(3) The increase in 1996 primarily consists of a multi family affordable housing loan for $3.2 million and a $1.8 million multi family affordable housing loan which was past maturity, but current on payments. The amount outstanding on the $3.2 million credit has been reduced to $2 million, of which $1.6 million was performing at December 31, 1997. The $1.8 million credit is now performing and has a balance of $845,000 at December 31, 1997.

(4) Increase in 1996 is due to a $1.2 million hotel loan which was past maturity, but current on payments. The loan is now performing and the maturity date has been extended.

     At December 31, 1997, State Savings had eight restructured loans with a net balance of $1.6 million.

     Regulations of the OTS, the FDIC and the Division require that each institution classify its own assets on a regular basis. Problem assets are classified as "substandard," "doubtful" or "loss." "Substandard" assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the same weaknesses as "substandard" assets, with the additional characteristics that (1) the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and (2) there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. The regulations also contain a "special mention" category, consisting of assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but which possess credit deficiencies or potential weaknesses deserving management's close attention.

     Generally, State Savings classifies as "substandard" all loans that are delinquent more than 90 days, real estate owned ("REO"), loans to facilitate workouts and the sale of REO and other loans where the credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms.

     The aggregate amount of State Savings' classified assets at December 31, 1997, was as follows:

                                                AT DECEMBER 31,
                                                     1997
                                                ---------------
                                                (IN THOUSANDS)
Special mention...............................      $36,055
Substandard...................................       40,456
Doubtful......................................           --
Loss..........................................           --
                                                    -------
Total classified assets.......................      $76,511
                                                    =======

     Federal examiners are authorized to classify an association's assets. If an association does not agree with an examiner's classification of an asset, it may appeal this determination to the Regional Director of the OTS or FDIC as appropriate. State Savings had no disagreements with the examiners regarding the classification of assets at the time of the last examination.

     OTS and FDIC regulations require that State Savings establish prudent general allowances for loan losses. If an asset, or portion thereof, is classified as loss, the association must either establish specific allowances for losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount.

     ALLOWANCE FOR LOAN LOSSES. The Boards of Directors of SSB, Century and FSB review on a quarterly basis the allowances for loan losses as they relate to a number of relevant factors, including, but not limited to, trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending areas, past loss experience, possible losses arising from specific problem assets and loan concentrations by collateral type and to single borrowers. To a lesser extent, management considers loan underwriting, off balance sheet items, loan renewals and modifications and management expertise and collection practices. While the Boards of Directors and management believe that they use the best information available to determine the allowances for loan losses, unforeseen market conditions could result in adjustments, and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. At December 31, 1997, State Savings' allowance for loan losses totaled $34.5 million.

     The following table sets forth an analysis of the allowance for loan losses of State Savings for the periods indicated:

                                                 YEAR ENDED DECEMBER 31
                                   ---------------------------------------------------
                                    1997       1996       1995       1994       1993
                                   -------    -------    -------    -------    -------
                                                 (DOLLARS IN THOUSANDS)
Balance at beginning of period...  $29,702    $30,416    $30,309    $28,415    $22,684
Charge-offs:
  One- to four-family real
     estate......................     (235)       (89)      (175)      (130)      (271)
  Multifamily and other real
     estate......................   (2,966)      (697)    (2,343)      (968)    (5,033)
  Construction...................       --       (147)       (69)        --        (44)
  Consumer.......................     (811)      (641)      (533)      (658)      (667)
  Business.......................     (129)      (815)      (313)      (403)       (61)
                                   -------    -------    -------    -------    -------
          Total..................   (4,141)    (2,389)    (3,433)    (2,159)    (6,076)
Total recoveries.................    2,323        157      2,218      1,803      2,712
                                   -------    -------    -------    -------    -------
Net charge-offs..................   (1,818)    (2,232)    (1,215)      (356)    (3,364)
Provision for loan losses........    6,603      1,518      1,322      2,250      9,095
                                   -------    -------    -------    -------    -------
Balance at end of period.........  $34,487    $29,702    $30,416    $30,309    $28,415
                                   =======    =======    =======    =======    =======
Ratio of net charge-offs to
  average loans outstanding......     0.09%      0.13%      0.08%       .03%       .30%
                                   =======    =======    =======    =======    =======
Allowance for loan losses to
  total loans....................     1.52%      1.46%      1.66%      2.02%      2.36%
                                   =======    =======    =======    =======    =======

     The following table provides an allocation of the allowance for possible loan losses of State Savings as of each of the following dates:

                                                                DECEMBER 31
                             ----------------------------------------------------------------------------------
                                      1997                     1996                     1995             1994
                             ----------------------   ----------------------   ----------------------   -------
                                        ALLOWANCE                ALLOWANCE                ALLOWANCE
                                         AS % OF                  AS % OF                  AS % OF
                             AMOUNT    LOAN BALANCE   AMOUNT    LOAN BALANCE   AMOUNT    LOAN BALANCE   AMOUNT
                             -------   ------------   -------   ------------   -------   ------------   -------
                                                           (DOLLARS IN THOUSANDS)
Specific Allowances:
  All real estate..........  $ 2,557       0.12%      $ 3,956       0.21%      $ 4,008       0.24%      $ 4,531
  Consumer.................       77       0.04%           --       0.00%            5       0.01%           12
  Business.................       51       0.16%           43       0.14%          740       2.36%          543
                             -------       ----       -------       ----       -------       ----       -------
        Total specific.....    2,685       0.12%        3,999       0.20%        4,753       0.26%        5,086
General Allowances:
  All real estate..........   29,671       1.45%       23,831       1.28%       24,527       1.44%       24,153
  Consumer.................    1,664       0.89%        1,582       1.09%        1,136       1.14%        1,070
  Business.................      467       1.45%          290       0.94%           --       0.00%           --
                             -------       ----       -------       ----       -------       ----       -------
        Total General......   31,802       1.40%       25,703       1.26%       25,663       1.40%       25,223
                             -------       ----       -------       ----       -------       ----       -------
Total Available
  Allowances...............  $34,487       1.52%      $29,702       1.46%      $30,416       1.66%      $30,309
                             =======       ====       =======       ====       =======       ====       =======

                                          DECEMBER 31
                             -------------------------------------
                                 1994                1993
                             ------------   ----------------------
                              ALLOWANCE                ALLOWANCE
                               AS % OF                  AS % OF
                             LOAN BALANCE   AMOUNT    LOAN BALANCE
                             ------------   -------   ------------
                                    (DOLLARS IN THOUSANDS)
Specific Allowances:
  All real estate..........      0.32%      $ 3,993       0.36%
  Consumer.................      0.01%            3       0.00%
  Business.................      3.75%          158       0.94%
                                 ----       -------       ----
        Total specific.....      0.34%        4,154       0.35%
General Allowances:
  All real estate..........      1.72%       23,304       2.10%
  Consumer.................      1.31%          957       1.26%
  Business.................      0.00%           --       0.00%
                                 ----       -------       ----
        Total General......      1.68%       24,261       2.01%
                                 ----       -------       ----
Total Available
  Allowances...............      2.02%      $28,415       2.36%
                                 ====       =======       ====

INVESTMENT ACTIVITIES

     FDIC and OTS regulations require that SSB, Century and FSB maintain a minimum amount of liquid assets. Such assets may be invested in U.S. Treasury obligations, securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. State Savings is also permitted to make investments in certain commercial paper, corporate debt securities rated in one of the four highest rating categories by one or more nationally recognized statistical rating organizations, and mutual funds, as well as other investments permitted by federal regulations. In recent periods, State Savings has maintained liquid assets on a monthly average basis at a ratio between 22.4% and 27.2% of total assets. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF STATE
SAVINGS -- Liquidity and Market Risk."

     The following table presents the amortized cost and fair values of the investment securities of State Savings, including securities designated as available for sale, at the dates indicated:

                                        AT DECEMBER 31, 1997                              AT DECEMBER 31, 1996
                           -----------------------------------------------   -----------------------------------------------
                                         GROSS        GROSS      ESTIMATED                 GROSS        GROSS      ESTIMATED
                           AMORTIZED   UNREALIZED   UNREALIZED     FAIR      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                             COST        GAINS        LOSSES       VALUE       COST        GAINS        LOSSES       VALUE
                           ---------   ----------   ----------   ---------   ---------   ----------   ----------   ---------
                                                                (DOLLARS IN THOUSANDS)
Held to maturity
  Municipals and other
    investments..........   $   195          --          --       $   195     $   200          --          --       $   200
Available for Sale
  U.S. Government and
    governmental agency
    obligations (incl.
    SBA's)...............    66,100      $  228        $(37)       66,291      53,002      $   59        $(26)       53,035
  FHLMC common stock.....       132       5,511          --         5,643         156       4,242          --         4,398
                            -------      ------        ----       -------     -------      ------        ----       -------
    Total................    66,232       5,739         (37)       71,934      53,158       4,301         (26)       57,433
                            -------      ------        ----       -------     -------      ------        ----       -------
Total....................   $66,427      $5,739        ($37)      $72,129     $53,358      $4,301        ($26)      $57,633
                            =======      ======        ====       =======     =======      ======        ====       =======

                                        AT DECEMBER 31, 1995
                           -----------------------------------------------
                                         GROSS        GROSS      ESTIMATED
                           AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                             COST        GAINS        LOSSES       VALUE
                           ---------   ----------   ----------   ---------
                                       (DOLLARS IN THOUSANDS)
Held to maturity
  Municipals and other
    investments..........  $    250                     --       $    250
Available for Sale
  U.S. Government and
    governmental agency
    obligations (incl.
    SBA's)...............   104,342      $  496         --        104,838
  FHLMC common stock.....       160       3,259         --          3,419
                           --------      ------         --       --------
    Total................   104,502       3,755         --        108,257
                           --------      ------         --       --------
Total....................  $104,752      $3,755         --       $108,507
                           ========      ======         ==       ========

     The following table presents the contractual maturities or terms to repricing of U.S. Government and agency obligations and municipal bonds at amortized cost and the weighted-average yields at December 31, 1997. At December 31, 1997, State Savings owned no investment securities with maturities of more than ten years.

                                                     AT DECEMBER 31, 1997
                               -----------------------------------------------------------------
                                 MATURING WITHIN     MATURING WITHIN ONE   MATURING WITHIN FIVE
                                    ONE YEAR            TO FIVE YEARS          TO TEN YEARS               TOTAL
                               -------------------   -------------------   ---------------------   -------------------
                               AMORTIZED   AVERAGE   AMORTIZED   AVERAGE   AMORTIZED    AVERAGE    AMORTIZED   AVERAGE
                                 COST       YIELD      COST       YIELD       COST       YIELD       COST       COST
                               ---------   -------   ---------   -------   ----------   --------   ---------   -------
                                                               (DOLLARS IN THOUSANDS)
Held to Maturity.............   $   195     6.40%          --        --          --         --      $   195     6.40%
Available for Sale...........    26,786     6.57      $34,208      6.45%     $5,106       6.51%      66,100     6.50
                                -------     ----      -------     -----      ------      -----      -------     ----
Total:.......................   $26,981     6.57%     $34,208      6.45%     $5,106       6.51%     $66,295     6.50%
                                =======     ====      =======     =====      ======      =====      =======     ====

DEPOSITS AND BORROWINGS

     GENERAL. Deposits have traditionally been the primary source of State Savings' funds for use in lending and other investment activities. In addition to deposits, State Savings derives funds from interest payments and principal repayments on loans and mortgage-backed securities, advances from the FHLB, reverse repurchase agreements, income on earning assets, service charges and gains on the sale of assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to general interest rates and money market conditions. FHLB advances and reverse repurchase agreements are used on a short-term basis to compensate for reductions in the availability of funds from other sources. FHLB advances are also used on a longer term basis for general business purposes.

     DEPOSITS. Historically, deposits have been attracted principally from within State Savings' primary market areas through the offering of a broad selection of deposit instruments, including negotiable order of withdrawal ("NOW") accounts, regular passbook savings accounts, term certificate accounts and individual retirement accounts.

     Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by management of State Savings based on State Savings' liquidity requirements, growth goals and interest rates paid by competitors. In a rising interest rate environment, State Savings attempts to manage its interest rate risk by lengthening the term to maturity or repricing of more of its deposit liabilities.

     At December 31, 1997, State Savings' certificates of deposit totaled $1.3 billion, or 57.5% of total deposits. Of such amount, approximately $847.5 million in certificates of deposit mature within one year. Based on past experience and State Savings' prevailing pricing strategies, management believes that a substantial percentage of such certificates will renew with State Savings at maturity. If there is a significant deviation from historical experience, State Savings can use borrowings from the FHLB as an alternative to this source of funds. The following table sets forth the dollar amount of deposits in the various types of savings programs offered by State Savings at the dates indicated.

                                                                  DECEMBER 31,
                        ------------------------------------------------------------------------------------------------
                                     1997                             1996                             1995
                        ------------------------------   ------------------------------   ------------------------------
                        AVERAGE                          AVERAGE                          AVERAGE
DESCRIPTION              RATE       AMOUNT     PERCENT    RATE       AMOUNT     PERCENT    RATE       AMOUNT     PERCENT
-----------             -------   ----------   -------   -------   ----------   -------   -------   ----------   -------
                                                             (DOLLARS IN THOUSANDS)
Passbook/Statement....   3.08%    $  153,506      6.6%    3.11%    $  185,562      8.8%    3.26%    $  213,564     10.9%
NOW and Demand........   1.20        220,816      9.5     1.24        189,283      9.0     1.38        160,591      8.2
Market Access.........   4.82        614,753     26.4     4.70        537,470     25.6     4.66        485,047     24.8
                         ----     ----------    -----     ----     ----------    -----     ----     ----------    -----
                         3.74        989,075     42.5     3.66        912,315     43.4     3.70        859,202     43.9
                         ----     ----------    -----     ----     ----------    -----     ----     ----------    -----
Certificates of
  Deposit
1 year or less........   5.62        429,115     18.4     5.34        366,056     17.4     5.65        353,762     18.1
1 to 3 1/2............   5.98        495,102     21.2     5.97        449,464     21.3     6.18        444,373     22.7
4 or more years.......   6.24        144,188      6.2     6.42        127,825      6.1     6.38        119,595      6.1
Negotiated............   5.18         38,919      1.6     4.36         26,768      1.3     4.54         17,930      0.9
IRA (1-10 years)......   6.25        236,519     10.1     6.19        220,245     10.5     6.56        161,082      8.3
                         ----     ----------    -----     ----     ----------    -----     ----     ----------    -----
                         5.92      1,343,843     57.5     5.83      1,190,358     56.6     6.06      1,096,742     56.1
                         ----     ----------    -----     ----     ----------    -----     ----     ----------    -----
                         5.00%    $2,332,918    100.0%    4.89%    $2,102,673    100.0%    5.02%    $1,955,944    100.0%
                         ====     ==========    =====     ====     ==========    =====     ====     ==========    =====

     The following table sets forth rate and maturity information for State Savings' certificates of deposit as of December 31, 1997.

                                                     AS OF
                                                  DECEMBER 31,
                                                      1997
                                                 --------------
                                                 (IN THOUSANDS)
Less than 1 year...............................    $  847,536
1 to 2 years...................................       249,372
2 to 3 years...................................       138,955
3 to 4 years...................................        41,092
4 to 5 years...................................        47,377
Thereafter.....................................        19,511
                                                   ----------
                                                   $1,343,843
                                                   ==========

     The following table presents the amount of State Savings' time deposits of $100,000 or more, by the time remaining until maturity at December 31, 1997:

                                                AT DECEMBER 31,
MATURITY                                             1997
--------                                        ---------------
                                                (IN THOUSANDS)
Three months or less..........................     $ 50,714
Over 3 months to 6 months.....................       39,734
Over 6 months to 12 months....................       57,020
Over 12 months................................       73,070
                                                   --------
Total.........................................     $220,538
                                                   ========

     BORROWINGS. At December 31, 1997, State Savings' only borrowings were FHLB advances. The following table sets forth the maximum amount of State Savings' FHLB advances outstanding at any month end, during the periods shown, and the average aggregate balances of FHLB advances for such periods.

                                                                  DURING THE YEAR ENDING
                                                                       DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Maximum amount of FHLB advances............................  $246,762    $248,903    $249,557
Average amount of FHLB advances outstanding during
  period...................................................   200,169     216,368     228,957
Weighted average interest cost of FHLB advances during
  period based on month-end balances.......................     6.14%       6.44%       6.31%

     The following table sets forth certain information as to State Savings' FHLB advances at the dates indicated:

                                                     AT DECEMBER 31,
                                             --------------------------------
                                               1997        1996        1995
                                             --------    --------    --------
                                                      (IN THOUSANDS)
FHLB advances..............................  $146,821    $199,732    $249,557

ASSET/LIABILITY MANAGEMENT

     State Savings' earnings depend primarily upon its net interest income, which is the difference between its interest income on its interest-earning assets, such as mortgage loans, investment securities and mortgage-backed and related securities, and its interest expense paid on its interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences of interest-earning assets and interest-bearing liabilities, earnings will be affected differently under various interest rate scenarios. State Savings has sought to limit these net earnings fluctuations and manage interest rate risk by originating adjustable-rate loans and purchasing relatively short-term and variable-rate investments and securities.

     The following table sets forth certain information relating to State Saving's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include non-accruing loans in the loan portfolio, net of the allowance for loan losses, deferred loan fees, loan discounts and loans in process. Management does not believe that the use of month-end balances instead of daily balances has caused any material differences in the information presented.

                                                                   YEAR ENDED DECEMBER 31
                             ---------------------------------------------------------------------------------------------------
                                          1997                              1996                              1995
                             -------------------------------   -------------------------------   -------------------------------
                               AVERAGE     INTEREST              AVERAGE     INTEREST              AVERAGE     INTEREST
                             OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/
                               BALANCE       PAID      RATE      BALANCE       PAID      RATE      BALANCE       PAID      RATE
                             -----------   --------   ------   -----------   --------   ------   -----------   --------   ------
                                                                   (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable.........  $1,989,257    $176,227    8.86%   $1,785,257    $156,196    8.75%   $1,551,145    $135,552    8.74%
  Available for sale
    securities.............     430,437      28,695    6.67       459,763      31,580    6.87       119,885       8,161    6.81
  Held to maturity
    securities.............     158,624       9,984    6.29       127,200       9,747    7.66       529,382      35,976    6.80
  Other....................      17,303       1,213    7.01        15,969       1,105    6.92        13,427         872    6.49
                             ----------    --------   -----    ----------    --------   -----    ----------    --------   -----
Total interest-earning
  assets...................  $2,595,621    $216,119    8.33%   $2,388,189    $198,628    8.32%   $2,213,839    $180,561    8.16%
                             ==========    ========   =====    ==========    ========   =====    ==========    ========   =====

                                                                      (continued
on next page)

                                                            YEAR ENDED DECEMBER 31 - (CONTINUED)
                             ---------------------------------------------------------------------------------------------------
                                          1997                              1996                              1995
                             -------------------------------   -------------------------------   -------------------------------
                               AVERAGE     INTEREST              AVERAGE     INTEREST              AVERAGE     INTEREST
                             OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/
                               BALANCE       PAID      RATE      BALANCE       PAID      RATE      BALANCE       PAID      RATE
                             -----------   --------   ------   -----------   --------   ------   -----------   --------   ------
                                                            (DOLLARS IN THOUSANDS) -- (CONTINUED)
Interest-bearing
  liabilities:
  Passbook/statement
    accounts...............  $  168,438    $  4,549    2.70%   $  200,546    $  5,306    2.65%   $  263,437    $  8,872    3.37%
  Demand deposit
    accounts...............      98,942          --      --        75,300          --      --        64,037          --      --
  NOW accounts.............      99,168       2,823    2.85        94,187       2,783    2.95        86,181       2,013    2.34
  Market access accounts...     575,667      27,735    4.82       519,664      24,060    4.63       342,685      16,125    4.71
  Certificates of
    deposit................   1,256,155      74,120    5.90     1,124,387      66,209    5.89     1,086,760      65,940    6.07
  FHLB advances............     200,169      12,281    6.14       216,368      13,926    6.44       228,957      14,440    6.31
  Other borrowings.........         740          43    5.81         1,129          67    5.93         2,735         116    4.24
                             ----------    --------   -----    ----------    --------   -----    ----------    --------   -----
Total interest-bearing
  liabilities..............  $2,399,279    $121,551    5.07%   $2,231,581    $112,351    5.03%   $2,074,792    $107,506    5.18%
                             ==========    ========   =====    ==========    ========   =====    ==========    ========   =====
  Net interest
    income/Interest rate
    spread.................                $ 94,568    3.26%                 $ 86,277    3.29%                 $ 73,055    2.98%
                                           ========   =====                  ========   =====                  ========   =====
  Net interest margin (net
    interest income as a
    percent of average
    interest-earning
    assets)................                            3.64%                             3.61%                             3.30%
                                                      =====                             =====                             =====
Interest-bearing
  liabilities to interest
  earning assets...........                           92.44%                            93.44%                            93.72%
                                                      =====                             =====                             =====

     The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected State Savings' interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, are shown in the column titled "Mix."

                                                     1997 COMPARED TO 1996                      1996 COMPARED TO 1995
                                             --------------------------------------   ------------------------------------------
                                             VOLUME    YIELD/RATE    MIX     TOTAL     VOLUME    YIELD/RATE     MIX      TOTAL
                                             -------   ----------   -----   -------   --------   ----------   -------   --------
                                                                               (IN THOUSANDS)
Increase (decrease) in interest income:
  Loans receivable.........................  $17,850    $ 1,964     $ 217   $20,031   $ 20,461    $   155     $    28   $ 20,644
  Available for sale securities............   (2,015)      (920)       50    (2,885)    23,146         72         201     23,419
  Held to maturity securities..............    2,407     (1,743)     (427)      237    (27,348)     4,553      (3,434)   (26,229)
  Other....................................       92         14         2       108        165         58          10        233
                                             -------    -------     -----   -------   --------    -------     -------   --------
  Total Interest Income Change.............   18,334       (685)     (158)   17,491     16,424      4,838      (3,195)    18,067
                                             -------    -------     -----   -------   --------    -------     -------   --------
Increase (decrease) in Interest Expense:
  Passbook/Statement accounts..............     (851)       100        (6)     (757)    (2,119)    (1,897)        450     (3,566)
  NOW accounts.............................      147        (94)      (13)       40        187        526          57        770
  Market access accounts...................    2,593        987        95     3,675      8,336       (274)       (127)     7,935
  Certificates of deposit..................    7,761        112        38     7,911      2,284     (1,956)        (59)       269
  FHLB advances............................   (1,043)      (649)       47    (1,645)      (794)       298         (18)      (514)
  Other borrowings.........................      (23)        (1)        0       (24)       (68)        46         (27)       (49)
                                             -------    -------     -----   -------   --------    -------     -------   --------
  Total interest expense change............    8,584        455       161     9,200      7,826     (3,257)        276      4,845
                                             -------    -------     -----   -------   --------    -------     -------   --------
  Increase (decrease) in net interest
    income.................................  $ 9,750    $(1,140)    $(319)  $ 8,291   $  8,598    $ 8,095     $(3,471)  $ 13,222
                                             =======    =======     =====   =======   ========    =======     =======   ========

     State Savings' interest rate spread is the principal determinant of income. The interest rate spread and, therefore, net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. The management and Boards of Directors of SSB, FSB and Century attempt to manage the exposure to interest rate risk in a manner to maintain the projected annual percentage change in net interest income and the projected change in the market value of portfolio equity (the "MVPE") within the limits established by the respective Boards of Directors, assuming a permanent and instantaneous parallel shift in interest rates.

     To monitor its interest rate risk, State Savings reviews reports produced by Bear Stearns & Co. Inc. from data provided by State Savings. These reports outline the projected change in MVPE and net interest income given various rate shock scenarios. Though not currently subject to any interest rate risk regulation of the FDIC, State Savings believes the interest rate risk analysis provided by Bear Stearns is a key element in developing an appropriate interest rate risk strategy for the institution.

     The MVPE should be viewed as the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The discounted cash flow model used by Bear Stearns attempts to quantify interest rate risk as the change in the MVPE which would result from an instantaneous and parallel 100, 200 and 300 basis point (100 basis points equals 1%) change in market interest rates.

     The following table shows the State Savings' estimated MVPE sensitivity profile as of December 31, 1997:

                                                              DECEMBER 31, 1997
                                                  ------------------------------------------
     RATE SHOCK        BOARD LIMIT % OF CHANGE       $ CHANGE IN MVPE       % CHANGE IN MVPE
     ----------        -----------------------    ----------------------    ----------------
                                                  (DOLLARS IN THOUSANDS)
+300.................          -40.00%                   $(68,199)               -25.13%
+200.................          -20.00                     (40,639)               -14.98
+100.................          -15.00                     (23,174)                -8.54
0
-100.................          -15.00                       4,001                  1.47
-200.................          -20.00                      12,665                  4.67
-300.................          -40.00                      29,642                 10.92

     As illustrated in the table, MVPE is more sensitive to rising rates than declining rates. Such differences in sensitivity occur principally because of a mismatch in repricing opportunities of the assets and liabilities. The adjustable-rate assets (loans) have reset dates in most cases that are one year or longer and are often indexed to a lagging indicator, whereas 42.5% of the liabilities (deposits) have the ability to be repriced immediately.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the MVPE approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

     In the event that interest rates rise, the net interest income of State Savings would be negatively impacted in year one; however, year two would show a marked improvement as the lagging assets began to reprice upwards.

     The following table sets forth at the dates indicated the weighted average yields on State Savings' interest-earning assets, the weighted average interest rates on interest-bearing liabilities, the interest rate spread and the net interest margin on the interest-earning assets.

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                              1997     1996     1995
                                                              -----    -----    -----
Weighted average yield on loan portfolio....................   9.01%    8.84%    9.08%
Weighted average yield on available for sale securities.....   6.85     6.63     6.54
Weighted average yield on held to maturity securities.......   7.10     6.66     6.35
Weighted average yield on other interest-earning assets.....   5.68     5.37     5.93
Weighted average yield on all interest-earning assets.......   8.45     8.28     8.45

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                              1997     1996     1995
                                                              -----    -----    -----
Weighted average interest rate paid on passbook/statement
  accounts..................................................   3.08%    3.11%    3.26%
Weighted average interest rate paid on NOW and demand
  accounts..................................................   1.20     1.24     1.38
Weighted average interest rate paid on Market Access
  accounts..................................................   4.82     4.70     4.66
Weighted average interest rate paid on certificate of
  deposit accounts..........................................   5.92     5.83     6.06
Weighted average interest rate paid on borrowings...........   6.23     6.18     6.35
Weighted average interest rate paid on all interest-bearing
  liabilities...............................................   5.04     4.99     5.20

Interest rate spread (spread between weighted average
  interest rate on all interest-earning assets and all
  interest-bearing liabilities).............................   3.41     3.29     3.25

Net interest margin.........................................   3.74     3.56     3.52

INTEREST RATE SWAPS, CAPS AND FLOORS

     State Savings uses interest rate floors, caps and, to a lesser extent, swaps to hedge its interest rate exposure. At December 31, 1997, State Savings had one swap outstanding with a notional amount of $10 million which requires the payment of interest at the prime rate less 255 basis points. State Savings receives interest on such swaps at a rate equal to the three-month London Interbank Banking Rate (the "LIBOR"). This swap matures in June 1998.

     To protect against interest rate declines on certain assets, State Savings has purchased interest rate floor positions. The interest rate floors have strikes based on the three-month LIBOR. If the LIBOR declines below the strike rate, State Savings receives the difference between the LIBOR and the strike price on the notional principal amount. As rates decline, the interest received on the floors serves to offset the decline in the interest received on hedged assets and the interest paid on long term deposits.

     Interest rate caps serve to hedge State Savings' variable rate deposits. The interest rate caps have strikes based on the three-month LIBOR. When the LIBOR increases above the strike rate, State Savings receives interest on the difference between the LIBOR and the strike rate on the notional principal amount. Deposit interest expense is reduced by the interest received on the interest rate caps.

     The following table summarizes State Savings interest rate caps and floors for the periods presented:

                                                                          WEIGHTED AVERAGE
                                                            UNREALIZED    -----------------
                                                NOTIONAL      GAINS       STRIKE     LIFE
                                                 AMOUNT      (LOSSES)      RATE     (YEARS)
                                                --------    ----------    ------    -------
                                                          (DOLLARS IN THOUSANDS)
December 31, 1997
  Interest Rate Floors Outstanding............  $ 45,000      $  21        4.50%      1.7
  Interest Rate Caps Outstanding..............    80,000       (368)       6.06       1.0

December 31, 1996
  Interest Rate Floors Outstanding............    45,000          2        4.28       1.5
  Interest Rate Caps Outstanding..............   105,000       (481)       6.05       1.7

     Counterparties to the above financial instruments expose State Savings to credit-related losses in the event of non-performance. However, State Savings deals only with primary dealers and does not anticipate nonperformance by the counterparty.

COMPETITION

     State Savings competes for deposits with other savings associations, commercial banks and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are terms, interest rates and convenience of office location. In making loans, State Savings competes with other savings associations, commercial banks, consumer finance companies, credit unions, leasing companies, mortgage brokers and other lenders. State Savings competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of services it provides to borrowers. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable.

SUBSIDIARY ACTIVITIES

     SSB, Century and FSB are the principal subsidiaries of State Savings. Together, SSB, Century and FSB contribute 90.9% and 97.4% of the consolidated assets and revenue, respectively, of State Savings. In addition to SSB, Century and FSB, State Savings also owns, directly or indirectly through intermediate subsidiaries, fourteen other subsidiaries. Such subsidiaries were formed and operated to serve the principal businesses of SSB, Century and FSB.

     The following table sets forth the name of each subsidiary, the state of incorporation and a description of its activities and/or holdings:

                  SUBSIDIARIES DIRECTLY OWNED BY STATE SAVINGS

                   NAME                      STATE               ACTIVITY/HOLDINGS
                   ----                      -----               -----------------
Calvin Hotel Corp.........................  Arizona    Manages and liquidates real estate
                                                       owned through foreclosure, real
                                                       estate development lending
Calvin Investments, Inc. .................  Ohio       Inactive
First Interstate Savings Company..........  Ohio       Inactive
Residential Properties, Inc. .............  Ohio       Owns partnership interests
Sawmill Quadrant Properties, Inc. ........  Ohio       Inactive
Sincuidados Development Co. ..............  Arizona    Land development
Sincuidados Realty Co. ...................  Arizona    Real estate sales
State Savings Mortgage Company ("SSMC")...  Ohio       Managing and liquidating real estate
                                                       owned through foreclosure and real
                                                       estate development lending

                 SUBSIDIARIES INDIRECTLY OWNED BY STATE SAVINGS

                                                100%
                NAME                    STATE   OWNER             ACTIVITY/HOLDINGS
                ----                    -----   -----             -----------------
American Home Foundation.............  Ohio     SSB    Owns Orange Road (Delaware County)
                                                       office buildings
Fidelity Calvin Corporation..........  Ohio     SSB    Managing and liquidating real estate
                                                       owned through foreclosure; partnership
                                                       interests
Homeowners Financial Services,
  Inc. ..............................  Ohio     SSB    Mortgage lending for credit unions (now
                                                       inactive)
State Savings Lease & Finance Co. ...  Ohio     SSB    Commercial leasing
Calvin Securities, Inc. .............  Arizona  FSB    Sale of annuities
Interstate Savings Company...........  Ohio     SSMC   Owns equity participation and limited
                                                       partnership interests in real estate

TAXATION

     FEDERAL TAXATION. State Savings and its subsidiaries are each subject to the federal tax laws and regulations which apply to corporations generally. In addition to the regular income tax, State Savings and its subsidiaries may be subject to the alternative minimum tax which is imposed at a minimum tax rate of 20% on "alternative minimum taxable income" (which is the sum of a corporation's regular taxable income, with certain adjustments, and tax preference items), less any available exemption. Such tax preference items include interest on certain tax-exempt bonds issued after August 7, 1986. In addition, 75% of the amount by which a corporation's "adjusted current earnings" exceeds its alternative minimum taxable income computed without regard to this preference item and prior to reduction by net operating losses, is included in alternative minimum taxable income. Net operating losses can offset no more than 90% of alternative minimum taxable income. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax. Payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. However, the Taxpayer Relief Act of 1997 repealed the alternative minimum tax for certain "small corporations" for tax years beginning after December 31, 1997. A corporation initially qualifies as a small corporation if it had average gross receipts of $5,000,000 or less for the three tax years ending with its first tax year beginning after December 31, 1996. Once a corporation is recognized as a small corporation, it will continue to be exempt from the alternative minimum tax for as long as its average gross receipts for the prior three-year period does not exceed $7,500,000. In determining if a corporation meets this requirement, the first year that it achieved small corporation status is not taken into consideration.

     State Savings' average gross receipts for the three most recent years of filed returns (through tax year ended November 30, 1996) is approximately $195 million and, as a result, State Savings does not qualify as a small corporation exempt from the alternative minimum tax.

     Prior to the enactment of the Small Business Jobs Protection Act (the "Act"), which was signed into law on August 21, 1996, certain thrift institutions, such as SSB, Century and FSB, were allowed deductions for bad debts under methods more favorable than those granted to other taxpayers. Qualified thrift institutions could compute deductions for bad debts using either the specific charge-off method of Section 166 of the Code or one of two reserve methods of Section 593 of the Code. The reserve methods under Section 593 of the Code permitted a thrift institution annually to elect to deduct bad debts under either (i) the "percentage of taxable income" method applicable only to thrift institutions, or (ii) the "experience" method that also was available to small banks. Under the "percentage of taxable income" method, a thrift institution generally was allowed a deduction for an addition to its bad debt reserve equal to 8% of its taxable income (determined without regard to this deduction and with additional adjustments). Under the "experience" method, a thrift institution was generally allowed a deduction for an addition to its bad debt reserve equal to the greater of (i) an amount based on its actual average experience for losses in the current and five preceding taxable years, or (ii) an amount necessary to restore the reserve to its balance as of the close of the base year. A thrift institution could elect annually to compute its allowable addition to bad debt reserves for qualifying loans either under the experience method or the percentage of taxable income method. For tax years 1995, 1994 and 1993, State Savings used the percentage of taxable income method and was subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year.

     The Act eliminated the percentage of taxable income method of accounting for bad debts by thrift institutions, effective for taxable years beginning after 1995. Thrift institutions that are treated as small banks are allowed to utilize the experience method applicable to such institutions, while thrift institutions that are treated as large banks are required to use only the specific charge off method.

     A thrift institution required to change its method of computing reserves for bad debt will treat such change as a change in the method of accounting, initiated by the taxpayer and having been made with the consent of the Secretary of the Treasury. Section 481(a) of the Code requires certain amounts to be recaptured with respect to such change. Generally, the amounts to be recaptured will be determined solely with respect to the "applicable excess reserves" of the taxpayer. The amount of the applicable excess reserves will be taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after 1995, subject to the residential loan requirement described below. In the case of a thrift institution that is treated as a large bank, the amount of the institution's applicable excess reserves generally is the excess of (i) the balances of its reserve for losses on qualifying real property loans (generally loans secured by improved real estate) and its reserve for losses on nonqualifying loans (all other types of loans) as of the close of its last taxable year beginning before January 1, 1996, over (ii) the balances of such reserves as of the close of its last taxable year beginning before January 1, 1988 (i.e., the "pre-1988 reserves").

     For taxable years that begin after December 31, 1995, and before January 1, 1998, if a thrift meets the residential loan requirement for a tax year, the recapture of the applicable excess reserves otherwise required to be taken into account as a Code Section 481(a) adjustment for the year will be suspended. A thrift meets the residential loan requirement if, for the tax year, the principal amount of residential loans made by the thrift during the year is not less than its base amount. The "base amount" generally is the average of the principal amounts of the residential loans made by the thrift during the six most recent tax years beginning before January 1, 1996. A residential loan is a loan as described in
Section 7701(a)(19)(C)(v) (generally a loan secured by residential or church property and certain mobile homes), but only to the extent that the loan is made to the owner of the property. State Savings has provided deferred taxes of approximately $4.4 million and will be permitted to amortize the recapture of the bad debt reserve over a six year period commencing in fiscal 1999.

     The balance of the pre-1988 reserves is subject to the provisions of
Section 593(e), as modified by the Act, which require recapture in the case of certain excessive distributions to shareholders. The pre-1988 reserves may not be utilized for payment of cash dividends or other distributions to a shareholder (including distributions in dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). Distribution of a cash dividend by a thrift institution to a shareholder is treated as made: first, out of the institution's post-1951 accumulated earnings and profits; second, out of the pre-1988 reserves; and third, out of such other accounts as may be proper. To the extent a distribution by SSB, Century or FSB to State Savings is deemed paid out of its pre-1988 reserves under these rules, the pre-1988 reserves would be reduced and the gross income of State Savings for tax purposes would be increased by the amount which, when reduced by the income tax, if any, attributable to the inclusion of such amount in its gross income, equals the amount deemed paid out of the pre-1988 reserves. As of December 31, 1997, the pre-1988 reserves of SSB, Century and FSB for tax purposes totaled approximately $44.2 million in the aggregate. No representation can be made as to whether SSB, Century and FSB will have current or accumulated earnings and profits in subsequent years.

     The tax returns of State Savings have been audited or closed without audit through the tax year ending November 30, 1993. In the opinion of management, any examination of open returns would not result in a deficiency which could have a material adverse effect on the financial condition of SSB, Century or FSB.

     OHIO TAXATION. State Savings is subject to the Ohio corporation franchise tax, which, as applied to State Savings, is a tax measured by both net earnings and net worth. The rate of tax is the greater of (i) 5.1% on the first $50,000 of computed Ohio taxable income and 8.9% of computed Ohio taxable income in excess of $50,000 or (ii) 0.582% times taxable net worth. For tax years beginning after December 31, 1998, the rate of tax is the greater of (i) 5.1% on the first $50,000 of computed Ohio taxable income and 8.5% of computed Ohio taxable income in excess of $50,000 or (ii) .400% times taxable net worth.

     A special litter tax is also applicable to all corporations, including State Savings, subject to the Ohio corporation franchise tax other than "financial institutions." If the franchise tax is paid on the net income basis, the litter tax is equal to .11% of the first $50,000 of computed Ohio taxable income and .22% of computed Ohio taxable income in excess of $50,000. If the franchise tax is paid on the net worth basis, the litter tax is equal to .014% times taxable net worth.

     SSB and Century are "financial institutions" for State of Ohio tax purposes. As such, they are subject to the Ohio corporate franchise tax on "financial institutions," which is imposed annually at a rate of 1.5% of book net worth as determined in accordance with generally accepted accounting principles. For tax year 1999, however, the franchise tax on financial institutions will be 1.4% of the book net worth and for tax year 2000 and years thereafter the tax will be 1.3% of the book net worth. As "financial institutions," SSB and Century are not subject to any tax based upon net income or net profits imposed by the State of Ohio.

     ARIZONA TAXATION. FSB is subject to Arizona corporate income tax. Such tax imposes a 9.3% tax rate on computed Arizona net taxable income annually. FSB files a consolidated tax return for Arizona purposes with State Savings Mortgage Company, Calvin Securities, Inc., and Interstate Savings Company.

PERSONNEL

     As of December 31, 1997 State Savings had 855.5 full-time equivalent employees. State Savings believes that relations with its employees are good. State Savings offers health, disability, life, dependent care benefits and qualified retirement program among other benefits. None of the employees of State Savings is represented by a collective bargaining unit.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information (the "Pro Forma Financial Information") is based on the historical financial statements of Fifth Third (as adjusted to reflect the 1998 Fifth Third Stock Split) and State Savings and has been prepared to illustrate the effects of the acquisitions described below and the related financing transactions.

     The unaudited pro forma balance sheets as of December 31, 1997 assumes the following transactions were consummated on December 31, 1997: (i) the Merger, accounted for as a pooling-of-interests, (ii) Fifth Third's acquisition of The Ohio Company, accounted for as a purchase, (iii) Fifth Third's acquisition of CitFed Bancorp, accounted for as a pooling-of-interests, and (iv) Fifth Third's issuance of additional shares of Fifth Third Common Stock.

     The unaudited pro forma consolidated statements of income for the years ended December 31, 1997, 1996 and 1995, give effect to each of the following transactions as if such transactions had been effective during the periods shown, except as noted: (i) the Merger, accounted for as pooling-of-interests
(ii) Fifth Third's acquisition of The Ohio Company, accounted for as a purchase as of January 1, 1997, (iii) Fifth Third's acquisition of CitFed Bancorp, accounted for as a pooling-of-interests, and (iv) Fifth Third's issuance of additional shares of Fifth Third Common Stock. For the year ended December 31, 1997, the unaudited pro forma consolidated statements of income reflect the results of operations for CitFed Bancorp for the nine month period ended December 31, 1997 because its fiscal year will not end until March 31, 1998.

     The unaudited Pro Forma Financial Information should be read in conjunction with Fifth Third's Consolidated Financial Statements and notes thereto incorporated by reference in this Proxy Statement/ Prospectus and State Savings' Consolidated Financial Statements and notes thereto included herein.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                       UNAUDITED PRO FORMA BALANCE SHEET

                            AS OF DECEMBER 31, 1997

                                    ($000'S)

                                                                                                   ADJUSTED
                                               FIFTH THIRD                                       FIFTH THIRD
                                                 BANCORP         THE OHIO          PURCHASE        BANCORP
                                                   AND          COMPANY AND       ACCOUNTING         AND          EQUITY
                                               SUBSIDIARIES   SUBSIDIARIES(2)   ADJUSTMENTS(2)   SUBSIDIARIES   OFFERING(3)
                                               ------------   ---------------   --------------   ------------   -----------
ASSETS
  Cash and Due from Banks....................  $   720,133        $ 2,955          $             $   723,088     $
  Securities Available for Sale..............    6,397,077         28,413           (4,310)        6,421,180      146,600
  Securities Held to Maturity................       72,236                                            72,236
  Other Short-Term Investments...............       29,424                                            29,424
  Loans and Leases...........................   13,438,717                                        13,438,717
  Reserve for Credit Losses..................     (200,931)                                         (200,931)
                                               -----------        -------          -------       -----------     --------
      Net Loans and Leases...................   13,237,786             --               --        13,237,786           --
  Bank Premises and Equipment................      251,898          8,035                            259,933
  Accrued Income Receivable..................      178,803                                           178,803
  Goodwill(1)................................       61,753                          58,251           120,004
  Premium on Purchased Deposits(1)...........      244,117                                           244,117
  Other Assets...............................      181,827         53,565                            235,392
                                               -----------        -------          -------       -----------     --------
Total Assets.................................  $21,375,054        $92,968          $53,941       $21,521,963     $146,600
                                               ===========        =======          =======       ===========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Total Deposits.............................  $14,914,132        $                $             $14,914,132     $
  Federal Funds Borrowed.....................    1,253,553                                         1,253,553
  Short-Term Bank Notes......................      555,000                                           555,000
  Other Short-Term Borrowings................    1,252,378         11,177                          1,263,555
  Accrued Taxes, Interest and Expenses.......      505,048                                           505,048
  Other Liabilities..........................      159,654         42,594           13,138           215,386
  Long-Term Debt.............................      457,878                                           457,878
                                               -----------        -------          -------       -----------     --------
Total Liabilities............................   19,097,643         53,771           13,138        19,164,552           --
STOCKHOLDERS' EQUITY
  Common Stock...............................      516,898          3,810             (480)          346,819        6,102
  Capital Surplus............................      483,054                                           483,054       28,709
  Retained Earnings..........................    1,376,152         35,387          (36,497)        1,548,451
  Net Unrealized Gains (Losses) on Securities
    Available for Sale.......................       90,876                                            90,876
  Treasury Stock.............................     (189,569)                         77,780          (111,789)     111,789
                                               -----------        -------          -------       -----------     --------
Total Stockholders' Equity...................    2,277,411         39,197           40,803         2,357,411      146,600
                                               -----------        -------          -------       -----------     --------
Total Liabilities and Stockholders' Equity...  $21,375,054        $92,968          $53,941       $21,521,963     $146,600
                                               ===========        =======          =======       ===========     ========

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                                           STATE SAVINGS                         CITFED
                                            COMPANY AND                        BANCORP AND                       PRO FORMA
                                          SUBSIDIARIES(4)   ADJUSTMENTS(4)   SUBSIDIARIES(5)   ADJUSTMENTS(5)    COMBINED
                                          ---------------   --------------   ---------------   --------------   -----------
ASSETS
  Cash and Due from Banks...............    $   32,487         $               $   65,089         $             $   820,664
  Securities Available for Sale.........       450,852                          1,140,299                         8,158,931
  Securities Held to Maturity...........        11,357                            245,418                           329,011
  Other Short-Term Investments..........       114,900                                                              144,324
  Loans and Leases......................     2,146,612                          1,808,802                        17,394,131
  Reserve for Credit Losses.............       (34,487)                           (18,182)                         (253,600)
                                            ----------         --------        ----------         --------      -----------
      Net Loans and Leases..............     2,112,125               --         1,790,620               --       17,140,531
  Bank Premises and Equipment...........        28,854                             20,867                           309,654
  Accrued Income Receivable.............        13,198                             19,080                           211,081
  Goodwill(1)...........................                                           18,144                           138,148
  Premium on Purchased Deposits(1)......                                                                            244,117
  Other Assets..........................        38,430                            160,780                           434,602
                                            ----------         --------        ----------         --------      -----------
Total Assets............................    $2,802,203         $     --        $3,460,297         $     --      $27,931,063
                                            ==========         ========        ==========         ========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Total Deposits........................    $2,332,918         $               $1,852,344         $             $19,099,394
  Federal Funds Borrowed................                                          297,165                         1,550,718
  Short-Term Bank Notes.................                                                                            555,000
  Other Short-Term Borrowings...........        40,000                            303,000                         1,606,555
  Accrued Taxes, Interest and
    Expenses............................        13,890                             41,879                           560,817
  Other Liabilities.....................        41,903                                                              257,289
  Long-Term Debt........................       106,821                            756,044                         1,320,743
                                            ----------         --------        ----------         --------      -----------
Total Liabilities.......................     2,535,532               --         3,250,432               --       24,950,516
STOCKHOLDERS' EQUITY
  Common Stock..........................           600           36,308               130           28,881          592,249
  Capital Surplus.......................                        (36,308)           57,056          (28,881)         503,630
  Retained Earnings.....................       260,433                            154,939                         1,790,414
  Net Unrealized Gains (Losses) on
    Securities Available for Sale.......         5,638                             (2,260)                           94,254
  Treasury Stock........................                                                                                 --
                                            ----------         --------        ----------         --------      -----------
Total Stockholders' Equity..............       266,671               --           209,865               --        2,980,547
                                            ----------         --------        ----------         --------      -----------
Total Liabilities and Stockholders'
  Equity................................    $2,802,203         $     --        $3,460,297         $     --      $27,931,063
                                            ==========         ========        ==========         ========      ===========

---------------

(1) Goodwill and premium on purchased deposits are generally amortized over periods of up to 25 years.

(2) To record the sale of excluded assets by The Ohio Company prior to the proposed merger date and to record the purchase of The Ohio Company by Fifth Third Bancorp, effected through the issuance of approximately 1,500,000 shares of Fifth Third Bancorp Common Stock, $2.22 stated value (assuming a closing price of $53.33).

(3) To record the issuance of up to 2,748,780 shares of Fifth Third Bancorp Common Stock, $2.22 stated value, (assuming consideration of $53.33 per share) prior to the Effective Time and the subsequent investment of the proceeds into securities.

(4) To record the issuance of 16,625,340 shares of Fifth Third Common Stock, $2.22 stated value, to effect the merger of State Savings Company into Fifth Third Bancorp accounted for as a pooling-of-interests.

(5) To record the issuance of 13,067,825 shares of Fifth Third Common Stock, $2.22 stated value, to effect the merger of CitFed Bancorp into Fifth Third Bancorp accounted for as a pooling-of-interests.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                        ($000'S, EXCEPT PER SHARE DATA)

                                FIFTH THIRD   STATE SAVINGS      CITFED          THE OHIO
                                  BANCORP        COMPANY        BANCORP           COMPANY         PRO FORMA
                                YEAR ENDED     YEAR ENDED     9 MOS. ENDED      YEAR ENDED       ADJUSTMENTS   PRO FORMA
                                 12/31/97       12/31/97        12/31/97      12/31/97(2),(7)    (1),(8),(9)      1997
                                -----------   -------------   ------------   -----------------   -----------   ----------
Interest Income(1)............  $1,478,388      $216,119        $165,482          $                $10,115     $1,870,104
Interest Expense..............     733,426       121,551         112,081                                          967,058
                                ----------      --------        --------          ------           -------     ----------
Net Interest Income...........     744,962        94,568          53,401              --            10,115        903,046
Provision for Credit Losses...      80,342         6,603           2,700                                           89,645
                                ----------      --------        --------          ------           -------     ----------
Net Interest Differential.....     664,620        87,965          50,701              --            10,115        813,401
Other Operating Income:
  Service Charges on
     Deposits.................      94,474         4,550          10,517                                          109,541
  Other Operating Income......     350,987        18,541          15,138          68,776                          453,442
                                ----------      --------        --------          ------           -------     ----------
Total Other Income............     445,461        23,091          25,655          68,776                --        562,983
Operating Expenses:
  Salaries, Wages and
     Benefits.................     236,584        30,521          20,102          37,098                          324,305
  Equipment and Occupancy
     Expenses.................      58,557         5,029          10,535           5,814                           79,935
  Other Operating
     Expenses(2)..............     211,017        23,562          15,104          16,309             2,330        268,322
                                ----------      --------        --------          ------           -------     ----------
Total Operating Expenses......     506,158        59,112          45,741          59,221             2,330        672,562
                                ----------      --------        --------          ------           -------     ----------
Earnings Before Taxes.........     603,923        51,944          30,615           9,555             7,785        703,822
Applicable Income Taxes.......     202,686        18,891           9,510           3,194             3,540        237,821
                                ----------      --------        --------          ------           -------     ----------
Net Income....................  $  401,237      $ 33,053        $ 21,105          $6,361           $ 4,245     $  466,001
                                ==========      ========        ========          ======           =======     ==========
Average shares
  outstanding(3),(4),(5),(6)..     232,655                                                          33,942        266,597
Average diluted shares
  outstanding(3),(4),(5),(6)..     236,526                                                          33,942        270,468
Earnings per share............  $     1.73                                                                     $     1.75
Diluted earnings per share....  $     1.69                                                                     $     1.72

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                                        FIFTH THIRD   STATE SAVINGS     CITFED
                                          BANCORP        COMPANY       BANCORP      PRO FORMA
                                        YEAR ENDED     YEAR ENDED     YEAR ENDED   ADJUSTMENTS   PRO FORMA
                                         12/31/96       12/31/96       3/31/97     (1),(8),(9)      1996
                                        -----------   -------------   ----------   -----------   ----------
Interest Income(1)....................  $1,385,113      $198,628       $190,286      $9,910      $1,783,937
Interest Expense......................     695,869       112,351        123,367                     931,587
                                        ----------      --------       --------      ------      ----------
Net Interest Income...................     689,244        86,277         66,919       9,910         852,350
Provision for Credit Losses...........      64,014         1,518          2,850                      68,382
                                        ----------      --------       --------      ------      ----------
Net Interest Differential.............     625,230        84,759         64,069       9,910         783,968
Other Operating Income:
  Service Charges on Deposits.........      83,590         3,755         10,692                      98,037
  Other Operating Income..............     284,825        15,593         17,583                     318,001
                                        ----------      --------       --------      ------      ----------
Total Other Income....................     368,415        19,348         28,275          --         416,038
Operating Expenses:
  Salaries, Wages and Benefits........     230,475        24,430         26,249                     281,154
  Equipment and Occupancy Expenses....      55,602         4,166         13,283                      73,051
  Other Operating Expenses(2).........     207,253        28,233         30,501                     265,987
                                        ----------      --------       --------      ------      ----------
Total Operating Expenses..............     493,330        56,829         70,033          --         620,192
                                        ----------      --------       --------      ------      ----------
Earnings Before Taxes.................     500,315        47,278         22,311       9,910         579,814
Applicable Income Taxes...............     165,256        15,155          7,149       3,469         191,029
                                        ----------      --------       --------      ------      ----------
Net Income............................  $  335,059      $ 32,123       $ 15,162      $6,442      $  388,786
                                        ==========      ========       ========      ======      ==========
Average shares
  outstanding(3),(4),(5),(6)..........     233,987                                   32,442         266,429
Average diluted shares
  outstanding(3),(4),(5),(6)..........     239,405                                   32,442         271,847
Earnings per share....................  $     1.43                                               $     1.46
Diluted earnings per share............  $     1.41                                               $     1.43

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                                        FIFTH THIRD   STATE SAVINGS     CITFED
                                          BANCORP        COMPANY       BANCORP      PRO FORMA
                                        YEAR ENDED     YEAR ENDED     YEAR ENDED   ADJUSTMENTS   PRO FORMA
                                         12/31/95       12/31/95       3/31/96     (1),(8),(9)      1995
                                        -----------   -------------   ----------   -----------   ----------
Interest Income(1)....................  $1,173,165      $180,561       $165,728      $ 9,646     $1,529,100
Interest Expense......................     609,733       107,506        107,983                     825,222
                                        ----------      --------       --------      -------     ----------
Net Interest Income...................     563,432        73,055         57,745        9,646        703,878
Provision for Credit Losses...........      42,962         1,322          1,650                      45,934
                                        ----------      --------       --------      -------     ----------
Net Interest Differential.............     520,470        71,733         56,095        9,646        657,944
Other Operating Income:
  Service Charges on Deposits.........      66,344         2,863          7,612                      76,819
  Other Operating Income..............     239,371        10,531         17,676                     267,578
                                        ----------      --------       --------      -------     ----------
Total Other Income....................     305,715        13,394         25,288           --        344,397
Operating Expenses:
  Salaries, Wages and Benefits........     195,193        22,683         23,735                     241,611
  Equipment and Occupancy Expenses....      45,176         3,957         13,025                      62,158
  Other Operating Expenses(2).........     155,248        19,483         21,085                     195,816
                                        ----------      --------       --------      -------     ----------
Total Operating Expenses..............     395,617        46,123         57,845           --        499,585
                                        ----------      --------       --------      -------     ----------
Earnings Before Taxes.................     430,568        39,004         23,538        9,646        502,756
Applicable Income Taxes...............     142,883        12,378          7,402        3,376        166,039
                                        ----------      --------       --------      -------     ----------
Net Income............................  $  287,685      $ 26,626       $ 16,136      $ 6,270     $  336,717
                                        ==========      ========       ========      =======     ==========
Average shares
  outstanding(3),(4),(5),(6)..........     222,479                                    32,442        254,921
Average diluted shares
  outstanding(3),(4),(5),(6)..........     230,945                                    32,442        263,387
Earnings per share....................  $     1.29                                               $     1.32
Diluted earnings per share............  $     1.26                                               $     1.28

---------------

ASSUMPTIONS

(1) The proceeds from the equity offering were invested at an estimated after-tax yield of 4.48%, 4.39%, and 4.28% in 1997, 1996, and 1995, respectively.

(2) Goodwill recognized in The Ohio Company purchase will be amortized over 25 years.

(3) The approximate 1,500,000 shares issued in The Ohio Company transaction, accounted for as a purchase, were issued January 1, 1997.

(4) The approximate 2,748,780 shares issued in the proposed equity offering were issued as of January 1, 1995.

(5) The 16,625,340 shares issued in the State Savings Company transaction, accounted for as a pooling-of-interests, were issued as of January 1, 1995.

(6) The 13,067,825 shares issued in the CitFed Bancorp transaction, accounted for as a pooling-of-interests, were issued as of January 1, 1995.

(7) Does not give effect to the 1997 discontinued operations of The Ohio
    Company.

(8) Does not give effect to non-recurring merger related charges which will be expensed prior to consummation of the business combinations.

(9) Does not give effect to any cost savings which may be achieved after consummation of the business combinations.

               SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

     The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1997. All information is based on information contained in Fifth Third's 1997 Annual Report to Stockholders. The Fifth Third Annual Report accompanies this Proxy Statement/Prospectus, and all such financial information is incorporated herein by reference and should be read in conjunction therewith. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1997       1996       1995       1994       1993
                                              --------   --------   --------   --------   --------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Net interest income.........................  $744,962    689,244    563,432    516,753    473,515
Provision for credit losses.................    80,342     64,014     42,962     35,780     48,037
                                              --------   --------   --------   --------   --------
Net interest income after provision for
  credit losses.............................   664,620    625,230    520,470    480,973    425,478
Other operating income......................   445,461    368,415    305,715    255,908    231,150
Operating expenses(1).......................   506,158    493,330    395,617    371,545    352,720
                                              --------   --------   --------   --------   --------
Income before income taxes..................   603,923    500,315    430,568    365,336    303,908
Applicable income taxes.....................   202,686    165,256    142,883    120,877     97,673
                                              --------   --------   --------   --------   --------
Net income..................................  $401,237    335,059    287,685    244,459    206,235
                                              ========   ========   ========   ========   ========
COMMON SHARE DATA:(2)
Earnings per share..........................  $   1.73       1.43       1.29       1.13        .97
Diluted earnings per share..................      1.69       1.41       1.26       1.10        .95
Cash dividends declared per share...........      .569       .489       .427       .356       .302
Book value at period end....................      9.78       9.00       7.63       6.40       5.91
Average shares outstanding (000's):.........   232,655    233,987    222,479    217,305    211,440
Average diluted shares outstanding
  (000's):..................................   236,526    239,405    230,945    225,873    220,517

---------------
(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.04 per share).

(2) Per share amounts and shares outstanding reflect the 1998 Fifth Third Stock Split.

                                                         YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------
                                         1997          1996         1995         1994         1993
                                      -----------   ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD END:
Securities..........................  $ 6,469,313    6,400,685    4,338,269    3,637,035    2,674,468
Loans and leases....................   13,438,717   12,514,792   11,690,643   10,286,457    9,566,898
Assets..............................   21,375,054   20,548,998   17,052,883   14,957,009   13,128,544
Deposits............................   14,914,132   14,374,656   12,485,780   10,630,878    9,477,306
Short-term borrowings...............    3,060,931    3,265,432    2,005,495    2,452,218    1,691,744
Long-term debt and convertible
  subordinated notes................      457,878      277,661      425,396      178,713      407,864
Stockholders' equity................    2,277,411    2,144,125    1,724,575    1,398,774    1,277,660

                                                         YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------
                                         1997          1996         1995         1994         1993
                                      -----------   ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
RATIOS:
PROFITABILITY RATIOS:
Return on average assets(1).........         1.96%        1.72         1.78         1.77         1.71
Return on average stockholders'
  equity(1).........................         19.6%        17.2         18.1         18.6         17.8
Net interest margin.................         4.11%        3.99         3.90         4.16         4.39
Overhead ratio(1)(2)................         41.0%        45.0         43.9         46.6         48.6
Other operating income to total
  income(3).........................         37.1%        34.6         34.8         33.1         32.2
CAPITAL RATIOS:
Average stockholders' equity to
  average assets....................        10.03%        9.99         9.82         9.50         9.61
Tier 1 risk-adjusted capital........        12.09%       11.37        11.03        11.26        11.50
Total risk adjusted capital.........        14.70%       14.06        14.33        13.21        13.85
Tier 1 leverage.....................        10.16%        9.22         9.47         9.62         9.59
RATIO OF EARNINGS TO FIXED
  CHARGES(4)
Including deposit interest..........         1.82x        1.71         1.70         1.89         1.89
Excluding deposit interest..........         3.92x        3.93         3.49         4.75         5.77
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets..............       516.84%      531.48       436.06       570.50       362.84
Reserve for credit losses to loans
  and leases outstanding............         1.50%        1.50         1.52         1.52         1.51
Net charge-offs to average loans and
  leases outstanding................          .54%         .49          .27          .18          .31
Nonperforming assets to loans,
  leases and other real estate
  owned.............................          .29%         .28          .35          .27          .42

---------------
(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.04 per share). For comparability, excluding the impact of this assessment, return on average assets, return on average equity and the overhead ratio would have been 1.78%, 17.8% and 43.5%, respectively.

(2) Operating expenses divided by the sum of taxable equivalent net interest income and other operating income.

(3) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(4) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

              SELECTED HISTORICAL FINANCIAL DATA OF STATE SAVINGS

     The following table sets forth certain historical financial data concerning State Savings. This information is based on information contained in the State Savings' audited Financial Statements at December 31, 1997, which are included in this Proxy Statement/Prospectus and should be read in conjunction therewith. See "INDEX TO FINANCIAL STATEMENTS OF STATE SAVINGS."

                                                     YEARS ENDED DECEMBER 31,
                                        ---------------------------------------------------
                                         1997       1996       1995       1994       1993
                                        -------    -------    -------    -------    -------
                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Net interest income...................  $94,568    $86,277    $73,055    $69,179    $70,806
Provision for loan losses.............    6,603      1,518      1,322      2,250      9,095
                                        -------    -------    -------    -------    -------
Net interest income after provision
  for loan losses.....................   87,965     84,759     71,733     66,929     61,711
Non-interest income...................   23,091     19,348     13,394     11,416     19,919
Non-interest expenses.................   59,112     56,829(1)  46,123     41,802     43,062
                                        -------    -------    -------    -------    -------
Income before income taxes,
  extraordinary item and cumulative
  effect of a change in accounting
  policy..............................   51,944     47,278     39,004     36,543     38,568
Income tax provision..................   18,891     15,155     12,378     14,180     16,652
                                        -------    -------    -------    -------    -------
Income before extraordinary item and
  cumulative effect of a change in
  accounting policy...................   33,053     32,123     26,626     22,363     21,916
Extraordinary item....................       --         --         --         --       (994)(2)
Cumulative effect of a change in
  accounting method...................       --         --         --         --      5,621(3)
                                        -------    -------    -------    -------    -------
Net income............................  $33,053    $32,123    $26,626    $22,363    $26,543
                                        =======    =======    =======    =======    =======
Book value per share at period end....  $44,445    $38,537    $34,009    $28,121    $25,553

---------------
(1) During September 1996, legislation was enacted providing for a one-time assessment imposed on the March 31, 1995 deposits of SAIF insured institutions. This one time assessment increased the deposit insurance premium by $11 million in 1996.

(2) Prepayment penalty on early retirement of Federal Home Loan Bank advances, net of income taxes of $536.

(3) Cumulative effect of a change in accounting principle to adopt SFAS No. 109 "Accounting for Income Taxes."

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1997         1996         1995         1994         1993
                                       ----------   ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD END:
Securities...........................  $  462,209      408,290      498,525      598,411      462,435
Loans receivable.....................  $2,112,125    1,875,928    1,695,874    1,326,197    1,184,661
Total assets.........................  $2,802,203    2,590,330    2,459,931    2,149,042    1,911,659
Deposits.............................  $2,332,918    2,102,673    1,955,944    1,725,220    1,572,735
Total borrowings.....................  $  146,821      204,326      249,581      208,615      140,751
Shareholders' equity.................  $  266,671      231,223      204,054      168,725      153,318
RATIOS:
PROFITABILITY RATIOS:
Return on average assets.............       1.22%        1.28%(1)      1.16%       1.14%        1.45%
Return on average shareholders'
  equity.............................      13.12%       14.91%(1)     14.52%      13.75%       18.71%
Net interest margin..................       3.64%        3.61%        3.30%        3.68%        4.04%
Overhead ratio.......................      50.24%       53.80%(1)     53.35%      51.87%       47.46%
Other non-interest income to total
  income.............................      19.63%       18.32%       15.49%       14.16%       21.96%
CAPITAL RATIOS:
Average shareholders' equity to
  average assets.....................       9.28%        8.58%        7.95%        8.32%        7.76%
Tier 1 risk-adjusted capital.........      11.75%       13.24%       12.74%       13.90%       13.90%
Total risk-adjusted capital..........      13.00%       14.41%       14.08%       15.10%       15.10%
Tier 1 leverage......................       7.21%        8.05%        7.55%       10.02%        9.75%
RATIO OF EARNINGS TO FIXED CHARGES:
Including deposit interest expense...       1.43%        1.42%        1.36%        1.52%        1.63%
Excluding deposit interest expense...       5.03%        4.26%        3.59%        4.98%        5.44%

                                                         YEARS ENDED DECEMBER 31,
                                                -------------------------------------------
                                                 1997     1996      1995     1994     1993
                                                ------    -----    ------    -----    -----
CREDIT QUALITY RATIOS:
Allowance for loan losses to nonperforming
  assets......................................  123.83%   84.51%   110.71%   135.84%     91.87%
Allowance for loan losses to loans
  outstanding.................................    1.52%    1.46%     1.66%    2.01%       2.36%
Net charge-offs to average loans
  outstanding.................................    0.09%    0.13%     0.08%    0.03%       0.30%
Nonperforming assets to loans and real estate
  owned.......................................    1.23%    1.72%     1.49%    1.48%       2.62%

---------------
(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $11 million pretax ($7.0 million after tax) as well as a refund and reduction of accrued franchise taxes of $4.1 million due to the resolution of state franchise tax contingencies in 1996. For comparability, excluding the impact of these two items, return on average assets, return on average equity and the overhead ratio would have been 1.46%, 16.99% and 47.29%, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF STATE SAVINGS

FORWARD-LOOKING STATEMENTS

     State Savings has made and will make certain forward-looking statements in the following Management's Discussion and Analysis of Financial Condition and Results of Operations and in other contexts relating to present or future trends or factors affecting the banking industry and specifically the operations, markets and products of State Savings. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, those related to the economic environment, particularly in the market areas in which State Savings operates, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory capital requirements, changes in prevailing interest rates, asset/liability and credit risk management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

RESULTS OF OPERATIONS SUMMARY

     In 1997, State Savings' net income increased 2.9%, from $32.1 million to $33.1 million. In 1996, State Savings' net income increased 20.6%, from $26.6 million to $32.1 million. Selected financial data from State Savings' operations during 1997, 1996 and 1995 are as follows:

                                                 1997       1996       1995
                                                -------    -------    -------
                                                   (DOLLARS IN THOUSANDS)
Net Income....................................  $33,053    $32,123    $26,626
Return on Assets(a)...........................    1.22%      1.46%      1.16%
Return on Equity(a)...........................   13.12%     16.99%     14.52%
Average equity to average assets..............    9.28%      8.58%      7.95%
Dividend Payout Ratio.........................    3.99%      2.24%      2.03%

---------------
(a) For comparability purposes, certain 1996 financial ratios exclude the impact of the special SAIF assessment of $11 million pretax ($7.2 million after tax) and the pre-tax $4.1 million ($2.7 million after tax) of state franchise tax contingencies which were favorably resolved in 1996 resulting in a refund of state taxes and reduction in accrued franchise taxes.

NET INTEREST INCOME

     The largest source of the State Savings' revenue is net interest income. Net interest income is the spread between interest income on interest-earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, such as interest-bearing deposits and borrowings. Net interest income is affected by both changes in the level of interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Changes in net interest income are frequently measured by two statistics -- net interest margin and net interest rate spread. Net interest margin is expressed as net interest income divided by average interest-earning assets. Net interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is greater than net interest spread due to the interest income earned on interest-earning assets funded by non-interest bearing, or free funding, sources, primarily demand deposits and shareholders' equity.

     The following table sets forth the net interest income, net interest margin and net interest rate spread for the three years 1995 through 1997, comparing interest revenue and average interest-earning assets outstanding with interest cost and average interest-bearing liabilities outstanding. Nonaccrual loans have been included in the average loan balances. Average outstanding securities balances are based on amortized cost excluding unrealized gains or losses on securities available for sale. Weighted-averages were derived using month end balances.

                                                               YEAR ENDED DECEMBER 31
                         ---------------------------------------------------------------------------------------------------
                                      1997                              1996                              1995
                         -------------------------------   -------------------------------   -------------------------------
                                                               (DOLLARS IN THOUSANDS)
                           AVERAGE     INTEREST              AVERAGE     INTEREST              AVERAGE     INTEREST
                         OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/
                           BALANCE       PAID      RATE      BALANCE       PAID      RATE      BALANCE       PAID      RATE
                         -----------   --------   ------   -----------   --------   ------   -----------   --------   ------
Interest Earning
  Assets:
  Loans receivable.....  $1,989,257    $176,227    8.86%   $1,785,257    $156,196    8.75%   $1,551,145    $135,552    8.74%
  Available for sale
    securities.........     430,437      28,695    6.67%      459,763      31,580    6.87%      119,885       8,161    6.81%
  Held to maturity
    securities.........     158,624       9,984    6.29%      127,200       9,747    7.66%      529,382      35,976    6.80%
  Other................      17,303       1,213    7.01%       15,969       1,105    6.92%       13,427         872    6.49%
                         ----------    --------   ------   ----------    --------   ------   ----------    --------   ------
Total Interest-Earning
  Assets...............  $2,595,621    $216,119    8.33%   $2,388,189    $198,628    8.32%   $2,213,839    $180,561    8.16%
                         ==========    ========   ======   ==========    ========   ======   ==========    ========   ======
Interest-Bearing
  Liabilities:
  Passbook/Statement
    accounts...........  $  168,438    $  4,549    2.70%   $  200,546    $  5,306    2.65%   $  263,437    $  8,872    3.37%
  Demand deposit
    accounts...........      98,942           0    0.00%       75,300           0    0.00%       64,037           0    0.00%
  NOW accounts.........      99,168       2,823    2.85%       94,187       2,783    2.95%       86,181       2,013    2.34%
  Market access
    accounts...........     575,667      27,735    4.82%      519,664      24,060    4.63%      342,685      16,125    4.71%
  Certificates of
    deposit............   1,256,155      74,120    5.90%    1,124,387      66,209    5.89%    1,086,760      65,940    6.07%
  FHLB advances........     200,169      12,281    6.14%      216,368      13,926    6.44%      228,957      14,440    6.31%
  Other borrowings.....         740          43    5.81%        1,129          67    5.93%        2,735         116    4.24%
                         ----------    --------   ------   ----------    --------   ------   ----------    --------   ------
Total Interest-Bearing
  Liabilities..........  $2,399,279    $121,551    5.07%   $2,231,581    $112,351    5.03%   $2,074,792    $107,506    5.18%
                         ==========    ========   ======   ==========    ========   ======   ==========    ========   ======
Net Interest
  Income/Interest Rate
  Spread...............                $ 94,568    3.26%                 $ 86,277    3.29%                 $ 73,055    2.98%
                                       ========   ======                 ========   ======                 ========   ======
Net Interest Margin....                            3.64%                             3.61%                             3.30%
                                                  ======                            ======                            ======
Interest-Bearing
  Liabilities to
  Interest-Earning
  Assets...............                           92.44%                            93.44%                            93.72%
                                                  ======                            ======                            ======

                                                     1997 COMPARED TO 1996                      1996 COMPARED TO 1995
                                             --------------------------------------   ------------------------------------------
                                             VOLUME    YIELD/RATE    MIX     TOTAL     VOLUME    YIELD/RATE     MIX      TOTAL
                                             -------   ----------   -----   -------   --------   ----------   -------   --------
                                                                               (IN THOUSANDS)
Increase (decrease) in interest income:
  Loans receivable.........................  $17,850    $ 1,964     $ 217   $20,031   $ 20,461    $   155     $    28   $ 20,644
  Available for sale securities............   (2,015)      (920)       50    (2,885)    23,146         72         201     23,419
  Held to maturity securities..............    2,407     (1,743)     (427)      237    (27,348)     4,553      (3,434)   (26,229)
  Other....................................       92         14         2       108        165         58          10        233
                                             -------    -------     -----   -------   --------    -------     -------   --------
  Total Interest Income Change.............   18,334       (685)     (158)   17,491     16,424      4,838      (3,195)    18,067
                                             -------    -------     -----   -------   --------    -------     -------   --------
Increase (decrease) in Interest Expense:
  Passbook/Statement accounts..............     (851)       100        (6)     (757)    (2,119)    (1,897)        450     (3,566)
  NOW accounts.............................      147        (94)      (13)       40        187        526          57        770
  Market access accounts...................    2,593        987        95     3,675      8,336       (274)       (127)     7,935
  Certificates of deposit..................    7,761        112        38     7,911      2,284     (1,956)        (59)       269
  FHLB advances............................   (1,043)      (649)       47    (1,645)      (794)       298         (18)      (514)
  Other borrowings.........................      (23)        (1)        0       (24)       (68)        46         (27)       (49)
                                             -------    -------     -----   -------   --------    -------     -------   --------
  Total interest expense change............    8,584        455       161     9,200      7,826     (3,257)        276      4,845
                                             -------    -------     -----   -------   --------    -------     -------   --------
  Increase (decrease) in net interest
    income.................................  $ 9,750    $(1,140)    $(319)  $ 8,291   $  8,598    $ 8,095     $(3,471)  $ 13,222
                                             =======    =======     =====   =======   ========    =======     =======   ========

     Net interest income rose 9.6% to $94.6 million in 1997 from $86.3 million in 1996 which increased 18.1% from $73.1 million in 1995. The improvement in 1997's net interest income was primarily attributable to a higher-level of average interest-earning assets. The net interest margin improved three basis points (1%=100 basis points) to 3.64% in 1997 from 3.61% in 1996. The 1996 net interest margin increased 31 basis points from 1995's net interest margin of 3.30%.

     Total interest income was $216.1 million in 1997, $198.6 million in 1996 and $180.6 million in 1995. The increase of $17.5 million in 1997, or 8.8%, was primarily due to an increase of $207.4 million in average interest-earning assets as the yield on interest-earning assets in 1997 was consistent with 1996. Strong loan volume, particularly one-to-four family residential real estate and consumer loans, was the principal factor in the increase in average interest-earning assets. During 1997, management emphasized, and continues to promote, growth in consumer loans with the automobile and home equity portfolios increasing in excess of 30%.

     At December 31, 1997, one-to four-family residential real estate loans increased by approximately $217 million. FSB accounted for $43 million of the increase in one-to four-family residential real estate loans, with the remainder occurring primarily in Ohio. Recently, the Arizona economy has been very strong, as a result of which FSB has significantly increased its balance of one-to four-family residential real estate loans in Arizona. At December 31, 1997 and 1996, 24% of State Savings' one-to four-family residential real estate loans were collateralized by property located in Arizona. The increase of $18 million in total interest income in 1996, or 10%, was principally due to an increase in interest-earning assets of $174.4 and an increase in the yield on interest-earning assets of 16 basis points. State Savings grew its one-to four-family residential loan portfolio by $153.6, which accounted for the majority of the increase in the average loans receivable balance of $234.1 during 1996. The average balance of securities decreased by $62.3 million during 1996. Management redeployed the funds generated from securities sales and repayments to originate loans. The interest-earning assets yield increased by 16 basis points due to securities yields increasing as management reinvested in slightly longer term securities with higher yields.

     Total interest expense was $121.6 million in 1997, $112.4 million in 1996 and $107.5 million in 1995. The increase of $9.2 million in 1997, or 8.2%, was primarily due to an increase of $167.7 million in the average interest-bearing liabilities and an increase of four basis points in the rate on such liabilities. An expanded retail banking network and emphasis on increasing deposit market share resulted in a $184.3 million increase in the average deposits in 1997 compared to 1996. In 1996, total interest expense increased by $4.9 million, or 4.6%, over 1995. The average interest-bearing liabilities were $2.2 billion in 1996 compared to $2.1 billion in 1995, an increase of $156.8 million. The average balance of deposits increased $171 million in 1996; however, this increase was partially offset by a $12.6 million decrease in the average FHLB advances. The decrease in the FHLB advances resulted from management obtaining operating funds from its retail banking operation instead of borrowing from external sources. In recent years, management has focused efforts on increasing its deposit market share and its strategies have resulted in deposit growth since December 31, 1995. The decrease in the rate on interest-bearing liabilities was consistent with market trends as interest rates increased during 1995 then fell gradually throughout 1996. During 1996, certificate of deposits were issued with lower interest rates resulting in a reduction in the cost of funds.

PROVISION FOR LOAN LOSSES

     State Savings provides as an expense an amount for expected loan losses. This provision considers the growth of the loan portfolio, recent loss experience and other factors. At December 31, 1997, total delinquent loans of 30 days or more as a percentage of total loans were 4.41%. Bankruptcies significantly increased during 1997 and management believes that bankruptcy levels are likely to remain high. The allowance for possible loan losses is an amount that management believes will be adequate to absorb potential losses currently in the loan portfolio. General allowances for loan losses inherent in the portfolio are based upon an analysis of historical trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending areas, past loss experience, possible losses arising from specific problem assets and loan concentration by collateral type.

                           ALLOWANCE FOR LOAN LOSSES

                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                 (DOLLARS IN THOUSANDS)
Balance at beginning of period..............................  $29,702    $30,416    $30,309
Charge-offs:
  One- to four-family residential real estate...............     (235)       (89)      (175)
  Multi family and other real estate........................   (2,966)      (697)    (2,343)
  Real estate construction..................................        0       (147)       (69)
  Consumer..................................................     (811)      (641)      (533)
  Business..................................................     (129)      (815)      (313)
                                                              -------    -------    -------
         Total Charge-offs..................................   (4,141)    (2,389)    (3,433)
Total Recoveries............................................    2,323        157      2,218
                                                              -------    -------    -------
Net Charge-offs.............................................   (1,818)    (2,232)    (1,215)
Provision for Loan Losses...................................    6,603      1,518      1,322
                                                              -------    -------    -------
Balance at End of Period....................................  $34,487    $29,702    $30,416
                                                              =======    =======    =======
Ratio of net charge-offs to average loans outstanding.......    0.09%      0.13%      0.08%
                                                              =======    =======    =======
Allowance for loan losses to total loans....................    1.52%      1.46%      1.66%
                                                              =======    =======    =======

     State Savings' provision for loan losses was $6.6 million in 1997 as compared to $1.5 million for 1996 and $1.3 million for 1995. The increase in the provision for loan losses in 1997 was primarily a result of provisions recorded in connection with the $212 million increase in loans held for investment and consideration of delinquency and bankruptcy trends during 1997. Additionally, management periodically reviews its loan portfolio and increases the provision based on its analysis of certain higher risk credits as well as the overall risk inherent in the loan portfolio based on current economic factors. Net charge-offs as a percentage of average loans outstanding were 0.09%, 0.13% and 0.08% for 1997, 1996 and 1995, respectively. The allowance for loan losses as a percentage of total loans was 1.52%, 1.46% and 1.66% at December 31, 1997, 1996 and 1995, respectively.

NON-INTEREST INCOME

     Non-interest income for 1997, 1996 and 1995 totaled $23.1 million, $19.3 million and $13.4 million, respectively. Total non-interest income increased 19.3% in 1997 and 44% in 1996. The increase in non-interest income was primarily a result of gains on the sale of assets as well as increases in fees from pricing enhancements regarding the retail banking business.

     Gain (loss) on sales of loans, servicing and mortgage-backed securities decreased $2.3 million, or 40.5%, in 1997 as compared to 1996. In 1996, State Savings sold rights to service $105 million of mortgages that resulted in a net gain of $1.6 million; no such sales occurred in 1997. Additionally, State Savings adopted Statement of Financial Accounting Standard No. 122 on January 1, 1996 which resulted in income from the sale of loans increasing by $400,000 in 1996. During 1997 and 1996, State Savings predominantly sold loans with servicing released and recorded income based on the difference between the cash received and the costs incurred to originate the loan. The gain (loss) on sales of loans, servicing and mortgage-backed securities increased by $6.6 million in 1996 to $5.6 million from a loss of nearly $1.0 million. In 1995, State Savings primarily securitized one-to-four family residential real estate loans and concurrently entered into transactions to sell the related mortgage-backed securities with servicing retained. These sales of mortgage-backed securities resulted in losses of $3.3 million in 1995. Also, during 1995, State Savings sold rights to service mortgage loans resulting in gains of $900,000. As previously mentioned, management determined in early 1996 that State Savings would principally sell loans with servicing released which resulted in gains of $3.1 million whereas gains from such sales in 1995 were only $1.1 million.

     Loan servicing fees were $3.2 million in 1997, $3.5 million in 1996 and $3.9 million in 1995. The unpaid principal balances of loans serviced for others were $690 million, $792 million and $898 million in 1997, 1996 and 1995, respectively. In a declining interest rate market, capitalized mortgage servicing rights are susceptible to accelerated amortization or impairment due to loan prepayments and payoffs. Management has decreased the amount of loans sold with servicing retained to reduce State Savings' exposure to fluctuations in interest rates.

     Gains on sales of other assets were $3.6 million in 1997, $653,000 in 1996 and $1.7 million in 1995. The increase of $3 million in 1997 primarily resulted from a gain on the sale of land and from recognition of $800,000 of previously deferred gains. A parcel of land was sold in 1997 for $4 million which had a carrying amount of $1.5 million resulting in a $2.5 million gain. Prior to 1997, a purchaser borrowed a substantial portion of the purchase price to acquire a property from State Savings; thus, the purchaser's initial and continuing investment in the property was not sufficient for gain recognition. The gain was deferred and recognized ratably as loan payments were made. In 1995, gains from the sale of developed lots (most of the lots in this project were developed and sold in 1995) accounted for the majority of the $1.7 million gain.

     Loan fees and charges increased substantially in 1997 to $4.6 million from $3.0 million in 1996. Loan fee and charges income was consistent between 1996 and 1995. The 1997 increase in loan fees resulted from an increase in the origination of fixed-rate loans due to lower interest rates and increases in the underwriting fees charged on fixed-rate residential real estate loans. Other non-interest income increased to $7.7 million in 1997 from $6.1 million in 1996. There was an increase in checking account fees of $800,000 principally from pricing enhancements and an increase in the number of transaction accounts during 1997. Similar pricing enhancements and increases in transaction accounts occurred during 1996 resulting in an increase in checking fees of $1.1 million over the 1995 checking fee income.

NON-INTEREST EXPENSE

     Operating expense levels are often measured using an overhead ratio (non-interest expenses divided by the sum of net interest income and non-interest income). State Savings's overhead ratio was 50.2%, 47.3% and 53.4% in 1997, 1996 and 1995, respectively. The 1996 overhead ratio was calculated excluding the impact of the SAIF assessment which increased non-interest expenses by $11 million in 1996 and excluding income of $4.1 million regarding the resolution of state franchise tax contingencies. Non-interest expense for 1997 totaled $59.1 million, an increase of $2.3 million, or 4%, over the $56.8 million of non-interest expenses in 1996. Excluding the SAIF assessment, non-interest expenses increased by $13.3 million in 1997.

     Compensation and benefits increased $6.1 million, or 24.9%, to $30.5 million in 1997 from $24.4 million in 1996. The increase in compensation and benefits resulted from a number of factors including annual merit increases which averaged approximately 5%, an increase in loan production employees and an increase in incentive compensation. The number of full-time equivalent ("FTE") employees was 801, 731 and 644 during 1997, 1996 and 1995, respectively. New retail banking and loan production offices accounted for an increase of 28 FTEs with the remainder incurred as a result of State Savings' growth and expansion of loan production staff levels to support the new loan production offices. The increase in compensation and benefits of $1.7 million to $24.4 million in 1996 compared to $22.7 million in 1995 was primarily a result of an increase in FTEs and the continued expansion of the retail banking operation.

     Federal deposit insurance premium expenses decreased $12.8 million in 1997 to $1.2 million from $14.0 million in 1996. The 1996 federal deposit insurance expense included the $11 million SAIF assessment. Excluding the SAIF assessment, federal deposit insurance expenses decreased by $1.8 million or 59.2%. Deposit insurance premiums in 1997 were 6.48 cents per $100 of deposits which was a significant reduction in insurance premium rates compared to 1996 rates of 23 cents per $100 of deposits. The 1996 insurance premium (excluding the SAIF assessment) was $3.0 million, a decrease of $800,000, from the $3.8 million in 1995 since there was no fourth quarter premium assessed in 1996.

     In 1997, state franchise taxes were $3.8 million compared to income of $521,000 in 1996. During 1996, State Savings received a refund of state franchise taxes of approximately $1 million, including interest. There was no receivable recorded for the refund claim. As a result of the favorable resolution of this tax issue, State Savings reduced its accrual for franchise taxes by $3.1 million in 1996. Excluding the impact of the aforementioned credits, the franchise tax expense would have been $3.6 million in 1996. The increase in the actual franchise tax expense since 1995 has been consistent with the State Savings' growth and profitability.

     Other non-interest expenses increased $4.2 million or 23.7%, from $17.5 million in 1996 to $21.7 million in 1997. The increase resulted primarily from the addition of eight retail and loan production offices during 1997 which increased occupancy and related costs. Additionally, depreciation and amortization expense increased $1.3 million resulting from assets purchased in connection with the expanding retail and loan production offices as well as higher depreciation arising from additional computer equipment purchased in 1996 during State Savings' conversion to a new computer system. During 1996, State Savings installed a new computer system and upgraded its telephone and voice mail systems resulting in an increase in other non-interest expense when compared to 1995.

INCOME TAX PROVISION

     State Savings' income tax provision was $18.9 million, $15.2 million and $12.4 million in 1997, 1996 and 1995, respectively. The effective tax rate was 36.4%, 32.1% and 31.7% in 1997, 1996 and 1995, respectively. In 1996, State
Savings' lower effective tax rate resulted from reduction of its accrual for federal income taxes due to the resolution of certain tax contingencies. The 1995 effective tax rate was lower than the statutory rate as a result of a refund of federal income taxes.

FINANCIAL CONDITION

     SECURITIES. The investment portfolio consists largely of fixed and variable rate mortgage related securities, predominately underwritten to the standards of and guaranteed by the government-sponsored agencies of FHLMC, FNMA and GNMA. These securities differ from traditional debt securities primarily in that they have uncertain maturity dates and cash flows and are priced based on estimated prepayment rates on the underlying mortgages.

                                                               SECURITIES PORTFOLIO AT DECEMBER 31,
                                                              --------------------------------------
                                                                 1997          1996          1995
                                                              ----------    ----------    ----------
                                                                      (DOLLARS IN THOUSANDS)
Securities Available for Sale:
  U.S. Government and agency obligations....................   $ 66,291      $ 53,035      $104,838
  FHLMC common stock........................................      5,643         4,398         3,419
                                                               --------      --------      --------
     Total investment securities available for sale.........     71,934        57,433       108,257
                                                               --------      --------      --------
  Agency mortgage-backed securities.........................    123,140       113,848       192,801
  Collateralized mortgage obligations.......................    214,392       168,914       183,479
  Other mortgage-backed securities..........................     41,386        55,412             0
                                                               --------      --------      --------
     Total mortgage-backed securities available for sale....    378,918       338,174       376,280
                                                               --------      --------      --------
     Total securities available for sale....................   $450,852      $395,607      $484,537
                                                               ========      ========      ========
Securities Held to Maturity:
  Municipal securities......................................   $    195      $    200      $    250
                                                               --------      --------      --------
     Total investment securities held to maturity...........        195           200           250
                                                               --------      --------      --------
  Collateralized mortgage obligations.......................      4,996         4,996         4,996
  Other mortgage-backed securities..........................      6,166         7,487         8,742
                                                               --------      --------      --------
     Total mortgage-backed securities held to maturity......     11,162        12,483        13,738
                                                               --------      --------      --------
     Total securities held to maturity......................   $ 11,357      $ 12,683      $ 13,988
                                                               ========      ========      ========

     Securities available for sale are carried at estimated fair value, while securities held to maturity are carried at amortized cost.

     LOANS. The following table shows the composition of the loan portfolio, prior to deductions for undisbursed loans in process, unamortized discounts on purchased loans, deferred loan origination and commitment fees and allowance for loan losses, by major category at December 31 for the periods presented.

                                       1997                  1996                  1995
                                -------------------   -------------------   -------------------
                                  AMOUNT       %        AMOUNT       %        AMOUNT       %
                                ----------   ------   ----------   ------   ----------   ------
                                                    (DOLLARS IN THOUSANDS)
Real estate - one-to
  four-family.................  $1,373,391    60.5%   $1,156,596    56.8%   $1,003,020    54.7%
Real estate - multi family and
  other.......................     319,677    14.1%      350,831    17.2%      350,394    19.1%
Real estate - construction....     355,678    15.7%      354,356    17.4%      349,884    19.1%
                                ----------   ------   ----------   ------   ----------   ------
          Total mortgage
            loans.............   2,048,746    90.3%    1,861,783    91.4%    1,703,298    92.9%
Consumer......................     187,707     8.3%      145,215     7.1%       99,455     5.4%
Business......................      32,307     1.4%       30,914     1.5%       31,352     1.7%
                                ----------   ------   ----------   ------   ----------   ------
          Total loans.........  $2,268,760   100.0%   $2,037,912   100.0%   $1,834,105   100.0%
                                ==========   ======   ==========   ======   ==========   ======

     Total loan balances increased 11.3% and 11.1% in 1997 and 1996, respectively. State Savings increased its one-to-four family loans by aggressively marketing its residential loan products through its retail banking network and competitively pricing both its adjustable and fixed rate loan products. Such loans grew 18.7% in 1997 and 15.3% in 1996, and represent 60.5% and 56.8% of total loans at December 31, 1997 and 1996, respectively. In recent years, State Savings increased its variable-rate loan originations most of which are maintained in the permanent loan portfolio. The total loan production was $1.2 billion in 1997 and $1.1 billion in 1996 of which fixed-rate originations represented $401.2 million and $283.1 million in 1997 and 1996, respectively. As interest rates declined during 1997, the demand for fixed rate loans increased. State Savings aggressively marketed its fixed rate loan products resulting in a significant increase in originations. As part of its asset/liability management program, fixed rate loans are typically sold in the secondary market, primarily to FNMA and FHLMC, to reduce State Savings' exposure to fluctuations in interest rates. Consumer and other loans increased 24.9% in 1997 and 34.6% in 1996. During 1997 and 1996, management emphasized, and continues to promote, growth in consumer loans focusing on the automobile and home equity product types in an effort to diversify the loan portfolio and improve net interest income.

     NON-PERFORMING ASSETS. Non-performing assets consist of (1) nonaccrual loans on which the ultimate collectibility of the full amount of interest and principal is uncertain and (2) real estate owned. A summary of nonperforming assets at December 31 follows:

                                                                  NONPERFORMING ASSETS
                                                              -----------------------------
                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                 (DOLLARS IN THOUSANDS)
Loans accounted for on a non-accrual basis(1)
  One- to four-family residential real estate...............  $16,087    $13,282    $12,165
  Multi family and other real estate........................    2,801      6,338      5,226
  Real estate construction..................................    3,152      9,324      2,354
  Consumer..................................................    1,441        949        515
  Business..................................................      945        909      1,276
                                                              -------    -------    -------
Total non-accrual loans.....................................  $24,426    $30,802    $21,536
Other nonperforming assets(2)...............................    3,425      4,344      5,938
                                                              -------    -------    -------
Total nonperforming assets..................................  $27,851    $35,146    $27,474
                                                              =======    =======    =======
Percentage of non-accrual loans to total loans..............     1.08%      1.51%      1.17%
                                                              =======    =======    =======

---------------
(1) Non-accrual loans include loans 90 days or more past due or loans 90 days or more past maturity that may be current on interest payments and loans that meet non-accrual criteria as established by FASB and/or regulatory authorities. Payments received are either applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the collectibility of the loan.

(2) Consists of real estate acquired through foreclosure which is carried at the lower of cost or fair value less estimated selling expenses.

     Nonperforming assets as a percentage of total loans and real estate owned was 1.23% at December 31, 1997, an improvement over the 1.72% at December 31, 1996. There was an increase of $2.8 million in non-accrual one-to-four family residential real estate loans which is primarily a result of the $217 million increase in such loans during the year ended December 31, 1997. Real estate construction nonperforming loans decreased by $6.2 million during 1997. This decrease resulted primarily from two loans which had nonperforming balances of $5 million in 1996; however, only $400,000 of such loans were nonperforming at December 31, 1997. Multi-family and other real estate nonperforming loans decreased by $3.5 million principally resulting from loan payoffs and one loan with a $1.2 million balance at December 31, 1996 becoming current during 1997. The increase in nonperforming assets at December 31, 1996 principally resulted from an increase in real estate construction loans principally related to the two loans with outstanding balances of $5 million previously discussed.

     DEPOSITS. Interest-earning assets are principally funded by core deposits. State Savings has increased deposit balances by offering competitive rates, expanding into new markets and engaging in promotional campaigns to increase market share. Deposits increased 11.0% in 1997 and 7.5% in 1996. There were four retail banking branches (two in Arizona and two in Ohio) opened during 1997 which increased deposits by over $30 million. Additionally, over the last three years, the retail banking branches have increased market share through promotional campaigns generating growth in certificates of deposit and transaction accounts.

     The following table depicts the relative composition of State Savings' deposits at December 31 for each period presented.

                                                           1997      1996      1995
                                                          ------    ------    ------
Passbook/statement......................................    6.6%      8.8%     10.9%
NOW and demand..........................................    9.5%      9.0%      8.2%
Market access...........................................   26.4%     25.6%     24.8%
Certificates of deposit.................................   57.5%     56.6%     56.1%
                                                          ------    ------    ------
Total...................................................  100.0%    100.0%    100.0%
                                                          ======    ======    ======

     CAPITAL RESOURCES. At December 31, 1997, shareholders' equity was $266.7 million compared to $231.2 million at December 31, 1996, an increase on $35.5 million or 15.3%. This increase in capital resulted primarily from the retention of earnings and upward market adjustments on available for sale securities offset in part by dividends paid. State Savings' (specifically subsidiaries of State Savings subject to regulatory capital requirements) total risk-weighted capital (minimum required level for capital adequacy is 8%) was 13.0%, 14.4%, and 14.1% at December 31, 1997, 1996 and 1995, respectively. State Savings' regulated subsidiaries meet all the capital adequacy requirements to which they are subject and each regulated subsidiary was classified as well-capitalized under the regulatory framework for prompt corrective action. See footnote 12 to the State Savings Company Consolidated Financial Statements and Notes thereto, included herein, for an analysis of the regulatory capital of each of the Thrift Subsidiaries.

LIQUIDITY AND MARKET RISK

     The objective of State Savings' Asset/Liability Management ("ALCO") function is to maintain consistent growth in net interest income within State Savings' policy guidelines. This objective is accomplished through State Savings' management of its liquidity and interest rate risk exposures due to changes in economic conditions, interest rate levels and customer preferences.

     The goal of liquidity management is to provide adequate funds to meet changes in loan demand or any potential unexpected deposit withdrawals. This goal is accomplished primarily by maintaining sufficient liquid assets in the form of federal funds sold, securities purchased under resale agreements and available for sale securities, along with consistent core deposit growth, and the availability of unused capacity to borrow funds from the FHLB of Cincinnati. At December 31, 1997, State Savings had the ability to generate liquid assets from the following sources: federal funds sold and securities purchased under resale agreements of $114.9 million, available-for-sale securities of $450.9 million, and has substantial borrowing capacity from the FHLB of Cincinnati. State Savings believes that because it has a stable core deposit base and substantial liquid assets, no significant borrowings would be necessary to manage balance sheet changes in the near term.

     Management considers interest rate risk to be State Savings' most significant market risk. Interest rate risk is the exposure to adverse changes in the net interest income of State Savings as a result of changes in interest rates. Consistency in State Savings' earnings is largely dependent on the effective management of interest rate risk.

     State Savings employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. State Savings uses an earnings simulation model to analyze net interest income sensitivity and the impact on market value of portfolio equity ("MVPE") to movements in interest rates. The model is based on actual cash flows and repricing characteristics for on and off balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. Assumptions based on the historical behavior of deposit rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income or MVPE. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies. See "STATE SAVINGS COMPANY -- Investment Activities -- Asset/Liability Management."

     Given an immediate, sustained 200 basis point upward shock to the yield curve used in the simulation model, it is estimated that MVPE for State Savings would decrease by 15% over one year. A 200 basis point immediate, sustained downward shock in the yield curve would increase MVPE by an estimated 4.7% over one year. All of these estimated changes in MVPE are within policy guidelines established by the Board of Directors.

     As a primary means of funding interest-earning assets, State Savings maintains core transaction deposits which generally are more resistant to interest rate changes than other funding options. State Savings focuses its efforts on net interest margin growth and management of its retail banking operation. State Savings does not currently engage in trading activities.

     State Savings continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that generally hedging instruments currently available are not cost effective for State Savings and, therefore, minimizes the use of derivatives. However, to a limited extent, State Savings has purchased interest rate floors and caps to mitigate the impact of movements in interest rates. The following table summarizes State Savings' interest rate caps and floors as of December 31, 1997 and 1996.

                                                                                  WEIGHTED AVERAGE
                                                                    UNREALIZED    -----------------
                                                        NOTIONAL      GAINS       STRIKE     LIFE
                                                         AMOUNT      (LOSSES)      RATE     (YEARS)
                                                        --------    ----------    ------    -------
                                                                  (DOLLARS IN THOUSANDS)
December 31, 1997:
  Interest rate floors purchased......................  $ 45,000      $  21        4.50%      1.7
  Interest rate caps purchased........................    80,000       (368)       6.06%      1.0
December 31, 1996:
  Interest rate floors purchased......................    45,000          2        4.28%      1.5
  Interest rate caps purchased........................   105,000       (481)       6.05%      1.7

     State Savings is exposed to credit-related losses in the event of nonperformance by counterparties to the above financial instruments. However, the Company deals only with primary dealers and does not anticipate nonperformance by the counterparty.

RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. The statement requires additional reporting of items that affect comprehensive income but not net income. An example relevant to State Savings is unrealized gains and losses on securities available for sale. This statement will result in additional financial statement disclosures.

YEAR 2000

     As with many other companies, some of State Savings' computer programs were originally designed to recognize calendar years by their last two digits. Calculations performed using these truncated fields will not work properly with dates from the year 2000 and beyond. A comprehensive review to identify the systems affected by this issue was completed. Many of State Savings' systems are vendor-supplied, and vendors have been requested to provide State Savings with year 2000 certification or a delivery commitment letter. The implementation plan was developed and was in the process of execution, when in January 1998, State Savings signed the Affiliation Agreement with Fifth Third. Upon consummation of the Merger, State Savings and Fifth Third personnel would review State Savings' computer systems and evaluate the future utility of such computer programs. Management believes that many of State Savings' existing computer programs may be eliminated and State Savings would convert to Fifth Third's systems.

            CERTAIN BENEFICIAL OWNERS OF STATE SAVINGS COMMON SHARES

     The following table sets forth certain information in respect of the only persons known to State Savings to own beneficially more than 5% of the State Savings Common Shares as of December 31, 1997, other than directors of State Savings, whose ownership is reported under "STATE SAVINGS MANAGEMENT":

                                                          AMOUNT & NATURE OF
                                                               OWNERSHIP
NAME AND ADDRESS                                          -------------------    PERCENT
OF BENEFICIAL OWNER                                         SOLE      SHARED     OF CLASS
-------------------                                       --------    -------    --------
J. Gilbert Reese........................................  344.000     26.000       6.17%
  P.O. Box 919
  Newark, Ohio 43058
Thekla R. Shackelford...................................  629.518         --      10.49%
  6020 Havens Road
  Gahanna, Ohio 43230

                            STATE SAVINGS MANAGEMENT

     The following table presents the names and ages of the directors and certain executive officers of State Savings, their current positions and offices held with State Savings, their business experience during the past five years and certain other information, together with their beneficial ownership of State Savings Common Shares at December 31, 1997:

                                                                    SHARES OF STATE SAVINGS COMMON STOCK
                                                                     BENEFICIALLY OWNED AT DECEMBER 31,
                                                                                    1997
                                                                   --------------------------------------
                                                                     NUMBER OF SHARES
                                                   DIRECTOR OF             OWNED
                                                  STATE SAVINGS    ---------------------      PERCENT OF
DIRECTORS AND EXECUTIVE OFFICERS                      SINCE           SOLE       SHARED          CLASS
--------------------------------                  -------------    ----------    -------      -----------
David E. Reese, age 57, Chairman of the Board of
  Directors of State Savings since July 1, 1997.
  Formerly, Vice Chairman of the Board of
  Directors of State Savings from 1972 to June
  30, 1997......................................      1970           867.000     24.750(2)       14.86%
Donald B. Shackelford, age 65, Vice Chairman of
  State Savings since July 1, 1997. Formerly,
  Chairman of the Board of Directors of State
  Savings from 1972 to June 30, 1997. Director
  of The Limited, Inc., The Progressive
  Corporation, Worthington Foods, Inc., Intimate
  Brands, Inc., and Abercrombie & Fitch Co......      1967           117.006     24.750(1)(2)     2.36
Stanford Ackley.................................      1993                --         --             --
Ralph W. Anderson...............................      1972             5.000         --           0.08
Leslie A. Bostic................................      1974             1.000         --           0.02
A. Grant Bowen..................................      1980             3.000         --           0.05
Tanny Crane.....................................      1993             5.000         --           0.08
Robert H. Jeffery...............................      1969             5.000         --           0.08
Phoebe R. Lewis.................................      1995           753.000         --          12.55
Allan B. McFarland..............................      1968           181.000     212.50(2)        6.56
All directors and executive officers as a group
  (13 persons)..................................                   2,050.006     212.50(2)       37.71

---------------
(1) Does not include 629.518 shares owned by Mr. Shackelford's wife, Thekla R. Shackelford.

(2) Includes 24.750 shares owned jointly by Messrs. Reese, Shackelford and McFarland and reflected in each of their number of shares owned.

     The following table presents certain information regarding the compensation received by David E. Reese and Donald B. Shackelford, the Chairman and Vice Chairman of the Board of Directors of State Savings. This information is being presented because both Mr. Reese and Mr. Shackelford will be appointed to positions on the Board of Directors of Fifth Third. Information regarding the compensation of the officers of Fifth Third is incorporated herein by reference to Fifth Third's Proxy Statement dated February 9, 1998. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                      -------------------------        ALL OTHER
       NAME AND PRINCIPAL POSITION            YEAR    SALARY($)(1)    BONUS ($)    COMPENSATION(2)(3)
       ---------------------------            ----    ------------    ---------    ------------------
David E. Reese                                1997      $296,400      $225,000          $45,408(2)(3)
Chairman
Donald B. Shackelford                         1997      $296,400      $225,000          $45,408(2)(3)
Vice Chairman

---------------
(1) Does not include amounts attributable to other miscellaneous benefits received by executive officers. The cost to State Savings of providing such benefits to each of Mr. Reese and Mr. Shackelford was less than 10% of his cash compensation.

(2) As to each of Mr. Reese and Mr. Shackelford, includes contributions by State Savings of $18,375 under the State Savings Bank Profit Sharing Plan, a retirement plan qualified under Section 401(a) of the Code (the "Qualified Plan"). Under the provisions of the Qualified Plan, a participant is eligible (1) to make salary deferral contributions pursuant to Section 401(k) of the Code; (2) to receive employer matching contributions on a portion of such salary deferral contributions and (3) to receive an employer profit sharing contribution based on a percentage of his or her compensation received from State Savings for the calendar year.

(3) As to each of Mr. Reese and Mr. Shackelford, includes contributions by State Savings of $27,033, under the State Savings Bank Nonqualified Profit Sharing Plan, a plan of deferred compensation which is not qualified under the applicable provisions of the Code (the "Nonqualified Plan"). Pursuant to the provisions of the Nonqualified Plan, each calendar year a participant is eligible to receive an annual credit to his or her vested account, the amount of which credit is determined in the discretion of the Executive Compensation Committee of the Board of Directors (the "Committee"). In addition, each year, participant accounts are credited with an "earnings" factor determined by the Committee. Upon retirement, death, disability or other termination of employment, a participant is eligible to receive a distribution of the amount then credited to his or her account. Pursuant to applicable law, all benefits under the Plan are, at all times, considered assets of State Savings and subject to its general creditors.

     Each of Mr. Reese and Mr. Shackelford received awards pursuant to the State Savings Company 1995 Key Employee Incentive Compensation Plan (the "Key Plan"). The Key Plan is a plan of deferred compensation which is not qualified under
Section 401 of the Code. Under the provisions of the Key Plan, each participant has an account to which a specified number of "units" is credited, the number of which is determined in the discretion of the Committee. At the time such units are initially credited to a participant's account, they are "valued," based upon a fraction of the then book value of the State Savings Common Shares. At the time that a participant is eligible for a distribution from the Key Plan, such participant receives a cash payment equal to the difference between (1) the value of the units credited to his or her account, determined by use of a fraction of the book value of the State Savings Common Shares at time of distribution and (2) the initial value of such units. Distributable events under the Key Plan are determined based upon specific provisions contained in agreements entered into between Key Plan participants and the Committee.

     The following table sets forth certain information with respect to the awards held by Mr. Reese and Mr. Shackelford pursuant to the Key Plan:

                                                                         NUMBER OF
                                                                         SECURITIES         VALUE OF
                                                                         UNDERLYING       UNEXERCISED
                                                                        UNEXERCISED       IN-THE-MONEY
                                                                        OPTIONS/SARS      OPTIONS/SARS
                                                                        AT 12/31/97       AT 12/31/97
                                        SHARES ACQUIRED     VALUE      EXERCISEABLE/     EXERCISEABLE/
                NAME                      ON EXERCISE      REALIZED    UNEXERCISEABLE    UNEXERCISEABLE
                ----                    ---------------    --------    --------------    --------------
David E. Reese.......................         N/A            N/A         30,000/-0-      $3,672,951(1)
Donald B. Shackelford................         N/A            N/A         30,000/-0-       3,672,951(1)

---------------
(1) Amount reflects the difference between the value of the units based upon the closing price of Fifth Third Common Stock on January 2, 1998 and the initial value of such units. All participants in the Key Plan agreed on January 2, 1998 to fix the value of the units based upon such closing price.

     Mr. Reese and Mr. Shackelford have also executed Fifth Third Employment Contracts. See "PROPOSAL -- MERGER OF STATE SAVINGS INTO FIFTH
THIRD -- Interests of Certain Persons in the Merger."

                  DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE
                             RIGHTS OF SHAREHOLDERS

     Fifth Third and State Savings are both corporations organized under the laws of the State of Ohio.

     Fifth Third is authorized to issue 300,000,000 shares of Fifth Third Common Stock, no par value, and 500,000 shares of preferred stock, no par value ("Fifth Third Preferred Stock"). As of December 31, 1997, Fifth Third had outstanding 232,836,842 shares of Fifth Third Common Stock and no shares of Fifth Third Preferred Stock. Pursuant to Article Fourth of Fifth Third's Second Amended Articles of Incorporation, as amended, the Board of Directors of Fifth Third may, without further action of the stockholders, (a) divide into one or more new series the authorized shares of Fifth Third Preferred Stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and (c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third Preferred Stock shall not be entitled to vote on any matter.

     State Savings is authorized to issue 600,000 State Savings Common Shares. As of the Record Date, State Savings had outstanding 6,000 State Savings Common Shares.

     Set forth below is a description of Fifth Third Common Stock and State Savings Common Shares. This description and analysis are brief summaries of relevant provisions of the Second Amended Articles of Incorporation, as amended, and Code of Regulations of Fifth Third and of the Amended Articles of Incorporation and Code of Regulations of State Savings and are qualified in their entirety by reference to such documents.

VOTING RIGHTS

     Holders of both Fifth Third Common Stock and State Savings Common Shares are entitled to one vote per share on all matters submitted to a vote of stockholders.

     The Code of Regulations of both Fifth Third and State Savings provide for the division of their respective Boards of Directors into three classes of approximately equal size. Directors of each Board of Directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified Board of Directors expire each year. This classification of the Boards of Fifth Third and State Savings may make it more difficult for a shareholder to acquire immediate control of Fifth Third or State Savings and remove management by means of a hostile takeover. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the shareholders to replace a majority of directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual meeting.

     Fifth Third's Second Amended Articles of Incorporation, as amended, contains another potential anti-takeover device. As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third Preferred Stock, and its Board of Directors may designate various characteristics and rights of such stock, including conversion rights. Accordingly, as an anti-takeover measure, Fifth Third's Board of Directors may authorize the conversion of shares of Fifth Third Preferred Stock into any number of shares of Fifth Third Common Stock and thus dilute the outstanding shares of Fifth Third Common Stock.

     The holders of Fifth Third Common Stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no shareholder of the corporation may cumulate his or her voting power, each shareholder has the right to vote cumulatively in the election of directors of such corporation if (i) written notice is given by any stockholder of such corporation to the President, a Vice President or the Secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that such shareholder desires that voting for the election of directors be cumulative, and (ii) announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or the Secretary or by or on behalf of the shareholder giving such notice. In such event, each stockholder will be entitled to cumulate such voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute such votes on the same principle among two or more candidates, as each stockholder sees fit. The availability of cumulative voting rights enhances the ability of minority stockholders to obtain representation on the Board of Directors.

     Pursuant to State Savings' Amended Articles of Incorporation and Code of Regulations, the shareholders of State Savings do not have the right to vote cumulatively in the election of directors.

DIVIDENDS

     Holders of Fifth Third Common Stock and State Savings Common Shares are each entitled to dividends as and when declared by the respective Boards of Directors of each institution out of funds legally available for the payment of dividends. Fifth Third and State Savings have, in the past, declared and paid dividends on a quarterly basis, and intend to continue to do so in the immediate future in such amounts as their respective Boards of Directors shall determine.

     Most of the revenues of Fifth Third and State Savings available for payment of dividends derive from amounts paid to each such corporation by its respective subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of such bank's net profits (as defined) and retained net profits for the preceding two years. Under the law applicable to federally chartered savings associations, the amount of dividends which a savings association may make without the approval of the OTS depends upon the amount of capital possessed by such savings association. Savings associations which, like SSB and Century, have capital immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend that is equal to or greater than the amount of their fully phased-in capital requirements, are generally authorized to pay dividends during a calendar year up to the greater of 100% of their net income during the calendar year plus the amount that would reduce by one-half their surplus capital or 75% of net income during the most recent four quarters (minus dividends previously paid over that period).

     The affiliates of Fifth Third include both state and nationally chartered banks. Under the applicable regulatory limitations, during the year 1998, the affiliates of Fifth Third could declare aggregate dividends limited to their 1998 eligible net profits, as defined, and their retained 1997 and 1996 net income, without the approval of their respective regulators. The Comptroller of the Currency, banking authorities of the States of Ohio, Indiana, Kentucky and Florida, the principal regulators of such affiliates, have the statutory authority to prohibit a depository institution under their supervision from engaging in what, in their opinion, constitutes an unsafe or unsound practice in conducting its banking or savings association business. The payment of dividends could, depending upon the financial condition of affiliates, be deemed to constitute such an unsafe or unsound practice. Neither State Savings nor any affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

     If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company, savings association or savings and loan holding company under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which Fifth Third and State Savings, and their respective affiliates, may pay.

PREEMPTIVE RIGHTS

     Holders of State Savings Common Shares are entitled to preemptive rights with respect to any State Savings Common Shares that may be issued. Stockholders of Fifth Third do not have such preemptive rights.

RIGHTS UPON LIQUIDATION

     In the event of any liquidation, dissolution or winding up of State Savings, the holders of State Savings Common Shares would be entitled to receive, after payment or provision for payment of all debts and liabilities of State Savings (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of State Savings available for distribution. With respect to Fifth Third, Fifth Third's stockholders have identical rights on liquidation, dissolution or winding up, subject to identical considerations in the event of any issuance of Fifth Third Preferred Stock.

INDEMNIFICATION AND PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

     Fifth Third's Code of Regulations provides for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Ohio law, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer. State Savings' Code of Regulations also provides for the indemnification of each director and officer of the corporation to the fullest extent permitted by Ohio law. Fifth Third and State Savings do not have any additional indemnification agreements with their directors or executive officers.

     If the Merger is consummated, Fifth Third will assume all such obligations of State Savings for the indemnification of its officers and directors.

SHAREHOLDERS' MEETINGS; QUORUM

     Special meetings of Fifth Third's stockholders may be called at any time by the Board of Directors or by the stockholders of Fifth Third upon the written application of the holders of at least 25% of all Fifth Third capital stock entitled to vote on the matters to be considered at the meeting. Such applications must set forth the purpose or purposes of the meeting. Special meetings of State Savings' shareholders may be called at any time by the Chairman of the Board of Directors, the Vice Chairman, the President, the Vice President authorized to exercise the authority of the President (in the case of the President's absence, death or disability), the Secretary, the Board of Directors or by the shareholders of State Savings upon the written application of the holders of at least 25% of all State Savings Common Shares outstanding and entitled to vote on the matters to be considered at the meeting. Such applications must set forth the purposes of the meeting.

     The presence in person or by proxy of the holders of a majority of the shares of stock entitled to vote at a meeting on every matter that is to be voted on constitutes a quorum under the Code of Regulations of Fifth Third. The Code of Regulations of State Savings provide that the shareholders present in person or by proxy shall constitute a quorum for a meeting.

SUBSCRIPTION, CONVERSION, REDEMPTION RIGHTS; STOCK NONASSESSABLE

     Neither Fifth Third Common Stock nor State Savings Common Shares has subscription or conversion rights, and there are no mandatory redemption provisions applicable thereto. Shares of Fifth Third Common Stock issued to shareholders of State Savings pursuant to the Affiliation Agreement will be validly issued, fully paid and non-assessable, and will not, upon such issuance, be subject to preemptive rights of any shareholder of Fifth Third.

CHANGE OF CONTROL PROVISIONS

     The Articles of Incorporation and Code of Regulations of Fifth Third contain various provisions which could make more difficult a change in control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The ability of Fifth Third to issue shares of Fifth Third Common Stock may have the effect of delaying, deferring or preventing a change in control of Fifth Third. Additionally, Ohio law contains several provisions which would also make more difficult a change in control of each corporation or discourage a tender offer or other plan to restructure each corporation. The following discussion of some of these provisions is qualified in its entirety by reference to those particular statutory and regulatory provisions.

     OHIO CONTROL SHARE ACQUISITION ACT. Section 1701.831 of the Ohio Revised Code, the Ohio Control Share Acquisition Act (the "Control Share Act"), provides that any "control share acquisition" of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the issuing public corporation in accordance with the provisions of the Control Share Act. A "control share acquisition" is defined under the Control Share Act to mean the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33 1/3%, and a majority. Fifth Third and State Savings are proceeding on the assumption that the proposed acquisition by Fifth Third of State Savings Common Shares through the Merger may be deemed to be a "control share acquisition" under the Control Share Act.

     The Control Share Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation. The Ohio issuing public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date. State Savings received an acquiring person statement from Fifth Third on April 6, 1998, a copy of which is attached hereto as Annex D, and State Savings' shareholders will have the opportunity to vote upon Fifth Third's proposed acquisition at a separate special meeting. Such separate control share acquisition special meeting will be held immediately before the Special Meeting. A notice and proxy for such separate control share acquisition special meeting will be mailed to Shareholders of State Savings separate and apart from this Proxy Statement/Prospectus.

     The Control Share Act further specifies that the shareholders of the Ohio issuing public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. Accordingly, in order to comply with the Control Share Act, Fifth Third may only acquire State Savings Common Shares through the Merger upon the affirmative vote of (i) a majority of the voting power of State Savings Common Shares that is represented in person or by proxy at the separate special meeting, and (ii) a majority of the voting power of State Savings Common Shares that is represented in person or by proxy at the Special Meeting excluding those State Savings Common Shares deemed to be "interested shares" for purposes of the Control Share Act.

     "Interested shares" are defined under the Control Share Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person (in this case, Fifth Third); (2) any officer of State Savings; and (3) any director of State Savings who is also an employee of State Savings. "Interested shares" also include State Savings Common Shares that are acquired by any person after the date of the first public disclosure of the proposed Merger (in this case, January 5, 1998) and the date of the Special Meeting, if either (i) the aggregate consideration paid by such person, and any person acting in concert with him, for such State Savings Common Shares exceeds $250,000, or (ii) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding State Savings Common Shares. In order to determine whether any shares acquired after January 5, 1998 constitute "interested shares" pursuant to the preceding sentence, State Savings will examine its stock records as of January 5, 1998, as of the Record Date and as of the last business day preceding the Special Meeting. If any record holder (other than a broker, bank or other nominee) has increased his ownership interest by more than one-half of one percent of the outstanding State Savings Common Shares, or by a number of shares in excess of $250,000 divided by the book value of a State Savings Common Share during the period from January 5, 1998 through the Record Date, such additional shares held by such holder will be deemed "interested shares" upon receipt by State Savings of a validly executed proxy card from such a record holder. A record holder may rebut a presumption that shares are "interested shares" by providing State Savings with documentation satisfactory to State Savings' legal counsel establishing that such shares are not "interested shares" within the definition of Section 1701.01(CC)(2) of the Ohio Revised Code.

     As of the Record Date, 1,121.75 of the State Savings Common Shares held by employee directors and officers of State Savings would be "interested shares" under the Control Share Act. Except as set forth in the preceding paragraph, all other shares will be presumed to be disinterested shares unless State Savings acquires actual knowledge of facts that evidence such shares must be deemed "interested shares."

     OHIO MERGER MORATORIUM STATUTE. Chapter 1704 of the Ohio Revised Code prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person become an Interested Shareholder unless, prior to such date, the directors of the Issuing Public Corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an Interested Shareholder. Fifth Third is an Issuing Public Corporation for purposes of the statute. Chapter 1704 is not applicable to State Savings because it does not have a class of voting shares registered or traded on a national securities exchange or registered under section 12(g) of the Exchange Act and was not required to file periodic reports and information pursuant to section 15(d) of the Exchange Act. An Interested Shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation in the election of directors.

     A Chapter 1704 Transaction includes any merger, consolidation, combination, or majority share acquisition between or involving an Issuing Public Corporation and an Interested Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends, and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with, or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (a) increase the proportionate share ownership of an Interested Shareholder, (b) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder, or (c) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder. After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (a) the acquisition of shares pursuant to which the person became an Interested Shareholder received the prior approval of the board of directors of the Issuing Public corporation,
(b) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder, or (c) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

     OHIO TENDER OFFER PROCEDURES. Ohio law also provides that an offeror may not make a tender offer or request or invitation for tenders that would result in the offeror beneficially owning more than ten percent of any class of the target company's equity securities unless such offeror files certain information with the Ohio Division of Securities (the "Securities Division") and provides such information to the target company and the offerees within Ohio. The Securities Division may suspend the continuation of the control bid if the Securities Division determines that the offeror's filed information does not provide full disclosure to the offerees of all material information concerning the control bid. The statute also provides that an offeror may not acquire any equity security of a target company within two years of the offeror's previous acquisition of any equity security of the same target company pursuant to a control bid unless the Ohio offerees may sell such security to the offeror on substantially the same terms as provided by the previous control bid. The statute does not apply to a transaction if either the offeror or the target company is a savings and loan or bank holding company and the proposed transaction requires federal regulatory approval. Accordingly, this provision does not apply to the Merger.

                        EFFECT OF GOVERNMENTAL POLICIES

     The earnings of both State Savings and Fifth Third and their subsidiaries are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, foreign governments and other official agencies. The Federal Reserve Board can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States Government securities, control of the discount rate applicable to borrowings and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

     From time to time various proposals are made in the United States Congress and in state legislatures and before various regulatory authorities that would alter the powers or the existing regulatory framework for banks, bank holding companies, savings banks and other financial institutions. It is impossible to predict whether any of the proposals will be adopted and the impact, if any, of such adoption on the business of State Savings or Fifth Third and its subsidiaries.

                      REGULATION OF FINANCIAL INSTITUTIONS

     The following is a discussion of some of the regulatory requirements applicable to bank holding companies, banks, savings and loan holding companies and savings banks. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. In addition to being governed by federal and state laws specifically governing bank holding companies, banks, savings and loan holding companies and savings banks, Fifth Third, State Savings and each of their respective subsidiaries are also governed by the corporate law of their state of incorporation to the extent such law does not conflict with the laws specifically governing bank holding companies, banks, savings and loan holding companies and savings banks.

HOLDING COMPANY REGULATION

     BANK HOLDING COMPANIES IN GENERAL. As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the BHCA.

     The Federal Reserve Board also may make examinations of a holding company and each of its subsidiaries. The BHCA requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank if, after such acquisition, it would own or control directly or indirectly, more than 5% of the voting shares of such bank.

     The BHCA also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

     SAVINGS AND LOAN HOLDING COMPANIES IN GENERAL. State Savings is a multiple savings and loan holding company subject to the regulatory oversight, examination and enforcement authority of the OTS. Though SSB and Century are not savings associations, they have elected to be treated as such for holding company purposes so that State Savings is not regulated as a bank holding company. State Savings is required to register and file periodic reports with the OTS. If the OTS determines that the continuation of a particular activity by a savings and loan holding company constitutes a serious threat to the financial condition of its subsidiary institutions, the OTS may impose restrictions on the holding company. Such restrictions may include limiting the payment of dividends, transactions with affiliates or any other activities deemed to pose a serious threat to the subsidiary institutions.

     Generally, no savings and loan holding company may (i) acquire or retain control of a savings association or another savings and loan holding company or control the assets thereof or (ii) acquire or retain more than 5% of the voting shares of a savings association or holding company thereof, which is not a subsidiary, without the prior written approval of the Director of the OTS. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock may also acquire control of any savings institution, other than a subsidiary institution, or any other savings and loan holding company.

     The Director of the OTS may approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state, if (i) the multiple savings and loan holding company involved controls a savings association which operated a home or branch office in the state of the association to be acquired as of March 5, 1987, (ii) if the laws of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state-chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions), or (iii) in the case of certain emergency thrift acquisitions.

     As a multiple savings and loan holding company, the activities of State Savings and those of any of its subsidiaries (other than SSB, Century and FSB) are subject to certain restrictions. Generally, no multiple savings and loan holding company or subsidiary thereof that is not a savings association may engage in any business activity other than (i) furnishing or performing management services for a subsidiary savings association, (ii) conducting an insurance agency or an escrow business, (iii) holding, managing or liquidating assets owned by or acquired from a subsidiary savings association, (iv) holding or managing properties used or occupied by a subsidiary savings association, (v) acting as trustee under deeds of trust, (vi) engaging in those activities previously directly authorized by federal regulation as of March 5, 1987, to be engaged in by multiple holding companies, or (vii) furnishing or performing such other services or engaging in those activities authorized by the Federal Reserve Board as permissible for bank holding companies, unless the director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above must also be approved by the Director of the OTS prior to being engaged in by a multiple holding company.

     Federal law provides that an insured institution shall be liable for any loss incurred by the FDIC in connection with the default or potential default of, or federal assistance provided to, an insured institution which is controlled by the same holding company. Such loss would be apportioned among all of the insured institutions controlled by the holding company.

     Congress is considering legislation to eliminate the federal savings and loan charter and the separate federal regulation of savings and loan associations. Pursuant to such legislation, Congress may eliminate the OTS, as a result of which FSB may be regulated under federal law as a bank or be required to change its charter. Such change in regulation or charter would likely change the range of activities in which State Savings may engage and would probably subject FSB to more regulation by the FDIC.

     In addition, State Savings might become subject to different holding company regulations which may limit the activities in which State Savings may engage and may subject State Savings to other additional regulatory requirements, including separate capital requirements. State Savings cannot now predict when or whether Congress may actually pass legislation regarding the regulatory requirements or charter of State Savings or FSB. Although such legislation may change the activities in which State Savings or FSB are authorized to engage, it is not anticipated that the current activities of State Savings or FSB will be materially affected by those activity limits.

     ACQUISITIONS OF SAVINGS ASSOCIATIONS BY HOLDING COMPANIES. Section 4 of the BHCA prohibits bank holding companies from acquiring or retaining shares of any company that is not a bank or is not engaging in any activity other than managing and controlling banks, except under certain circumstances. The primary exception permits bank holding companies to conduct activities and acquire companies solely in activities the Federal Reserve Board has determined in to be closely related to banking and a proper incident thereto. Section 346 of the Reigle Community Development and Regulatory Improvement Act of 1994 ("Section 346") amends amended Section 4 of the BHCA to establish a new notice procedure for obtaining Federal Reserve Board approval under Section 4(a)(2) and 4(c)(8) of the BHCA. Under Section 346, a proposal requiring Federal Reserve Board approval under Section 4(a)(2) or 4(c)(8) may be consummated 60 days after providing the Federal Reserve Board with complete written notice of the proposal, unless the notice period is extended as provided in the statute.
Section 346 also permits proposals to be consummated at any time during this notice period if approved by the Federal Reserve Board during this period. This interim rule replaced the application procedures of

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

Section 4(c)(8) of the BHCA with a new notice procedure and streamlined the procedures for obtaining Federal Reserve Board approval for nonbanking proposals in several respects. The interim rule contemplates action by the Federal Reserve Board on nonbanking proposals involving listed activities (including the acquisition of a thrift or thrift assets) within 30 days after a notice containing all of the information required by the rule has been received by the Federal Reserve Board. In approving the activities contained in such a notice, the Federal Reserve Board is precluded from opposing any restrictions on transactions between the bank holding company and the acquired savings association, except as required by Section 23A or 23B of the Federal Reserve Act or any other applicable law.

     Section 18(c) of the Federal Deposit Insurance Act ("FDI Act") (12 U.S.C. 1828(c)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation, acquisition of assets or assumption of deposit liabilities, and, incident thereto, to establish a branch or branches pursuant to Section 9 of the Federal Reserve Act (12 U.S.C. 321) and Section 5(d)(3) of the FDI Act (12 U.S.C. 1815(d)(3)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation or acquisition of assets or assumption of deposit liabilities of a savings association by a bank that is insured by the BIF.

CAPITAL REQUIREMENTS

     CAPITAL REQUIREMENTS FOR FIFTH THIRD. The federal banking regulators have issued regulations to implement certain capital requirements on commercial banks and large bank holding companies, such as Fifth Third. Under these regulations, commercial banks are required to maintain a minimum Tier 1 capital ratio to adjusted total assets of 4%. Tier 1 capital generally consists of common stockholders' equity, retained income and certain non-cumulative perpetual preferred stock and related income, except that no intangibles and certain purchased mortgage servicing rights and purchased credit card relationships may be included in capital.

     Additionally, commercial banks are required to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital," provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital include certain permanent and maturing capital instruments that do not qualify as Tier 1 capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. The Federal Reserve Board has established capital requirements for bank holding companies that generally parallel the capital requirements for commercial banks.

     Fifth Third, and each of its subsidiary banks, is in compliance with the current capital requirements. As of December 31, 1997, Fifth Third had a leverage ratio of 10.16%, its Tier 1 risk-based capital ratio was 12.09% and its total risk-based capital ratio was 14.70%.

     CAPITAL REQUIREMENTS FOR STATE SAVINGS. SSB, Century and FSB are required by applicable law and regulations to meet certain minimum capital requirements. The capital standards include a leverage limit, or core capital requirement, a tangible capital requirement applicable to FSB, and a risk-based capital requirement.

     For FSB, the leverage limit requires "core capital" of at least 3% of total assets. "Core capital" is comprised of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations.

     The tangible capital requirement provides that FSB must maintain "tangible capital" of not less than 1.5% of its adjusted total assets. "Tangible capital" is defined as core capital minus any "intangible assets".

     For SSB and Century, the leverage capital requirement is a minimum level of Tier 1 capital to average total consolidated assets of 3%, if they have the highest regulatory examination rating, well diversified risk and minimal anticipated growth or expansion, and between 4% and 5% of average total consolidated assets if they do not meet those criteria. "Tier 1" capital includes common stockholders equity, noncumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less all intangibles, other than includable purchased mortgage servicing rights and credit card relationships, and less certain identified losses and investments in subsidiaries' securities.

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

     Pursuant to the risk-based capital requirement, each of SSB, Century and FSB must maintain "risk-based capital" in an amount equal to not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital. There are certain differences between the risk weightings applicable to SSB and those applicable to State Savings and Century.

     The OTS has adopted an interest rate risk component to the risk-based capital requirement, though the implementation of that component has been delayed. Pursuant to that requirement, a savings association would have to measure the effect of an immediate 200 basis point change in interest rates on the value of its portfolio, as determined under the methodology established by the OTS. If the measured interest rate risk is above the level deemed normal under the regulation, the association will be required to deduct one-half of that excess exposure from its total capital when determining its level of risk-based capital. Pending implementation of the interest rate risk component, the OTS has the authority to impose a higher individualized capital requirement on any savings association it deems to have excess interest rate risk. The OTS also may adjust the risk-based capital requirement on an individual basis for any association to take into account risks due to concentrations of credit and non-traditional activities.

     The FDIC has adopted a new interest rate risk component to the capital requirements applicable to Non-member Banks. It includes a final rule to allow for an increase in a Non-member Bank's risk-based capital requirements on an individualized basis to address the bank's exposure to a decline in the economic value of its capital due to a change in interest rates. It also includes a proposed policy to provide for measurement of such decline in economic value by determining the amount of change in the present value of an institution's assets, liabilities and off-balance sheet items as a result of a 200 basis point change in interest rates, and taking into account an institution's management of its interest rate risk and the overall risk exposure of the institution. There is a proposed exemption from the policy for small, well-managed institutions with moderate interest rate risk exposure based on asset maturities or repricing schedules. Such institutions must still measure and assess interest rate risk.

     The FDIC has added a market risk component to the capital requirements of Non-member Banks. Such component requires additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The policy applies to an institution only if its trading portfolio exceeds certain thresholds. State Savings and Century cannot predict in what form this market risk component will be adopted, if at all. At December 31, 1997, State Savings and Century did not have a trading portfolio. The FDIC may also require additional capital to address concentrations of credit and non-traditional activities on a case-by-case basis.

     The OTS and FDIC have adopted regulations governing prompt corrective action to resolve the problems of capital deficient and otherwise troubled savings associations and Non-member Banks. At each successively lower defined capital category, an institution is subject to more restrictive and numerous mandatory or discretionary regulatory actions or limits, and the applicable agency has less flexibility in determining how to resolve the problems of the institution. The agencies have defined these capital levels as follows: (1) well-capitalized institutions must have total risk-based capital of at least 10%, core or Tier 1 risk-based capital (consisting only of items that qualify for inclusion in core or Tier 1 capital) of at least 6% and core or Tier 1 capital of at least 5%; (2) adequately capitalized institutions are those that meet the regulatory minimum of total risk-based capital of at least 8%, core or Tier 1 risk-based capital (consisting only of items that qualify for inclusion in core or Tier 1 capital) of at least 4% and core or Tier 1 capital of at least 4% (except for institutions receiving the highest examination rating and with an acceptable level of risk, in which case the core or Tier 1 capital level is at least 3%); (3) undercapitalized institutions are those that do not meet regulatory limits, but that are not significantly undercapitalized; (4) significantly undercapitalized institutions have total risk-based capital of less than 6%, core or Tier 1 risk-based capital (consisting only of items that qualify for inclusion in core or Tier 1 capital) of less than 3% and core or Tier 1 capital of less than 3%; and (5) critically undercapitalized institutions are those with core or Tier 1 capital of less than 2% of total assets. In addition, the agency generally can downgrade an institution's capital category, notwithstanding its capital level, if, after notice and opportunity for hearing, the institution is deemed to be engaging in an unsafe or unsound practice, because it has not corrected deficiencies that resulted in it receiving a less than satisfactory examination rating on matters other than capital or it is deemed to be in an unsafe or unsound condition.

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

     An undercapitalized institution must submit a capital restoration plan to the applicable agency within 45 days after it becomes undercapitalized. Such institution will be subject to increased monitoring and asset growth restrictions and will be required to obtain prior approval for acquisitions, branching and engaging in new lines of business. Furthermore, critically undercapitalized institutions must be placed in conservatorship or receivership within 90 days of reaching that capitalization level, except under limited circumstances. Each of the capital levels of SSB, Century and FSB at December 31, 1997, met the standards for well-capitalized institutions.

     Federal law prohibits a financial institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. In addition, each company controlling an undercapitalized institution must guarantee that the institution will comply with its capital restoration plan until the institution has been adequately capitalized on an average during each of the four preceding calendar quarters and must provide adequate assurances of performance. The aggregate liability pursuant to such guarantee is limited to the lesser of (a) an amount equal to 5% of the institution's total assets at the time it became undercapitalized or (b) the amount necessary to bring the institution into compliance with all capital standards applicable to such institution at the time the institution fails to comply with its capital restoration plan.

REGULATION OF BANKS

     The operations of the subsidiary banks of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

     National banks are subject to the supervision and examination of the Office of the Comptroller of the Currency. In addition, national banks must be members of the Federal Reserve System and their deposits are insured by the FDIC. As such, national banks are subject to certain regulations issued by the FDIC and Federal Reserve Board. State chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions (the "Division"), in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, and in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions.

REGULATION OF SAVINGS BANKS

     SUPERVISION AND EXAMINATION. The FDIC is responsible for the regulation and supervision of all commercial banks and state savings banks that are not members of the Federal Reserve System ("Non-member Banks"), including SSB and Century. The OTS is responsible for the regulation and supervision of all savings associations, including FSB.

     The FDIC issues regulations governing the operations of Non-member Banks, examines such institutions and may initiate enforcement actions against such institutions and certain persons affiliated with them for violations of laws and regulations or for engaging in unsafe or unsound practices. If the grounds provided by law exist, the FDIC may appoint a conservator or a receiver for a Non-member Bank.

     The OTS issues regulations governing the operations of savings associations, regularly examines such institutions and imposes assessments on savings associations based on their asset size to cover the costs of this supervision and examination. It also promulgates regulations that prescribe permissible activities for federally chartered associations, including the types of lending that such associations may engage in and the investments in real estate, subsidiaries and securities they may make. The OTS also may initiate enforcement actions against savings associations and certain persons affiliated with them for violations of laws or regulations or for engaging in unsafe or unsound practices. If the grounds provided by law exist, the OTS may appoint a conservator or receiver for a savings association.

     Non-member Banks and savings associations are also subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure,

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

equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of an institution to open a new branch or engage in a merger transaction.

     LIQUIDITY. OTS regulations require that a savings association maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than 4% of its net withdrawable savings deposits plus borrowings payable in one year or less. Monetary penalties may be imposed upon associations failing to meet liquidity requirements. The average eligible liquidity of FSB at December 31, 1997, was approximately $26.4 million, or 6.14%, and exceeded the applicable 4% liquidity requirement by approximately $9.2 million.

     SSB and Century are not required to maintain a specific level of liquidity; however, the FDIC expects them to maintain adequate liquidity to protect the safety and soundness of their institutions.

     QUALIFIED THRIFT LENDER TEST. Savings associations are required to meet the QTL test. Prior to September 30, 1996, the QTL test required savings associations to maintain a specified level of investments in assets that are designated as qualifying thrift investments ("QTI"), which are generally related to domestic residential real estate and manufactured housing and include credit card, student and small business loans, and stock issued by any FHLB, the FHLMC or the FNMA. Under this test 65% of an institution's "portfolio assets" (total assets less goodwill and other intangibles, property used to conduct business and 20% of liquid assets) must consist of QTI on a monthly average basis in 9 out of every 12 months. Congress created a second QTL test, effective September 30, 1996, pursuant to which a savings association will qualify as a QTL thrift if at least 60% of the institution's assets (on a tax basis) consist of specified assets (generally loans secured by residential real estate or deposits, educational loans, cash and certain governmental obligations). The OTS may grant exceptions to the QTL test under certain circumstances. If a savings association fails to meet the QTL test, the association and its holding company become subject to certain operating and regulatory restrictions. A savings association that fails to meet the QTL test will not be eligible for new FHLB advances. At December 31, 1997, each of SSB, Century and FSB met the QTL test.

     LIMITATIONS ON CAPITAL DISTRIBUTIONS. The OTS imposes various restrictions or requirements on the ability of associations to make capital distributions, including dividend payments. OTS regulations also establish a three-tier system limiting capital distributions according to ratings of associations based on their capital level and supervisory condition.

     Tier 1 consists of associations that, before and after the proposed distribution, meet their fully phased-in capital requirements. Associations in this category may make capital distributions during any calendar year equal to the greater of 100% of net income, current year-to-date, plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year, or the amount authorized for a Tier 2 association. A Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association. FSB meets the requirements for a Tier 1 association and has not been notified of any need for more than normal supervision.

     Tier 2 consists of associations that before and after the proposed distribution meet their current minimum, but not fully phased-in, capital requirements. Associations in this category may make capital distributions of up to 75% of net income over the most recent four-quarter period. Tier 3 associations do not meet current minimum capital requirements and must obtain OTS approval of any capital distribution. Tier 2 associations that propose to make a capital distribution in excess of the noted safe harbor level must also obtain OTS approval. Tier 2 associations proposing to make a capital distribution within the safe harbor provisions and Tier 1 associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns.

     As a subsidiary of State Savings, FSB is required to give the OTS 30-days' notice prior to declaring any dividend on its stock. The OTS may object to the distribution during that 30-day period.

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

     FDIC regulations provide that an insured depository institution shall make no capital distribution if after making the distribution, the institution would be undercapitalized.

     LENDING LIMITS. OTS and FDIC regulations generally limit the aggregate amount that SSB, Century and FSB can lend to one borrower to an amount equal to 15% of the association's Lending Limit Capital. A savings association may lend to one borrower an additional amount not to exceed 10% of the association's unimpaired capital and surplus, if the additional amount is fully secured by certain forms of "readily marketable collateral." Real estate is not considered "readily marketable collateral." Certain types of loans are not subject to these limits. Notwithstanding the specified limits, an association may lend to one borrower up to $500,000 for any purpose. In applying these limits, the regulations require that loans to certain related borrowers be aggregated. At December 31, 1997, SSB, Century and FSB were in compliance with these lending limits.

     As Non-member Banks organized under Ohio law, Century and SSB must follow the FDIC and Ohio law regarding limits on lending. See "Ohio Savings Regulation" below.

     DEPOSIT INSURANCE AND ASSESSMENTS. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and thrifts and safeguards the safety and soundness of the banking and thrift industries. The FDIC administers two separate insurance funds, the Bank Insurance Fund ("BIF") for commercial banks and state savings banks and the SAIF for savings associations. The FDIC has examination authority over all insured depository institutions, including SSB, Century and FSB, and has authority to initiate enforcement actions against federally insured savings associations, if the FDIC does not believe the OTS has taken appropriate action to safeguard safety and soundness and the deposit insurance fund.

     The FDIC is required to maintain designated levels of reserves in each fund. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to its target level within a reasonable time and may decrease such rates if such target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments vary based on the risk the institution poses to its deposit insurance fund. The risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution.

     Prior to October 1, 1996, the reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund have been and are being used to pay the cost of prior thrift failures, while the reserves of the BIF met the level required by law in May 1995. Because of the differing reserve levels of the funds, deposit insurance assessments paid by healthy associations were reduced significantly below the level paid by healthy savings associations effective in mid-1995. Assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per 100 in deposits in late 1995. Such excess equaled approximately $.23 per $100 in deposits beginning in 1996.

     Federal legislation, which was effective September 30, 1996, provided for the recapitalization of the SAIF by means of a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Certain banks holding SAIF-insured deposits were required to pay the same special assessment on 80% of deposits at March 31, 1995. In addition, part of the cost of prior thrift failures, which had previously been paid only by SAIF members, will be paid by BIF members. As a result, BIF assessments for healthy banks in 1997 was $.013 per $100 in deposits and SAIF assessments for healthy institutions in 1997 was $.064 per $100 in deposits.

     Collectively, SSB, Century and FSB had $1.65 billion in deposits at March 31, 1995, and paid a special assessment of $11 million in November 1996, which was accounted for and recorded as of September 30, 1996. This assessment was tax-deductible, but reduced earnings for the year ended December 31, 1996. Century is a member of the BIF and was not required to pay any special assessments.

     TRANSACTIONS WITH AFFILIATES AND INSIDERS. Loans to executive officers, directors and principal shareholders and their related interests must conform to the lending limit on loans to one borrower, and the total of such loans to executive officers, directors, principal shareholders and their related interests cannot exceed the association's Lending Limit Capital (or 200% of Lending Limit Capital for qualifying institutions with less than $100 million in deposits). Most loans to directors, executive officers and principal shareholders must be approved in advance by a majority of the "disinterested" members of the board of directors of the association with any "interested"

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

director not participating. All loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions with the general public or as offered to all employees in a company-wide benefit program, and loans to executive officers are subject to additional limitations. Each of SSB, Century and FSB was in compliance with such restrictions at December 31, 1997.

     All transactions between savings associations and their affiliates must comply with Sections 23A and 23B of the Federal Reserve Act (the "FRA"). An affiliate is any company or entity which controls, is controlled by or is under common control with the financial institution. In a holding company context, the parent holding company of a savings association and any companies that are controlled by such parent holding company are affiliates of the institution. Generally, Sections 23A and 23B of the FRA (i) limit the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus for any one affiliate and 20% of such capital stock and surplus for the aggregate of such transactions with all affiliates, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or the subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. In addition to limits in Sections 23A and 23B, SSB may not make any loan or other extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for a bank holding company and may not purchase or invest in securities of any affiliate, except shares of a subsidiary. Exemptions from Sections 23A or 23B of the FRA may be granted only by the Federal Reserve Board. Each of SSB, Century and FSB was in compliance with these requirements at December 31, 1997.

     FEDERAL RESERVE REQUIREMENTS. Federal Reserve Board regulations currently require savings associations to maintain reserves of 3% of net transaction accounts (primarily NOW accounts) up to $47.8 million (subject to an exemption of up to $4.7 million), and of 10% of net transaction accounts in excess of $47.8 million. At December 31, 1997, each of SSB, Century and FSB were in compliance with its reserve requirements.

     FEDERAL HOME LOAN BANK SYSTEM. The FHLBs provide credit to their members in the form of advances. As members of the FHLB System, SSB, Century and FSB are each required to hold a minimum stock balance equal to the greater of 1.0% of its mortgage related assets, or 0.3% of its total assets. State Savings is in compliance with this requirement with an aggregate investment by SSB, Century and FSB in FHLB stock of $17.9 million at December 31, 1997.

     FHLB advances to member institutions who meet the QTL Test are generally limited to 50% of the member's assets, less other advances. At December 31, 1997, the maximum limit on advances to SSB, Century and FSB was approximately $359 million, in the aggregate. The granting of advances is also subject to the FHLB's collateral and credit underwriting guidelines.

     Upon the origination or renewal of a loan or advance, FHLBs required to obtain and to maintain a security interest in collateral in one or more of the following categories: fully disbursed, whole first mortgage loans on improved residential property or securities representing a whole interest in such loans; securities issued, insured or guaranteed by the United States Government or an agency thereof; deposits in any FHLB; or other real estate related collateral (up to 30% of the member's capital) acceptable to the applicable FHLB, if such collateral has a readily ascertainable value and the FHLB can perfect its security interest in the collateral.

     Each FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLBs. The standards take into account a member's performance under the Community Reinvestment Act and its record of lending to first-time home buyers.

     OHIO SAVINGS REGULATION. As savings banks incorporated under Ohio law, SSB and Century are subject to regulation by the Division. Such regulation affects the internal organization of SSB and Century, as well as their savings, mortgage lending and other investment activities. Ohio law requires that SSB and Century each maintain at least 60% of their assets in housing-related and other specified investments. At December 31, 1997, SSB and Century had at least 60% of their respective assets in such investments. The ability of Ohio savings banks to engage in certain state-authorized investments is subject to oversight and approval by the FDIC.

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

     Ohio law generally limits the aggregate amount that a savings bank can lend to one borrower to an amount equal to 15% of the institution's unimpaired capital and surplus. Based on such limit, SSB and Century were able to lend approximately $25.4 million and $3 million, respectively, to one borrower at December 31, 1997. A savings bank may lend to one borrower an additional amount not to exceed 10% of the institution's unimpaired capital and surplus, if the additional amount is fully secured by certain forms of "readily marketable collateral." Real estate is not considered "readily marketable collateral."

     The Division is responsible for the regulation and supervision of Ohio savings banks in accordance with the laws of the State of Ohio. Periodic examinations by the Division are usually conducted on a joint basis with the federal examiners. Ohio law requires that SSB and Century maintain federal deposit insurance as a condition of doing business.

     Any mergers involving, or acquisitions of control of, Ohio savings banks must be approved by the Division. The Division may initiate certain supervisory measures or formal enforcement actions against Ohio savings banks. Ultimately, if the grounds provided by law exist, the Division may place an Ohio savings bank in conservatorship or receivership.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for State Savings by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Counsel employed by The Fifth Third Bank has rendered his opinion that the shares of Fifth Third Common Stock to be issued to the shareholders of State Savings in connection with the Merger have been duly authorized and, if issued pursuant to the Affiliation Agreement, will be validly issued, fully paid and non-assessable under the current laws of the State of Ohio. Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio, will render its opinion to State Savings with respect to certain federal income tax consequences of the Merger.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of State Savings as of December 31, 1997 and 1996 and the consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

                 INDEX TO FINANCIAL STATEMENTS OF STATE SAVINGS

Independent Auditor's Report................................  F-2

Consolidated Statements of Financial Condition at December
  31, 1997 and 1996.........................................  F-3

Consolidated Statements of Income for the years ended
  December 31, 1997, 1996 and 1995..........................  F-4

Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1996 and 1995..............  F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................  F-6

Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
State Savings Company
Columbus, Ohio

We have audited the accompanying consolidated statements of financial condition of State Savings Company and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of State Savings Company and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
February 10, 1998
Columbus, Ohio

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1997 AND 1996
     (DOLLARS IN THOUSANDS EXCEPT COMMON STOCK PAR VALUE AMOUNT AND SHARES)

                                                                 1997          1996
                                                                 ----          ----
                           ASSETS

CASH AND CASH EQUIVALENTS:
  Cash on hand and in financial institutions................  $   32,487    $   37,152
  Federal funds sold and securities purchased under resale
    agreements..............................................     114,900       189,500
AVAILABLE FOR SALE SECURITIES:
  Investment securities (amortized cost of $66,232 and
    $53,158 at December 31, 1997 and 1996, respectively)....      71,934        57,433
  Mortgage-backed securities (amortized cost of $375,727 and
    $339,427 at December 31, 1997 and 1996, respectively)...     378,918       338,174
HELD TO MATURITY SECURITIES:
  Investment securities (fair value of $195 and $200 at
    December 31, 1997 and 1996, respectively)...............         195           200
  Mortgage-backed securities (fair value of $11,094 and
    $12,384 at December 31, 1997 and 1996, respectively)....      11,162        12,483
LOANS HELD FOR SALE.........................................      46,698        23,715
LOANS RECEIVABLE (net of allowance for loan losses of
  $34,487 and $29,702 in 1997 and 1996, respectively........   2,065,427     1,852,213
PREMISES AND EQUIPMENT--Net.................................      28,854        21,428
ACCRUED INTEREST RECEIVABLE:
  Interest-bearing deposits, federal funds sold and
    investment securities...................................         976           995
  Loans and mortgage-backed securities......................      12,222        10,735
FEDERAL HOME LOAN BANK STOCK--At cost.......................      17,938        16,722
OTHER ASSETS:
  Real estate owned.........................................       3,425         4,344
  Property held for future development or sale..............         517         1,706
  Prepaid expenses and other assets.........................       3,912         5,775
  Deferred income taxes.....................................      12,638        17,755
                                                              ----------    ----------
    Total other assets......................................      20,492        29,580
                                                              ----------    ----------
       Total................................................  $2,802,203    $2,590,330
                                                              ==========    ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS....................................................  $2,332,918    $2,102,673
ADVANCES FROM FEDERAL HOME LOAN BANK........................     146,821       199,732
ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES.................      26,881        25,327
ACCRUED INTEREST PAYABLE....................................       2,920         2,356
OTHER BORROWINGS............................................          --         4,594
TAXES AND INSURANCE PREPAID BY BORROWERS....................      10,970         9,226
FEDERAL INCOME TAXES........................................      15,022        15,199
                                                              ----------    ----------
    Total liabilities.......................................   2,535,532     2,359,107
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES (Note 17)
SHAREHOLDERS' EQUITY:
  Capital stock--$100 par value; authorized 60,000 shares,
    outstanding 6,000 shares................................         600           600
  Net unrealized gains on securities available for sale.....       5,638         1,923
  Retained earnings--partially restricted...................     260,433       228,700
                                                              ----------    ----------
    Total shareholders' equity..............................     266,671       231,223
                                                              ----------    ----------
       Total................................................  $2,802,203    $2,590,330
                                                              ==========    ==========

                 See notes to consolidated financial statements

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
      YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS)

                                                               1997        1996        1995
                                                               ----        ----        ----
INTEREST INCOME:
  Loans....................................................  $176,227    $156,196    $135,552
  Available for sale securities............................    28,695      31,580       8,161
  Held to maturity securities..............................     9,984       9,747      35,976
  Other....................................................     1,213       1,105         872
                                                             --------    --------    --------
       Total...............................................   216,119     198,628     180,561
                                                             --------    --------    --------
INTEREST EXPENSE:
  Deposits.................................................   109,227      98,358      92,950
  Federal Home Loan Bank advances..........................    12,281      13,926      14,440
  Other borrowings.........................................        43          67         116
                                                             --------    --------    --------
       Total...............................................   121,551     112,351     107,506
                                                             --------    --------    --------
NET INTEREST INCOME........................................    94,568      86,277      73,055
PROVISION FOR LOAN LOSSES..................................     6,603       1,518       1,322
                                                             --------    --------    --------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES........    87,965      84,759      71,733
                                                             --------    --------    --------
NON-INTEREST INCOME:
  Mortgage banking operations:
     Net gain (loss) on sales of loans, servicing and
       mortgage-backed securities..........................     3,313       5,572        (989)
     Loan service fees.....................................     3,163       3,496       3,917
  Gain on sales of:
     Available for sale securities.........................       111         527         796
     Real estate owned, net................................       597          92          69
     Other assets..........................................     3,625         653       1,755
  Loan fees and charges....................................     4,610       2,956       2,701
  Other....................................................     7,672       6,052       5,145
                                                             --------    --------    --------
       Total...............................................    23,091      19,348      13,394
                                                             --------    --------    --------
NON-INTEREST EXPENSES:
  Compensation and benefits................................    30,521      24,430      22,683
  Federal deposit insurance premium........................     1,238       3,032       3,843
  SAIF Assessment..........................................        --      10,962          --
  State franchise taxes....................................     3,778        (521)      2,873
  Advertising..............................................     1,940       1,436       1,006
  Other....................................................    21,635      17,490      15,718
                                                             --------    --------    --------
       Total...............................................    59,112      56,829      46,123
                                                             --------    --------    --------
INCOME BEFORE FEDERAL INCOME TAXES.........................    51,944      47,278      39,004
FEDERAL INCOME TAXES.......................................    18,891      15,155      12,378
                                                             --------    --------    --------
NET INCOME.................................................  $ 33,053    $ 32,123    $ 26,626
                                                             ========    ========    ========

                 See notes to consolidated financial statements

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                               NET
                                                            UNREALIZED
                                                          GAINS (LOSSES)    RETAINED
                                                          ON SECURITIES    EARNINGS--
                                                 COMMON     AVAILABLE      PARTIALLY
                                                 STOCK       FOR SALE      RESTRICTED    TOTAL
                                                 -----       --------      ----------    -----
BALANCE, DECEMBER 31, 1994.....................   600        $(3,086)       $171,211    $168,725
Net income.....................................    --             --          26,626      26,626
Dividends paid ($90 per share).................    --             --            (540)       (540)
Net change in unrealized gains (losses) on
  securities available.........................    --          9,243              --       9,243
                                                  ---        -------        --------    --------
BALANCE, DECEMBER 31, 1995.....................   600          6,157         197,297     204,054
  Net income...................................    --             --          32,123      32,123
  Dividends paid ($120 per share)..............    --             --            (720)       (720)
  Net change in unrealized gains (losses) on
     securities available for sale.............    --         (4,234)             --      (4,234)
                                                  ---        -------        --------    --------
BALANCE, DECEMBER 31, 1996.....................   600          1,923         228,700     231,223
  Net income...................................    --             --          33,053      33,053
  Dividends paid ($220 per share)..............    --             --          (1,320)     (1,320)
  Net change in unrealized gains (losses) on
     securities available for sale.............    --          3,715              --       3,715
                                                  ---        -------        --------    --------
BALANCE, DECEMBER 31, 1997.....................   600        $ 5,638        $260,433    $266,671
                                                  ===        =======        ========    ========

                 See notes to consolidated financial statements

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                             1997         1996         1995
                                                           ---------    ---------    ---------
OPERATING ACTIVITIES:
  Net income.............................................  $  33,053    $  32,123    $  26,626
  Adjustments to reconcile net income to net cash
     provided by/(used in) operating activities:
     Provision for loan losses...........................      6,603        1,518        1,322
     Reduction in allowance for loss on financial
       instruments.......................................         --       (1,100)          --
     Increase (decrease) in deferred loan fees...........       (467)         106        2,291
     Gain on sales of available for sale securities......       (111)        (527)        (796)
     Gain on sale of other assets........................     (3,625)        (653)      (1,755)
     (Gain) loss on sales of loans, servicing and
       mortgage-backed securities........................     (3,313)      (5,572)         989
     Depreciation and amortization.......................      3,357        2,069        1,670
     Deferred federal income tax provision (credit)......      2,961           (2)         375
     Gain on sales of real estate owned..................       (597)         (92)         (69)
     Net originations of loans held for sale.............    (22,983)     (47,532)    (207,749)
     Decrease (increase) in accrued interest
       receivable........................................     (1,468)         392       (4,020)
     Increase in other liabilities.......................      1,941        1,687        5,309
     Decrease (increase) in other assets.................        647       (5,246)      (4,049)
                                                           ---------    ---------    ---------
       Net cash (used in) provided by operating
          activities.....................................     15,998      (22,829)    (179,856)
                                                           ---------    ---------    ---------
INVESTING ACTIVITIES:
  Net increase in loans..................................   (218,602)    (200,474)    (346,231)
  Proceeds from maturities on:
     Available for sale securities.......................    107,836      124,900      106,524
     Held to maturity securities.........................      1,326        6,005       92,442
  Proceeds from sale of:
     Available for sale securities.......................     65,811      155,943      218,088
     Real estate owned...................................      4,081        3,368        1,077
     Property held for future development or sale........      4,814          756        2,633
  Purchase of:
     Available for sale securities.......................   (222,910)    (132,549)    (107,858)
     Held to maturity securities.........................                              (15,268)
     Premises and equipment..............................    (10,783)      (5,177)      (4,884)
                                                           ---------    ---------    ---------
       Net cash used in investing activities.............   (268,427)     (47,228)     (53,477)
                                                           =========    =========    =========

                                                                     (Continued)

                 See notes to consolidated financial statements

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                             1997         1996         1995
                                                           ---------    ---------    ---------
FINANCING ACTIVITIES:
  Net increase in deposits...............................  $ 230,245    $ 146,729    $ 230,724
  Federal Home Loan Bank advances:
     Borrowings..........................................    259,940      116,230       78,626
     Repayments..........................................   (312,851)    (166,055)     (20,164)
  Net increase (decrease) in other borrowings............     (4,594)       4,570      (17,496)
  Payment of cash dividends..............................     (1,320)        (720)      (3,870)
  Increase in taxes and insurance prepaid by borrowers...      1,744           89        1,891
                                                           ---------    ---------    ---------
     Net cash provided by financing activities...........    173,164      100,843      269,711
                                                           ---------    ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........    (79,265)      30,786       36,378
CASH AND CASH EQUIVALENTS--Beginning of year.............    226,652      195,866      159,488
                                                           ---------    ---------    ---------
CASH AND CASH EQUIVALENTS--End of year...................  $ 147,387    $ 226,652    $ 195,866
                                                           =========    =========    =========
SUPPLEMENTAL DISCLOSURES:
  Interest paid (including interest credited to deposits,
     1997--$79,147; 1996--$72,581; 1995--$66,757)........  $ 120,905    $ 112,096    $ 106,880
                                                           =========    =========    =========
  Federal income taxes paid..............................  $  14,100    $  12,430    $  13,940
                                                           =========    =========    =========
NON-CASH TRANSACTIONS:
  Securitization of mortgage loans into
     mortgage-backed securities..........................  $      --    $  70,263    $ 178,840
                                                           =========    =========    =========
  Transfer of loan balances on foreclosed property to
     real estate owned...................................  $   2,565    $   1,682    $     859
                                                           =========    =========    =========

                                                                     (Concluded)

                 See notes to consolidated financial statements

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. ACCOUNTING POLICIES

     Principles of Consolidation--The consolidated financial statements include the accounts of State Savings Company and its subsidiaries (collectively the "Company") all of which are wholly-owned. The principal subsidiaries are State Savings Bank ("State"), Century Bank ("Century") and State Savings Bank, FSB ("FSB"). All significant intercompany balances and transactions have been eliminated.

     Nature of Operations--The Company's primary business consists of attracting deposits from the general public and originating or purchasing loans, primarily residential and commercial real estate loans, principally in Ohio and Arizona. The Company may service loans it has sold to investors. The Company's consolidated results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. To a lesser extent, the operating results are also affected by the origination, purchase, sale and servicing of residential mortgage loans. Non-interest income from these activities includes servicing fee income and net gains or losses on sales of mortgage loans and mortgage-backed securities.

     The Company's operating expenses consist primarily of employee compensation, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses. The Company's results of operations are significantly affected by its provisions for loan losses and by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

     The Company serves as a financial intermediary by gathering funds from a variety of sources and investing such funds in loans and other investments with the objective of maximizing the interest differential received within acceptable risk parameters. These loans and investments carry with them inherent risks that differ from investments made by other commercial, industrial and service enterprises. The risks and uncertainties facing savings institutions and other financial intermediaries are substantial and, in many instances, beyond the control of the institution or intermediary.

     Estimates and Assumptions--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The financial condition of a savings institution, and to some extent its operating performance, is dependent to a significant degree upon estimates and appraisals of value, evaluations of creditworthiness and assumptions about future events and economic conditions. History has demonstrated that these estimates, appraisals, evaluations and assumptions are subject to rapid change and that such changes can materially affect the reported financial condition and performance of a savings institution.

     Cash Equivalents--Cash equivalents include amounts in financial institutions, federal funds sold, and interest bearing deposits, all of which have purchased maturities of three months or less. The Company enters into agreements to purchase securities (generally mortgage-backed securities) under agreements to resell substantially identical securities. The amounts advanced under these agreements represent short-term investments and are classified as cash equivalents in the statement of financial condition. The securities are held by the Company. At December 31, 1997 and 1996, these agreements matured within 90 days. Securities purchased under agreements to resell averaged approximately $53 million in 1997 and $35 million in 1996; the maximum amount outstanding at any month-end was $75 million in 1997 and $75 million in 1996.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. ACCOUNTING POLICIES (CONTINUED)
     Securities Held to Maturity and Available for Sale--The Company records investment and mortgage-backed securities at cost on the settlement date. Discounts and premiums are amortized using a method which approximates the interest method over the estimated lives of the assets.

     Securities classified as held to maturity are stated at amortized cost because the Company has the ability and positive intent to hold these securities to maturity.

     Securities classified as available for sale are stated at fair value with unrealized holding gains and losses reported net of related income taxes, as a separate component of shareholders' equity until realized. A decline in the fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

     Dividend and interest income are recognized when earned. Realized gains and losses from the sale of securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold. The fair value of securities held to maturity and available for sale are based on quoted market prices.

     In November 1995, the Financial Accounting Standards Board ("FASB") issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments In Debt and Equity Securities." This guide deals with various implementation issues regarding Statement of Financial Accounting Standards
(SFAS) No. 115. A provision of the guide permitted a one-time reassessment of the Company's classification of all securities. Under this provision, a reclassification from the held to maturity category to another category does not call into question the Company's intent to hold other debt securities to maturity. The Company reclassified held to maturity securities with a carrying value of $336,153,000 to available for sale. For such securities, an unrecognized gain of $4,226,000, net of $2,276,000 in deferred taxes, was recorded in shareholders' equity.

     Loans Receivable--The Company originates and purchases mortgage loans for its portfolio or for sale in the secondary market.

     Mortgage loans held for investment are carried at the unpaid principal balance, less allowance for losses and net deferred origination fees and discounts. Mortgage loans held for sale are carried at the lower of aggregate cost or fair value.

     Loans are placed on non-accrual status when payments of principal or interest become 90 days or more past due or earlier when an analysis of a borrower's creditworthiness indicates payment in full is not probable. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against income. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the opinion of management, the loans are estimated to be fully collectible.

     Management believes that non-residential real estate loans possess unique risk characteristics and such loans are individually reviewed for impairment. If a borrower's cash flow is insufficient to meet contractual payments as they become due, the loan is deemed impaired. The Company recognizes interest income on an impaired loan when earned, unless the loan is on non-accrual status, in which case interest income is recognized when received or when the loan is repaid.

     Loss Allowances--Allowances have been established for possible loan and real estate owned ("REO") losses. The provisions for losses charged to operations are based on management's judgment of current economic conditions, credit risks of the loan portfolio and fair value estimates of REO and impaired collateral dependent loans. Management believes that these allowances are adequate. While management uses available information to estimate losses on loans and REO, future additions to the allowances may be necessary based on changes in economic conditions, thereby causing these estimates to be particularly susceptible to changes that could result in

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. ACCOUNTING POLICIES (CONTINUED)
a material adjustment to results of operations. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review these allowances and may require the Company to recognize additions to the allowances based on their judgment about information available to them at the time of their examination.

     Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

                                                       ESTIMATED USEFUL
                  ASSET DESCRIPTION                     LIFE IN YEARS
                  -----------------                     -------------
Buildings............................................      20 - 40
Building improvements................................      10 - 20
Furniture, fixtures, and equipment...................       2 - 10

     Depreciation expense for the years ended December 31, 1997, 1996 and 1995, was $3,357,000, $2,069,000 and $1,670,000, respectively. Expenditures for betterments and major renovations are capitalized; ordinary repairs and maintenance are charged to operations as incurred.

     Long-Lived Assets--Management reviews long-lived assets for possible impairment if there is a significant event which indicates an impairment may have occurred. If an asset is determined to be impaired, such impairment is measured using estimates of the discounted future earnings potential of the assets.

     Real Estate Owned--Real estate owned and other repossessed assets are recorded at the lower of cost or fair value less estimated cost to sell. Costs to develop or improve the property are capitalized; costs of holding the property are charged to expense. The specific-identification method is used to determine gain or loss on the sale of this real estate. The Company periodically evaluates real estate owned to ascertain that it is properly recorded at the lower of cost or fair value, and valuation allowances for additional estimated losses on real estate owned are provided when any decline in carrying value is deemed to have occurred subsequent to the date of foreclosure.

     At December 31, 1997 and 1996, approximately $1,626,000 and $1,967,000, respectively, of the real estate owned represented operating properties. The operating results of such properties did not have a significant impact on the Company's operations. The remaining balance of real estate owned at December 31, 1997 was primarily undeveloped land. At December 31, 1997 and 1996, the properties included in the real estate owned balance are located as follows: 47% in Ohio, 48% in Arizona, and 5% in other states (49%, 39% and 12%, respectively, at December 31, 1996).

     Property Held for Future Development or Sale--Property held for future development or sale is carried at the lower of cost or estimated fair value less estimated cost to sell. The properties are parcels of land which have been or are being developed for sale.

     Federal Income Taxes--The Company files a consolidated Federal income tax return. Income taxes are provided for all taxable items included in the income statement, regardless of when such items are reported for tax purposes, adjusted for permanent differences. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When new tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Loan Origination Fees--Nonrefundable loan origination and commitment fees, net of direct origination costs, are deferred and recognized as a yield adjustment, using the interest method, over the life of the underlying

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. ACCOUNTING POLICIES (CONTINUED)
loan or until the loan is repaid or sold. Only direct loan origination costs relating to successful loan originations, not idle time or over capacity, are deferred.

     Forward Commitments and Other Hedging Instruments--The Company utilizes interest rate caps, floors and swaps to hedge its exposure to interest rate risk. The cost of acquiring caps and floors is capitalized and amortized over the term of the agreements. Interest rate swaps are linked through designation with certain assets or liabilities of the Company. The Company uses settlement accounting for swaps wherein periodic net cash settlements are recognized as they accrue. (Note 6 provides further information regarding swaps, caps and floors).

     The Company uses forward commitments to hedge interest rate risk associated with loans held for sale and/or, commitments to fund loans. Gains and losses on these transactions are included in the net gain or loss when the asset is sold.

     Reverse Repurchase Agreements--Securities sold under agreements to repurchase ("reverse repurchase agreements") are reported as financings. The obligation to repurchase the securities is reflected as a liability; the securities underlying the agreements remain in the asset accounts. The Company's policy is to enter into reverse repurchase agreements only with major brokerage firms who are primary dealers in government securities. The securities underlying the agreements are delivered to the dealers who arranged the transactions.

     Stock Compensation--In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective January 1, 1996. Pursuant to SFAS 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are also permitted to continue using Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" for such transactions. Under APB 25, compensation is recognized based on the difference, if any, between the market value of the stock and the amount an employee must pay. The Company policy is to account for stock-based compensation using APB 25.

     Self-Insurance--The Company is self-insured with respect to health insurance benefits, reserves for which have been included in accrued liabilities. The Company has stop-loss insurance policies which limit its potential liability on any one claim or in a single year.

     Advertising Costs--Advertising costs are expensed as incurred.

     Other--SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. The statement requires additional reporting of items that affect comprehensive income but not net income. An example relevant to the Company is unrealized gains and losses on securities available for sale. This statement will result in additional financial statement disclosures.

     Reclassifications--Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

2. AVAILABLE FOR SALE SECURITIES

     The amortized cost, gross unrealized gains and losses and estimated fair values of available for sale securities are as follows (dollars in thousands):

                                                                     DECEMBER 31, 1997
                                                      -----------------------------------------------
                                                                    GROSS        GROSS      ESTIMATED
                                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                        COST        GAINS        LOSSES       VALUE
                                                        ----        -----        ------       -----
Investment securities:
  U. S. government and agency obligations...........  $ 66,100      $  228      $   (37)    $ 66,291
  Federal Home Loan Mortgage Corporation
     common stock...................................       132       5,511           --        5,643
                                                      --------      ------      -------     --------
     Total..........................................  $ 66,232      $5,739      $   (37)    $ 71,934
                                                      ========      ======      =======     ========
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation
     Certificates...................................  $ 22,740      $   56      $  (153)    $ 22,643
  Federal National Mortgage Association
     Certificates...................................    30,211         177         (112)      30,276
  Government National Mortgage Association
     Certificates...................................    67,164       3,057           --       70,221
  Collateralized mortgage obligations...............   214,226       1,060         (894)     214,392
  Other mortgage-backed securities..................    41,386          --           --       41,386
                                                      --------      ------      -------     --------
     Total..........................................  $375,727      $4,350      $(1,159)    $378,918
                                                      ========      ======      =======     ========

                                                                     DECEMBER 31, 1996
                                                      -----------------------------------------------
                                                                    GROSS        GROSS      ESTIMATED
                                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                        COST        GAINS        LOSSES       VALUE
                                                        ----        -----        ------       -----
Investment securities:
  U. S. government and agency obligations...........  $ 53,002      $   59      $   (26)    $ 53,035
  Federal Home Loan Mortgage Corporation
     common stock...................................       156       4,242           --        4,398
                                                      --------      ------      -------     --------
     Total..........................................  $ 53,158      $4,301      $   (26)    $ 57,433
                                                      ========      ======      =======     ========
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation
     Certificates...................................  $ 29,090      $  135      $  (735)    $ 28,490
  Federal National Mortgage Association
     Certificates...................................    36,511          83         (944)      35,650
  Government National Mortgage Association
     Certificates...................................    47,378       2,330           --       49,708
  Collateralized mortgage obligations...............   171,036         620       (2,742)     168,914
  Other mortgage-backed securities..................    55,412          --           --       55,412
                                                      --------      ------      -------     --------
     Total..........................................  $339,427      $3,168      $(4,421)    $338,174
                                                      ========      ======      =======     ========

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

2. AVAILABLE FOR SALE SECURITIES (CONTINUED)
     At December 31, 1997, the amortized cost and estimated fair value of investments in debt securities, by contractual maturity, are shown below (dollars in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       AMORTIZED        ESTIMATED
                                                         COST           FAIR VALUE
                                                         ----           ----------
Due in:
  One year or less...................................   $10,010          $10,025
  One year through five years........................    39,186           39,363
  Five years through ten years.......................     5,106            5,141
  After ten years....................................    11,798           11,762
                                                        -------          -------
     Total...........................................   $66,100          $66,291
                                                        =======          =======

     Gross gains and gross losses realized on the sales of available for sale securities are summarized below (dollars in thousands):

                                                  1997         1996         1995
                                                  ----         ----         ----
Year Ended December 31:
  Gross gains..................................  $1,086       $1,175       $1,043
  Gross losses.................................    (975)        (648)        (247)
                                                 ------       ------       ------
Gain, net......................................  $  111       $  527       $  796
                                                 ======       ======       ======

     At December 31, 1997, certain available for sale securities with a carrying value of $32,963,000 were pledged as collateral for public funds and commercial deposits (see Note 8) and obligations under interest rate swap agreements (see
Note 6).

     Total amortized cost of mortgage backed securities with adjustable-rates totaled $200 million and $232 million at December 31, 1997 and 1996, respectively.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

3. HELD TO MATURITY SECURITIES

     The amortized cost, gross unrealized gains and losses, and estimated fair value of held to maturity securities are as follows (dollars in thousands):

                                                                      DECEMBER 31, 1997
                                                       -----------------------------------------------
                                                                     GROSS        GROSS      ESTIMATED
                                                       AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                         COST        GAINS        LOSSES       VALUE
                                                         ----        -----        ------       -----
Investment securities--municipal and other
  investments........................................   $   195      $  --       $    --      $   195
                                                        -------      -----       -------      -------
Mortgage-backed securities:
  Collateralized mortgage obligations................   $ 4,996      $  --       $  (134)     $ 4,862
  Other mortgage-backed securities...................     6,166         66            --        6,232
                                                        -------      -----       -------      -------
     Total...........................................   $11,162      $  66       $  (134)     $11,094
                                                        =======      =====       =======      =======

                                                                      DECEMBER 31, 1996
                                                       -----------------------------------------------
                                                                     GROSS        GROSS      ESTIMATED
                                                       AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                         COST        GAINS        LOSSES       VALUE
                                                         ----        -----        ------       -----
Investment securities--municipal and other
  investments........................................   $   200      $  --       $    --      $   200
                                                        -------      -----       -------      -------
Mortgage-backed securities:
  Collateralized mortgage obligations................   $ 4,996      $  --       $  (181)     $ 4,815
  Other mortgage-backed securities...................     7,487         82            --        7,569
                                                        -------      -----       -------      -------
     Total...........................................   $12,483      $  82       $  (181)     $12,384
                                                        =======      =====       =======      =======

     At December 31, 1997, the amortized cost and estimated fair value of investments in debt securities by contractual maturity, are shown below (dollars in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        ESTIMATED
                                                       AMORTIZED          FAIR
                                                         COST             VALUE
                                                         ----             -----
Due in one year or less..............................    $195             $195
                                                         ====             ====

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

4. LOANS RECEIVABLE

     Loans receivable are summarized as follows (dollars in thousands):

                                                                      DECEMBER 31
                                                              ---------------------------
                                                                 1997             1996
                                                                 ----             ----
One-to-four family loans (including participation interests
  purchased, 1997--$19,635; 1996--$24,609)..................  $1,373,391       $1,156,596
Multi-family loans..........................................     119,329          121,319
Real estate construction loans..............................     355,678          354,356
Non-residential real estate loans...........................     200,348          229,512
                                                              ----------       ----------
     Total mortgage loans...................................   2,048,746        1,861,783
Consumer and other loans....................................     215,627          171,757
Collateral loans............................................       4,387            4,372
                                                              ----------       ----------
     Total loans............................................   2,268,760        2,037,912
Undisbursed loans in process................................    (155,539)        (142,293)
Unamortized discounts on purchased loans....................        (216)            (252)
Deferred net loan origination and commitment fees...........     (13,091)         (13,452)
Allowance for possible loan losses..........................     (34,487)         (29,702)
                                                              ----------       ----------
     Loans receivable, net..................................  $2,065,427       $1,852,213
                                                              ==========       ==========

     The Company originates both adjustable and fixed interest rate loans. At December 31, 1997, the composition of these loans was as follows (dollars in thousands):

                  FIXED RATE
-----------------------------------------------
   TERM TO                              NET
  MATURITY                           BOOK VALUE
  --------                           ----------
1 mo. - 1 yr.......................  $   26,856
1 yr. - 3 yr.......................      35,452
3 yr. - 5 yr.......................      46,318
5 yr. - 10 yr......................      86,257
10 yr. - 20 yr.....................      57,674
Over 20 years......................      77,521
                                     ----------
  Total............................  $  330,078
                                     ==========

                ADJUSTABLE RATE
-----------------------------------------------
   TERM TO                              NET
  REPRICING                          BOOK VALUE
  ---------                          ----------
1 mo. - 1 yr.......................  $1,253,587
1 yr. - 3 yr.......................     593,505
3 yr. - 5 yr.......................      91,590
                                     ----------
  Total............................  $1,938,682
                                     ==========

     The adjustable rate loans have interest rate adjustment limitations and are generally indexed to one of the following: the prime rate, the one-year U.S. Treasury bill rate, or the 11th District Federal Home Loan Bank cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

4. LOANS RECEIVABLE (CONTINUED)
     The following information pertains to impaired loans (dollars in thousands):

                                                               1997          1996
                                                               ----          ----
As of December 31:
  Gross impaired loans which have allowances................  $ 5,414       $ 9,356
  Less: related allowances for loan losses..................   (3,862)       (7,255)
                                                              -------       -------
  Net impaired loans with related allowances................    1,552         2,101
  Impaired loans with no related allowances.................    4,786         5,382
                                                              -------       -------
     Total..................................................  $ 6,338       $ 7,483
                                                              =======       =======

                                                            1997      1996      1995
                                                            ----      ----      ----
For the year ended December 31:
  Average impaired loans outstanding, net................  $5,168    $5,154    $4,371
  Interest income recognized.............................     802       557       362
  Interest income received...............................   1,050       738       557

     Changes in the allowance for loan losses were as follows (dollars in thousands):

                                                         1997       1996       1995
                                                        -------    -------    -------
For the year ended December 31:
  Balance at beginning of year........................  $29,702    $30,416    $30,309
  Provision charged to operations.....................    6,603      1,518      1,322
  Loans charged off...................................   (4,141)    (2,389)    (3,433)
  Recoveries..........................................    2,323        157      2,218
                                                        -------    -------    -------
  Balance at end of year..............................  $34,487    $29,702    $30,416
                                                        =======    =======    =======

     The Company originates residential real estate, commercial real estate, and consumer and other loans to customers primarily located in the states of Ohio and Arizona. Although the loan portfolio is diversified, it is subject to a certain degree of credit risk. Because commercial real estate loans are often dependent on income production or future development of real estate to meet the terms of the loans, they are subject to a greater risk of collectibility than single-family real estate loans. Also, adverse economic conditions in the Company's primary lending areas could affect collectibility. A summary of the Company's loans by type and geographical area is as follows:

                                                                   DECEMBER 31,
                                     -------------------------------------------------------------------------
                                                   1997                                    1996
                                     ---------------------------------       ---------------------------------
                                                      NON-                                    NON-
                                     RESIDENTIAL   RESIDENTIAL               RESIDENTIAL   RESIDENTIAL
        PROPERTY LOCATIONS           REAL ESTATE   REAL ESTATE   OTHER       REAL ESTATE   REAL ESTATE   OTHER
        ------------------           -----------   -----------   -----       -----------   -----------   -----
Ohio...............................       72%           86%        77%            72%           82%        96%
Arizona............................       24             3          4             24             5          2
Other..............................        4            11         19              4            13          2
                                         ---           ---        ---            ---           ---        ---
     Total.........................      100%          100%       100%           100%          100%       100%
                                         ===           ===        ===            ===           ===        ===
     Percent of total loans........       87%            9%         4%            85%           11%         4%
                                         ===           ===        ===            ===           ===        ===

     At December 31, 1997 and 1996, certain first mortgage loans collateralize Federal Home Loan Bank advances (see Note 9).

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

5. MORTGAGE BANKING OPERATIONS

     The Company services certain mortgage loans which it originates or purchases and sells to investors in the secondary market. Such loans are commonly securitized into Federal National Mortgage Association (FNMA) or Federal Home Loan Mortgage Corporation (FHLMC) mortgage-backed securities. Servicing loans for investors generally consists of collecting payments, holding advance payments by borrowers for taxes and insurance, making inspections as required of the mortgage premises, collecting amounts due from delinquent mortgagors, supervising foreclosures in the event of unremedied defaults and generally administering the loans for the investors to whom they have been sold. The servicing portfolio is subject to reduction by reason of normal amortization and prepayment of outstanding mortgage loans. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

     Forward commitments to sell loans and mortgage-backed securities reduce the market risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges its current production of loans for mortgage-backed securities through FNMA or FHLMC which are then delivered to a national securities firm at a future date, at prices or yields specified by the contracts. These forward commitments primarily relate to fixed-rate loan pools with settlement dates ranging from 30 to 90 days. The risks associated with such contracts arise from the possible inability of counterparties to meet the terms of their contracts or the Company's inability to acquire loans to fulfill these contracts. If such factors as fluctuations in interest rates affect the Company's ability to originate loans, the Company would normally fulfill its commitment by purchasing securities in the open market.

     Mortgage loans serviced for entities other than the Company are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of loans serviced for others at December 31, 1997 and 1996 were (in millions) $690 and $792, respectively. The mortgage servicing portfolio is primarily covered by servicing agreements pursuant to the mortgage-backed securities programs of the FNMA and the FHLMC. Under these agreements, the Company may be required to advance funds temporarily to make scheduled payments of principal, interest, taxes or insurance if the borrower fails to make such payments. Although the Company cannot charge any interest on such advance funds, it typically recovers the advances within a reasonable number of days upon receipt of the borrower's payment; or, in the absence of such payments, advances are recovered through FHA insurance or VA guarantees or FNMA or FHLMC reimbursement provisions in connection with loan foreclosures. The amount of funds advanced by the Company pursuant to servicing agreements is not material.

     Custodial escrow balances maintained in connection with loans serviced for entities other than the Company approximated $6.2 million and $7.1 million at December 31, 1997 and 1996, respectively. Substantially all of these balances are held by the Company and are included in deposits in the accompanying consolidated statements of financial condition.

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 122, "Accounting for Mortgage Servicing Rights an amendment to FASB Statement No. 65." SFAS No. 122 required that a mortgage banking enterprise recognize as separate assets, rights to service mortgage loans for others that have been acquired through either the purchase or origination of a loan. A mortgage banking enterprise that sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights ("MSR") and the loans based on their relative values. The FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" during June 1996. SFAS No. 125, among other things, applies a "financial-components approach" that focuses on control, whereby an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes assets when control has been surrendered, and derecognizes liabilities when extinguished. While SFAS No. 125 supersedes SFAS No. 122, its accounting guidance is consistent, in most respects, with

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

5. MORTGAGE BANKING OPERATIONS (CONTINUED)
SFAS No. 122 concerning residential mortgage servicing rights. SFAS No. 125 requires that MSR be periodically analyzed for impairment by stratifying servicing assets based on one or more predominant risk characteristics and recognizing impairment through a valuation allowance on a disaggregate basis. The adoption of SFAS No. 122 and 125 did not have a material impact on financial condition or results of operations. Beginning in 1996, the Company principally sells loans with servicing released; therefore, the balance of MSRs recorded is not material.

6. INTEREST RATE SWAPS, CAPS AND FLOORS

     The Company utilizes interest rate floors, caps and, to a lesser extent, swaps to hedge its interest rate exposure.

     At December 31, 1997 and 1996, the Company has one swap with a notional amount of $10 million which requires payment of interest at prime, less 255 basis points; the Company receives three month LIBOR. This swap matures in June 1998. At December 31, 1997, a U.S. government agency Note with a carrying amount of $100,000 was pledged as collateral under the swap agreement. Swap with a notional amount of $30 million matured in September 1996. For the years ended December 31, 1997, 1996 and 1995, the net interest expense related to swaps was $6,000, $1,036,000 and $1,806,000, respectively.

     To protect against interest rate declines on certain assets, the Company has purchased interest rate floor positions. The interest rate floors have payments based on three month LIBOR. If LIBOR declines below the strike rate, the Company receives the difference between LIBOR and the strike price on the notional principal amount. As rates decline, the interest received on the floors serves to offset the decline in the interest received on the variable-rate assets. The unamortized cost of floors, which is included in prepaid expenses and other assets, was approximately $88,000 and $27,000 at December 31, 1997 and 1996, respectively.

     Interest rate caps serve to hedge the Company's variable-rate deposits. The interest rate caps have payments based on three-month LIBOR. When LIBOR increases above the strike rate, the Company receives interest on the difference between LIBOR and the strike rate on the notional principal amount. The deposits interest expense is reduced by the interest received on the interest rate caps. The unamortized costs of caps, which is classified with prepaid expenses and other assets, was $527,000 and $1,078,000 at December 31, 1997 and 1996,
respectively. Interest received on caps less amortization of the premium resulted in net interest expense of $460,000 in 1997, $367,000 in 1996 and $156,000 in 1995.

     The following table summarizes the Company's interest rate caps and floors for the periods presented:

                                                                               WEIGHTED AVERAGE
                                                                 UNREALIZED    -----------------
                                                     NOTIONAL      GAINS       STRIKE     LIFE
                                                      AMOUNT      (LOSSES)      RATE     (YEARS)
                                                     --------    ----------    ------    -------
                                                         (IN THOUSANDS)
December 31, 1997:
  Interest rate floors purchased...................  $ 45,000      $  21        4.50%      1.7
  Interest rate caps purchased.....................    80,000       (368)       6.06%      1.0
December 31, 1996:
  Interest rate floors purchased...................    45,000          2        4.28%      1.5
  Interest rate caps purchased.....................   105,000       (481)       6.05%      1.7

     The Company is exposed to credit-related losses in the event of nonperformance by counterparties to the above financial instruments. However, the Company deals only with primary dealers and does not anticipate nonperformance by the counterparty.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

7. PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows (dollars in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Land........................................................  $ 8,089    $ 5,624
Buildings and building improvements.........................   24,290     17,295
Furniture, fixtures, and equipment..........................   11,593     10,267
                                                              -------    -------
  Total.....................................................   43,972     33,186
Less accumulated depreciation...............................   15,118     11,758
                                                              -------    -------
Premises and equipment--net.................................  $28,854    $21,428
                                                              =======    =======

8. DEPOSITS

     Deposit balances by interest rate (average effective rate) are summarized as follows (dollars in thousands):

                                                             DECEMBER 31,
                                  -------------------------------------------------------------------
                                                1997                               1996
                                  --------------------------------   --------------------------------
                                  AVERAGE                            AVERAGE
          DESCRIPTION              RATE       AMOUNT       PERCENT    RATE         AMOUNT     PERCENT
          -----------             -------   ----------     -------   -------     ----------   -------
Passbook/statement..............   3.08%    $  153,506        6.6%    3.11%      $  185,562      8.8%
NOW and demand..................   1.20        220,816        9.5     1.24          189,283      9.0
Market access...................   4.82        614,753       26.4     4.70          537,470     25.6
                                            ----------      -----                ----------    -----
                                               989,075       42.5                   912,315     43.4
                                            ==========      =====                ==========    =====
Certificates of deposit:
  1 year or less................   5.62        429,115       18.4     5.34          366,056     17.4
  1 to 3 1/2 years..............   5.98        495,102       21.2     5.97          449,464     21.3
  4 or more years...............   6.24        144,188        6.2     6.42          127,825      6.1
  Negotiated....................   5.18         38,919        1.6     4.36           26,768      1.3
  IRA (1-10 years)..............   6.25        236,519       10.1     6.19          220,245     10.5
                                            ----------      -----                ----------    -----
                                             1,343,843       57.5                 1,190,358     56.6
                                            ----------      -----                ----------    -----
     Total......................   5.00%    $2,332,918      100.0%    4.89%      $2,102,673    100.0%
                                   ====     ==========      =====     ====       ==========    =====

     Certificate accounts at December 31, 1997 mature as follows (dollars in thousands):

                                                               WEIGHTED
                                                             AVERAGE RATE      AMOUNT
                                                             ------------    ----------
Year ending December 31:
  1998.....................................................      5.68%       $  847,536
  1999.....................................................      6.11           249,372
  2000.....................................................      6.54           138,955
  2001.....................................................      6.52            41,092
  2002.....................................................      6.63            47,377
  Thereafter...............................................      6.72            19,511
                                                                 ----        ----------
     Total.................................................      5.92%       $1,343,843
                                                                 ====        ==========

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

8. DEPOSITS (CONTINUED)
     Interest expense on deposits consists of the following:

                                                         1997       1996       1995
                                                       --------    -------    -------
For the year ended December 31:
  Passbook/statement.................................  $  4,549    $ 5,306    $ 8,872
  NOW and demand.....................................     2,823      2,783      2,013
  Market access......................................    27,735     24,060     16,125
  Certificates of deposit............................    74,120     66,209     65,940
                                                       --------    -------    -------
                                                       $109,227    $98,358    $92,950
                                                       ========    =======    =======

     United States Government obligations with carrying value of $10,000,000 and mortgage-backed securities with carrying value of approximately $22,963,000 collateralize public funds and commercial deposits at December 31, 1997.

9. ADVANCES FROM FEDERAL HOME LOAN BANK

     The maturities and weighted average interest rate of advances from the Federal Home Loan Bank are summarized as follows (dollars in thousands):

                                                    WEIGHTED
                                                  AVERAGE RATE
                                                 AT DECEMBER 31,
                                                      1997            1997        1996
                                                 ---------------    --------    --------
Due as of December 31:
  Within 1 year................................       6.17%         $ 40,000    $ 90,500
  Over 1 year to 2 years.......................       6.32             5,000      30,000
  Over 2 years to 3 years......................       5.83            15,000       8,613
  Over 3 years to 4 years......................       6.69            45,500      25,000
  Over 4 years to 5 years......................       6.13            10,562       3,000
  Thereafter...................................       6.08            30,759      42,619
                                                                    --------    --------
Total..........................................                     $146,821    $199,732
                                                                    ========    ========

     The Company has pledged certain mortgage loans and its Federal Home Loan Bank stock as collateral for the above advances. It is required to maintain eligible first mortgage loans in an amount equal to 150% of such advances as collateral.

10. OTHER BORROWINGS

Securities Sold Under Repurchase Agreements

     Reverse repurchase agreements consist of securities (generally mortgage-backed securities) sold to major brokerage firms under agreements to repurchase, generally within 90 days. The obligation to repurchase the

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

10. OTHER BORROWINGS (CONTINUED)
securities is recorded as a financing; the securities underlying the agreements remain in the asset accounts. A summary of reverse repurchase agreements is as follows (dollars in thousands):

                                                            1997      1996      1995
                                                           ------    ------    ------
As of December 31:
  Balance................................................   N/A      $4,594     N/A
  Weighted average interest rate.........................   N/A        5.44%    N/A
For the year ended December 31:
  Maximum amount at any month end........................  $4,525    $4,594    $8,934
  Average amount outstanding.............................   2,959     3,239     7,799

11. LEASE COMMITMENTS

     The Company occupies premises under noncancellable operating leases with unexpired terms up to twelve years. Rent expense was approximately $880,000, $785,000 and $750,000 in 1997, 1996 and 1995, respectively. At December 31,
1997, the minimum future rental commitments under all such leases with initial or remaining terms of more than one year are as follows (dollars in thousands):

1998.......................................................  $  684
1999.......................................................     515
2000.......................................................     396
2001.......................................................     288
2002.......................................................     206
Thereafter.................................................     375
                                                             ------
  Total....................................................  $2,464
                                                             ======

12. REGULATORY CAPITAL AND RETAINED EARNINGS

     State, Century and FSB (the "Banks") are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy and to be classified as "well capitalized" require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), Tier I capital (as defined) to average assets (as defined), and of Tangible Capital (as defined) to total assets. In their evaluation of capital adequacy, the regulators also assess exposure to declines in the economic value of the Company's capital due to changes in interest rates. As of December 31, 1997 and 1996, based on the most recent notification from the Federal Deposit Insurance Corporation (the primary federal regulator of State and Century) and the Office of Thrift Supervision (the primary federal regulator of FSB), the Banks were each classified as well capitalized under the regulatory framework for prompt corrective action. Management believes, as of December 31, 1997, that the Banks meet all capital adequacy requirements to which they are subject and there are no conditions or events that have changed the institutions' prompt corrective action categories.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

12. REGULATORY CAPITAL AND RETAINED EARNINGS (CONTINUED)
     The Banks' capital and ratios and the requirements for capital adequacy and to be categorized as well capitalized for prompt corrective action are as follows (dollars in thousands):

                                                               FOR CAPITAL           TO BE CATEGORIZED
                                           ACTUAL                ADEQUACY           AS WELL CAPITALIZED
                                      ----------------       ----------------       --------------------
AS OF DECEMBER 31, 1997                AMOUNT    RATIO        AMOUNT    RATIO         AMOUNT      RATIO
-----------------------               --------   -----       --------   -----       ----------   -------
Total Capital (to risk weighted
  assets):
  State.............................  $162,194    13.0%      $100,038    8.0%        $125,074      10.0%
  Century...........................    19,027    12.6%        12,122    8.0%          15,153      10.0%
  FSB...............................    34,717    13.2%        21,108    8.0%          26,385      10.0%
Tier 1 Capital (to risk weighted
  assets):
  State.............................   146,470    11.7%        50,019    4.0%          75,028       6.0%
  Century...........................    17,120    11.3%         6,061    4.0%           9,092       6.0%
  FSB...............................    32,311    12.2%           N/A    N/A           15,831       6.0%
Tier 1 Capital (to average assets):
  State.............................   146,470     7.1%        61,479    3.0%         102,465       5.0%
  Century...........................    17,120     7.8%         6,588    3.0%          10,980       5.0%
Tier 1 Capital (to total assets):
  FSB...............................    32,311     6.7%        14,432    3.0%          24,053       5.0%
Tangible Capital (to total assets):
  State.............................       N/A     N/A            N/A    N/A              N/A       N/A
  Century...........................       N/A     N/A            N/A    N/A              N/A       N/A
  FSB...............................    32,311     6.7%         7,216    1.5%             N/A       N/A

AS OF DECEMBER 31, 1996
-----------------------
Total Capital (to risk weighted
  assets):
  State.............................  $175,764    14.8%      $ 94,745    8.0%       $118,431    10.0%
  Century...........................    16,087    12.9%         9,936    8.0%         12,420    10.0%
  FSB...............................    28,788    12.9%        17,890    8.0%         22,362    10.0%
Tier 1 Capital (to risk weighted
  assets):
  State.............................   160,878    13.6%        47,372    4.0%         71,059     6.0%
  Century...........................    14,523    11.7%         4,963    4.0%          7,452     6.0%
  FSB...............................    26,628    11.9%           N/A    N/A          13,417     6.0%
Tier 1 Capital (to average assets):
  State.............................   160,878     8.3%        58,229    3.0%         97,047     5.0%
  Century...........................    14,523     7.3%         5,941    3.0%          9,901     5.0%
Tier 1 Capital (to total assets):
  FSB...............................    26,628     6.6%        12,093    3.0%         20,154     5.0%
Tangible Capital (to total assets):
  State.............................       N/A     N/A            N/A    N/A             N/A     N/A
  Century...........................       N/A     N/A            N/A    N/A             N/A     N/A
  FSB...............................    26,628     6.6%         6,046    1.5%            N/A     N/A

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

12. REGULATORY CAPITAL AND RETAINED EARNINGS (CONTINUED)
     Consolidated shareholders' equity at December 31, 1997 of $266,671 is the sum of $65,132 applicable to State Savings Company and its non-regulated subsidiaries and $201,539 applicable to the Banks. A reconciliation of the Banks' shareholders' equity to regulatory capital measures is as follows:

                                                        STATE      CENTURY      FSB
                                                       --------    -------    -------
Shareholders' equity--GAAP...........................  $151,945    $17,130    $32,464
Less unrealized gains on available for sale
  securities.........................................     5,475         10        153
                                                       --------    -------    -------
Total tangible and Tier I regulatory capital.........   146,470     17,120     32,311
Allowable portion of general allowance for loan
  losses.............................................    15,724      1,907      2,406
                                                       --------    -------    -------
  Total capital......................................  $162,194    $19,027    $34,717
                                                       ========    =======    =======

     Management believes that the Banks will continue to meet minimum regulatory capital requirements, as described above, in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in areas where the Banks have most of their loans, may affect future earnings and the ability of the Banks to meet future minimum capital requirements.

     To remain adequately capitalized and/or to meet regulatory requirements, certain dividend restrictions apply to the Banks. At December 31, 1997, retained earnings available for dividend declaration without prior regulatory approval were as follows:

State..............................................  $55,943
Century............................................    5,447
FSB................................................    8,919

13. FEDERAL INCOME TAXES

     Effective for its tax year beginning in 1996, the tax bad debt deduction rules were modified. Previously, qualifying thrifts (State and FSB) were permitted a deduction of either actual bad debts under the tax experience method or an annual addition to a reserve for bad debts based upon a percentage of taxable income (8%), subject to certain limitations. Bad debt deductions under the percentage of taxable income method for years prior to 1988 (the "base year") are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because State and FSB do not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided for bad debt reserves arising before December 1, 1988. Retained earnings at December 31, 1997, includes approximately $44,242,000 representing such bad debt deductions for which no deferred income taxes have been provided.

     For years beginning after the base year, a deferred tax liability is recorded if the addition to the tax bad debt reserve causes the reserve to exceed the base year amount. In August 1996, legislation was passed by Congress that (1) repealed the percentage of taxable income bad debt deduction and (2) required thrift institutions to recapture the excess of their bad debt reserves over the base year reserves. Deferred taxes have been recorded for this difference; thus, the recapture will not have a significant effect on the Company's future operations. However, the recapture provision will require an additional tax payment of $4,646,000, generally payable over four years, starting in 1999. Effective with its tax year beginning in 1996, the Company will no longer be entitled to a tax bad debt deduction under the percentage of taxable income method and instead will generally be limited to a deduction equal to its actual experience losses.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

13. FEDERAL INCOME TAXES (CONTINUED)
     The income tax provision is composed of the following:

                                                         1997       1996       1995
                                                        -------    -------    -------
Current...............................................  $15,930    $15,157    $12,003
Deferred..............................................    2,961         (2)       375
                                                        -------    -------    -------
  Total...............................................  $18,891    $15,155    $12,378
                                                        =======    =======    =======

     A reconciliation of the amount of expected income tax expense using the Federal corporate statutory rate and the actual income tax expense follows (dollars in thousands):

                                                 1997                 1996                 1995
                                            --------------       --------------       --------------
Provision computed at statutory rate......  $18,180   35.0%      $16,547   35.0%      $13,651   35.0%
Refund of prior years taxes...............                                             (1,656)  (4.2)
Other.....................................      711    1.4        (1,392)  (2.9)          383    0.9
                                            -------   ----       -------   ----       -------   ----
  Total...................................  $18,891   36.4%      $15,155   32.1%      $12,378   31.7%
                                            =======   ====       =======   ====       =======   ====

     Significant components of deferred tax assets and liabilities are as follows (dollars in thousands):

                                                               1997       1996
                                                              -------    -------
Deferred tax asset:
  Bad debt reserves.........................................  $16,408    $14,944
  Accrued profit sharing/bonus..............................    4,623      4,410
  Premium on loan sales.....................................    1,489      2,254
  Loan fees.................................................    4,646      5,336
  Other.....................................................    2,376      3,407
                                                              -------    -------
     Total..................................................   29,542     30,351
                                                              -------    -------
Deferred tax liability:
  Bad debt reserve greater than base year...................    4,398      4,646
  Unrealized gain on securities available for sale..........    3,255      1,099
  FHLB dividends............................................    2,334      1,961
  Interest income...........................................    5,943      3,707
  Other.....................................................      974      1,183
                                                              -------    -------
     Total..................................................   16,904     12,596
                                                              -------    -------
Net deferred tax asset......................................  $12,638    $17,755
                                                              =======    =======

14. BENEFIT PLANS

    Qualified Plan

     A qualified profit sharing plan, along with a 401(k) provision, covers substantially all employees. Employees can contribute a portion of their salary according to the 401(k) provision and the Company will make a matching contribution subject to certain limitations. Employee contributions and the Company match are fully vested. The profit sharing contribution is at the discretion of the Board of Directors. Total plan expense was $1,495,000 in 1997 and $1,349,000 in 1996.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

14. BENEFIT PLANS (CONTINUED)
  Nonqualified Plans

     Effective December 31, 1990, the Company discontinued its nonqualified profit sharing plan (old plan). Certain participants in the old plan are receiving payments of their accrued benefits over seven years. Other participants in the old plan had their accrued benefits transferred to a new nonqualified plan (new plan). For both plans, interest is credited on the accrued benefit liability at a rate equal to the return on shareholders' equity earned by the Company for the year.

     The Company also has a nonqualified employee incentive compensation plan (stock appreciation rights) in which units awarded to employees increase in value based on changes in the Company's shareholders' equity compared to a base year. There were 140 stock appreciation rights (SARs) shares granted in 1995, five shares granted in 1996 and 15 shares granted in 1997. The SARs vest over a five-year period. There are certain changes in control features which accelerate the SARs vesting. Contributions to the nonqualified plans are at the sole discretion of the Executive Compensation Committee of the Board of Directors.

     Nonqualified plan expense was $2,062,000 in 1997 and $1,715,000 in 1996. The unfunded liability for the nonqualified plans of $11,231,000 and $8,726,000 at December 31, 1997 and 1996, respectively, is classified with accounts payable and other liabilities.

  Stock Option Plan

In 1994, a stock option plan was adopted. Under this plan, awards may be granted to acquire 180 shares of the Company's common stock. No options have been granted as of December 31, 1997.

15. NON-INTEREST INCOME AND EXPENSES

     Other non-interest income and expenses consist of the following (dollars in thousands):

                                                               1997       1996       1995
                                                               ----       ----       ----
Other income:
  VISA account charges and fees.............................  $ 1,483    $ 1,346    $ 1,148
  NOW account charges and fees..............................    4,452      3,607      2,550
  Rental and other..........................................    1,737      1,099      1,447
                                                              -------    -------    -------
     Total..................................................  $ 7,672    $ 6,052    $ 5,145
                                                              =======    =======    =======
Other expenses:
  Data processing...........................................  $ 3,581    $ 3,811    $ 2,929
  Supplies, telephone, and other office.....................    4,647      4,033      3,313
  Occupancy.................................................    2,970      2,730      2,717
  Real estate owned.........................................      798        521        866
  NOW and other savings accounts............................    1,537      1,717      1,226
  Dues, fees, insurance, and other..........................    2,669      1,909      1,488
  Depreciation and amortization.............................    3,357      2,069      1,670
  Professional services.....................................    1,049        688        907
  Other.....................................................    1,027         12        602
                                                              -------    -------    -------
     Total..................................................  $21,635    $17,490    $15,718
                                                              =======    =======    =======

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosures of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Cash Equivalents and Accrued Interest Receivable and Payable--For such items, the carrying amount is a reasonable estimate of fair value.

     Investment Securities and Mortgage-Backed Securities--For such securities, fair value is based on quoted market prices or dealer quotes. If quoted market prices are not available, fair value is estimated using quoted market prices for similar securities.

     Loans Held for Sale--The fair value of loans held for sale is estimated based on outstanding commitments from investors or current investor yield requirements.

     Mortgage Servicing Rights--The fair value of mortgage servicing rights is determined based on estimated discounted cash flows to be received less the estimated costs of servicing.

     Loan Receivables--The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Federal Home Loan Bank Stock--All Federal Home Loan Bank stock transactions are executed at par; thus, par value is used as fair value.

     Deposit Liabilities--The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     Advances From Federal Home Loan Bank--The fair value of these advances is estimated using the rates currently offered for similar advances with similar remaining maturities or, when available, quoted market prices.

     Interest Rate Swaps--The fair value of interest rate swaps is the estimated amount that the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

     Interest Rate Floors and Caps--The fair value of interest rate floors and caps is determined by reference to quoted market prices.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
     The estimated fair value of the Company's financial instruments are as follows (dollars in thousands):

                                                               DECEMBER 31,
                                            ---------------------------------------------------
                                                     1997                        1996
                                            -----------------------     -----------------------
                                                         ESTIMATED                   ESTIMATED
                                             CARRYING       FAIR         CARRYING       FAIR
                                              AMOUNT       VALUE          AMOUNT       VALUE
                                              ------       -----          ------       -----
Financial assets:
  Cash and cash equivalents...............  $  147,387   $  147,387     $  226,652   $  226,652
  Available for sale securities...........     450,852      450,852        395,607      395,607
  Held to maturity securities.............      11,357       11,289         12,683       12,384
  Loans held for sale.....................      46,698       47,298         23,715       23,715
  Loans receivable........................   2,065,427    2,063,694      1,852,213    1,873,731
  Accrued interest receivable.............      13,198       13,198         11,730       11,730
  Mortgage servicing rights...............         320          320            400          400
  Federal Home Loan Bank stock............      17,938       17,938         16,722       16,722

Financial liabilities:
  Deposits................................   2,332,918    2,332,593      2,102,673    2,106,522
  Accrued interest payable................       2,920        2,920          2,356        2,356
  Securities sold under agreements to
     repurchase and other borrowings......                                   4,594        4,594
  Advances from Federal Home Loan Bank....     146,821      147,036        199,732      199,124

Off balance sheet assets (liabilities):
  Interest rate swap agreement............                       (5)                         12
  Interest rate floor positions...........          88          109             27           29
  Interest rate cap positions.............         527          159          1,078          597
  Commitments to originate real estate
     loans................................                      (30)                         (7)
  Commitments to sell loans...............                      (71)                        (29)

     A summary of the notional amounts of the Company's financial instruments with off balance sheet risk at December 31, 1997 and 1996 is as follows (amounts in thousands):

                                                               1997        1996
                                                               ----        ----
Interest rate swaps.........................................  $10,000    $ 10,000
Interest rate floor positions...............................   45,000      45,000
Interest rate cap positions.................................   80,000     105,000
Commitments to originate real estate loans..................   41,112      65,857
Commitments to sell loans...................................   70,349      69,875
Letters of credit...........................................    3,254       7,682

17. COMMITMENTS AND CONTINGENT LIABILITIES

     Financial Instruments with Off-Balance Sheet Risk--The Company is a party to financial instruments with off-balance sheet risk of loss as part of its normal business operations to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, interest rate swap arrangements and forward commitments. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

17. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
     Financial instruments with off-balance sheet credit risk at December 31, 1997, are as follows (dollars in thousands):

                                                              CONTRACT OR
                                                               NOTIONAL
                                                                AMOUNT
                                                                ------
Financial instruments whose contract amounts represent
  credit risk:
  Real estate loan commitments:
     Fixed-rate loans.......................................   $ 19,942
     Variable-rate loans....................................     21,170
  Undisbursed lines of credit (1)...........................    218,105
  Letters of credit.........................................      3,254
Financial instruments whose credit risk is less than the
  notional or contract amounts:
     Mandatory forward fixed-rate commitments to sell
      loans.................................................     70,349
     Interest rate swaps....................................     10,000

---------------

     (1) A significant portion normally remains undrawn (e.g., Visa and home equity loans)

     Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Some commitments will expire without a loan disbursement; thus, the total commitment does not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. The collateral consists predominantly of residential family units, commercial real estate and personal property.

     Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract or notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

     The loan commitments, which are disbursed subject to certain limitations, extend over periods of time ranging from one month for residential loans to one year for certain construction loans.

     Forward commitments to sell loans and mortgage-backed securities reduce the market risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges its current production of loans for mortgage-backed securities through FNMA or FHLMC which are then delivered to a national securities firm at a future date, at prices or yields specified by the contracts. These forward commitments primarily relate to fixed-rate loan pools with settlement dates ranging from 30 to 90 days. The risks associated with such contracts arise from the possible inability of counterparties to meet the terms of their contracts or the Company's inability to acquire loans to fulfill these contracts. If such factors as fluctuations in interest rates affect the Company's ability to originate loans, the Company would normally fulfill the commitments by purchasing securities in the open market.

     At December 31, 1997, the Company and its subsidiaries had commitments to sell loans to the FNMA of $100,000,000 and to Residential Funding Corporation
(RFC) of $25,000,000, both with a required delivery date of March 31, 1998. The Bank had delivered loans approximating $43,000,000 to FNMA and $22,000,000 to RFC under these commitments through December 31, 1997. The Bank believes that they will meet these commitments or will be able to obtain time extensions if necessary.

                     STATE SAVINGS COMPANY AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

17. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
     As part of its normal lending activities, the Company issues various letters of credit. At December 31, 1997, the Company had open letters of credit outstanding of approximately $3,254,000, substantially all of which were collateralized by real estate.

     Additional information regarding the fair value of these financial instruments is included in Note 16.

     Litigation--The Company and its subsidiaries are parties to routine litigation arising in the normal course of their respective businesses. In the opinion of management, after consultation with counsel, liabilities arising from these proceedings, if any, are not expected to be material to the Company's consolidated financial position or future results of operations.

18. DEPOSIT INSURANCE FUNDS ACT OF 1996

     Deposits of savings associations are insured by the Savings Association Insurance Fund (the "SAIF"). During September 1996, legislation was enacted providing for a one-time assessment imposed on the March 31, 1995 deposits of SAIF insured institutions. This one-time assessment increased the deposit insurance premium by $11 million in 1996. In 1997, the Company's deposit insurance premiums were reduced because of this assessment.

19. STATE FRANCHISE TAXES

     In 1996, the Company received approximately $986,000, including interest, applicable to a refund claim for franchise taxes paid in prior years to the State of Ohio. As a result, the Company also reduced its accrual for franchise taxes by approximately $3.1 million.

20. SUBSEQUENT EVENT

     In January 1998, the Company announced a definitive agreement to merge with Fifth Third Bancorp. ("Fifth Third"). Fifth Third will exchange 1,847.26 shares of common stock for each share of the Company's common stock outstanding. The transaction is subject to regulatory and shareholder approval.

                                                                         ANNEX A

                             AFFILIATION AGREEMENT

     This Affiliation Agreement ("Affiliation Agreement") dated as of January 2, 1998 is entered into by and between FIFTH THIRD BANCORP, a corporation organized and existing under the corporation laws of the State of Ohio with its principal office located in the City of Cincinnati, Hamilton County, Ohio ("Fifth Third"), and STATE SAVINGS COMPANY, a corporation organized and existing under the corporation laws of the State of Ohio, with its principal office located in the City of Columbus, Franklin County, Ohio ("State Savings Co.").

                              W I T N E S S E T H:

     WHEREAS, Fifth Third is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and State Savings Co. is a multiple savings and loan holding company under Section 10 of the Home Owners Loan Act, as amended ("HOLA"), and Fifth Third and State Savings Co. desire to effect a merger under the authority and provisions of the corporation laws of the State of Ohio pursuant to which at the Effective Time (as herein defined in Section
IX) State Savings Co. will be merged into Fifth Third, with Fifth Third to be and become the surviving corporation (the "Merger");

     WHEREAS, State Savings Co. owns all of the outstanding stock of State Savings Bank, a state savings bank ("Columbus Thrift Subsidiary") which, at the Effective Time, will be merged with and into Fifth Third's wholly-owned subsidiary The Fifth Third Bank of Columbus, an Ohio banking corporation ("Fifth Third, Columbus") with Fifth Third, Columbus to become the surviving corporation (the "Columbus Subsidiary Merger"); and,

     WHEREAS, State Savings Co. owns all of the outstanding stock of Century Bank, a state savings bank ("Cincinnati Thrift Subsidiary") which, at the Effective Time, will be merged with and into Fifth Third's wholly-owned subsidiary The Fifth Third Bank, an Ohio banking corporation ("Fifth Third, Cincinnati") with Fifth Third Cincinnati to become the surviving corporation (the "Cincinnati Subsidiary Merger"); and,

     WHEREAS, State Savings Co. owns all of the outstanding stock of State Savings Bank, FSB, a federal savings bank ("Arizona Thrift Subsidiary") which, at the Effective Time, will remain a separate subsidiary of Fifth Third and shall be renamed Fifth Third Bank of Arizona, FSB (the Columbus Thrift Subsidiary, the Cincinnati Thrift Subsidiary and the Arizona Thrift Subsidiary will be collectively referred to as the "Thrift Subsidiaries"); and

     WHEREAS, as a condition and inducement to Fifth Third's willingness to enter into this Agreement, simultaneously with the execution of this Agreement holders of at least 16% of the outstanding shares of State Savings Co. Common Stock entitled to vote for approval of this Agreement and the Merger are entering into Support Agreements substantially in the form of Appendix A hereto; and

     WHEREAS, under the terms of this Agreement each of the issued and outstanding shares of the Common Stock, $100 par value per share, of State Savings Co. which are issued and outstanding (excluding any treasury shares) immediately prior to the Effective Time will at the Effective Time be canceled and extinguished and in substitution therefor such State Savings Co. shares will, at the Effective Time, be converted into the right to receive shares of the Common Stock, without par value, of Fifth Third ("Fifth Third Common Stock"), all as more fully provided in this Agreement; and

     WHEREAS, the parties to this Agreement intend that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and for pooling-of-interests accounting treatment.

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, Fifth Third and State Savings Co., agree together as follows:

I.  MODE OF EFFECTUATING CONVERSION OF SHARES

     A. At the Effective Time (as defined in Article IX), all of the shares of Fifth Third Common Stock that are issued and outstanding or held by Fifth Third as treasury shares immediately prior to the Effective Time will remain unchanged and will remain outstanding or as treasury shares(or will be issued to the State Savings Co. shareholders pursuant to the terms of this Agreement), as the case may be, of the Surviving Corporation (as defined in Article I, Section F). Any stock options, subscription rights, warrants or other securities outstanding immediately prior to the Effective Time, entitling the holders to subscribe for purchase of any shares of the capital stock of any class of Fifth Third, and any securities outstanding at such time that are convertible into shares of the capital stock of any class of Fifth Third will remain unchanged and will remain outstanding, with the holders thereof entitled to subscribe for, purchase or convert their securities into the number of shares of the class of capital stock of Fifth Third to which they are entitled under the terms of the governing documents.

     B. Each of the shares of the Common Stock, $100 par value per share, of State Savings Co. ("State Savings Co. Common Stock") that is issued and outstanding immediately prior to the Effective Time will, when the Merger becomes effective, be converted by virtue of the Merger and without further action, into the right to receive 1,847.26 shares of Fifth Third Common Stock (the "Exchange Ratio"), subject to adjustment as provided in Section I.E. and VIII.A.8. and subject to the rights of dissenting shareholders as provided in
Section I.C.

     C. At the Effective Time, all of the shares of State Savings Co. Common Stock, whether issued or unissued (including treasury shares), will be canceled and extinguished and the holders of certificates for shares thereof shall cease to have any rights as shareholders of State Savings Co., except such rights, if any, as they may be entitled to under the provisions of Section 1701.84 and 1701.85 of the Ohio Revised Code with respect to the rights of dissenting shareholders, and, except as aforesaid, their sole rights as shareholders shall pertain to the Fifth Third Common Stock and cash in lieu of fractional shares, if any (as described in the immediately succeeding paragraph), into which their State Savings Co. Common Stock shall have been converted by virtue of the Merger.

     D. After the Effective Time, each holder of a certificate or certificates for shares of State Savings Co. Common Stock, upon surrender of the same duly transmitted to Fifth Third Trust Department, as Exchange Agent (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Fifth Third Common Stock into which such holder's shares of State Savings Co. Common Stock shall have been converted by the Merger, plus a cash payment for any fraction of a share to which the holder is entitled, in lieu of such fraction of a share, equal in amount to the product resulting from multiplying such fraction by the per share closing price of Fifth Third Common Stock as reported on the NASDAQ National Market System on the date the Merger becomes effective (the "Applicable Market Value Per Share of Fifth Third Common Stock"). Within seven (7) business days after the Effective Time, the Exchange Agent will send a notice and transmittal form to each State Savings Co. shareholder of record at the Effective Time advising such shareholder of the effectiveness of the Merger and the procedures for surrendering to the Exchange Agent outstanding certificates formerly evidencing State Savings Co. Common Stock in exchange for new certificates of Fifth Third Common Stock. Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of State Savings Co. Common Stock shall be deemed for all corporate purposes to represent the right to receive the number of full shares of Fifth Third Common Stock and cash in lieu of fractional share interests into which the same shall have been converted; provided, however, that dividends or distributions otherwise payable with respect to shares of Fifth Third Common Stock into which State Savings Co. Common Stock shall have been so converted shall be paid with respect to such shares only when the certificate or certificates evidencing shares of State Savings Co. Common Stock shall have been so surrendered (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third) and thereupon any such dividends and distributions shall be paid, without interest, to the holder entitled thereto subject however to the operation of any applicable escheat or similar laws relating to unclaimed funds.

     E. The Exchange Ratio referred to in Paragraph B of this Article I shall be adjusted so as to give the State Savings Co. shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock or any other event or action which has a similar economic effect, effected between the date of this Agreement and the Effective Time. In the event between the date of this Agreement and the Effective Time, Fifth Third has engaged in either the distribution of any of its assets (other than a cash dividend), or caused the distribution of capital stock in a company which holds any asset(s) previously held by Fifth Third or in any affiliate thereof, to the Fifth Third shareholders, then the Exchange Ratio shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the State Savings Co. shareholders, as of the Effective Time. Fifth Third shall provide written notice of any such adjustment (including a reasonably detailed calculation thereof) to State Savings Co. Any such adjustment shall be subject to the consent of State Savings Co. which consent shall not be unreasonably delayed, conditioned or withheld. Notwithstanding the provisions of this Section E, no adjustment to the Exchange Ratio will be required in the event Fifth Third issues shares of Fifth Third Common Stock in another merger or acquisition transaction prior to the Effective Date or is required to divest any of its assets as a condition to obtaining any regulatory approval required to consummate the Merger.

     F. When all necessary documents have been filed and recorded in accordance with the laws of the State of Ohio, and the Merger becomes effective, the separate existence of State Savings Co. shall cease and State Savings Co. shall be merged into Fifth Third (which will be the "Surviving Corporation"), and which shall continue its corporate existence under the laws of the State of Ohio under the name "Fifth Third Bancorp."

     G. The Second Amended Articles of Incorporation, as amended, of Fifth Third of record with the Secretary of State of Ohio as of the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until further amended as provided by law.

     H. The Directors of Fifth Third who are in office at the Effective Time shall be the directors of the Surviving Corporation, each of whom shall continue to serve as a Director for the term for which he was elected, subject to the Regulations of the Surviving Corporation and in accordance with law. The officers of Fifth Third who are in office at the time the Merger becomes effective shall be the officers of the Surviving Corporation, subject to the Code of Regulations of the Surviving Corporation and in accordance with law.

     I. The Code of Regulations of Fifth Third at the Effective Time shall be the Code of Regulations of the Surviving Corporation, until amended as provided therein and in accordance with law.

     J. At the Effective Time, the effect of the Merger shall be as provided by the applicable provisions of the laws of Ohio, including, without limitation, the effects set forth in Section 1701.82 of the Ohio Revised Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective
Time: the separate existence of State Savings Co. shall cease; Fifth Third shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of Fifth Third and State Savings Co., and all obligations owing by or due each of Fifth Third and State Savings Co. shall be vested in, and become the obligations of, Fifth Third, without further act or deed, including, without limitation, any liability to dissenting shareholders under Sections 1701.84 and 1701.85 of the Ohio Revised Code; and all rights of creditors of each Fifth Third and State Savings Co. shall be preserved unimpaired, and all liens upon the property of each of Fifth Third and State Savings Co. shall be preserved unimpaired, on only the property affected by such liens immediately prior to the Effective Time.

     K. From time to time as and when requested by the Surviving Corporation, or by its successors or assigns, the officers and Directors of State Savings Co. in office at the Effective Time shall execute and deliver such instruments and shall take or cause to be taken such further or other action as shall be reasonably necessary in order to vest or perfect in the Surviving Corporation or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises and authority of State Savings Co. and otherwise to carry out the purposes of this Agreement.

     L. This Agreement shall be filed (only if necessary) and recorded along with a Certificate of Merger in accordance with the requirements of the laws of the States of Ohio. This Agreement (if necessary) along with a

Certificate of Merger shall not be filed with the Secretary of the State of Ohio until, but shall be filed promptly after, all of the conditions precedent to consummating the Merger as contained in Article VI of this Agreement shall have been fully met or effectively waived.

     M. The Merger is intended to be a reorganization within the meaning of
Section 368(a) of the Code, and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under the Code and for the purposes of Sections 354 and 361 of the Code.

II. REPRESENTATIONS AND WARRANTIES OF STATE SAVINGS CO.

     State Savings Co. represents and warrants to Fifth Third that as of the date hereof or as of the indicated date, as appropriate, and except as otherwise disclosed in Schedule 1 hereto delivered by State Savings Co. to Fifth Third prior to the execution of this Agreement by Fifth Third:

     A. State Savings Co. (i) is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio and is a registered multi savings and loan holding company under the HOLA; (ii) is duly authorized to conduct the business in which it is engaged; (iii) has 600,000 shares, $100 par value per share, of State Savings Co. Common Stock authorized pursuant to its Amended Articles of Incorporation, which are the total number of shares State Savings Co. is authorized to have outstanding; (iv) has no outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of State Savings Co. of any kind, other than 6,000 shares of State Savings Co. Common Stock, which presently are authorized, duly issued and outstanding and fully paid and non-assessable; (v) owns of record and beneficially free and clear of all liens and encumbrances, all of the 6,000 outstanding shares of the capital stock of the Columbus Thrift Subsidiary, $100 par value per share; (vi) owns of record and beneficially free and clear of all liens and encumbrances, 59,763.725 outstanding shares of the capital stock of the Cincinnati Thrift Subsidiary, $10.581 par value per share; and (vii) owns of record and beneficially free and clear of all liens and encumbrances, all of the 16,000 outstanding shares of the capital stock of the Arizona Thrift Subsidiary, $1.00 par value per share. State Savings Co. has no direct or indirect subsidiaries other than the subsidiaries listed on Schedule 1, which sets forth the name, jurisdiction of organization and percentage ownership by State Savings Co. (or a subsidiary for any indirect subsidiary) of each such subsidiary (collectively the "Other State Savings Co. Subsidiaries" and each an "Other State Savings Co. Subsidiary"), the Columbus Thrift Subsidiary, the Cincinnati Thrift Subsidiary, and the Arizona Thrift Subsidiary. Other than as set forth herein or in Schedule 1, State Savings Co. does not own (other than in a bona fide fiduciary capacity or in satisfaction of or to secure a debt previously contracted) beneficially, directly or indirectly any shares of any equity securities or capital interests of any person or any equity or capital interest in a partnership or joint venture.

     B. (i) The Columbus Thrift Subsidiary is duly incorporated, validly existing and in good standing as a state savings bank under the laws of the State of Ohio, and has all the requisite power and authority to conduct the business as now conducted by it; and the Columbus Thrift Subsidiary does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of the Columbus Thrift Subsidiary of any kind, other than 6,000 shares of the capital stock, $100 par value per share, of the Columbus Thrift Subsidiary all of which are owned of record and beneficially by State Savings Co.;

      (ii) The Cincinnati Thrift Subsidiary is duly incorporated, validly existing and in good standing as a state savings bank under the laws of the State of Ohio, and has all the requisite power and authority to conduct the business as now conducted by it; and the Cincinnati Thrift Subsidiary does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of the Cincinnati Thrift Subsidiary of any kind, other than 59,763.725 shares of capital stock, $10.581 par value per share, of the Cincinnati Thrift Subsidiary which are owned of record and beneficially by State Savings Co. and 236.275 of such shares which are owned by the directors of Cincinnati Thrift Subsidiary as directors' qualifying shares; and

      (iii) The Arizona Thrift Subsidiary is duly incorporated, validly existing and in good standing as a federal savings bank under the laws of the United States, and has all the requisite power and authority to conduct the business as now conducted by it; and the Arizona Thrift Subsidiary does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of the Arizona Thrift Subsidiary of any kind, other than 16,000 shares of the capital stock, $1.00 par value per share, of the Arizona Thrift Subsidiary all of which are owned of record and beneficially by State Savings Co.

     C. State Savings Co. has previously furnished to Fifth Third its audited, consolidated balance sheets, statements of operations, statements of stockholders' equity and cash flows as at December 31, 1996, and for the year then ended, together with the opinions of its independent certified public accountants associated therewith. State Savings Co. also has previously furnished to Fifth Third the Call Reports as filed with the Federal Deposit Insurance Corporation ("FDIC") of the Thrift Subsidiaries as at December 31, 1996, 1995 and 1994. State Savings Co. also has furnished to Fifth Third (i) its unaudited, consolidated financial statements as at September 30, 1997, and for the nine months then ended, and (ii) the Call Reports as filed with the FDIC of the Thrift Subsidiaries for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997. Such audited and unaudited consolidated financial statements of State Savings Co. fairly present the consolidated financial condition of State Savings Co. as of the date thereof, and for the years or periods covered thereby, in conformity with generally accepted accounting principles, consistently applied (except as stated therein and except for the omission of notes to unaudited statements and year-end adjustments to interim results). There are no material liabilities, obligations or indebtedness of State Savings Co., any Other State Savings Co. Subsidiary, or the Thrift Subsidiaries required to be disclosed in the financial statements so furnished other than the liabilities, obligations or indebtedness disclosed in such financial statements (including footnotes). State Savings Co. shall furnish Fifth Third with unaudited, consolidated financial statements as at December 31, 1997, and for the month then ended as soon as practicable, and shall continue to furnish such financial information for subsequent monthly and quarterly periods to Fifth Third as soon as practicable until the Closing Date. In the event that the Closing Date does not occur before the next fiscal year end of State Savings Co., State Savings Co. shall furnish Fifth Third with its audited, consolidated financial statements for the year then ended as soon as they are reasonably available.

     D. State Savings Co., the Other State Savings Subsidiaries, and the Thrift Subsidiaries have good and marketable title to all of the material properties and assets which are reflected in their respective separate statements of financial condition as at September 30, 1997, and which are still owned by each and each has good and marketable title to all material properties and assets acquired by it after such date and still owned by it, subject to (i) any liens, encumbrances, defects or irregularities that do not materially adversely impair the use of the property, (ii) statutory liens for taxes not yet due and payable, and (iii) minor defects and irregularities in title that do not materially adversely impair the use of the property.

     E. Except as disclosed in Schedule 1 and for events relating to the business environment in general: (i) since September 30, 1997, to the date hereof there have been no material adverse changes in the financial condition, operations or business of State Savings Co., the Other State Savings Co. Subsidiaries, and the Thrift Subsidiaries on a consolidated (or in the case of State Savings Co. and the Thrift Subsidiaries, a separate) basis; (ii) State Savings Co. is not aware of any events which have occurred since September 30, 1997, to the date hereof or which as of the date hereof are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of State Savings Co., the Other State Savings Co. Subsidiaries, and the Thrift Subsidiaries on a consolidated (or in the case of State Savings Co. or the Thrift Subsidiaries, a separate) basis, excluding in each instance matters (which shall include but not be limited to changes in general economic condition, changes in interest rates, changes in laws or regulations or changes in generally accepted accounting principles) of general application to the thrift or banking industry; and (iii) since September 30, 1997, to the date hereof there have been no material changes in the methods of business operations of State Savings Co., the Other State Savings Co. Subsidiaries, or any of the Thrift Subsidiaries.

     F. Except as disclosed in Schedule 1, there are no actions, suits, proceedings, investigations or assessments of any kind pending, or to the best knowledge of State Savings Co., threatened against State Savings Co., the Other State Savings Co. Subsidiaries, or the Thrift Subsidiaries which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of State Savings Co., the Other State Savings Co. Subsidiaries, and the Thrift Subsidiaries on a consolidated (or in the case of State Savings Co. and the Thrift Subsidiaries, a separate) basis.

     G. Except as disclosed in Schedule 1, since September 30, 1997 to the date hereof State Savings Co. and the Thrift Subsidiaries each has been operated in the ordinary course of business, has not made any changes in its respective capital or corporate structures, nor any material changes in its methods of business operations and has not provided any increases in employee salaries or benefits other than in the ordinary course of business. Except as disclosed in
Schedule 1, since September 30, 1997, to the date hereof State Savings Co. has not declared or paid any dividends nor made any distributions of any other kind to its shareholders.

     H. Except as disclosed in Schedule 1, State Savings Co., the Other State Savings Co. Subsidiaries, and the Thrift Subsidiaries (i) have timely filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. All tax returns filed by State Savings Co., the Other State Savings Co. Subsidiaries, or the Thrift Subsidiaries through the date hereof constitute complete and accurate representations in all material respects of the tax liabilities of State Savings Co., the Other State Savings Co. Subsidiaries, and the Thrift Subsidiaries for such years and accurately set forth in all material respects all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax basis of its properties and assets; and (ii) have no reason to believe that any condition exists with respect to the business or operation of State Savings Co. that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or for pooling-of-interests accounting treatment.

     I. Except as disclosed in Schedule 1, neither State Savings Co., any Other State Savings Co. Subsidiaries, nor any of the Thrift Subsidiaries is a party to
(i) any written employment contracts or written contracts of any other kind with any of its officers, Directors or employees or (ii) any material contract, lease or agreement of any other kind which is not assignable as a result of the Merger provided for herein without the consent of another party, except for any individual contract, lease or agreement which does not have a term extending beyond six months from the date of this Agreement or any individual contract, lease or agreement (excluding a contract, lease or agreement pursuant to which credit has been extended by any of the Thrift Subsidiaries) which does not require the annual expenditure of more than $50,000.00 thereunder.

     J. Except as disclosed in Schedule 1, since September 30, 1997, to the date hereof the Thrift Subsidiaries have not incurred any unusual or extraordinary loan losses which are material to State Savings Co. and its subsidiaries on a consolidated basis; to the best knowledge of State Savings Co. in light of each of the Thrift Subsidiaries' historical loan loss experience and its management's analysis of the quality and performance of its loan portfolio, as of September 30, 1997, its reserve for loan losses was adequate to absorb all known and reasonably anticipated losses as of such date.

     K. Except as disclosed in Schedule 1 and except for dealings with and obligations to Keefe, Bruyette & Woods, Inc., neither State Savings Co. nor any of the Thrift Subsidiaries has, directly or indirectly, dealt with any broker or finder in connection with this transaction and none of them has incurred or will incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

     L. 1. The Directors of State Savings Co., by resolution adopted by the unanimous vote of all Directors present at a meeting duly called and held in accordance with applicable law, have duly approved this Agreement, and have directed that this Agreement be submitted to a vote of State Savings Co.'s shareholders at the annual or a special meeting of the shareholders to be called for that purpose, all in accordance with and as required by law and in accordance with the Amended Articles of Incorporation and Code of Regulations of State Savings Co.

     2. State Savings Co. has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to certain required regulatory and shareholder approvals. This Agreement, when executed and delivered, will have been duly authorized and, subject to the receipt of the requisite regulatory approvals and the approval of State Savings Co.'s shareholders, will constitute the valid and binding obligation of State Savings Co., enforceable against State Savings Co. in accordance with its respective terms, except to the extent that: (i) enforceability hereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally or the rights of creditors of savings and loan holding companies, the accounts of whose subsidiaries are insured by the FDIC; and (ii) the availability of certain remedies may be precluded by general principles of equity.

     3. Except as disclosed in Schedule 1, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby: (i) conflicts with, results in a breach of, violates or constitutes a default under, State Savings Co.'s Amended Articles of Incorporation or Code of Regulations or, to the best knowledge of State Savings Co., any federal, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any material agreement, arrangement, or commitment, to which State Savings Co. or any of the Thrift Subsidiaries is subject or bound; (ii) results in the creation of or gives any person the right to create any material lien, charge, encumbrance, or security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to State Savings Co., any Other State Savings Co. Subsidiaries, or any of the Thrift Subsidiaries; (iii) terminates or gives any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which State Savings Co., any Other State Savings Co. Subsidiaries, or any of the Thrift Subsidiaries is a party or by which State Savings Co.'s, any Other State Savings Co. Subsidiaries, or any of the Thrift Subsidiaries' rights, properties or assets are subject or bound; or (iv) to the best knowledge of State Savings Co., accelerates or modifies, or gives any party thereto the right to accelerate or modify, the time within which, or the terms according to which, State Savings Co., any Other State Savings Co. Subsidiaries, or any of the Thrift Subsidiaries is to perform any duties or obligations or receive any rights or benefits under any material agreements, arrangements or commitments. For purposes of this paragraph L.3., a material agreement, arrangement or commitment excludes any individual agreement, arrangement or commitment which has a term expiring less than six months from the date of this Agreement or which does not require the expenditure of more than $50,000 (but shall include any agreement, arrangement or commitment pursuant to which credit has been extended by the Thrift Subsidiaries).

     M. Complete and accurate copies of the (i) Amended Articles of Incorporation and Code of Regulations of State Savings Co., (ii) the Articles of Incorporation and Constitutions of the Columbus Thrift Subsidiary and the Cincinnati Thrift Subsidiary, and (iii) the Charter and Bylaws of the Arizona Thrift Subsidiary in force as of the date hereof have been delivered to Fifth Third.

     N. Except as disclosed in Schedule 1, neither State Savings Co., any Other State Savings Co. Subsidiaries, nor any of the Thrift Subsidiaries nor any employee, officer or Director of any of them has knowingly engaged in any activity or knowingly omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law (including without limitation the Bank Secrecy Act, the Community Reinvestment Act, applicable consumer protection and disclosure laws and regulations, including without limitation, Truth-in-Lending, Truth-in-Savings and similar disclosure laws and regulations, and equal employment and employment discrimination laws and regulations) or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition of State Savings Co. and its subsidiaries on a consolidated (and in the case of State Savings Co. and the Thrift Subsidiaries, on a separate) basis. To the best knowledge of State Savings Co. and except as disclosed in Schedule 1, each of the Thrift Subsidiaries possesses all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without material interference or interruption.

     O. Except as disclosed in Schedule 1, neither this Agreement nor any certificate furnished by State Savings Co. or the Thrift Subsidiaries to Fifth Third or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any written information which has been or shall be supplied with respect to their business operations and financial condition specifically for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (or, in the case of information relating to the proxy statement/prospectus, at the time it is mailed, in the case of the registration statement, at the time it becomes effective and in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of State Savings Co. is held to consider the adoption of this Agreement) an untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     P. Except as disclosed in Schedule 1, there are no actions, proceedings or to the knowledge of State Savings Co. investigations pending before any environmental regulatory body, with respect to or threatened against or affecting State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries (as an "owner or operator" or otherwise) with respect to any "facility" owned, leased or operated by any of them (but excluding any "facility" as to which sole interest of State Savings Co. or any of the Thrift Subsidiaries is that of a lienholder or mortgagee, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statue, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined, would have a material adverse effect on State Savings Co. and its subsidiaries on a consolidated (and in the case of State Savings Co. and the Thrift Subsidiaries, on a separate) basis, nor, to the best knowledge of State Savings Co. after reasonable inquiry, is there any reasonable basis for the institution of any such actions or proceedings or investigations which is probable of assertion, nor are there any such actions or proceedings or investigations in which State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries is a plaintiff or complainant. Except as disclosed in Schedule I neither State Savings Co., any Other State Savings Co. Subsidiaries, nor any of the Thrift Subsidiaries is liable in any material respect under any applicable law for any release by any of them or, to the knowledge of State Savings Co., for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor is State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries liable for any material costs (as a result of the acts or omissions of State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries or, to the best knowledge of State Savings Co., as a result of the acts or omissions of any other "person") of any remedial action including, without limitation, costs arising out of security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over State Savings Co., any Other State Savings Co. Subsidiary or any of the Thrift Subsidiaries to prevent or minimize any actual or threatened release by State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA.

     Except as disclosed in Schedule 1, to the best knowledge of State Savings Co. each "facility" owned, leased or operated by State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries (but excluding any "facility" as to which the sole interest of State Savings Co. or any of the Thrift Subsidiaries is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of State Savings Co. and its subsidiaries on a consolidated (and in the case of State Savings Co. and the Thrift Subsidiaries, on a separate) basis.

     Q. 1. Benefit Plans. Schedule 1 lists the name and a short description of each Benefit Plan (as herein defined), together with an indication of its funding status (e.g., trust, insured or general company assets). For purposes hereof, the term "Benefit Plan" shall mean any plan, program, arrangement or system of employee or director benefits maintained by State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries for the benefit of employees, former employees or Directors of State Savings Co., any Other State Savings Co. Subsidiary or any of the Thrift Subsidiaries and shall include (a) any qualified retirement plan such as a pension, profit sharing, stock bonus plan or employee stock ownership plan ("ESOP"), (b) any plan, program or arrangement providing deferred compensation, bonus deferral or incentive benefits, whether funded through trust or otherwise, and (c) any welfare plan, program or policy providing vacation, severance, salary continuation, supplemental unemployment, disability, life, health coverage, retiree health, Voluntary Employees' Beneficiary Association, medical expense reimbursement or dependent care assistance benefits, in any such foregoing case without regard to whether the Benefit Plan constitutes an employee benefit plan under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the number of employees covered under such Benefit Plan.

      2. Plan Documents, Reports and Filings. Except as disclosed on Schedule 1, State Savings Co. and each of the Thrift Subsidiaries has provided true, complete and correct copies of all plan documents, if any, comprising each Benefit Plan, together with, when applicable, (a) the most recent summary plan description, (b) the most recent actuarial and financial reports and the most recent annual reports filed with any governmental agency and (c) all Internal Revenue Service ("IRS") or other governmental agency rulings and determination letters or any open requests for IRS rulings or letters with respect to Benefit Plans.

      3 Qualified Retirement Plan Compliance. With respect to each Benefit Plan which is an employee pension benefit plan (as defined in section 3(2) of ERISA) which is intended to be qualified under section 401 of the Code (a "Qualified Benefit Plan"), except as disclosed on Schedule 1: (a) the IRS has issued a determination letter which determined that such Qualified Benefit Plan satisfied the requirements of section 401(a) of the Code, as amended by all of the laws referred to in Section 1 of Revenue Procedure 93-39, such determination letter has not been revoked or threatened to be revoked by the IRS, and the scope of such determination letter is complete and does not exclude consideration of any of the requirements or matters referred to in sections 4.02 through 4.04 of Revenue Procedure 93-39; (b) to the best knowledge of State Savings Co., such Qualified Benefit Plan is in material compliance with all qualification requirements of Section 401(a) of the Code; (c) to the best knowledge of State Savings Co., such Qualified Benefit Plan is in substantial compliance with all notice, reporting and disclosure requirements of ERISA and the Code; (d) no Qualified Benefit Plan is an ESOP as defined in Section 4975(e)(7) of the Code; and (e) no Qualified Benefit Plan has been terminated within the ten (10) period ending on the date hereof.

      4. Welfare Plan Compliance. With respect to each Benefit Plan which is an employee welfare benefit plan (as defined in Section 3(1) of ERISA) (a "Welfare Benefit Plan"), except as noted on Schedule 1: (a) such Welfare Benefit Plan, if it is intended to provide favorable tax benefits to plan participants, has been, to the best knowledge of State Savings Co., in compliance with applicable Code provisions; (b) such Welfare Benefit Plan has been, to the best knowledge of State Savings Co., operated in substantial compliance with all applicable notice, reporting and disclosure requirements of ERISA and the Code; and (c) such Welfare Benefit Plan, if a group health plan subject to the requirements of Section 4980B of the Code ("COBRA"), has been, to the best knowledge of State Savings Co., operated in substantial compliance with such COBRA requirements.

     5. Prohibited Transactions. To the best knowledge of State Savings Co., no prohibited transaction under Section 406 of ERISA and not exempt under
Section 408 of ERISA has occurred with respect to any Benefit Plan which would result, with respect to any person, in (a) the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or (b) material fiduciary liability under Section 409 of ERISA.

     6. Lawsuits or Claims. No material actions, suits or claims (other than routine claims of benefits) are pending or, to the best knowledge of State Savings Co., threatened against any Benefit Plan or against State Savings Co. or any of the Thrift Subsidiaries with respect to any Benefit Plan.

     7. Disclosure of Unfunded Liabilities. All material Unfunded Liabilities with respect to each Benefit Plan have been recorded and disclosed on the most recent financial statement of State Savings Co. and each of the Thrift Subsidiaries or, if not, in Schedule 1. For purposes hereof, the term "Unfunded Liabilities" shall mean any amounts properly accrued to date under generally accepted accounting principles in effect as of the date of this Agreement
(GAAP), or amounts not yet accrued for GAAP purposes but for which an obligation (which has legally accrued and cannot legally be eliminated and which is subject to reasonable estimate) exists for payment in the future which is attributable to any Benefit Plan, including but not limited to (a) severance pay benefits,
(b) deferred compensation or unpaid bonuses, (c) any liabilities on account of the change in control which will result from this Agreement, including any potential 20% excise tax under Section 4999 of the Code relating to excess parachute payments under Section 280G of the Code, (d) any unpaid pension contributions for the current plan year or any accumulated funding deficiency under Section 412 of the Code and related penalties under Section 4971 of the Code, including unpaid pension contributions or funding deficiencies owed by members of a controlled group of corporations which includes State Savings Co. or any of the Thrift Subsidiaries and for which State Savings Co. or any of the Thrift Subsidiaries is liable under applicable law, (e) any authorized but unpaid profit sharing contributions or contributions under Section 401(k) and Section 401(m) of the Code, (f) retiree health benefit coverage and (g) unpaid premiums for contributions required under any group health plan to maintain such plan's coverage through the Effective Time.

     8. Defined Benefit Pension Plan Liabilities. Within the five (5) year period ending on the date hereof, neither State Savings Co. nor any of the Thrift Subsidiaries has sponsored, maintained or been obligated to contribute to, any Benefit Plan subject to Title IV of ERISA. Neither State Savings Co., nor any of the Thrift Subsidiaries nor any controlled group member of State Savings Co. or any of the Thrift Subsidiaries participates in, or has incurred any liability under Sections 4201, 4063 or 4064 of ERISA for a complete or partial withdrawal from a multiple employer plan or a multi-employer plan (as defined in Section 3(37) of ERISA).

     9. Independent Trustee. Neither State Savings Co. nor any of the Thrift Subsidiaries (a) have incurred any asserted or, to the best knowledge of State Savings Co., unasserted material liability for breach of duties assumed in connection with acting as an independent trustee of any employee pension plan (as defined in Section 3(2) of ERISA) which is intended to be qualified under
Section 401(a) of the Code and which is maintained by an employer unrelated in ownership to State Savings Co. or the Thrift Subsidiaries, (b) have not authorized nor knowingly participated in a material prohibited transaction under
Section 406 of ERISA and not exempt under Section 408 of ERISA and (c) have not received notice of any material actions, suits or claims (other than routine claims for benefits) pending or threatened against the unrelated employer or against them.

     10. Retiree Benefits. Except as listed on Schedule 1 and identified as "Retiree Liability", neither State Savings Co. nor any of the Thrift Subsidiaries have any obligation to provide medical benefits, or life insurance benefits to or with respect to retirees, former employees or any of their relatives, except for any continuation coverage required to be provided by COBRA.

     11. Right to Amend and Terminate. Except as listed on Schedule 1, each of State Savings Co. and each of the Thrift Subsidiaries has all power and authority necessary to amend or terminate each Benefit Plan without incurring any penalty or liability provided that, in the case of an employee pension benefit plan (as defined in section 3(2) of ERISA), benefits accrued as of the date of amendment or termination are not reduced.

     12. Material. For purposes of this Paragraph Q as a whole, the term "material" in connection with a liability shall mean a liability, loss, tax, penalty, interest and related legal fees in the amount of $50,000 or more, with such determination being made on the basis of the aggregate affected participants of a Benefit Plan and not with respect to any single participant.

     R. Except as disclosed in Schedule 1, the investment portfolios of State Savings Co., the Other State Savings Co. Subsidiaries, and each of the Thrift Subsidiaries consist of securities in marketable form. Except as disclosed in
Schedule 1, since September 30, 1997, to the date hereof neither State Savings Co., the Other State Savings Co. Subsidiaries, nor any of the Thrift Subsidiaries has incurred any unusual or extraordinary losses in its investment portfolio, and, except for matters of general application to the thrift or banking industry (including, but not limited to, changes in laws or regulations or generally accepted accounting principles) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, State Savings Co. is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of State Savings Co.'s, any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries' investment portfolio on a consolidated basis.

     S. Except as disclosed in Schedule 1, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best knowledge of State Savings Co., threatened against any of the Directors or officers of State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries in their capacities as such, and no Director or officer of State Savings Co. or any of the Thrift Subsidiaries currently is being indemnified or seeking to be indemnified by State Savings Co., any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries pursuant to applicable law or State Savings Co.'s Amended Articles of Incorporation or Code of Regulations, any Articles, Bylaws or Code of Regulations of any Other State Savings Co. Subsidiary, or any of the Thrift Subsidiaries' Articles, Charter, Constitution or Bylaws.

     T. Except for the Ohio Control Share Acquisition Statute, Section 1701.831 of the Ohio Revised Code, there is no "business combination," "moratorium," "control share," or other state anti-takeover statute or regulation or any agreement to which State Savings Co. is a party which (i) prohibits or restricts State Savings Co.'s ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement, or any provisions hereof, or (iii) would subject Fifth Third to any impediment or condition in connection with the exercise of any if its rights under this Agreement.

     U. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for State Savings Co.'s own account, or for the account of one or more of its subsidiaries or their customers, were entered into (i) in accordance with prudent banking practices and all material applicable laws, rules, regulations and regulatory policies and (ii) with counterparties reasonably believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of it or one of its subsidiaries, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect (except to the extent that they have been fully performed or terminated) in all respects material to State Savings Co. Neither State Savings Co. nor its subsidiaries, nor to its knowledge any other party thereto is, in any respect material to State Savings Co. on a consolidated basis, in breach of any of its obligations under any such agreement or arrangement.

     V. Schedule 1 sets forth, among other things, exceptions to State Savings Co.'s representations and warranties in this Section II. While State Savings Co. has used its best efforts to identify in Schedule 1 the particular representation or warranty to which each such exception relates, each such exception shall be deemed disclosed for purposes of all representations and warranties in this Section II. The mere inclusion of an exception in Schedule 1 shall not be deemed an admission by State Savings Co. that such exception represents a material fact, event or circumstances or would result in a material adverse effect to State Savings Co. or to any of its subsidiaries. Neither the specification of any dollar amount in the representations and warranties of the parties contained herein nor the inclusion of any items on Schedule 1 to this Agreement will be deemed to constitute an admission by any party, or to otherwise imply, that any such amounts or the items so included are material for the purpose of this Agreement. All documents or information disclosed in any part of Schedule 1 are intended to be disclosed for all purposes under this Agreement and will also be deemed to be incorporated by reference in each of the other parts of Schedule 1 to this Agreement to which, and to the extent, they may be applicable.

III.  REPRESENTATIONS AND WARRANTIES OF FIFTH THIRD

     Fifth Third represents and warrants to State Savings Co. that as of the date hereof or as of the indicated date, as appropriate:

     A. Fifth Third is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is duly authorized to conduct the business in which it is engaged.

     B. Pursuant to Fifth Third's Second Amended Articles of Incorporation, as amended, the total number of shares of capital stock it is authorized to have outstanding is 300,500,000 of which 300,000,000 shares are classified as Common Stock without par value ("Fifth Third Common Stock") and 500,000 shares are classified as Preferred Stock without par value. As of the close of business on November 30, 1997, 155,163,554 shares of Fifth Third Common Stock were issued and outstanding and 3,677,597 shares were held in its treasury. As of the date of this Agreement, no shares of its Preferred Stock have been issued. Fifth Third does not have outstanding any stock options, subscription rights, warrants or other securities entitling the holders to subscribe for or purchase any shares of its capital stock other than options granted and to be granted to employees and Directors under its stock option plans. At November 30, 1997, 7,059,640 shares of Fifth Third Common Stock were reserved for issuance in connection with outstanding options granted under it stock option plans and 2,116,683 shares were reserved for issuance under options to be granted in the future.

     C. All shares of Fifth Third Common Stock to be received by the shareholders of State Savings Co. as a result of the merger pursuant to the terms of this Agreement and the Agreement of Merger shall be, upon transfer or issuance, validly issued, fully paid and non-assessable, and will not, upon such transfer or issuance, be subject to the preemptive rights of any shareholder of Fifth Third.

     D. Fifth Third has furnished to State Savings Co. its consolidated financial statements as at December 31, 1994, December 31, 1995, December 31, 1996 and for the respective years then ended together with the opinions of its independent public accountants associated therewith. Such consolidated financial statements fairly present the consolidated financial condition of Fifth Third as of their respective dates and for the respective periods covered thereby in conformity with generally accepted accounting principles consistently followed throughout the periods covered thereby. Neither Fifth Third nor any significant subsidiaries of Fifth Third have any material liabilities, obligations or indebtedness required to be disclosed in such financial statements other than the liabilities, obligations and indebtedness disclosed in such financial statements (including footnotes). Fifth Third will furnish to State Savings Co. its consolidated financial statements at December 31, 1997 and for the year then ended together with the opinions of its independent public accountants associated therewith as soon as such statements are publicly available. Fifth Third has also furnished to State Savings Co. its unaudited consolidated financial statements as at September 30, 1997 and for the nine (9) months then ended, and shall continue to furnish information for subsequent calendar quarter periods to State Savings Co. as soon as such becomes publicly available until the Closing Date.

     E. Except for events relating to the business environment in general: (i) since September 30, 1997, to the date hereof there have been no material adverse changes in the consolidated financial condition, operations or business of Fifth Third; (ii) the chief executive officer and the chief financial officer of Fifth Third are not aware of any events which have occurred since September 30, 1997, or which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third; and (iii) since September 30, 1997, to the date hereof there have been no material changes in the methods of business operations of Fifth Third and its subsidiaries.

     F. 1. The Executive Committee of the Board of Directors of Fifth Third, by resolution adopted by the members present at a meeting duly called and held, at which meeting a quorum was at all times present and acting, has approved this Agreement, including reserving for issuance to State Savings Co. shareholders in accordance with this Agreement, a sufficient number of shares of Fifth Third Common Stock. Approval and adoption of this Agreement by the shareholders of Fifth Third is not required under Ohio law or under the Second Amended Articles of Incorporation, as amended, or Code of Regulations of Fifth Third.

     2. Fifth Third has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to certain required regulatory approvals. This Agreement, when executed and delivered, will have been duly authorized and, subject to the receipt of the requisite regulatory approvals, will constitute the valid and binding obligation of Fifth Third, enforceable in accordance with its terms, except to the extent that: (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally; and (ii) the availability of certain remedies may be precluded by general principles of equity.

     3. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby and thereby, does or will (i) conflict with, result in a breach of, violate or constitute a default, under Fifth Third's Second Amended Articles of Incorporation, as amended, or Code of Regulations or, to the best knowledge of Fifth Third, any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment to which Fifth Third or any of its subsidiaries is subject or bound; (ii) to the best knowledge of Fifth Third, result in the creation of or give any person the right to create any material lien, charge, encumbrance, security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Fifth Third or any of its subsidiaries other than such rights as may be given the shareholders of State Savings Co. pursuant to the provisions of Sections 1701.84 and 1701.85 of the Ohio Revised Code; (iii) terminate or give any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Fifth Third or any of its subsidiaries is a party or by which Fifth Third's or any of its subsidiary's rights, properties or assets are subject or bound; or (iv) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Fifth Third or any of its subsidiaries is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangements or commitments.

     G. Complete and accurate copies of (i) the Second Amended Articles of Incorporation, as amended, and (ii) the Code of Regulations of Fifth Third in force as of the date hereof have been delivered to State Savings Co.

     H. Neither Fifth Third nor any of its subsidiaries has knowingly engaged in any activity or omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law (including, without limitation, the Bank Secrecy Act, the Community Reinvestment Act, applicable consumer protection and disclosure laws and regulations, including, without limitation, Truth-in-Lending, Truth-in-Savings, and similar disclosure laws and regulations, and equal employment and employment discrimination laws and regulations) or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either or which could reasonably be expected to have a material adverse effect on the financial condition Fifth Third and its subsidiaries taken as a whole. To the best knowledge of Fifth Third, Fifth Third and its subsidiaries possess all licenses, franchise, permits and other governmental authorizations necessary for the continued conduct of their businesses without material interference or interruption.

     I. 1. Neither this Agreement nor any report, statement, list, certificate or other information furnished or to be furnished by Fifth Third to State Savings Co. or its agents in connection with this Agreement or any of the transactions contemplated hereby (including, without limitation, any information which has been or shall be supplied with respect to its business operations and financial condition for inclusion in the proxy statement/ prospectus and registration statement relating to the merger) contains or shall contain (in the case of information relating to the proxy statement/prospectus, at the time it is mailed, and, in the case of the registration statement, at the time it becomes effective and, in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of State Savings Co. is held to consider the adoption of this Agreement) an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     2. Fifth Third has furnished to State Savings Co. or its agents true and complete copies (including all exhibits and all documents incorporated by reference) of the following documents as filed by Fifth Third with the SEC:

          a. Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1996;

          b. any Current Report on Form 8-K with respect to any event occurring after December 31, 1996 and prior to the date of this Agreement;

          c. any Quarterly Report on Form 10Q for the quarters ended March, 31, June 30, and September 30, 1997;

          d. any report filed by Fifth Third to amend or modify any of the reports described above; and

          e. all proxy statements prepared in connection with meetings of Fifth Third's shareholders held or to be held subsequent to December 31, 1996.

     The information set forth in the documents described in this subsection 2 (including all exhibits thereto and all documents incorporated therein by reference) did not, as of the dates on which such reports were filed with the SEC, (a) contain any untrue statement of a material fact, (b) omit any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or (c) omit any material exhibit required to be filed therewith. Prior to the date hereof no event has occurred subsequent to December 31, 1996 which Fifth Third is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Fifth Third to State Savings Co. Fifth Third timely shall furnish State Savings Co. with copies of all reports filed by Fifth Third with the SEC subsequent to the date of this Agreement and until the Closing Date.

     J. There are no actions, suits, proceedings, investigations or assessments of any kind pending or, to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, threatened against Fifth Third or any Fifth Third subsidiary, which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third.

     K. Since September 30, 1997 to the date hereof, none of Fifth Third's banking subsidiaries has incurred any unusual or extraordinary loan losses which would be material to Fifth Third on a consolidated basis; and to the best knowledge and belief of Fifth Third, and in the light of such banking subsidiaries' historical loan loss experience and their managements' analysis of the quality and performance of their respective loan portfolios, as of September 30, 1997, their consolidated reserves for loan losses are adequate to absorb all known and reasonably anticipated losses as of such date.

     L. Fifth Third and its subsidiaries have filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively.

     M. Except for dealings with Salomon Brothers Inc and Smith Barney, Inc. (collectively doing business as "Salomon Smith Barney") Fifth Third has not, directly or indirectly, dealt with any broker or finder in connection with this transaction and has not incurred and will not incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

     N. Fifth Third has no unfunded liabilities with respect to any Benefit Plan (as such term is defined in subparagraph Q.1. of Section II hereof, but applied to Fifth Third, its subsidiaries and affiliates) that are material, either individually or in the aggregate, to Fifth Third on a consolidated basis and that have not been recorded and disclosed as required by generally accepted accounting principles (GAAP) in the most recent year-end, audited financial statements of Fifth Third supplied to State Savings Co. pursuant to Paragraph D of Section III hereof.

     O. The investment portfolios of Fifth Third and its subsidiaries and affiliates consist of securities in marketable form. Since September 30, 1997, to the date hereof Fifth Third and its subsidiaries, on a consolidated basis, have not incurred any unusual or extraordinary losses in their respective investment portfolios, and, except for events relating to the business environment in general, including market fluctuations, the management of Fifth third is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of the investment portfolios of Fifth Third and its subsidiaries on a consolidated basis.

     P. As of the date hereof, Fifth Third (i) is not aware of the existence of any factor that would materially delay or materially hinder issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby; and (ii) has no reason to believe that any condition exists with respect to the business or operation of Fifth Third that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (other than the reissuance of shares of Fifth Third Common Stock held as treasury shares) for pooling-of-interests accounting treatment.

IV. OBLIGATIONS OF STATE SAVINGS CO. BETWEEN THE DATE OF THIS AGREEMENT AND THE EFFECTIVE TIME

     A. State Savings Co., in consultation with Fifth Third, will take all actions necessary to call and hold its annual or a special meeting of its shareholders as soon as practicable after the Fifth Third registration statement relating to the shares of Fifth Third Common Stock to be issued in the Merger has been declared effective by the SEC and under all applicable state securities laws for the purpose of approving and adopting this Agreement and any other documents or actions necessary to the consummation of the Merger provided for herein pursuant to law. The Board of Directors of State Savings Co. intends to inform the shareholders of State Savings Co. in the proxy materials relating to the annual or special meeting that all Directors of State Savings Co. intend as of the date of the preparation of such materials to vote all shares of State Savings Co. Common Stock which they own of record in favor of approving this Agreement and any such other necessary documents or actions, and, subject to the provisions of section VII G., all Directors will recommend approval of this Agreement to the other shareholders of State Savings Co. State Savings Co. shall cooperate with Fifth Third in the preparation of such proxy materials which shall be included and filed with, and as part of, Fifth Third's registration statement on Form S-4 (or any such other appropriate form) filed with the SEC for registration of the shares of Fifth Third Common Stock to be issued to the State Savings Co. shareholders pursuant to the transactions contemplated by this Agreement.

     B. The Merger is intended to be structured to qualify for treatment under present accounting rules as a pooling of interests and State Savings Co. agrees to take no action which would disqualify the Merger for such treatment under generally accepted accounting principles. Consistent with generally accepted accounting principles, State Savings Co. agrees that on or before the Effective Time based on a review of each of the Thrift Subsidiaries' loan losses, current classified assets and commercial, multi-family and residential mortgage loans and investment portfolio, State Savings Co. will work with Fifth Third with the goal of establishing collection procedures, internal valuation reviews, credit policies and practices and general valuation allowances which are consistent with the guidelines used within the Fifth Third holding company system. Fifth Third shall provide such assistance and direction to State Savings Co. as is necessary in conforming to such polices, practices, procedures and asset dispositions which are mutually agreeable between the date of this Agreement until the Effective Time; and from the date of this Agreement until the Effective Time, State Savings Co., the Other State Savings Co. Subsidiaries, and the Thrift Subsidiaries each will be operated in the ordinary course of business, and none of them will, without the prior written consent of Fifth Third, which consent shall not be unreasonably withheld: make any changes in its Amended Articles of Incorporation and Code of Regulations (in the case of State Savings Co.) or its Articles, Charter, Constitution, or Bylaws (in the case of its subsidiaries) capital or corporate structures; issue any additional shares of its Common Stock or any other equity securities; or, issue as borrower any long term debt or convertible or other securities of any kind, or right to acquire any of its securities; make any material changes in its method of business operations; make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $100,000 (except in the ordinary course of business consistent with past practices); make, enter into or renew any agreement for services to be provided to State Savings Co., the Other State Savings Co. Subsidiaries, or any of the Thrift Subsidiaries or permit the automatic renewal of any such agreement, except any agreement for services having a term of not more than six months or requiring the expenditure of not more than $50,000 (for this purpose the phrase "permit the automatic renewal" includes the failure to send a notice of termination of such contract if such failure would constitute a renewal); except as set forth in Schedule 1, open for business any branch office which has been approved by the appropriate regulatory authorities but not yet opened or apply to the appropriate regulatory authorities to establish a new branch office or expand any existing branch office; acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies; declare or pay any cash dividends on its own stock, other than quarterly or special cash dividends consistent with past practices and provided this covenant shall only apply to State Savings Co.; make, declare, pay or set aside for payment any stock dividends or make any other distributions on its stock; change or otherwise amend any Benefit Plans other than as required by law or as contemplated herein; and provide any increases in employee salaries or benefits other than in the ordinary course of business, and consistent with past practice, or as described in Schedule 1. State Savings Co. agrees that it will not sell or otherwise dispose of or encumber any portion of its assets, business or properties including the shares of the capital stock of any of the Thrift Subsidiaries or the Other State Savings Co. Subsidiaries which are now owned by it or acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of, the assets, business or properties of any other entity which is material to State Savings Co. and its subsidiaries on a consolidated basis.

     C. Not later that the 15th day prior to the mailing of State Savings Co.'s proxy statement with respect to the Merger, State Savings Co. shall deliver to Fifth Third a list of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the annual or special meeting called to approve the Merger, deemed an "affiliate" of it as that term is used in Rule 145 under the Securities Act of 1933, as amended, or SEC Accounting Series Releases 130 and 135 (the "State Affiliates"). State Savings Co. shall use its best efforts to cause each State Affiliate to execute and deliver to Fifth Third on or before the mailing of such proxy statement an agreement in the form of Appendix J hereto.

V.  COOPERATION AND OTHER OBLIGATIONS AND OTHER COVENANTS

     A. Fifth Third will, prepare and cause to be filed at its expense such applications and other documents with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Ohio Division of Banks, the Arizona Department of Financial Institutions, the Office of Thrift Supervision, and any other governmental agencies as are required to secure the requisite approval of such agencies to the consummation of the transactions provided for in this Agreement, and the parties shall cooperate in the preparation of an appropriate registration statement, including the prospectus, proxy statement, and such other documents necessary to comply with all federal and state securities laws relating to the registration and issuance of the shares of Fifth Third Common Stock to be issued to the shareholders of State Savings Co. in the Merger (the expenses thereof, other than accounting, legal, investment banking, financial consulting and associated expenses of State Savings Co. and its affiliates, to be paid by Fifth Third), and any other laws applicable to the transactions provided for in this Agreement. Fifth Third shall use all reasonable efforts to file all such applications within ninety (90) days of the date of this Agreement and to secure all such approvals. State Savings Co. agrees that it will, as promptly as practicable after request and at its own expense, provide Fifth Third with all information and documents concerning State Savings Co. and the Thrift Subsidiaries, as shall be required in connection with preparing such applications, registration statements and other documents and in connection with securing such approvals. Prior to filing any such applications or other documents with the applicable governmental agencies, Fifth Third shall provide, copies thereof to State Savings Co. State Savings Co. shall have the right to review and comment on the proxy statement included in the registration statement in an appropriate manner prior to its filing. Fifth Third agrees that it will, as promptly as practicable after request and at its own expense, provide State Savings Co. with all information and documents concerning Fifth Third and its subsidiaries as shall be required in connection with preparing such applications, registration statements and other documents which are to be prepared and filed by State Savings Co. and in connection with approvals required to be obtained by State Savings Co. hereunder. Prior to filing any such applications, statements or other documents with the applicable governmental agency, State Savings Co. shall provide, copies thereof to Fifth Third.

     B. Each of the parties hereto agrees to use its best efforts, to take all reasonably necessary action, and to cooperate with the other party in all reasonable respects in order to assure that the Merger qualifies for pooling-of-interests accounting treatment, and to carry out and consummate the transactions contemplated by this Agreement at the earliest practicable time including, without limitation, the filing of applications, notices and other documents with, and obtaining approval from, appropriate governmental regulatory agencies.

     C. State Savings Co. agrees to permit Fifth Third, its officers, employees, accountants, agents and attorneys, and Fifth Third agrees to permit State Savings Co., its officers, employees, accountants, agents and attorneys, to have reasonable access during business hours to their respective books, records and properties, and those of the Thrift Subsidiaries, for the purpose of making a detailed examination, or updating and amplifying prior examinations, of the financial condition, assets, liabilities, legal compliance, affairs and the conduct of the business of State Savings Co., the Other State Savings Co. Subsidiaries, and the Thrift Subsidiaries or Fifth Third, Fifth Third Columbus or Fifth Third Cincinnati, as the case may be, prior to the Effective Time, and also to permit the monitoring of the foregoing on an ongoing basis (such rights of examination and monitoring to be subject to the confidentiality obligations set forth in such Paragraph VII.D hereof); provided, however, that any such examination by Fifth Third or State Savings Co. shall not relieve Fifth Third or State Savings Co. from any responsibility or liability for any material misrepresentation or material breach of warranty hereunder discovered in the course of or subsequently to such examination and prior to the Effective Time.

     D.  State Savings Co. shall:

     (i) take all actions necessary to freeze the State Savings Bank Profit Sharing Plan ("Profit Sharing Plan"), and all non-qualified deferred compensation plans ("Deferred Compensation Plans") (collectively all of such plans shall be referred to as the "Retirement Plans") and any other qualified or non-qualified retirement plans, as of a date at least 60 days preceding the Effective Time such that no further benefits shall accrue under the Retirement Plans; provided, that, with respect to the Profit Sharing Plan, participant salary deferral contributions under Section 401(k) of the Code and employer matching contributions under Section 401 (m) of the Code may continue until such time as the Profit Sharing Plan is either terminated or merged into a qualified retirement plan maintained by Fifth Third and State Savings Co. may accrue a profit sharing contribution for the period between January 1, 1998 and the Effective Time, unless Fifth Third allows former employees of State Savings Co. or the Thrift Subsidiaries to accrue benefits under the Fifth Third Profit Sharing Plan as of January 1, 1998. In addition, with respect to the State Savings Non-Qualified Deferred Compensation Plan, for the period between January 1,

1998 and the Effective Time, State Savings Co. may credit participant accounts with earnings equal to ten percent (10%) per annum (pro-rated monthly);

     (ii) not, without the advance written consent of Fifth Third:

          a. make any contributions to the Retirement Plans after the date of this Agreement, except such contributions required to be made under the provisions of such Retirement Plans or under applicable law;

          b. adopt any amendments to the Retirement Plans after the date of this Agreement; and

          c. make any distributions from the Retirement Plans after the date of this Agreement, except in the ordinary course in compliance with the provisions of the Retirement Plans and consistent with past practice.

     (iii) at the direction of Fifth Third, prior to, or as of, the Effective Time, take all actions as of immediately prior to the Effective Time to terminate the Profit Sharing Plan, or, as of the Effective Time, merge the Profit Sharing Plan into a qualified retirement plan sponsored by Fifth Third;

     (iv) if Fifth Third has requested, develop a plan and timetable for terminating and funding any of the Retirement Plans (including the Profit Sharing Plan), and with the advance written approval of Fifth Third, proceeded with the implementation of said termination plan and timetable;

     (v) if Fifth Third has requested, seek to obtain (or if already obtained provide copies to Fifth Third) from the Internal Revenue Service (and furnish to Fifth Third), favorable determination letters in which the Internal Revenue Service has determined that the Profit Sharing Plan satisfies all qualification requirements (without caveat or qualification), including all amendments to the Code. Said IRS determination letters shall cover all amendments to such Plans;

     (vi) provide to Fifth Third, at least 60 days prior to the Effective Time, any and all documentation Fifth Third shall reasonably request to determine whether the requirements of Sections 401(k), 401(m), 404, 412 and 416 of the Code have been satisfied with respect to the Profit Sharing Plan.

VI.  CONDITIONS PRECEDENT TO CLOSING.

     A.  Conditions to the Obligations of Each of the Parties:

     The obligation of each of the parties hereto to consummate the transactions provided for herein is subject to the fulfillment on or prior to the Effective Time of each of the following conditions:

     1. The shareholders of State Savings Co. shall have duly approved and adopted this Agreement and the Merger in accordance with and as required by law and in accordance with its Amended Articles of Incorporation and Code of Regulations. Simultaneously with the execution of this Agreement, shareholders holding 16% of the outstanding shares of the State Savings Co. Common Stock entitled to vote for approval of this Agreement shall have executed and delivered an instrument to Fifth Third (in substantially the form of Appendix A) whereby each such shareholder thereby agrees to vote his or her respective shares of State Savings Co. Common Stock in favor of the Merger (the "Support Agreement") and waives all rights available to him or her under the Ohio Revised Code to demand appraisal of his or her shares of Ohio Savings Co. Common Stock.

     2. All necessary governmental and regulatory orders, consents, clearances and approvals and requirements shall have been secured and satisfied for the consummation of such transactions, including without limitation, those of the Federal Reserve System, the Ohio Division of Banks, the Arizona Department of Financial Institutions, the Office of Thrift Supervision and the Federal Deposit Insurance Corporation to the extent required.

     3. Prior to or at the Effective Time, no material investigation by any state or federal agency shall have been threatened or instituted seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby and no material governmental action or proceeding shall have been threatened or instituted before any court or government body or authority, seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby other than investigations, actions and proceedings which have been withdrawn prior to or at the Effective Time without material adverse effect to Fifth Third or State Savings Co. and other than regularly-scheduled regulatory examinations.

     4. Any waiting period mandated by law in respect of the final approval by any applicable Federal regulator(s) of the transaction contemplated herein shall have expired.

     B.  Conditions to the Obligations of Fifth Third:

     The obligation of Fifth Third to consummate the transactions provided for herein is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Fifth Third in a writing delivered to State Savings Co. which specifically refers to the condition or conditions being waived:

     1. All of the representations and warranties of State Savings Co. set forth in Section II of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date (as hereinafter defined) as if each such representation and warranty was given on and as of the Closing Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business or operations of State Savings Co. and its subsidiaries on a consolidated (and in the case of the Columbus Thrift Subsidiary, on a separate) basis.

     2. State Savings Co. shall have performed all of the obligations required of it under the terms of this Agreement in all material respects, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of State Savings Co. and its subsidiaries on a consolidated (and in the case of the Columbus Thrift Subsidiary, on a separate) basis.

     3. Vorys, Sater, Seymour and Pease, LLP, counsel for State Savings Co. and the Thrift Subsidiaries, shall have delivered an opinion addressed to Fifth Third in substantially the form appended hereto as Appendix B.

     4. The aggregate amount of consolidated shareholders' equity (including Common Stock, Additional Paid-In Capital and Retained Earnings and excluding Treasury Stock) of State Savings Co. immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with generally accepted principles, consistently applied, shall not be less than such consolidated shareholder's equity as reflected in State Savings Co.'s November 30, 1997 financial statements delivered to Fifth Third. For purposes of this paragraph VI.B.4., any expenses or accruals after the date hereof relating to (i) the adjustments contemplated by paragraph IV.B. of this Agreement, (ii) expenses associated with this Agreement or the Merger; or (iii) expenses or losses associated with the valuing of State Savings Co. or its Subsidiaries' investments at current market value as required by generally accepted accounting principles (including without limitation the requirements of accounting rule SFAS 115) shall be excluded for purposes of calculation of State Savings Co.'s shareholders' equity as contemplated herein.

     5. State Saving Co.'s independent certified public accountants shall have reviewed the unaudited consolidated financial statements of State Savings Co. as at the end of the month immediately preceding the Effective Time, as well as the unaudited separate financial statements of the Other State Savings Co. Subsidiaries and the Thrift Subsidiaries as of the same date, performed such other auditing procedures as may be requested by Fifth Third and reported in good faith that they are not aware of any material modifications which should be made to such financial statements in order to conform to GAAP consistently applied and which would have a material adverse effect on the financial condition of State Savings Co. and its subsidiaries on a consolidated (and with respect to the Columbus Thrift Subsidiary, on a separate) basis.

     6. The receipt of a certificate from State Savings Co. and each of the Thrift Subsidiaries, executed by the chief executive officer and chief financial officer of each, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section II hereof and applicable to their respective company were true and correct as of the date of this Agreement and as of the Closing Date in all material respects, except (y) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date; and (z) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the business or operations of State Savings Co. and its subsidiaries on a consolidated (and in the case of the Columbus Thrift Subsidiary, on a separate) basis; and (ii) it has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of State Savings Co. and its subsidiaries on a consolidated (and in the case of the Columbus Thrift Subsidiary, on a separate) basis.

     7. The total issued and outstanding shares of State Savings Co. Common Stock shall not exceed 6,000 shares and any options to purchase State Savings Co. Common Stock shall have been canceled and any agreement for the issuance of shares of State Savings Co. stock terminated prior to the Closing Date.

     8. Fifth Third shall have received a letter from Deloitte and Touche LLP, as Fifth Third's independent public accountant, and State Savings Co. shall have received a letter from Deloitte & Touche LLP, as State Savings Co.'s independent public accountant to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

     9. Cincinnati Thrift Subsidiary shall have redeemed all of the outstanding shares held by directors as director qualifying shares.

     C.  Conditions to the Obligations of State Savings Co.:

     The obligation of State Savings Co. to consummate the transactions provided for herein and in the Agreement of Merger is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by State Savings Co. in a writing delivered to Fifth Third which specifically refers to the condition or conditions being waived:

     1. All of the representations and warranties of Fifth Third set forth in
Section III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as if each such representation and warranty was given on and as of the Closing Date, except
(i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and
(ii) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the consolidated business or operations of Fifth Third.

     2. Fifth Third shall have performed all of the obligations required of it under the terms of this Agreement in all material respects, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the consolidated business or operations of Fifth Third.

     3. Paul L. Reynolds, counsel for Fifth Third, shall have delivered an opinion addressed to State Savings Co. in substantially the form appended hereto as Appendix C.

     4. The receipt of a certificate from Fifth Third, executed by its chief executive officer and chief financial officer, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section III were true and correct as of the date of this Agreement and as of the Closing Date, except (y) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (z) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the consolidated business or operations of Fifth Third; and, (ii) Fifth Third has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement and the Agreement of Merger, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Fifth Third.

     5. Fifth Third shall have registered its shares of Common Stock to be issued to the State Savings Co. shareholders hereunder and pursuant to the Agreement of Merger with the SEC pursuant to the Securities Act of 1933, as amended, and with all applicable state securities authorities. The registration statement with respect thereto shall have been declared effective by the SEC and all applicable state securities authorities and no stop order shall have been issued. The shares of Fifth Third Common Stock to be issued to the State Savings Co.

shareholders hereunder shall have been authorized for trading on the National Market System of the National Association of Securities Dealers upon official notice of issuance.

     6. State Savings Co. shall have received from Keefe, Bruyette and Woods an opinion dated a date which is reasonably proximate to the date on which proxy materials are first disseminated to State Savings Co. shareholders in connection with the meeting contemplated in Section IV.A. of this Agreement, in a form reasonably satisfactory to State Savings Co. that the transactions contemplated hereby are fair to the shareholders of State Savings Co. from a financial point of view.

     7. State Savings Co. shall have received the opinion of Vorys, Sater, Seymour and Pease, LLP substantially in the form of Appendix K hereto, to the effect that the transactions contemplated hereby constitute a tax free reorganization under section 368(a) of the Code.

     8. Fifth Third shall have executed and delivered the Fifth Third Employment Contracts (as defined in Section VII.B.5 below) and provide, or make provision for payment of the Severance Payments described in Section VII.B.2 below and the Key Employee Agreement payments provided in Section VII.B.4 below.

VII. ADDITIONAL COVENANTS

     A. The Columbus Thrift Subsidiary shall be merged with and into Fifth Third Bank, Columbus, to be effective the Effective Time pursuant to a Plan and Agreement of Merger substantially in the form attached hereto Appendix D. The Cincinnati Thrift Subsidiary shall be merged with and into Fifth Third Bank, Cincinnati, to be effective the Effective Time, pursuant to a Plan and Agreement of Merger substantially in the form attached hereto as Appendix E the parties hereto agree to cooperate with one another to effect such mergers. Upon consummation of the mergers of the Columbus Thrift Subsidiary and the Cincinnati Thrift Subsidiary, the separate corporate existence of the Columbus Thrift Subsidiary and the Cincinnati Thrift Subsidiary, respectively, shall cease by operation of law.

     B. 1. Fifth Third shall use its best efforts to employ at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the State Savings Co. and the Thrift Subsidiaries employees who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies; provided that such continuing employees will not be subject to any exclusion or penalty for preexisting conditions that were covered under the State Savings Co. or the Thrift Subsidiaries' medical plans immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's medical plan. Each employee of State Savings Co. and the Thrift Subsidiaries who becomes an employee of Fifth Third or any of its subsidiaries or affiliates at or immediately subsequent to the Merger shall be entitled to participate in all employee benefit plans sponsored by Fifth Third or its subsidiaries or affiliates on the same terms and to the same extent as similarly situated employees; provided, that, with respect to any such continuing employee who was covered, as of the Effective Time, under a Benefit Plan sponsored by State Savings Co. or the Thrift Subsidiaries for which Fifth Third sponsors an employee benefit plan which provides the same type of benefit (e.g. life insurance; disability, etc.), such continuing employee shall participate, as of the Effective Time, in such Fifth Third plan. Under each employee benefit plan sponsored or maintained by Fifth Third, prior service with State Savings Co. and any of the Thrift Subsidiaries shall be taken into account for purposes of determining eligibility, vesting and, with the exception of any defined benefit pension plan sponsored by Fifth Third, the accrual of benefits. In addition, with respect to any payroll practice (such as accrued vacation) where service is utilized to determine the amount of benefit under such practice, prior service with State Savings Co. and any of the Thrift Subsidiaries shall be taken into account. With respect to any employee of State Savings Co. or the Thrift Subsidiaries who is not employed by Fifth Third as of the Effective Time, Fifth Third shall be responsible for providing continuation coverage to such employee (and his or her dependents), as required by COBRA. Further, with respect to any former employee of State Savings Co. or the Thrift Subsidiaries (or their dependents) who is receiving continuation coverage under COBRA as of the Effective Time, Fifth Third shall be responsible to maintain such continuation coverage in compliance with COBRA.

     2. Fifth Third agrees to provide those employees who are not included as Senior Managers (as defined below) and who are terminated or who voluntarily resign after being notified that, as a condition of employment, such employee must work at a location more than forty-five (45) miles from such employee's former location of employment or that such employee's salary will be decreased, in any case and in both cases, before the Effective Time or within ninety (90) days after the Effective Time, and who sign and deliver a termination and release agreement in the form acceptable to Fifth Third, with severance pay and benefits equal to two weeks pay for each year of service up to a maximum payment for any one employee of $75,000. Fifth Third also agrees to provide those senior management employees identified by State Savings Co. (the "Senior Managers") and who would otherwise qualify for the severance payments above with, in lieu of the payments described above, such severance payments identified by State Savings Co., provided, however, that the payments provided under this Section VII.B.2. to Senior Managers will not exceed Two Million Seven Hundred Thousand Dollars ($2,700,000). Prior to the Effective Time, Fifth Third and State Savings Co. shall negotiate in good faith and mutually determine how to allocate severance payments among the Senior Managers. Severance payments shall be made using such procedures determined by Fifth Third and State Savings Co., which procedures and times need not be identical to those provided for in existing severance plans or procedures of either Fifth Third or State Savings Co. Within sixty (60) days of the Effective Time, all severance plans maintained by State Savings Co. or the Thrift Subsidiaries shall be terminated, or, in the alternative, amended to exclude from coverage any employee who is entitled to receive severance payments under this Paragraph VII.B.2. Fifth Third shall provide sufficient notification to State Savings Co. of those employees it will not be hiring in order that such employees terminated by State Savings Co. can be given appropriate notice of termination in advance of the effectiveness thereof. Nothing contained in this Paragraph VII.B.2 shall be construed or interpreted to limit or modify in any way Fifth Third's at will employment policy.

     3. Any officer of State Savings Co. or any of the Thrift Subsidiaries who has an employment or severance agreement with State Savings Co. or any of the Thrift Subsidiaries (each a "Contract Officer") shall receive as of the Effective Time, in lieu of payments under such existing contracts, the salary and benefits provided in their respective contracts described in Section VII.B.5 below with Fifth Third ("Fifth Third Contract Payments"). As a condition to receiving their Fifth Third Contract Payments each Contract Officer shall sign and deliver a termination agreement relating to their existing contracts with State Savings Co. The Fifth Third Contract Payments shall not exceed a total of Twenty Three Million Seven Hundred Thousand Dollars ($23,700,000). For the purposes of the preceding sentence, such Fifth Third Contract Payments for retirement benefits and options shall equal the present value of such benefits.

     4. Fifth Third agrees to honor the obligations, in effect on the Effective Time, of State Savings Co. under the Key Employee Incentive Compensation Plan Agreement (the "Key Employee Agreement"). Payments under the Key Employee Agreement will be made by Fifth Third at the Effective Time. The payments under the Key Employee Agreement will not exceed a total of Nineteen Million Seven Hundred Fifty Thousand Dollars ($19,750,000). Within sixty (60) days of the Effective Time, Fifth Third shall make a determination either to direct State Savings Co. to terminate the Profit Sharing Plan as of the day preceding the Effective Time; or, as of the Effective Time, to merge the Profit Sharing Plan into a qualified retirement plan sponsored by Fifth Third.

     5. Fifth Third agrees to enter into employment contracts effective as of the Effective Time with David Reese, Donald Shackelford, William Robert and Stephen Kambeitz in the form of Appendices F, G, H, & I respectively, providing for the payments described therein (the "Fifth Third Employment Contract" and each a "Fifth Third Employment Contract"). Fifth Third further agrees to appoint two members of the State Savings Co. board of directors to positions on the Fifth Third board of directors.

     6. It is the express understanding and intention of Fifth Third and State Savings Co. that no employee of State Savings Co. or Fifth Third or other person shall be deemed to be a third party beneficiary, or have or acquire any right to enforce the provisions of this Section VII.B, except as otherwise provided in this Agreement, and that nothing in this Agreement shall constitute a Benefit Plan or Amendment to a Benefit Plan.

     C. (i) From and after the Effective Time, Fifth Third shall assume the obligations of State Savings Co. and its subsidiaries arising under applicable Ohio and Federal law in existence as of the date hereof or as amended prior to the Effective Time and under the State Savings Co. Amended Articles of Incorporation and Code of Regulations or the Articles, Charter, Constitution, Code of Regulations or Bylaws of its subsidiaries as in effect on the date hereof to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who become, prior to the Effective Time, an officer or director of State Savings Co. or its subsidiaries (the "Indemnified Parties") against losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Fifth Third) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of State Savings Co. or its subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the merger and the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time. Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim shall notify Fifth Third (but the failure to so notify Fifth Third shall not relieve Fifth Third from any liability which Fifth Third may have under this section except to the extent Fifth Third is materially prejudiced thereby). Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter under this section unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified Parties.

     (ii) From and after the Effective Time, the directors, officers and employees of State Savings Co. or any of its subsidiaries who become directors, officers or employees of Fifth Third or any of its subsidiaries, except for the indemnifications rights set forth in subparagraph (i) above, shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers or employees of Fifth Third or the subsidiary by which such person is employed are entitled under the provisions of the Articles of Incorporation of Fifth Third or similar governing documents of Fifth Third or its applicable subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect form time to time after the Effective Time.

     (iii) The obligations of Fifth Third provided under this Section VII.C are intended to benefit, and be enforceable against Fifth Third directly by, the Indemnified Parties, and shall be binding on all respective successors of Fifth Third.

     (iv) Fifth Third shall also purchase for the benefit of the directors and officers of State Savings Co. and its subsidiaries and keep in force for a three year period, a policy of directors' and officers' liability insurance having liability limits and providing coverage for acts or omissions of the type currently covered by Fifth Third's existing directors' and officers' liability insurance. Such policy shall cover acts or omission occurring on or prior to the Effective Time.

     D. Fifth Third will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it by State Savings Co. concerning State Savings Co. or the Thrift Subsidiaries or any Other State Savings Co. Subsidiaries. State Savings Co. will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it concerning Fifth Third or any of its affiliates. In the event the Merger is not completed, all non-public financial statements, documents and materials, and all copies thereof, shall be returned to State Savings Co. or Fifth Third, as the case may be, and shall not be used by Fifth Third or State Savings Co., as the case may be, in any way detrimental to State Savings Co. or Fifth Third.

     E. All notices under this Agreement or under the Agreement of Merger shall be in writing and shall be sufficient in all respects if delivered in person or mailed by certified mail, return receipt requested, with postage prepaid and addressed, if to State Savings Co. to Mr. David Reese, Chairman of the Board, State Savings Co., 20 East Broad Street, Columbus, Ohio 43215, with a copy to:
Robert Werth, Esq., Vorys, Sater, Seymour and Pease, LLP, 52 East Gay Street, Columbus, Ohio 43215; if to Fifth Third, to Mr. George A. Schaefer, Jr., President and Chief Executive Officer, Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, with a copy to Paul L. Reynolds, Esq., Senior Vice President and General Counsel, Fifth Third Bank, Legal Division, 38 Fountain Square Plaza, 2nd Floor, Cincinnati, Ohio 45263. Such notices shall be deemed to be received when delivered in person or when deposited in the mail by certified mail, return receipt requested with postage prepaid.

     F. This Agreement, together with the written instruments specifically referred to herein and such other written agreements delivered by Fifth Third or State Savings Co. to each other pursuant hereto constitute the entire agreement between the parties with regard to the transactions contemplated herein and supersede any prior agreements, whether oral or in writing, including that certain letter from Fifth Third to State Savings Co., dated December 21, 1997. This Agreement may be hereafter amended only by a written instrument executed by each of the parties pursuant to Section X hereof.

     G. During the period from the date of this Agreement to the earlier of the Effective Time or the termination hereof, except with the prior approval of Fifth Third, State Savings Co. shall not and shall use reasonable efforts to cause the officers, directors, employees or other agents of State Savings Co. not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Transaction or (ii) subject to the fiduciary duties of the State Savings Co. Board of Directors under applicable law as advised by counsel to State Savings Co., engage in negotiations with, or disclose any nonpublic information relating to State Savings Co. or the Thrift Subsidiaries or afford access to the properties, books or records of State Savings Co. or the Thrift Subsidiaries to, any person that may be considering making, or has made, a proposal to enter into an Acquisition Transaction; provided, however, that nothing contained in this Agreement shall prevent State Savings Co. or its Board of Directors from furnishing nonpublic information to, or affording access to the properties, books or records of State Savings Co. or any subsidiary to, or entering into discussions or an agreement with, any third party person or recommending an unsolicited proposal regarding an Acquisition Transaction to the shareholders of State Savings Co., if and only to the extent that (i) State Savings Co.'s directors determine in good faith after consultation with outside legal counsel that such action is necessary to comply with their fiduciary duties to the shareholders of State Savings Co. under applicable law and (ii) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such third party, State Savings Co.'s directors receive from such third party an executed confidentiality agreement with customary terms. State Savings Co. promptly shall communicate to Fifth Third the terms of any proposal which it may receive in respect of an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto. For purposes of this Agreement, "Acquisition Transaction" means any merger of either State Savings Co. or the Thrift Subsidiaries or any sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction involving State Savings Co. or the Thrift Subsidiaries, other than the transactions contemplated by this Agreement.

     H. Fifth Third and State Savings Co. shall each indemnify and hold the other harmless for any claim, liability or expense (including reasonable attorneys' fees) arising from a misstatement or omission in the applications submitted to regulatory agencies for approval of the transaction contemplated by this Agreement relating to the indemnifying party which is based or made in reliance upon any representation, warranty, or covenant of such party in this Agreement or any certification, document, or other information furnished or to be furnished by such party pursuant to this Agreement. From and after Closing Date, this subsection shall be of no further force or effect.

     I. Upon the request of Fifth Third and at the sole option of Fifth Third, State Savings Co. and the Thrift Subsidiaries shall execute and deliver to Midwest Payment Systems, Inc. ("MPS") an agreement to convert all electronic funds transfer ("EFT") related services to MPS and the Jeanie(R) system. Such Agreement shall provide that MPS will be the exclusive provider of such services to State Savings Co. and the Thrift Subsidiaries for a period of five (5) years from the date such agreements are executed. Fifth Third agrees that the cost of the conversion of State Savings Co. and the Thrift Subsidiaries to EFT provided by MPS and conversion to the Jeanie(R) system (including, without limitation, the cost of all card reissue, signage and penalties relating to terminating its current EFT relationships) will be paid by Fifth Third. Fifth Third further agrees that the costs and fees to State Savings Co. and the Thrift Subsidiaries for the Jeanie(R) service shall not exceed those charged by the current EFT service provider of State Savings Co. and the Thrift Subsidiaries, subject to any increases in such costs and fees which would otherwise be permitted under their current EFT processing agreements. In the event this Agreement is terminated pursuant to Section VIII hereof for any reason except a material breach or default by State Savings Co., and if, in such instance, State Savings Co. desires to convert to another provider of EFT services, Fifth Third shall pay all costs and expenses associated with such conversion. In no event shall State Savings Co. or the Thrift Subsidiaries be required to take any actions pursuant to this Paragraph I or otherwise under this Agreement or the Agreement of merger that are contrary to any applicable law, regulation, rule or order or which constitute a breach of the fiduciary duties of the directors of State Savings Co. or the Thrift Subsidiaries.

     J. State Savings Co. and the Thrift Subsidiaries shall deliver an agreement with Fifth Third or an affiliate of Fifth Third which will provide the transfer to any such entity of the performance of any and all data processing services including, without limitation, item processing and application processing. After the date hereof, at Fifth Third's discretion, State Savings Co. shall notify any and all vendors currently providing such services of such transfer. State Savings Co. shall fully cooperate with Fifth Third in the preparation for such transfer. In the event that Fifth Third determines that a third party should provide such services to State Savings Co., State Savings Co. agrees to have such services provided after the Effective Time by the third party recommended for such purposes by Fifth Third. In the event this Agreement is terminated pursuant to Section VIII hereof for any reason except a material breach or default by State Savings Co., and if, in such instance, State Savings Co. desires to convert to another provider of data processing services, including, without limitation, item processing and application processing, Fifth Third shall pay all costs and expenses associated with such conversion.

     K. Fifth Third and State Savings Co. shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby and thereby, and shall consult with each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit either party from making any disclosure which its counsel deems required by law.

     L. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees, costs and expenses of its own financial consultants, investment bankers, accountants and counsel, without reduction or modification in the number of shares of Fifth Third Common Stock to be issued hereunder. The expenses of printing and mailing the prospectus/proxy statement shall be paid by Fifth Third.

     M. 1. Between the date hereof and the Closing Date, State Savings Co. shall promptly advise Fifth Third in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on State Savings Co. and its subsidiaries, taken as a whole; provided that no such disclosure shall be deemed an exception to any representation or warranty contained herein.

     2. Between the date hereof and the Closing Date, Fifth Third shall promptly advise State Savings Co. in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on Fifth Third and its subsidiaries, taken as a whole; provided that no such disclosure shall be deemed an exception to any representation or warranty contained herein.

     N. If this Agreement is terminated pursuant to Section VIII.A.7. or pursuant to Section VIII.B. and (i) at or prior to the holding of the shareholder meeting contemplated thereby any person or entity (other than Fifth Third or its affiliates) shall have made a proposal, or disclosed to State Savings Co. or its shareholders that such person or entity will consider or is considering making a proposal, to effect an Acquisition Transaction, and (ii)
(A) State Savings Co. shall have entered into a written understanding in principle or a definitive agreement with respect to such Acquisition Transaction within twelve (12) months after the earlier of (x) the date this Agreement is terminated or (y) September 30, 1998, or (B) the Board of Directors of State Savings Co. shall have withdrawn its recommendation to the shareholders of State Savings Co. regarding the Merger (as contemplated by Section IV.A. of this Agreement) as a result of such proposal to effect such Acquisition Transaction, then (unless at the time of termination State Savings Co. had the right to terminate this Agreement pursuant to Section VIII.A. other than pursuant to
Section VIII.A.7.) State Savings Co. shall pay Fifth Third a termination fee of $28 million, which fee shall be payable immediately upon entering into such written understanding in principle or definitive agreement or upon the withdrawal by the Board of Directors of such recommendation, whichever is earlier. In no event shall more than one termination fee be payable pursuant to this Section VIII.N. Nothing in this section

VIII.N. shall relieve any party to this Agreement of liability for breach of this Agreement for any matter for which the fee contemplated by this section VIII.N. is not payable.

VIII.  TERMINATION

     A. This Agreement may be terminated at any time prior to the Effective Time by written notice delivered by Fifth Third to State Savings Co. or by State Savings Co. to Fifth Third in the following instances:

     1. By Fifth Third or State Savings Co., if there has been to the extent contemplated in Section VI.B.1 and 2 and Section VI.C.1 and 2 herein, a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties, and covenants set forth herein and such misrepresentations, breach or failure to comply have not been cured (if capable of cure) within thirty (30) days after receipt of written notice, provided, the party in default shall have no right to terminate for its own default.

     2. By Fifth Third or State Savings Co., if the business or assets or financial condition of the other party and its subsidiaries on a consolidated basis shall have materially and adversely changed from that in existence at September 30, 1997, other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under this Agreement.

     3. By Fifth Third or State Savings Co., if the merger transaction contemplated herein has not been consummated by September 30, 1998, provided the terminating party is not in material breach or default of any representations, warranty or covenant contained herein on the date of such termination.

     4. By the mutual written consent of Fifth Third and State Savings Co.

     5. By Fifth Third if any event occurs (other than events wholly within the control of Fifth Third) which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Fifth Third to effect the Merger set forth in Sections VI.A and B herein and noncompliance is not waived by Fifth Third.

     6. By State Savings Co. if any event occurs (other than events wholly within the control of State Savings Co.) which renders impossible of satisfaction in any material respect one or more of the conditions of the obligations of State Savings Co. to effect the Merger as set forth in Sections VI.A and C herein and non-compliance is not waived by State Savings Co.

     7. By Fifth Third if the holders of ten percent (10%) or more of the outstanding shares of State Savings Co. Common Stock shall have perfected their rights as dissenting shareholders pursuant to Section 1701.84 and 1701.85 of the Ohio Revised Code or if the Board of Directors of State Savings Co. withdraws or modifies its recommendation to the Shareholders regarding the Merger as contemplated by Section IV.A. of this Agreement.

     8. By State Savings Co. if it determines by a vote of the majority of the members of its Board of Directors, and notifies Fifth Third, at any time during the five (5) day period commencing two (2) business days after the Determination Date and if both of the following conditions are satisfied:

          (i) the Average Closing Price of Fifth Third Common Stock is less than $65.20 (adjusted as set forth in the last sentence of this paragraph VIII.A.8.); and

          (ii) (x) the number obtained by dividing the Average Closing Price on the Determination Date by the Starting Price (such number being referred to herein as the "Fifth Third Ratio") shall be less than (y) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.20 from the quotient in this clause (ii)(y) (such number being referred to herein as the "Index Ratio");

     If State Savings Co. elects to terminate this Agreement pursuant to this
Section VIII.A.8., it shall give notice to Fifth Third within the aforementioned five (5) day period, provided such notice may be withdrawn at any time. During the five (5) day period commencing with its receipt of such notice, Fifth Third shall have the option of adjusting the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the product of $65.20 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Fifth Third Ratio. If Fifth Third makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to State Savings Co. of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this
Section VIII.A.8 and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section VIII.A.8.

     For purposes of this Paragraph VIII.A.8, the following terms shall have the meaning indicated:

        "Average Closing Price" shall mean the average of the per share closing prices of the Fifth Third Common Stock as reported on the NASDAQ National Market System for the 20 consecutive trading days ending on the Determination Date as reported by The Wall Street Journal, expressed in decimal figures carried to five figures.

        "Determination Date" means the tenth (10th) trading day prior to the Closing Date or September 30, 1998, whichever is earlier.

        "Index Group" means the nineteen (19) bank holding companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal since the Starting Date and before the Determination Date for any such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company is removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The nineteen (19) bank holding companies and the weights attributed to them are as follows:

                                                         SHARES OUTSTANDING     WEIGHTED
                 BANK HOLDING COMPANY                      AS OF 9/30/97         FACTOR
                 --------------------                    ------------------     --------
Northern Trust Corp....................................      109,139.3             4.89
Star Banc Corp.........................................       85,296.2             3.82
First Tennessee National Corp..........................       64,059.8             2.87
State Street Corp......................................      160,808.0             7.20
Marshall & Ilsley Corp.................................       88,872.4             3.98
BB&T Corporation.......................................      134,308.5             6.02
Mercantile Bancorp.....................................      130,289.0             5.83
First American Corp....................................       58,379.1             2.61
Summit Bancorp.........................................      175,735.2             7.87
South Trust Corp.......................................       99,793.6             4.47
First Security Corp....................................      115,838.0             5.19
Comerica Inc...........................................      105,239.7             4.71
AmSouth Bancorporation.................................       80,706.2             3.61
Union Planters Corp....................................       67,211.6             3.01
Regions Financial Corp.................................      136,320.5             6.11
Firstar Corporation....................................      144,655.2             6.48
Crestar Financial Corp.................................      110,188.1             4.93
Synovus Financial Corp.................................      174,984.1             7.84
Huntington Bancshares, Inc.............................      191,133.7             8.56
                                                                                 ------
                                                                                 100.00%

     "Index Price," on a given date, means the weighted average (weighted in accordance with the Weighing Factors above, which were calculated with reference to the outstanding shares listed above) of the closing prices on such date of the common stock of the companies comprising the Index Group.

     "Starting Date" means January 2, 1998.

     "Starting Price" means $81.50 per share.

     If Fifth Third or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Paragraph VIII.A.8.

     B. If State Savings Co. shareholders, acting at a meeting held for the purpose of voting upon this Agreement, fail to approve such agreements in the manner required by law, then this Agreement shall be deemed to be automatically terminated.

     C. Upon termination as provided in this Section, this Agreement, except for the provisions of Paragraphs D, H, I, J, K and L of Section VII hereof shall be void and of no further force or effect, and, except as provided in Paragraph H of Section VII hereof, neither party hereto not in material breach or default of its representations, warranties and covenants hereunder shall have any liability of any kind to the other party including but not limited to liability for expenses incurred by the other party in connection with this transaction; provided that no such termination shall relieve a breaching party from liability for any uncured willful breach of a covenant, undertaking, representation or warranty giving rise to such termination.

IX.  CLOSING AND EFFECTIVE TIME

     The consummation of the transactions contemplated by this Agreement shall take place at a closing to be held at the offices of Fifth Third in Cincinnati, Ohio on a Friday which is as soon as is reasonably possible following the date that all of the conditions precedent to closing set forth in Section VI hereof, including the waiting period required by any banking or bank holding company regulatory agency after its approval of the Merger is issued before the transaction may be consummated, have been fully met or effectively waived (the "Closing Date"). Pursuant to the filing of articles or a certificate of merger (which shall be acceptable to State Savings Co. and Fifth Third) with the Secretary of the State of Ohio in accordance with law and this Agreement, the Merger provided for herein shall become effective at the close of business on said day (the "Effective Time"). By mutual agreement of the parties, the closing may be held at any other time or place or on any other date and the effectiveness of the Merger (and the Effective Time) may be changed by such mutual agreement. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for agreements of the parties which by their terms are intended to be performed after the Effective Time.

X.  AMENDMENT

     This Agreement may be amended, modified or supplemented by the written agreement of State Savings Co. and Fifth Third upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger and this Agreement by the shareholders of State Savings Co., but after any such approval by the shareholders of State Savings Co. no amendment shall be made (without further shareholder approval) which changes in any manner adverse to such shareholders the consideration to be provided to such shareholders pursuant to this Agreement and the Agreement of Merger.

XI.  GENERAL

     This Agreement was made in the State of Ohio and shall be interpreted under the laws of the United States and the State of Ohio. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but except as specifically set forth herein or as contemplated in Sections V.D, VII.B.2, VII.B.3, VII.B.4, VII.B.5 and VII.C. none of the provisions hereof shall be binding upon and inure to the benefit of any other person, firm or corporation whomsoever. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any party hereto without the prior written consent of the other party hereto; provided, however, that the merger or consolidation of Fifth Third shall not be deemed an assignment hereunder if Fifth Third is the surviving corporation in such merger or consolidation and its Common Stock shall thereafter continue to be publicly traded and issuable to State Savings Co. shareholders pursuant to the terms of this Agreement.

XII.  COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes but such counterparts taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Affiliation Agreement as of the date hereinabove set forth.

                                          FIFTH THIRD BANCORP

(SEAL)                                    By:       /s/ P. MICHAEL BRUMM
                                            ------------------------------------
                                            P. Michael Brumm
                                            Executive Vice President

                                          Attest:    /s/ PAUL L. REYNOLDS
                                              ----------------------------------
                                              Paul L. Reynolds
                                              Assistant Secretary

                                          STATE SAVINGS CO.

(SEAL)                                    By:        /s/ DAVID E. REESE
                                            ------------------------------------
                                            Name: David E. Reese
                                            Title: Chairman

                                          Attest: /s/ DONALD B. SHACKELFORD
                                              ----------------------------------
                                              Name: Donald B. Shackelford
                                              Title: Vice Chairman

                                                                         ANNEX B

                              FIFTH THIRD BANCORP
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45263

                                January 2, 1998

Dear               :

     As you know, Fifth Third Bancorp, an Ohio corporation ("Fifth Third"), and State Savings Company, an Ohio corporation ("State Savings Co."), are concurrently entering into an Affiliation Agreement (the "Affiliation Agreement") pursuant to which State Savings Co., will merge (the "Merger") with and into Fifth Third with Fifth Third as the surviving corporation in the Merger.

     As a shareholder, you believe it is in the best interests of State Savings Co. and all State Savings Co. shareholders for the Merger to be consummated on the terms set forth in the Affiliation Agreement. As a condition and inducement to Fifth Third's willingness to enter in the Affiliation Agreement:

     1. You represent that you have sole voting and dispositive power over shares of common stock, par value $100 per share, of State Savings Co. (the "State Savings Co. Common Stock") and that you beneficially own such shares free and clear of all liens, charges and encumbrances, agreements and commitments of every kind.

     2. You agree that any additional shares of State Savings Co. Common Stock acquired by you shall be subject to the provisions of this Agreement.

     3. At such time as State Savings Co. conducts a meeting of or otherwise seeks a vote of its shareholders for the purpose of approving and adopting the Affiliation Agreement and the Merger (the "State Savings Co. Meeting"), you agree to vote all State Savings Co. Common Stock then held or controlled by you in favor of the Affiliation Agreement and the Merger.

     4. You will use all reasonable efforts to cooperate with Fifth Third in connection with the Merger, promptly take such actions as are necessary or appropriate to consummate the Merger, and provide any information reasonably requested by Fifth Third for any registration of the shares of Fifth Third issued in the Merger, any regulatory application or filing made or approval sought for the transactions contemplated by the Affiliation Agreement.

     5. You hereby waive all rights available to you under the General Corporation Law as contained in the Ohio Revised Code to demand appraisal with respect to your State Savings Co. Common Stock.

     6. From the date hereof until the Effective Time or earlier termination of this Agreement as provided in Paragraph 10 (the "Voting Term") you agree not to sell your State Savings Co. Common Stock or otherwise transfer your voting rights with respect thereto (exclusive of your right to designate a proxy to vote your shares).

     7. You agree that during the Voting Term, you will not, and you will not permit affiliates (as that term is defined in Rule 405 of the Securities Act of 1933 (the "Securities Act")), to:

          (i) acquire, offer to acquire or agree to acquire (directly or indirectly, beneficially or of record, by purchase or otherwise, alone or in concert with others) a majority of State Savings Co. outstanding common stock;

          (ii) undertake any merger, consolidation, asset acquisition or disposition or tender offer or other takeover action involving State Savings Co. or any of its affiliates or any of its assets, except as expressly permitted by the Affiliation Agreement;

          (iii) other than as a director of State Savings Co., make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as a such terms are used in the proxy rules of the Securities and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting or acquisition of any securities of State Savings Co.;

          (iv) other than as a director of State Savings Co., directly or indirectly, whether through any employees, agents, affiliates or otherwise, encourage, initiate, solicit or participate in, any inquiries or proposals or engage in any discussions or negotiations, concerning any of the foregoing; or

          (v) agree to do any of the foregoing.

     8. The voting obligations set forth in this Agreement only extend to the matters set forth herein and do not extend to the voting on other matters and questions on which you have the right to vote under the articles of incorporation of State Savings Co., its regulations or the Ohio Revised Code.

     9. You are an "accredited investor" as such term is defined in Rule 501 under the Securities Act. You are purchasing the shares of Fifth Third Common Stock for investment for your own account and not with any present view toward resale or other distribution thereof. You have such knowledge and experience in factual and business matters that you are capable of evaluating the merits and risks of the investment in the shares of Fifth Third Common Stock and are able to bear the economic risk of investment in the shares of Fifth Third Common Stock. You acknowledge that Fifth Third has made available to you prior to the date hereof and prior to the purchase of any of the shares of Fifth Third Common Stock, the opportunity to ask questions of, and receive answers from, the representatives of Fifth Third concerning Fifth Third and the terms and conditions of the Merger.

   10. This Agreement shall terminate upon the termination of the Affiliation Agreement in accordance with its terms.

   11. This Agreement shall not affect your obligations, to the extent you serve in such capacity, as a director of State Savings Co.

   12. This Agreement shall bind and benefit the successors, assigns, executors, trustees and heirs of the parties hereto. You agree that damages are inadequate for breach by you of any term of this Agreement and that Fifth Third shall be entitled to preliminary and permanent injunctive relief and specific performance to enforce this Agreement. This Agreement shall be governed by and construed under the laws of the State of Ohio (without giving effect to the choice of law provisions thereof). Any term hereof which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without affecting the remaining terms or their validity or enforceability in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same instrument.

     Please confirm that the foregoing correctly states the understanding between us by signing and returning to Fifth Third a counterpart hereof.

                                          Very truly yours,

                                          FIFTH THIRD BANCORP

                                          By:
                                            ------------------------------------

Accepted and agreed as of
the date first above written:

Name:
      ----------------------------------------------------------

                                    ANNEX C

               FAIRNESS OPINION OF KEEFE, BRUYETTE & WOODS, INC.

                                 APRIL 7, 1998

Board of Directors
State Savings Company
20 East Broad Street
Columbus, OH 43215

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of State Savings Company ("State Savings") of the consideration to be received by such stockholders in the proposed merger (the "Merger") of State Savings with and into Fifth Third Bancorp ("Fifth Third"), pursuant to the Affiliation Agreement ("Agreement") dated as of January 2, 1998 between State Savings and Fifth Third (the "Agreement"). Under the terms of the Merger, stockholders of State Savings will receive 2,770.89 shares of Fifth Third's common stock for each of their shares of common stock, par value $100 per share of State Savings ("the Exchange Ratio"). It is our understanding that the Merger will be accounted for as a pooling accounting transaction under generally accepted accounting practices.

     Keefe, Bruyette & Woods, Inc. as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, State Savings and Fifth Third and as a market maker in securities we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Fifth Third for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of State Savings in rendering this fairness opinion and will receive a fee from State Savings for our services.

     In rendering our opinion, we have (i) reviewed, among other things, the Affiliation Agreement, Audited Financial Statements of State Savings and Annual Reports to stockholders and Annual Report on Form 10-K of Fifth Third for the four years ended December 31, 1996, certain interim reports of State Savings and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Fifth Third and certain internal financial analyses and forecasts for State Savings prepared by management; (ii) held discussions with members of senior management of State Savings and Fifth Third regarding past and current business operations, regulatory relationships, financial condition and future prospects of the respective companies; (iii) compared certain financial and stock market information for Fifth Third with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the banking industry; and (v) performed such other studies and analyses as we considered appropriate.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying any of such information. We have relied upon the management of State Savings as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of State Savings and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have also assumed, without independent verification, that the aggregate allowances for loan losses for State Savings and Fifth Third are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of State Savings or Fifth Third, nor have we examined any individual credit files.

State Savings Company
Board of Directors
Page 2

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of State Savings and Fifth Third; (ii) the assets and liabilities of State Savings and Fifth Third; and (iii) the nature and terms of certain other merger transactions involving thrift and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the common stockholders of State Savings.

                                          Very truly yours,

                                          KEEFE, BRUYETTE & WOODS, INC.

                                                                         ANNEX D

                               OHIO REVISED CODE
                     TITLE XVII CORPORATIONS--PARTNERSHIPS
                     CHAPTER 1701: GENERAL CORPORATION LAW

SECTION 1701.85 DISSENTING SHAREHOLDER'S DEMAND FOR FAIR CASH VALUE OF SHARES

     (A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

     (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

     (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

     (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

     (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

     (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

     (D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

          (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

          (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

          (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

          (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

     (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

     (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                                                         ANNEX E

                           ACQUIRING PERSON STATEMENT

1. The identity of the "Acquiring Person" is: Fifth Third Bancorp, a corporation organized and existing under the laws of the State of Ohio and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Acquiring Person").

2. This Acquiring Person Statement is being given by the Acquiring Person pursuant to Section 1701.831 of the Ohio Revised Code.

3. The number of common shares, $100 par value, of State Savings Company, a corporation organized and existing under the laws of the State of Ohio and a multiple savings and loan holding company under Section 10 of the Home Owners Loan Act, as amended, owned, directly or indirectly, by the Acquiring Person on the date of this statement is: None .

4. The range of voting power, described in division (Z)(1) of Section 1701.01 of the Ohio Revised Code, under which the proposed control share acquisition will, if and on the date it is consummated, fall is: (c) a majority or more of such voting power.

5. The proposed control share acquisition is to be consummated on the terms contained in the Affiliation Agreement dated as of January 2, 1998 between the Acquiring Person and State Savings Company (the "Affiliation Agreement"), a copy of which is attached as Annex A to the Proxy Statement/Prospectus to be dated April 7, 1998.

6. The acquiring Person hereby represents that the proposed control share acquisition, if consummated in accordance with the terms of the Affiliation Agreement, will not be contrary to law and hereby further represents that the Acquiring Person has the financial capacity to make the proposed control share acquisition.

IN WITNESS WHEREOF, the undersigned has caused this Acquiring Person Statement to be executed and delivered to State Savings Company this Third day of April, 1998.

                                          FIFTH THIRD BANCORP

                                          By: /s/ PAUL L. REYNOLDS
                                            ------------------------------------
                                             Name:Paul L. Reynolds
                                             Title:Assistant Secretary